As filed with the Securities and Exchange Commission on June 30, 2005

Registration No. 333-124719

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ENTEGRIS, INC.(1)

EAGLE DE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Minnesota	2033	41-1941551
Delaware	2033	41-1941551(2)
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3500 Lyman Boulevard

Chaska, Minnesota 55318

(952) 556-3131

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John D. Villas

Chief Financial Officer

Entegris, Inc.

3500 Lyman Boulevard

Chaska, Minnesota 55318

(952) 556-3131

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Douglas P. Long Faegre & Benson LLP 90 South Seventh Street 2200 Wells Fargo Center Minneapolis, MN 55402	David B. Walek Ropes & Gray LLP One International Place Boston, MA 02110

Approximate date of commencement of proposed sale to public:    As soon as practicable following the effective date of this registration statement and the date on which all other conditions to the merger of Mykrolis Corporation with and into Eagle DE, Inc. pursuant to the merger agreement described in the enclosed joint proxy statement/prospectus have been satisfied or waived. Eagle DE, Inc. is the successor issuer, within the meaning of Rule 12g-3 under the Securities Exchange Act of 1934, to Entegris, Inc. in connection with the reincorporation merger of Entegris, Inc. with and into Eagle DE, Inc. The Registrant hereunder shall be Entegris, Inc. and its successor issuer, Eagle DE, Inc., a Delaware corporation.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

(1) Entegris, Inc., a Minnesota corporation, will reincorporate in Delaware in connection with this offering by way of a merger with and into its wholly owned subsidiary, Eagle DE, Inc., a Delaware corporation, which will change its name to Entegris, Inc. in such reincorporation merger and which expressly adopts this Registration Statement for all purposes under the Securities Act. Eagle DE, Inc. is referred to as “Entegris Delaware” in this joint proxy statement/prospectus.

(2) Upon completion of the reincorporation merger referred to above, Entegris Delaware will retain the I.R.S. employer identification number currently assigned to Entegris.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED JUNE 30, 2005

MERGER PROPOSED — YOUR VOTE IS IMPORTANT

The boards of directors of Entegris, Inc. and Mykrolis Corporation have each unanimously approved a strategic merger of equals of the two companies. The combined company, which will be headquartered in Chaska, Minnesota immediately after the merger, will have approximately 2,700 full-time employees worldwide, excluding temporary workers. We believe that the merger will benefit the stockholders of both companies, and we ask for your support in voting for the merger proposals at our respective stockholder meetings.

Immediately prior to the merger, Entegris will reincorporate in the State of Delaware. Mykrolis will then merge with and into Entegris. In the merger, each share of Mykrolis common stock will be converted into the right to receive 1.39 shares of Entegris common stock and cash in lieu of fractional shares. After completion of the merger, the current stockholders of Entegris are expected to own approximately 56% of the combined company and the current stockholders of Mykrolis are expected to own approximately 44% of the combined company. The merger will be tax-free to Entegris stockholders and Mykrolis stockholders, except Mykrolis stockholders may recognize gain on any cash received in lieu of fractional shares of Entegris. No stockholders of Entegris or Mykrolis will have dissenters’ appraisal rights in the reincorporation or the merger.

The combined company will be a Delaware corporation named “Entegris, Inc.” Entegris common stock is currently traded on The NASDAQ National Market under the symbol “ENTG,” and we intend to apply to have the combined company’s shares listed on The NASDAQ National Market at the time of the merger. The listing of Entegris’ shares of common stock on The NASDAQ National Market at that time is a condition to the closing of the merger. Upon completion of the merger, Mykrolis common stock, which is listed on the New York Stock Exchange under the symbol “MYK,” will be delisted.

We are asking stockholders of Entegris to consider and vote upon proposals to:

•	approve and adopt the merger agreement providing for the merger and the merger (including the issuance of Entegris common stock in connection with the merger);
•	reincorporate Entegris under the Delaware General Corporation Law and approve and adopt the agreement and plan of merger providing for the reincorporation; and
•	approve a classified board of directors for Entegris.

Entegris’ special meeting will be held on August 3, 2005, at 9:00 a.m., local time, at the Oak Ridge Conference Center, 1 Oak Ridge Drive, Chaska, Minnesota. Entegris’ board of directors unanimously recommends that Entegris’ stockholders vote “FOR” each of the foregoing proposals.

We are asking stockholders of Mykrolis to:

•	consider and vote upon a proposal to approve and adopt the merger agreement providing for the merger and the merger; and
•	vote on the election of Mykrolis directors as described in the attached notice and joint proxy statement/prospectus. If the merger is completed, the terms of the Mykrolis directors, including those elected at the meeting, will expire upon such completion.

Mykrolis’ special meeting in lieu of annual meeting will be held on August 3, 2005, at 10:00 a.m., local time, at 129 Concord Road, Billerica, Massachusetts. Mykrolis’ board of directors unanimously recommends that Mykrolis’ stockholders vote “FOR” the merger and the adoption of the merger agreement, and “FOR” the election of the nominated directors.

In considering the recommendations of Entegris’ and Mykrolis’ boards of directors with respect to the merger, you should be aware that certain directors and officers of Entegris and Mykrolis may have interests in the merger that are different from, or in addition to, their interests as Entegris or Mykrolis stockholders generally, as described in more detail in this joint proxy statement/prospectus.

We cannot complete the merger unless stockholders of both companies approve it and Entegris stockholders approve the proposed reincorporation of Entegris in Delaware. Approvals of the classified board of directors of Entegris and the election of Mykrolis directors are not conditions of the merger.

This joint proxy statement/prospectus provides you with detailed information about the stockholder meetings and the proposed merger and the other proposals to be voted on. We urge you to read this material, including the section describing certain risk factors beginning on page 18, carefully and in its entirety.

We enthusiastically support this combination of our two outstanding companies and join with all the other members of our respective boards of directors in recommending that you vote “FOR” the proposals described herein.

JAMES E. DAUWALTER	GIDEON ARGOV
Chief Executive Officer	Chief Executive Officer
Entegris, Inc.	Mykrolis Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                    ], 2005,

and is first being mailed to Entegris and Mykrolis stockholders on or about July 5, 2005.

REFERENCES TO ADDITIONAL INFORMATION

Except where we indicate otherwise, as used in this joint proxy statement/prospectus, “Entegris” refers to Entegris, Inc. and its consolidated subsidiaries prior to Entegris, Inc.’s reincorporation merger with and into its wholly owned subsidiary, Eagle DE, Inc. “Mykrolis” refers to Mykrolis Corporation and its consolidated subsidiaries, and “Entegris Delaware” refers to Eagle DE, Inc. and, after the reincorporation merger, Eagle DE, Inc. (which is a Delaware corporation that will be renamed Entegris, Inc. in the reincorporation merger) and its consolidated subsidiaries. This joint proxy statement/prospectus incorporates important business and financial information about Entegris and Mykrolis from documents that each company has filed with the Securities and Exchange Commission but that have not been included in or delivered with this joint proxy statement/prospectus. For a list of documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 149.

This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at www.sec.gov.

In addition, Entegris’ Securities and Exchange Commission filings are available to the public on Entegris’ website, www.entegris.com, and Mykrolis’ filings with the Securities and Exchange Commission are available to the public on Mykrolis’ website, www.mykrolis.com. Information contained on Entegris’ website and Mykrolis’ website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

Entegris will provide you with copies of this information relating to Entegris, without charge, if you request it in writing from Entegris, Inc., 3500 Lyman Boulevard, Chaska, Minnesota 55318.

If you would like to request documents from Entegris, please do so by July 27, 2005, in order to receive them before the Entegris special meeting.

Mykrolis will provide you with copies of this information relating to Mykrolis, without charge, if you request it in writing from Mykrolis Corporation, 129 Concord Road, Billerica, Massachusetts 01821.

If you would like to request documents from Mykrolis, please do so by July 27, 2005, in order to receive them before the Mykrolis special meeting in lieu of annual meeting.

Entegris has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Entegris and Entegris Delaware, and Mykrolis has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Mykrolis. Entegris and Mykrolis have both contributed to the information contained in this joint proxy statement/prospectus relating to the merger.

ENTEGRIS, INC.

3500 Lyman Boulevard

Chaska, Minnesota 55318

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

to be held on August 3, 2005

NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of Entegris, Inc., a Minnesota corporation, will be held on Wednesday, August 3, 2005, at 9:00 a.m., local time, at the Oak Ridge Conference Center, 1 Oak Ridge Drive, Chaska, Minnesota, for the following purposes:

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of March 21, 2005, by and among Entegris, Inc., a Minnesota corporation, Eagle DE, Inc., a Delaware corporation and a wholly owned subsidiary of Entegris (referred to as “Entegris Delaware”), and Mykrolis Corporation, a Delaware corporation, including the merger of Mykrolis with and into Entegris Delaware (immediately following the reincorporation merger described in proposal 2 below) as contemplated thereby and the issuance of new shares of common stock of Entegris Delaware to the stockholders of Mykrolis in the merger. In the merger, each outstanding share of Mykrolis common stock will be automatically converted into the right to receive 1.39 shares of Entegris Delaware common stock;

2.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “reincorporation merger agreement”) dated as of March 21, 2005, by and between Entegris and Entegris Delaware and the reincorporation merger contemplated thereby (the “reincorporation merger”), whereby Entegris would reincorporate from a Minnesota corporation to a Delaware corporation, including approval of the proposed certificate of incorporation and bylaws of Entegris Delaware attached as Annex C-1 and Annex D, respectively, to this joint proxy statement/prospectus, provided that if proposal 3 set forth below is not approved, the certificate of incorporation of Entegris Delaware will read as set forth on Annex C-2 hereto and the bylaws of Entegris Delaware set forth on Annex D hereto will be revised by the board of directors of Entegris Delaware to remove the classified board provisions and include provisions substantially similar to Article IX set forth in Annex C-2 hereto but will otherwise read as set forth on Annex D. In the reincorporation merger, each outstanding share of Entegris common stock will be automatically converted into one share of Entegris Delaware common stock and the name of Entegris Delaware will be changed to Entegris, Inc.;

3.	To consider and vote upon a proposal to approve a classified board for Entegris Delaware as provided in Article IX of the proposed certificate of incorporation of Entegris Delaware set forth in Annex C-1 hereto; and

4.	To consider and vote upon a proposal to approve adjournments or postponements of the Entegris special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Entegris special meeting to approve the above proposals.

Each of the proposals is more fully described in this joint proxy statement/prospectus.

June 17, 2005 has been fixed as the record date for the meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of and vote at the meeting and any adjournment or postponement of the meeting.

i

Neither the merger nor the reincorporation merger will occur unless both proposal 1 and proposal 2 are approved. Approval of proposals 3 and 4, however, is not a condition to either the merger or the reincorporation merger. If either proposal 1 or proposal 2 (or both) is not approved, then proposal 3 will be null and have no effect.

By Order of the Board of Directors,

John D. Villas
Secretary

Chaska, Minnesota

[                    ], 2005,

Entegris’ board of directors unanimously recommends that Entegris stockholders vote “FOR” each of the proposals.

Your proxy is important to ensure a quorum at the meeting. Even if you own only a few shares, and whether or not you plan to attend the Entegris special meeting in person, please complete, date, sign and return the enclosed proxy card or voting instruction card in the enclosed envelope promptly or submit your proxy or voting instructions by calling 1-800-560-1965 or using the Internet (http://www.eproxy.com/entg/) by following the instructions included with your proxy card. Please note that if your shares are not registered in your own name, your bank, broker or other institution holding your shares may not offer telephone or Internet voting. The enclosed envelope requires no postage if mailed in the United States. If you attend the Entegris special meeting, you may revoke your proxy, if any, and vote in person if you wish, even if you have previously returned your proxy card or submitted your proxy instructions by telephone or the Internet. However, if you hold shares through a bank or broker and wish to vote in person at the meeting, you may not do so unless you receive a valid proxy from your bank or broker.

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card(s).

If you have questions, contact

MacKenzie Partners, Inc.

Call Toll-Free: (800) 332-2885

MYKROLIS CORPORATION

129 Concord Road

Billerica, Massachusetts 01821

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS IN LIEU OF ANNUAL MEETING

to be held on August 3, 2005,

NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of Mykrolis Corporation, a Delaware corporation, in Lieu of Annual Meeting will be held on Wednesday, August 3, 2005, at 10:00 a.m., local time, at 129 Concord Road, Billerica, Massachusetts, for the following purposes:

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of March 21, 2005, by and among Entegris, Inc., a Minnesota corporation, Eagle DE, Inc., a Delaware corporation and a wholly owned subsidiary of Entegris (referred to as “Entegris Delaware”), and Mykrolis Corporation, a Delaware corporation, including the merger of Mykrolis with and into Entegris Delaware as contemplated thereby. Pursuant and subject to the terms of the merger agreement (and the related reincorporation merger agreement), Entegris will reincorporate in Delaware by merging with and into Entegris Delaware, immediately following which Mykrolis will merge with and into Entegris Delaware. In the merger, each outstanding share of Mykrolis common stock will be automatically converted into the right to receive 1.39 shares of Entegris Delaware common stock. In connection with the reincorporation merger, the name of Entegris Delaware will be changed to Entegris, Inc.;

2.	To consider and vote upon a proposal to elect two Class II Directors to the Mykrolis board of directors with terms expiring at the 2008 annual meeting of stockholders or upon completion of the merger, if earlier; and

3.	To consider and vote upon a proposal to approve adjournments or postponements of the Mykrolis special meeting in lieu of annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Mykrolis special meeting in lieu of annual meeting to approve the above proposals.

Each of the proposals is more fully described in this joint proxy statement/prospectus.

June 17, 2005 has been fixed as the record date for the meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of and vote at the meeting and any adjournment or postponement of the meeting.

Approval of proposals 2 and 3 is not a condition to the merger.

By Order of the Board of Directors,

Peter W. Walcott
Secretary

Billerica, Massachusetts

[                    ], 2005

Mykrolis’ board of directors unanimously recommends that Mykrolis stockholders vote “FOR” each of the proposals.

Your proxy is important to ensure a quorum at the meeting. Even if you own only a few shares, and whether or not you plan to attend the Mykrolis special meeting in lieu of annual meeting in person, please complete, date, sign and return the enclosed proxy card or voting instruction card in the enclosed envelope promptly or submit your proxy or voting instructions by calling 1-877-PRX-VOTE (1-877-779-8683) or using the Internet (http://www.eproxyvote.com/myk) by following the instructions included with your proxy card. Please note that if your shares are not registered in your own name, your bank, broker or other institution holding your shares may not offer telephone or Internet voting. The enclosed envelope requires no postage if mailed in the United States. If you attend the Mykrolis special meeting in lieu of annual meeting, you may vote in person if you wish, even if you have previously returned your proxy card or submitted your proxy instructions by telephone or the Internet. However, if you hold shares through a bank or broker and wish to vote in person at the meeting, you may not do so unless you receive a valid proxy from your bank or broker.

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card(s).

If you have questions, contact

MacKenzie Partners, Inc.

Call Toll-Free: (800) 322-2885

v

OTHER MATTERS TO BE CONSIDERED AT THE MYKROLIS SPECIAL MEETING IN LIEU OF ANNUAL MEETING	131

LEGAL MATTERS	148

EXPERTS	148

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS	148

HOUSEHOLDING OF PROXY MATERIALS	149

WHERE YOU CAN FIND MORE INFORMATION	149

ANNEXES

A	-	Agreement and Plan of Merger	A-1
B	-	Reincorporation Merger Agreement	B-1
C-1	-	Certificate of Incorporation of Entegris Delaware	C-1-1
C-2	-	Certificate of Incorporation of Entegris Delaware without a Classified Board	C-2-1
D	-	Bylaws of Entegris Delaware	D-1
E	-	Goldman, Sachs & Co. Opinion	E-1
F	-	Citigroup Global Markets Inc. Opinion	F-1

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers briefly address some commonly asked questions about the merger, the stockholders meetings, the effect of the merger on the holders of common stock of Entegris and Mykrolis, and Entegris’ reincorporation from a Minnesota corporation to a Delaware corporation. They may not include all the information that is important to you. We urge you to read carefully this entire document, including the annexes and the other documents to which we have referred you. We have included page references in this summary to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

Q:	What will happen in the merger?

A:	We are proposing to combine our companies in a “merger of equals” transaction. In the transaction, Entegris will effect a reincorporation from a Minnesota corporation to a Delaware corporation (the “reincorporation”). Mykrolis will then merge with and into Entegris Delaware, the corporation resulting from the reincorporation, and the combined company will be named Entegris, Inc. As a result of the merger of Mykrolis with and into Entegris Delaware, Mykrolis will cease to exist and Entegris Delaware will continue as a public company that holds and conducts the combined business of Mykrolis and Entegris.

In the transaction, Entegris Delaware’s certificate of incorporation will be amended and restated as provided in Annex C-1 hereto, and its bylaws will be amended and restated as provided in Annex D hereto. Annex C-1 includes provisions relating to a so-called “classified board,” and the stockholders of Entegris will be asked to separately approve a proposal for the classified board. Approval of the classified board proposal, however, is not required to consummate the transaction. If the classified board proposal is not approved, Entegris Delaware’s certificate of incorporation will read as set forth in Annex C-2 and the bylaws set forth in Annex D will be revised by the Entegris Delaware board of directors to remove the classified board provisions and include provisions substantially similar to Article IX set forth in Annex C-2. See page 116.

Q:	When is the Entegris special meeting?

A:	The Entegris special meeting will be held on August 3, 2005, at the location and time indicated on the cover of this joint proxy statement/prospectus. See page 30.

Q:	When is the Mykrolis special meeting in lieu of annual meeting?

A:	The Mykrolis special meeting in lieu of annual meeting will be held on August 3, 2005, at the location and time indicated on the cover of this joint proxy statement/prospectus. See page 34.

Q:	On what are Entegris stockholders being asked to vote?

A:	Entegris’ board is asking Entegris stockholders to vote upon the following:

1.	A proposal to approve and adopt the merger agreement and the merger of Mykrolis with and into Entegris Delaware, including the issuance of new shares of Entegris Delaware to Mykrolis stockholders in connection with the merger (see page 30);

2.	A proposal to approve and adopt the reincorporation merger agreement and the reincorporation merger, including the proposed certificate of incorporation and bylaws of Entegris Delaware attached as Annex C-1 and Annex D, respectively, to this joint proxy statement/prospectus, provided that if proposal 3 set forth below is not approved, the certificate of incorporation of Entegris Delaware will read as set forth on Annex C-2 hereto and the bylaws of Entegris Delaware set forth on Annex D hereto will be revised by the Entegris Delaware board of directors to remove the classified board provisions and include provisions substantially similar to Article IX set forth in Annex C-2 hereto but will otherwise read as set forth on Annex D (see page 30);

3.	A proposal to approve a classified board for Entegris Delaware as provided in Article IX of the proposed certificate of incorporation of Entegris Delaware attached as Annex C-1 to this joint proxy statement/prospectus (see page 30); and

4.	A proposal to approve adjournments or postponements of the Entegris special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Entegris special meeting to approve the above proposals (see page 30).

Neither the merger nor the reincorporation merger will occur unless both proposal 1 and proposal 2 are approved. Approval of proposals 3 and 4 is not a condition to either the merger or the reincorporation merger. If either proposal 1 or proposal 2 (or both) is not approved, then proposal 3 will be null and have no effect.

Q:	Are the reincorporation and the merger each conditioned upon the other?

A:	The consummation of the reincorporation is conditioned on approval of the merger, and the consummation of the merger is conditioned on completion of the reincorporation. The reincorporation will not be effected unless all conditions to the merger have been satisfied or waived and Entegris Delaware and Mykrolis are prepared to consummate the merger immediately after the effective time of the reincorporation merger, and the merger will not occur if the reincorporation is not effected. See page 32.

The approval of the classified board provisions of Entegris Delaware’s certificate of incorporation is not required to consummate either the proposal relating to the merger or the proposal relating to the reincorporation. It is a condition to the classified board proposal, however, that proposals 1 and 2 be approved and that the reincorporation merger and the merger occur. See page 30.

Q:	What is Entegris’ proposed reincorporation from a Minnesota corporation to a Delaware corporation?

A:	The proposed reincorporation involves changing Entegris’ state of incorporation from Minnesota to Delaware. The reincorporation will be effected by merging Entegris into a wholly owned subsidiary, named Eagle DE, Inc., which is incorporated in Delaware and which was formed for this purpose. Throughout this joint proxy statement/prospectus, the term “Entegris” refers to Entegris, Inc., the existing Minnesota corporation, and the term “Entegris Delaware” refers to Eagle DE, Inc., which is the proposed successor to Entegris in the proposed reincorporation.

Upon the consummation of the reincorporation, Entegris will cease to exist as a corporate entity and Entegris Delaware will continue to operate Entegris’ business under the name Entegris, Inc. Each outstanding share of Entegris common stock will be automatically converted into one share of Entegris Delaware common stock at the effective time of the reincorporation. Each stock certificate representing issued and outstanding shares of Entegris common stock will represent the same number of shares of common stock of Entegris Delaware and need not be surrendered. Entegris expects to consummate the reincorporation immediately prior to the consummation of the merger. See page 74.

Q:	Why is Entegris reincorporating as a Delaware corporation?

A:	During the negotiation of the merger agreement, Mykrolis asked Entegris to agree to reincorporate in Delaware and that the reincorporation be made a condition to completion of the merger. Mykrolis is a Delaware corporation and desires that the combined company be a Delaware corporation. As part of the negotiations, the Entegris board of directors agreed to Mykrolis’ request. As a result, the merger agreement provides that completion of the merger is conditioned on approval by Entegris stockholders of the reincorporation proposal and completion of the reincorporation.

Many major corporations have chosen Delaware for their domicile or have subsequently reincorporated in Delaware. Because of Delaware’s significance as the state of incorporation for many major corporations, the Delaware judiciary has become particularly familiar with matters of corporate law, and a substantial body of court decisions has developed construing Delaware’s corporation laws. Consequently, Delaware corporate law has been, and is likely to continue to be, interpreted and explained in a number of significant court decisions, a circumstance which may provide greater predictability with respect to the combined company’s legal affairs.

Q:	What is the proposal to approve a classified board for Entegris Delaware?

A:	The proposal to approve a classified board for Entegris Delaware would result in Entegris Delaware’s board of directors being divided into three classes of directors serving staggered terms. Staggering the terms of directors means that at the annual meeting in any given year, only a fraction (roughly one-third) of the directors are up for re-election. A classified board can increase the likelihood of continuity and stability in the policies formulated by the board of directors and increase a corporation’s ability to attract and retain desirable directors. A classified board may also prevent potential unsolicited acquirors from quickly obtaining control of the company in certain circumstances and thereby discourage attempts to acquire the company or remove management. The classification of directors would also have the effect of making it more difficult for stockholders to change the composition of Entegris Delaware’s board of directors in a relatively short period of time. See page 76.

Q:	On what are Mykrolis stockholders being asked to vote?

A:	Mykrolis’ board is asking Mykrolis stockholders to vote upon the following:

1.	A proposal to approve and adopt the merger agreement and the merger (see page 34);

2.	A proposal to elect two Class II Directors to the Mykrolis board of directors with terms expiring at the Mykrolis 2008 annual meeting of stockholders or upon completion of the merger, if earlier (see page 34); and

3.	A proposal to approve adjournments or postponements of the Mykrolis special meeting in lieu of annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Mykrolis special meeting in lieu of annual meeting to approve the above proposals (see page 34).

Approval of proposals 2 and 3 is not a condition to the merger.

Q:	Who is eligible to vote at the Entegris stockholder meeting?

A:	Entegris stockholders are eligible to vote at the Entegris stockholder meeting if they were stockholders of record at the close of business on June 17, 2005. See page 31.

Q:	Who is eligible to vote at the Mykrolis stockholder meeting?

A:	Mykrolis stockholders are eligible to vote at the Mykrolis stockholder meeting if they were stockholders of record at the close of business on June 17, 2005. See page 35.

Q:	What vote is needed by Entegris stockholders to approve the proposals described above relating to the merger, the reincorporation merger and the classified board?

A:

Each proposal requires the approval of the holders of a majority of the outstanding shares of Entegris common stock as of the record date, except that the proposal to approve the classified board requires the approval of the holders of at least 51% of the outstanding shares of Entegris common stock as of the record date. If an Entegris stockholder does not vote, it will have the same effect as a vote against each proposal. See page 32.

Q:	What vote is needed by Mykrolis stockholders to approve the merger agreement and the merger?

A:	The proposal to approve and adopt the merger agreement and the merger requires the approval of the holders of a majority of the outstanding shares of Mykrolis common stock as of the record date. If a Mykrolis stockholder does not vote, it will have the same effect as a vote against the proposal to approve and adopt the merger agreement and the merger. See page 36.

Q:	How many votes does each share of Entegris common stock have?

A:	Each share of Entegris common stock has one vote per share under the Entegris articles of incorporation and bylaws. See page 31. For a copy of Entegris’ articles of incorporation and bylaws, see “Where You Can Find More Information” beginning on page 149. Entegris’ articles of incorporation and bylaws are filed as Exhibits 3.3 and 3.4, respectively, to the Form S-4 registration statement of which this joint proxy statement/prospectus is a part.

Q:	How many votes does each share of Mykrolis common stock have?

A:	Each share of Mykrolis common stock has one vote per share under the Mykrolis certificate of incorporation. See page 35. For a copy of Mykrolis’ certificate of incorporation, see “Where You Can Find More Information” beginning on page 149.

Q:	How do Entegris’ directors and executive officers intend to vote?

A:	Entegris’ directors and executive officers have indicated that they intend to vote their shares of Entegris common stock “FOR” all the proposals to be voted on by Entegris stockholders. At the close of business on June 17, 2005, the record date for the Entegris special meeting, directors and executive officers of Entegris and their affiliates were entitled to vote, or shared the right to vote, approximately 25.3% of the shares of Entegris common stock outstanding on that date. See page 32.

Q:	How do Mykrolis’ directors and executive officers intend to vote?

A:	Mykrolis’ directors and executive officers have indicated that they intend to vote their shares of Mykrolis common stock “FOR” the proposal to approve and adopt the merger agreement and the merger. At the close of business on June 17, 2005, the record date for the Mykrolis special meeting in lieu of annual meeting, directors and executive officers of Mykrolis and their affiliates were entitled to vote less than 1% of the shares of Mykrolis common stock outstanding on that date. See page 36.

Q:	Do Entegris stockholders have dissenters’ appraisal rights?

A:	No. Entegris stockholders do not have dissenters’ appraisal rights relating to the reincorporation merger under Minnesota law or, upon becoming stockholders of Entegris Delaware as a result of the reincorporation merger, relating to the merger under Delaware law. See page 73.

Q:	Do Mykrolis stockholders have dissenters’ appraisal rights?

A:	No. Mykrolis stockholders do not have dissenters’ appraisal rights relating to the merger under Delaware law. See page 73.

Q:	Will the rights of Entegris stockholders change as a result of the merger?

A:	Yes. Entegris stockholders will become Entegris Delaware stockholders, and their rights will be governed by Delaware law and Entegris Delaware’s certificate of incorporation and bylaws. A description of those rights begins on page 120.

If the proposal relating to a classified board is approved by Entegris stockholders, the certificate of incorporation and bylaws of Entegris Delaware will read as set forth on Annex C-1 and Annex D hereto, respectively. Further, the merger agreement requires the board of directors of Entegris Delaware to adopt a stockholder rights plan comparable to the Mykrolis stockholder rights plan currently in effect. Both a classified board and a stockholder rights plan, together with other provisions of the proposed certificate of incorporation of Entegris Delaware, may have the effect of hindering or discouraging attempts to acquire the company or remove management even if some or a majority of Entegris Delaware’s stockholders believe this action to be in their best interest, including attempts that might result in the stockholders receiving a premium over the market price of their shares of common stock. See page 76.

Q:	Will the rights of Mykrolis stockholders change as a result of the merger?

A:	The answer depends on how Entegris stockholders vote on Entegris proposal 3 (the classified board proposal). Mykrolis’ certificate of incorporation and bylaws currently contain classified board provisions. If Entegris stockholders approve proposals 1, 2 and 3, Entegris Delaware stockholders’ rights will be governed by the certificate of incorporation attached as Annex C-1 and the bylaws attached as Annex D to this joint proxy statement/prospectus, each of which is substantially similar to Mykrolis’ current certificate of incorporation and bylaws, except that the number of authorized shares of common stock will increase from 250,000,000 to 400,000,000 to reflect the combination of Entegris and Mykrolis. See “Comparison of Rights of Stockholders” beginning on page 120 for a summary of the differences between the current Mykrolis certificate of incorporation and bylaws and the proposed Entegris Delaware certificate of incorporation and bylaws. If Entegris stockholders approve proposals 1 and 2 but not proposal 3, Entegris Delaware stockholders’ rights will be governed by the certificate of incorporation attached as Annex C-2 and the bylaws attached as Annex D to this joint proxy statement/prospectus (except that the bylaws attached as Annex D will be amended by the Entegris Delaware board of directors to remove the classified board provisions). See page 74.

To obtain a copy of Mykrolis’ current certificate of incorporation and bylaws, see “Where You Can Find More Information” on page 149.

Q:	Is Entegris common stock listed on The NASDAQ National Market?

A:	Yes. Entegris common stock trades on The NASDAQ National Market under the symbol “ENTG.” The merger agreement requires Entegris to use its best efforts to cause shares of Entegris Delaware to trade on The NASDAQ National Market at the time of the reincorporation merger and the merger and to do so under the symbol “ENTG.” See page 75. The listing of Entegris Delaware’s common stock on The NASDAQ National Market is a condition to the obligation of each of Entegris and Mykrolis to complete the merger.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. Among other things, the combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections entitled “Risk Factors” beginning on page 18 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 22. Those risks include risks relating to the uncertainty that Entegris and Mykrolis will be able to integrate their businesses successfully, uncertainties as to whether the combined company will achieve synergies expected to result from the merger, and uncertainties relating to the performance of the combined company following the merger. See page 18.

Q:	Are any governmental approvals conditions to the closing of the merger?

A:	Yes. The merger was subject to review by the U.S. Department of Justice and the U.S. Federal Trade Commission to determine whether it complies with the applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated until the specified waiting period requirements of that Act have been satisfied. On April 21, 2005, the Federal Trade Commission granted early termination of the waiting period.

Q:	When do you expect to complete the merger?

A:	If the applicable proposals are approved at the stockholder meetings, we expect to complete the merger as soon as possible after the satisfaction of the conditions to the merger. We currently anticipate that the merger will be completed on August 5, 2005 and in any event not more than three business days after the stockholder meetings.

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope as soon as possible so that your shares will be represented and voted at your meeting. You may vote your shares by proxy by signing, dating and mailing the enclosed proxy card(s). In addition, stockholders may vote by proxy by calling the toll-free telephone number or by using the Internet as described in the instructions included with either the Entegris or Mykrolis stockholders’ proxy card(s). A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by the Internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. See pages 31 and 34.

Q:	If I am not going to attend my stockholder meeting, should I return my proxy card(s)?

A:	Yes. Returning your signed and dated proxy card(s) ensures that your shares will be represented and voted at your stockholder meeting, even if you are unable to or do not attend. Instead of returning their proxy card(s), Entegris and Mykrolis stockholders may vote by proxy by calling the toll-free telephone number or by using the Internet as described in the instructions included with the Entegris or Mykrolis stockholders’ proxy card(s), as the case may be. See pages 31 and 34.

Q:	How will my proxy be voted?

A:	If you complete, sign and date your proxy card(s), or, if available, grant your proxy by telephone or the Internet, your shares will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote, your shares will be voted “FOR” the proposals at your meeting. See pages 31 and 34.

Q:	What if my shares are held in “street name” by my broker?

A:

Your broker will vote your shares with respect to the proposals at your meeting only if you provide written instructions to your broker on how to vote. You should instruct your broker using the instruction form and envelope provided by your broker. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to the applicable proposals at your meeting (other than the

Mykrolis director proposal and the proposals regarding adjournments). If you hold your shares in your broker’s name and wish to vote in person at the meeting, you must contact your broker and request a document called a “broker’s proxy.” You must bring this broker’s proxy to your meeting in order to vote in person. See pages 31 and 35.

Q:	What if Entegris stockholders abstain from voting or do not instruct their brokers to vote their shares?

A:	If an Entegris stockholder does not vote or does not instruct a broker how to vote shares of Entegris common stock held in street name, i.e., “broker non-votes,” it will have the same effect as a vote against the proposals to approve and adopt the merger agreement and the merger and the reincorporation merger agreement and the reincorporation merger and to approve the classified board. See page 32.

Q:	What if Mykrolis stockholders abstain from voting or do not instruct their brokers to vote their shares?

A:	If a Mykrolis stockholder does not vote or does not instruct a broker how to vote shares of Mykrolis common stock held in street name, i.e., “broker non-votes,” it will have the same effect as a vote against the proposal to approve and adopt the merger agreement and the merger but will not affect the election of directors. See page 36.

Q:	Can I change my vote after I mail my proxy card(s) or, if available, vote by telephone or the Internet?

A:	Yes. If you are a record holder of Entegris common stock or Mykrolis common stock, you can change your vote by:

•	sending a written notice to the corporate secretary of Entegris or Mykrolis, respectively, that is received prior to the vote at the meeting and states that you revoke your proxy; or

•	signing and dating a new proxy card(s) and submitting it so that it is received prior to the vote at the meeting or, if available, granting a new proxy by telephone or on the Internet.

Mykrolis stockholders may also revoke their proxy by attending the Mykrolis special meeting in lieu of annual meeting and voting in person. Entegris stockholders may also revoke their proxy by attending the Entegris special meeting and voting in person after having delivered to Entegris a written notice revoking their proxy.

If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy.

Q:	Should stockholders send in their stock certificates now?

A:	No. If the merger is completed, Mykrolis stockholders will be sent written instructions for sending in their stock certificates. Entegris stockholders will not need to send in their stock certificates, even if the merger is completed. See page 83.

Q:	What does it mean if I receive multiple proxy cards?

A:	Your shares may be registered in more than one account, such as brokerage accounts and employee stock ownership plan accounts. It is important that you complete, sign, date and return each proxy card you receive, or, if available, vote by proxy using the telephone or the Internet as described in the instructions included with each proxy card you receive.

Q:	Who can answer my questions?

A:	If you have any questions about the merger, the reincorporation or the stockholder meetings, need assistance in voting your shares, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card(s) or voting instructions, you should contact:

If you are an Entegris stockholder:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885

E-mail: proxy@mackenziepartners.com

or

Entegris, Inc.

3500 Lyman Boulevard

Chaska, Minnesota 55318

Attention: Director of Investor Relations

Telephone: (952) 556-8051

If you are a Mykrolis stockholder:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885

E-mail: proxy@mackenziepartners.com

or

Mykrolis Corporation

129 Concord Road

Billerica, Massachusetts 01821

Attention: Director of Investor Relations

Telephone: (978) 436-6750

Q:	Where can I find more information about Entegris and Mykrolis?

A:	You can find more information about Entegris and Mykrolis from various sources described under “Where You Can Find More Information” beginning on page 149.

SUMMARY

This summary of the material information contained in this joint proxy statement/prospectus may not include all the information that is important to you. To understand fully the proposed merger, and for a more detailed description of the terms and conditions of the merger, you should read this entire document and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page 149. We have included page references parenthetically in this summary to direct you to a more detailed description of each topic located elsewhere in this joint proxy statement/prospectus.

Information about Entegris (beginning on page 104)

Entegris, Inc., a Minnesota corporation, is a provider of materials integrity management products and services that protect and transport the critical materials used in key technology-driven industries. Entegris derives most of its revenue from the sale of products and services to the semiconductor and data storage industries. Entegris’ customers consist primarily of semiconductor manufacturers, semiconductor equipment and materials suppliers, and hard disk manufacturers which are served through direct sales efforts, as well as sales and distribution relationships, in the United States, Asia and Europe.

Entegris was incorporated in June 1999 to effect the business combination of Fluoroware, Inc., which began operating in 1966, and EMPAK, Inc., which began operating in 1980. Entegris currently has approximately 1,800 full-time employees worldwide, excluding temporary workers. Entegris’ executive offices are located at 3500 Lyman Boulevard, Chaska, Minnesota 55318, and can be reached at (952) 556-3131. Entegris also maintains a website at www.entegris.com.

Information about Mykrolis (beginning on page 105)

Mykrolis Corporation, a Delaware corporation, is a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used to precisely measure, deliver, control and purify the liquids, gases and chemicals that are used in the semiconductor manufacturing process. Mykrolis’ products are also used to manufacture a range of other products, such as flat panel displays, high purity chemicals, photoresists, solar cells, gas lasers, optical and magnetic storage devices and fiber optic cables. Mykrolis offers a diverse product line, grouped in 450 product categories, including both consumable products and equipment products. Mykrolis sells its products worldwide through a direct sales force and through distributors in selected regions.

Mykrolis was formed in 2000 in connection with the spin-off by Millipore Corporation of its microelectronics business unit (the spin-off was completed in February 2002). Mykrolis has approximately 926 full-time employees worldwide, excluding temporary workers. Mykrolis’ executive offices are located at 129 Concord Road, Billerica, Massachusetts 01821, and can be reached at (978) 436-6500. Mykrolis also maintains a website at www.mykrolis.com.

Information about Eagle DE, Inc.

Eagle DE, Inc. (referred to in this joint proxy statement/prospectus as Entegris Delaware) is a Delaware corporation and wholly owned subsidiary of Entegris recently formed for the purpose of effecting the reincorporation of Entegris in Delaware. At the effective time of the reincorporation merger, Entegris will merge with and into Entegris Delaware, with Entegris Delaware as the surviving corporation. Following the reincorporation merger, Entegris Delaware will change its name to Entegris, Inc.

The Merger (beginning on page 37)

General

On March 20, 2005, the boards of directors of each of Entegris and Mykrolis approved the combination of the two companies in a “merger of equals” transaction. In the transaction, Entegris will reincorporate from a Minnesota corporation to a Delaware corporation. Mykrolis will then merge with and into Entegris Delaware, the corporation resulting from the reincorporation, and the combined company will be renamed Entegris, Inc. As a result of the merger of Mykrolis with and into Entegris Delaware, Mykrolis will cease to exist and Entegris Delaware will continue as a public company that holds and conducts the combined businesses of Mykrolis and Entegris. The shares of Mykrolis common stock held by Mykrolis stockholders will be converted without any action by those stockholders into the right to receive newly issued shares of Entegris Delaware common stock upon completion of the merger. The shares of Entegris held by Entegris stockholders will be automatically converted without any action by those stockholders into shares of Entegris Delaware upon the completion of the reincorporation.

The stockholders of Entegris immediately prior to the reincorporation merger will hold approximately 56% of the outstanding capital stock of the combined company immediately following the merger. The stockholders of Mykrolis immediately prior to the merger will hold approximately 44% of the outstanding capital stock of the combined company immediately following the merger.

We encourage you to carefully read the merger agreement attached as Annex A to this joint proxy statement/prospectus and the reincorporation merger agreement attached as Annex B to this joint proxy statement/prospectus, which set forth the terms of the merger of Mykrolis with and into Entegris Delaware and the reincorporation of Entegris as a Delaware corporation.

Recommendations of Entegris’ and Mykrolis’ Boards of Directors; Entegris’ and Mykrolis’ Reasons for the Merger

The boards of directors of Entegris and Mykrolis are recommending that stockholders vote in favor of the merger because they believe, among other reasons, that the merger of Entegris and Mykrolis will create a combined company focused on materials integrity management for the microelectronics industry that has a stronger strategic and market position and an increased scale, scope and diversity of operations, product lines, served markets and customer base than could be achieved by either company on its own. The companies’ boards of directors also believe that the companies manufacture and sell complementary products and have complementary technologies, which they believe will enable the combined company to produce a more extensive set of materials integrity management solutions for their customers. Because Entegris and Mykrolis have different geographic strengths, the companies’ boards of directors believe that the combined company will have a stronger foundation for competing globally than either company would have on a stand-alone basis. The companies’ boards of directors believe that the merger will give stockholders of both companies the opportunity to participate in a larger company with a more diversified product line and enhanced technological capabilities and to benefit from future growth of the combined company.

Following the merger, the combined company’s major product lines will include wafer handling products, liquid and gas delivery products, liquid and gas purification products and disk manufacturing products. The combined company’s primary end market will be the global microelectronics industry, including the semiconductor, flat panel display and data storage sectors. The combined company will have manufacturing facilities and sales and marketing offices in North America, Japan, Asia and Europe.

Entegris and Mykrolis have very few, if any, competing products. The two companies’ product lines are complementary and are sold to a common customer base. For instance, Entegris manufactures and sells a complete line of high purity liquid delivery products such as valves, fittings and tubing. Mykrolis manufactures and sells a line of liquid filtration products. These two product families combined make up almost all of the components of a high purity liquid delivery system. In addition, while both companies operate a global sales and marketing infrastructure, each has different geographic strengths. Mykrolis has a greater presence in Japan and Entegris has a greater presence in Europe. Given the common customer base, the boards of directors of Entegris and Mykrolis believe there are opportunities for the combined company to market a greater range of products to these customers and, in some instances, to eliminate redundant sales and marketing efforts.

The parties currently expect an estimated $15 million of annual cost savings to the combined operations of Entegris and Mykrolis as a result of the merger.

Merger Consideration

In the merger, Mykrolis stockholders will have the right to receive 1.39 shares of Entegris Delaware common stock for each outstanding share of Mykrolis common stock. Instead of fractional shares of Entegris Delaware common stock, Mykrolis stockholders will receive cash in an amount equal to the fractional interest they would otherwise receive multiplied by the per-share closing sale price of Entegris common stock on The NASDAQ National Market on the trading day immediately preceding the date of the merger. Mykrolis stockholders who hold a number of shares of Mykrolis common stock that, when multiplied by 1.39, does not equal an even number of shares of Entegris Delaware common stock, will receive the highest whole number of shares of Entegris Delaware common stock that results from such multiplication and cash for the remaining fractional share. For example, a Mykrolis stockholder who holds 99 shares of Mykrolis common stock will receive 137 shares of Entegris Delaware common stock (99 multiplied by 1.39 equals 137.61) and cash representing 0.61 share of Entegris Delaware common stock.

Mykrolis stockholders will not know at the time they vote on the merger the market value of the Entegris Delaware common stock that they will receive in the merger because the exchange ratio is fixed at 1.39 shares of Entegris Delaware common stock for each outstanding share of Mykrolis common stock. It is currently estimated that approximately 58.3 million shares of Entegris Delaware common stock will be issued in the merger to Mykrolis stockholders (based on approximately 41.94 million shares of Mykrolis common stock currently outstanding multiplied by the exchange ratio of 1.39).

The following table presents the high and low sales prices per share of shares of Entegris common stock as reported by The NASDAQ National Market from February 27, 2005 (the first day of Entegris’ third fiscal quarter of 2005) through June 27, 2005 and the closing price per share of Entegris common stock on June 27, 2005, and the value of the Entegris Delaware common stock Mykrolis stockholders would receive for each share of Mykrolis common stock assuming those sales prices of Entegris common stock.

Sales Price of Entegris Share	Implied Value Per Mykrolis Share
$10.22 (high)	$14.21
$8.22 (low)	$11.43
$9.50 (June 27, 2005)	$13.21

Because the exchange ratio is fixed, the market value of Entegris Delaware common stock that Mykrolis stockholders receive in the merger could be more or less than the market value of Entegris common stock at the time of the vote on the merger, depending on whether the market price of Entegris common stock decreases or increases from the time of the vote until Mykrolis stockholders receive their Entegris Delaware stock.

At the effective time of the merger, each outstanding option to purchase shares of Mykrolis common stock under Mykrolis’ stock option plans, whether vested or unvested, and each such Mykrolis stock option plan will be assumed by Entegris Delaware and thereafter each Mykrolis stock option will constitute an option to acquire shares of Entegris Delaware common stock, with appropriate adjustments in exercise prices and the number of shares subject to each option. As of the record date, there were outstanding options to purchase an aggregate of 7,104,786 shares of Mykrolis common stock.

Entegris stockholders will not receive consideration directly from the merger. Each share of Entegris common stock outstanding immediately prior to the reincorporation of Entegris will be automatically converted into one share of common stock of Entegris Delaware, which will be the surviving company in the merger with Mykrolis and will ultimately be renamed Entegris, Inc. Entegris Delaware will hold and conduct the combined businesses of Entegris and Mykrolis, and these shares of common stock of Entegris Delaware will remain outstanding after the merger.

At the effective time of the reincorporation merger, each outstanding option to purchase shares of Entegris common stock and each restricted stock unit that may be surrendered for Entegris common stock that has been granted under any employee stock option or compensation plan of, or other arrangement with, Entegris shall become an option or restricted stock unit, as the case may be, for the same number of shares of Entegris Delaware common stock.

Recommendation of Entegris’ Board of Directors to Entegris Stockholders (beginning on page 44)

Entegris’ board of directors has unanimously approved the reincorporation merger agreement and the merger agreement and the transactions contemplated by each of them and determined that the merger agreement, including the merger and the issuance of shares of Entegris Delaware common stock in the merger, and the reincorporation merger agreement and the transactions contemplated by each such agreement are advisable, fair to, and in the best interests of Entegris and its stockholders. Entegris’ board of directors unanimously recommends that Entegris stockholders vote “FOR” the proposals to approve and adopt the merger agreement and the merger, including the issuance of Entegris Delaware common stock in connection with the merger and to approve and adopt the reincorporation merger agreement and the reincorporation merger. The Entegris board of directors also unanimously recommends that Entegris stockholders vote “FOR” the proposal to create a classified board of directors of Entegris Delaware.

In considering the recommendation of Entegris’ board of directors with respect to these proposals, stockholders should be aware that certain directors and officers of Entegris may have interests in the merger that are different from, or in addition to, their interests as Entegris stockholders generally. See page 62.

Recommendation of Mykrolis’ Board of Directors to Mykrolis Stockholders (beginning on page 46)

Mykrolis’ board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and determined that the merger and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Mykrolis and its stockholders. Mykrolis’ board of directors unanimously recommends that Mykrolis stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger. The Mykrolis board of directors also unanimously recommends that Mykrolis stockholders vote “FOR” the proposal to elect the nominees named herein as Class II Directors.

In considering the recommendation of Mykrolis’ board of directors with respect to these proposals, stockholders should be aware that certain directors and officers of Mykrolis may have interests in the merger that are different from, or in addition to, their interests as Mykrolis stockholders generally. See page 62.

Opinion of Entegris’ Financial Advisor (beginning on page 48)

On March 20, 2005, Goldman, Sachs & Co. rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated March 21, 2005, to Entegris’ board of directors that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 1.39 shares of common stock of Entegris Delaware to be issued in exchange for each outstanding share of common stock of Mykrolis pursuant to the merger agreement is fair from a financial point of view to Entegris. Entegris does not expect to obtain an updated opinion from Goldman Sachs.

The full text of the written opinion of Goldman Sachs, dated March 21, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Entegris’ board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Entegris’ common stock should vote with respect to the transaction. We encourage you to read the opinion in its entirety.

Opinion of Mykrolis’ Financial Advisor (beginning on page 56)

In its decision to approve the merger agreement and the merger, Mykrolis’ board of directors considered an opinion from its financial advisor, Citigroup Global Markets Inc., as to the fairness, from a financial point of view, to the holders of Mykrolis common stock of the exchange ratio in the merger. The opinion, which sets forth the matters considered and the assumptions and limitations involved in Citigroup’s analysis, is attached as Annex F to this joint proxy statement/prospectus. Citigroup provided its opinion for the information and assistance of Mykrolis’ board of directors in connection with the board’s consideration of the merger. The Citigroup opinion is not a recommendation as to how any stockholder should vote with respect to the merger. Mykrolis does not expect to obtain an updated opinion from Citigroup. We encourage you to read the opinion in its entirety.

Share Ownership of Directors and Executive Officers of Entegris and Mykrolis (pages 32 and 36)

At the close of business on June 17, 2005, the record date for the Entegris special meeting, directors and executive officers of Entegris and their affiliates were entitled to vote, or shared the right to vote, approximately 25.3% of the shares of Entegris common stock outstanding on that date.

At the close of business on June 17, 2005, the record date for the Mykrolis special meeting in lieu of annual meeting, directors and executive officers of Mykrolis and their affiliates were entitled to vote less than 1% of the shares of Mykrolis common stock outstanding on that date.

Interests of Entegris’ and Mykrolis’ Directors and Executive Officers in the Merger (beginning on page 62)

In considering the recommendation of Entegris’ and Mykrolis’ board of directors with respect to the merger, stockholders of Entegris and Mykrolis should be aware that certain directors and executive officers of Entegris and Mykrolis may have interests in the merger that are different from, or in addition to, their interests as Entegris stockholders or Mykrolis stockholders generally.

For example, certain executive officers and directors of each of Entegris and Mykrolis will serve as executive officers or directors of the combined company following the merger, although no directors of Entegris will become executive officers of the combined company following the merger. Certain executive officers of Mykrolis have executive termination agreements with Mykrolis, some of which were amended in connection with the execution of the merger agreement, which guarantee such officers minimum levels of compensation following a triggering transaction, including the execution of the merger agreement, and which afford such officers certain payments and benefits in the event such officers are terminated or resign under certain circumstances, in each case within certain time periods following the execution of the merger agreement, subject to certain conditions. In addition, in connection with the execution of the merger agreement, Mykrolis entered into employment letter agreements with certain of its executives which specify material terms of the employment of such executives following the merger and will be assumed by Entegris Delaware by operation of law upon consummation of the merger. Such employment letter agreements contemplate that Entegris Delaware and such executives would enter into new change of control agreements upon consummation of the merger that would contain terms similar to the executive termination agreements referred to above and would also include a non-competition provision.

It is expected that Entegris Delaware will enter into change of control agreements with certain of Entegris’ current executives who will be employed by Entegris Delaware to replace such executives’ existing executive termination agreements with Entegris, some or all of the terms of which would be substantially the same as the new change of control agreements to be executed by Entegris Delaware and individuals who are currently Mykrolis officers upon consummation of the merger. It is also expected that upon consummation of the merger, these same current executives of Entegris will enter into employment letter agreements with Entegris Delaware, some or all of the terms of which would be substantially the same as the employment letter agreements between Mykrolis and current Mykrolis officers.

Subsequent to the execution of the merger agreement, Entegris has agreed to provide certain integration-planning bonuses to a number of its employees, including its executive officers. In addition, two of the directors of Entegris, the current chairman and the current chief executive officer, will cease to be executive officers of Entegris following the merger. The compensation committee has recommended, and the board of directors of Entegris has approved, severance pay and other continuing benefits to those directors, together with pro-rated bonuses for fiscal 2005 and acceleration of vesting of their stock options and restricted stock, subject to entering into mutually satisfactory agreements with those directors.

Each of Entegris’ and Mykrolis’ board of directors was aware of these officer and director interests during its respective deliberations on the merits of the merger and in deciding to recommend that you vote for the approval of the proposals presented at the stockholder meetings.

Board of Directors and Officers of the Surviving Corporation (beginning on page 99)

Upon completion of the proposed merger, pursuant to the terms of the merger agreement, the board of directors of Entegris Delaware will consist of five directors designated by Entegris (initially expected to be James E. Dauwalter, Roger D. McDaniel, Gary F. Klingl, Paul L.H. Olson and Brian F. Sullivan) and five directors designated by Mykrolis (initially expected to be Gideon Argov, Thomas O. Pyle, Michael P.C. Carns, Michael A. Bradley and Daniel W. Christman). The merger agreement also provides that the new board may approve an eleventh member after the effective time of the merger who is recommended by the chief executive officer and the chairman of the board of Entegris Delaware and nominated by the nominating and governance committee of the board of Entegris Delaware. Mykrolis and Entegris expect the eleventh director to be appointed shortly after the completion of the merger. As of the effective time of the merger, James E. Dauwalter will serve as the non-executive chairman of the Entegris Delaware board of directors. The board of directors of Entegris Delaware will have standing audit, nominating and governance and compensation committees, each comprised of an equal number of directors designated by Entegris and directors designated by Mykrolis.

If Entegris’ stockholders approve the classified board of directors of Entegris Delaware, as of the effective time of the merger, the board of directors of Entegris Delaware will be divided into three classes, the first class to be comprised of Gideon Argov, James E. Dauwalter and Brian F. Sullivan, the second class to be comprised of Michael A. Bradley, Daniel W. Christman, Gary F. Klingl and Thomas O. Pyle, and the third class to be comprised of Paul L.H. Olson, Roger D. McDaniel and Michael P.C. Carns. The term of the directors in the first class will expire at the first annual meeting of Entegris Delaware; the term of the directors in the second class will expire at the second annual meeting of Entegris Delaware; and the term of the directors in the third class will expire at the third annual meeting of Entegris Delaware. Following election at an annual meeting, a director’s term will be three years. If an eleventh director is appointed as expected, the nominating and governance committee of the Entegris Delaware board will recommend to the board of directors the class to which such eleventh director should be assigned. If Entegris’ stockholders do not approve a classified board, each of the aforementioned directors will stand for re-election at the first annual meeting of Entegris Delaware.

At the closing of the merger, Gideon Argov will be appointed chief executive officer of Entegris Delaware. The senior management team of Entegris Delaware at the closing of the merger will also include certain officers currently employed by each of Entegris and Mykrolis and a current consultant to Entegris.

Conditions to Completion of the Merger (beginning on page 92)

As more fully described in this joint proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including receipt of stockholder approvals, regulatory approvals and tax opinions. Entegris and Mykrolis will revise and recirculate this joint proxy statement/prospectus and resolicit proxies if the conditions requiring delivery of tax opinions are waived and there is any material change in the tax consequences of the transaction to stockholders.

Although we currently expect to complete the transaction on August 5, 2005, we cannot be certain when, or if, the conditions to the transaction will be satisfied or waived, or that the transaction will be completed.

Termination of the Merger Agreement (beginning on page 96)

We may mutually agree to terminate the merger agreement before completing the merger, even after the approval of the merger agreement and the merger by the Entegris stockholders and the Mykrolis stockholders. Mykrolis may also terminate the merger agreement if Entegris’ or Mykrolis’ stockholders do not approve the merger agreement and the merger or Entegris stockholders do not approve the reincorporation merger or if certain other conditions to Mykrolis’ obligation to effect the merger are not satisfied or waived. Entegris may also terminate the merger agreement if Mykrolis’ or Entegris’ stockholders do not approve the merger agreement and the merger or if certain other conditions to Entegris’ obligation to effect the merger are not satisfied or waived.

In addition, either of Entegris or Mykrolis may terminate the merger agreement, even after the requisite stockholder approvals have been received, if the merger has not been completed by December 31, 2005, or if the other party has materially breached certain obligations in the merger agreement concerning the solicitation of third party acquisition proposals or holding a stockholder meeting to seek stockholder approval for the merger, or if the board of directors of the other party has failed to make, has withdrawn, or has modified in a manner adverse to the terminating party, its recommendation to stockholders with respect to the merger and the related proposals.

Termination Fees and Expenses (beginning on page 97)

Each of Entegris and Mykrolis has agreed to pay the other party a fee of $23.5 million in cash plus transaction expenses of the other party up to $1.5 million in any of the following circumstances:

•	if the merger agreement is terminated because the paying party fails to recommend the merger or effects a change of recommendation or fails to comply in all material respects with the non-solicitation provisions in the merger agreement;

•	if the merger agreement is terminated because the paying party’s board of directors or any committee thereof recommends or approves a third party acquisition proposal or fails to hold its stockholder meeting in accordance with the merger agreement; or

•

if the merger agreement is terminated pursuant to certain provisions of the merger agreement, including the failure of the paying party’s stockholders to approve the merger, and (1) prior to the paying party’s stockholder meeting, a third party acquisition proposal relating to the paying party shall have been made and become known publicly or been made directly to the paying party’s stockholders generally and (2) within 12 months after such termination of the merger agreement, the paying party or any of its subsidiaries (a) enters into a definitive agreement with respect to any third party acquisition proposal and such third party acquisition proposal is subsequently consummated within or after such 12-month period, or (b) consummates any third party acquisition proposal.

No Solicitation (beginning on page 94)

The merger agreement generally restricts the ability of each of Entegris and Mykrolis to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire significant stock or assets of, or to merge with, that party. However, if either Entegris or Mykrolis receives an unsolicited acquisition proposal from a third party that such party’s board of directors determines in good faith (after consultation with its outside counsel and its financial advisor) would reasonably be likely to result in a superior proposal and the party complies with specified procedures and satisfies specified conditions contained in the merger agreement, the party may furnish non-public information to that third party and engage in discussions or negotiations regarding an acquisition proposal with that third party.

Accounting Treatment (page 72)

The merger will be accounted for as a business combination using the “purchase” method of accounting. Entegris will be the acquirer for financial accounting purposes.

Material U.S. Federal Income Tax Consequences (beginning on page 79)

The reincorporation merger and the merger have been structured to qualify as reorganizations for U.S. federal income tax purposes. Accordingly, holders of Entegris common stock will not recognize any gain or loss for federal income tax purposes upon the receipt of Entegris Delaware common stock in the reincorporation merger, and holders of Mykrolis common stock will not recognize any gain or loss for federal income tax purposes upon the receipt of Entegris Delaware common stock in exchange for Mykrolis common stock in the merger, but will recognize gain or loss to the extent of cash received in lieu of fractional shares. Also, none of Entegris, Entegris Delaware or Mykrolis will recognize gain or loss as a result of the merger or the reincorporation merger. Faegre & Benson LLP, counsel to Entegris, has delivered to Entegris an opinion that the reincorporation merger and the merger constitute “reorganizations” for U.S. federal income tax purposes. Ropes & Gray LLP, counsel to Mykrolis, has delivered to Mykrolis an opinion that the merger will constitute a “reorganization” for U.S. federal income tax purposes. In addition, it is a condition to our respective obligations to complete the reincorporation merger and the merger that Entegris receive at the closing a similar opinion of Faegre & Benson LLP that the reincorporation merger and the merger constitute reorganizations for U.S. federal income tax purposes, and that Mykrolis receive at the closing a similar opinion of Ropes & Gray LLP that the merger constitutes a reorganization for U.S. federal income tax purposes.

The federal tax consequences to you will depend upon your own situation. You should consult your tax advisors for a full understanding of these tax consequences.

Comparison of Rights of Stockholders (beginning on page 120)

As a result of the merger, the holders of Mykrolis common stock and the holders of Entegris common stock will become holders of Entegris Delaware common stock. The rights of Mykrolis stockholders are currently governed by its certificate of incorporation and bylaws and the laws of Delaware, and the rights of Entegris stockholders are currently governed by its articles of incorporation and bylaws and the laws of Minnesota. The rights of Entegris Delaware’s stockholders will be governed by the laws of Delaware and Entegris Delaware’s certificate of incorporation and bylaws.

For a summary of material differences between the rights of Entegris stockholders and Entegris Delaware stockholders and between the rights of Mykrolis stockholders and Entegris Delaware stockholders, see “Comparison of Rights of Stockholders” beginning on page 120.

Regulatory Matters (beginning on page 72)

The merger is subject to antitrust laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to throughout this joint proxy statement/prospectus as the HSR Act, the parties cannot complete the merger until they have notified and furnished information to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period expires or is terminated. Entegris and Mykrolis filed the information required under the HSR Act on April 7, 2005. On April 21, 2005, the Federal Trade Commission granted early termination of the HSR Act waiting period.

Each state and other foreign country in which Entegris or Mykrolis has operations also may review the merger under state or foreign antitrust laws.

Comparative Market Value Information (page 29)

Shares of Entegris common stock are traded on The NASDAQ National Market under the ticker symbol “ENTG.” Shares of Mykrolis common stock are traded on the New York Stock Exchange under the ticker symbol “MYK.” On March 18, 2005, the last full trading day prior to public announcement of the merger agreement, shares of Entegris common stock closed at $9.93 per share and shares of Mykrolis common stock closed at $13.15 per share. On June 27, 2005, the last practicable trading day prior to the distribution of this joint proxy statement/prospectus, the closing prices of shares of Entegris common stock and of shares of Mykrolis common stock were $9.50 and $13.56, respectively. We urge you to obtain current market quotations prior to making any decision with respect to the merger.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for, in the case of Entegris, approval of the merger agreement and the merger, the reincorporation merger agreement and the reincorporation merger, and the classified board provisions of the certificate of incorporation of Entegris Delaware, and, in the case of Mykrolis, approval of the merger agreement and the merger. Other risk factors with respect to Entegris can be found in Entegris’ Annual Report on Form 10-K for the fiscal year ended August 28, 2004, which is incorporated herein by reference. Other risk factors with respect to Mykrolis can be found in Mykrolis’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, which is incorporated herein by reference.

The market value of the Entegris Delaware common stock that Mykrolis stockholders will receive in the merger may be lower than expected.

In the merger, Mykrolis stockholders will have the right to receive 1.39 shares of Entegris Delaware common stock in exchange for each outstanding share of Mykrolis common stock held by them. This is a fixed exchange ratio. The merger agreement does not contain any provision to adjust this ratio for changes in the market price of Entegris common stock or Mykrolis common stock, and neither party is permitted to terminate the merger agreement solely because of such changes. The market value of Entegris Delaware common stock when the merger is completed may vary from the market value of Entegris common stock as of the date of this joint proxy statement/prospectus or as of the date of the special meeting meeting of Mykrolis stockholders in lieu of annual meeting and the special meeting of Entegris stockholders. This variation may result from ordinary trading fluctuations as well as changes in the business, operations or prospects of Entegris, general market and economic conditions, and other factors that may affect Entegris common stock differently from Mykrolis common stock. If the market value of Entegris common stock declines prior to the effective time of the merger, the market value of the stock issued to Mykrolis stockholders in the merger could be lower than expected. Note that the historical prices of Entegris’ and Mykrolis’ common stock included in this joint proxy statement/prospectus may not be indicative of their respective prices on the date the merger is effective. See “Financial Summary––Entegris’ Market Price Data and Dividends” and “Financial Summary––Mykrolis’ Market Price Data and Dividends.” You are urged to obtain recent market quotations for Entegris common stock and Mykrolis common stock. Future market prices of Entegris common stock, Entegris Delaware common stock and Mykrolis common stock cannot be guaranteed or predicted.

We may be unable to successfully integrate our operations and realize the full cost savings we anticipate.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the companies include:

•	the challenge of effecting integration while carrying on an ongoing business;

•	the necessity of coordinating geographically separate organizations;

•	retaining and integrating personnel with diverse business backgrounds and cultures;

•	retaining existing customers and strategic partners of each company; and

•	implementing and maintaining consistent standards, controls, procedures, policies and information systems.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations or financial condition of the combined company.

Among the factors considered by the Entegris and Mykrolis boards of directors in connection with their respective approvals of the merger agreement and the merger were the benefits of the more diversified product line, the broader customer base and the enhanced technology capabilities, as well as the potential cost savings, that are expected to result from the merger. We may not, however, realize these cost savings or any other anticipated benefit of the merger within the time periods contemplated or at all.

Officers and directors of Entegris and Mykrolis may have interests in the merger that are different from, or in addition to, the interests of Entegris and Mykrolis stockholders.

Some of the directors and officers of Entegris and Mykrolis who recommend that stockholders vote in favor of the merger agreement and the merger or otherwise support the merger have, or are likely to have, employment, change in control or severance agreements or benefits arrangements that provide them with interests in the merger that differ from or are in addition to those of the stockholders. The receipt of compensation or other benefits in the merger, including change in control or severance benefits, the vesting of stock options or restricted stock, or the continuation of indemnification arrangements for current directors and officers of Entegris and Mykrolis following completion of the merger may influence officers and directors in supporting the merger or in making their recommendation that you vote in favor of the merger agreement. For more information about these interests, see “The Merger—Interests of Certain Persons in the Merger.”

Entegris and Mykrolis will incur substantial expenses whether or not the merger is completed.

Entegris and Mykrolis will incur substantial expenses related to the merger whether or not the merger is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. Entegris currently expects to incur approximately $7.3 million in transactional expenses, approximately $1.75 million of which are not contingent on the completion of the merger. Mykrolis currently expects to incur approximately $8.1 million in transactional expenses, approximately $2.9 million of which are not contingent on the completion of the merger. Each of Entegris and Mykrolis have also incurred approximately $300,000 and $102,000 in integration expenses as of May 31, 2005, respectively, and expect to incur approximately $800,000 of integration expenses in the aggregate by the completion date of the merger. Moreover, in the event the merger is terminated under certain circumstances, the terminating party may be subject to payment of a $23.5 million termination fee and expense reimbursement of up to $1.5 million.

In addition, in the event the merger is completed, Entegris Delaware may incur significant additional expenses in connection with the integration of the two businesses, including integrating personnel, customers, and strategic partners of each company and implementing consistent standards, policies, and procedures.

Failure to complete the merger could negatively affect Entegris’ and Mykrolis’ stock prices and each company’s future business and operations.

If the merger is not completed for any reason, the price of Entegris common stock and Mykrolis common stock may decline to the extent that the current market prices of Entegris common stock and Mykrolis common stock reflect a positive market assumption that the merger will be completed or to the extent that the failure to complete the merger results in a negative market reaction. In addition, if the merger is not completed, each company may be subject to payment of expenses that are either not contingent on the completion of the merger or are due upon termination of the merger. See “—Entegris and Mykrolis will incur substantial expenses whether or not the merger is completed.”

Moreover, if the merger agreement is terminated, either company may be unable to find a partner willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit each company’s ability to pursue its strategic goals.

The market price of Entegris Delaware common stock may decline as a result of the merger.

The market price of Entegris Delaware common stock may decline as a result of the merger for a number of reasons, including if:

•	the integration of Entegris and Mykrolis is not completed in a timely and efficient manner;

•	the combined company does not achieve the expected benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts; or

•	significant stockholders of Entegris and Mykrolis decide to dispose of their shares of Entegris Delaware common stock following completion of the merger.

Uncertainty regarding the merger and the effects of the merger could adversely affect each company’s relationships with its customers, suppliers, and strategic partners.

In response to the announcement of the merger, customers, suppliers, and strategic partners of Entegris or Mykrolis may delay or defer decisions, or otherwise alter their relationships with each company, which could have a material adverse effect on the business of each company, whether or not the merger is completed. Entegris and Mykrolis depend, and it is expected that the combined company will depend, on a limited number of customers and suppliers for a large portion of their business, and the loss of, or delays or declines in, the orders from key customers or shipments from key suppliers could materially affect the combined company’s net sales.

Entegris and Mykrolis both depend on key personnel, and the loss of any of these key personnel due to uncertainty regarding the merger could hurt the business of the combined company because of their experience in the microelectronics, technology, and semi-conductor industries.

Entegris and Mykrolis depend on the services of their key senior executives and other technological experts because of their experience in the microelectronics, technology, and semiconductor industries. Current and prospective employees of Entegris and Mykrolis may experience uncertainty about their future roles with the combined company, which may adversely affect the ability of each company to retain current and attract prospective key management, technical and other personnel. The loss of the services of one or several of these key employees or the inability of the combined company to attract, train, and retain qualified employees could result in the loss of customers or otherwise inhibit the ability of the combined company to integrate and grow its business effectively.

The deal-protection provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of Entegris and Mykrolis if the merger agreement is terminated in certain circumstances.

As a result of certain provisions of the merger agreement, it is possible that a third party who might be interested in pursuing a business combination proposal with Entegris or Mykrolis would be discouraged from doing so. In addition, restrictions in the merger agreement on solicitation prohibit Entegris and Mykrolis from soliciting any acquisition proposal or offer for a merger or business combination with any other party. Any such proposal might be advantageous to the stockholders of Entegris and Mykrolis when compared to the terms and conditions of the transaction described in this joint proxy statement/prospectus. In particular, the termination fee provision of the merger agreement may deter third parties from proposing alternative business combinations that might result in greater value to Entegris and Mykrolis stockholders than the merger. In addition, in the event the merger agreement is terminated by Entegris or Mykrolis in circumstances that obligate either party to pay a termination fee to the other party, including where either party terminates the merger agreement because the other party’s board of directors withdraws its support of the merger, Entegris’ or Mykrolis’ stock price may decline as a result of its payment of the termination fee. See “The Merger Agreement—No Solicitation; Termination Fees and Expenses.”

Entegris and Mykrolis may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to Entegris’ and Mykrolis’ obligations to complete the merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Entegris and Mykrolis. The boards of directors of Entegris and Mykrolis will evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and resolicitation of proxies is necessary. In the event that the board of directors of Entegris or Mykrolis determines any such waiver is not significant enough to require resolicitation of stockholders, it will have the discretion to complete the merger without seeking further stockholder approval.

Following completion of the merger, the combined company will continue to face a number of risks related to its business that are currently faced by Entegris and Mykrolis.

Entegris and Mykrolis currently face significant risks with respect to their respective businesses, the occurrence of which would materially adversely affect their operating results or financial condition. These matters include risks related to the following:

•	the microelectronics, technology, and semiconductor industries, including cyclicality, technological change, and competition;

•	the business and operations of each of Entegris and Mykrolis, including research and development, manufacturing, and product development;

•	concentration of customers and suppliers;

•	protection of intellectual property;

•	international sales; and

•	legal and regulatory matters.

In the event the merger is completed, we expect that the combined company will continue to face these or similar risks in the operation of the combined business. A more complete discussion of each of these risks individually (a) with respect to Entegris is set forth in Entegris’ Annual Report on Form 10-K for the fiscal year ended August 28, 2004, and (b) with respect to Mykrolis is set forth in Mykrolis’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, each of which is incorporated herein by reference.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This joint proxy statement/prospectus, including information included or incorporated herein by reference (see “Where You Can Find More Information”), contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements based on current projections about operations, industry, financial condition and liquidity. Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or the businesses of Entegris or Mykrolis identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict, and as a result, actual results could differ materially and adversely from these forward-looking statements. These risks and uncertainties include (but are not limited to), in addition to the risks discussed under “Risk Factors,” the following:

•	the cyclical nature of the semiconductor industry and the markets addressed by each company’s products and its customers’ products;

•	demand for and market acceptance of new and existing products and services;

•	successful development of new products and services;

•	the timing of new product and service introductions;

•	pricing pressures and other competitive factors;

•	changes in product mix;

•	product obsolescence;

•	the ability to develop and implement new technologies and to obtain protection for the related intellectual property;

•	the uncertainties of litigation;

•	costs related to the proposed merger;

•	failure to obtain the required approvals of Entegris and Mykrolis stockholders;

•	risks that the closing of the transaction is substantially delayed or that the merger does not close; and

•	the risk that Entegris’ and Mykrolis’ businesses will not be integrated successfully.

You are cautioned not to place undue reliance on the forward-looking statements contained herein, which either speak only as of the date of this joint proxy statement/prospectus or, if applicable, speak only as of the earlier date indicated in this joint proxy statement/prospectus. Entegris and Mykrolis undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. The cautionary statements contained in this section should be read as being applicable to all related forward-looking statements wherever they appear in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus.

FINANCIAL SUMMARY

Entegris’ Market Price Data and Dividends

Entegris common stock is traded on The NASDAQ National Market under the ticker symbol “ENTG.” The following table sets forth the high and low sales prices of shares of Entegris common stock as reported by The NASDAQ National Market for the periods referenced below.

	Common Shares
Year Ending	High	Low
August 30, 2003
First Quarter	$11.03	$4.26
Second Quarter	$12.90	$8.51
Third Quarter	$12.61	$8.79
Fourth Quarter	$15.59	$12.38
August 28, 2004
First Quarter	$15.66	$11.15
Second Quarter	$14.95	$11.30
Third Quarter	$13.59	$9.97
Fourth Quarter	$12.42	$7.72
August 27, 2005
First Quarter	$9.99	$7.63
Second Quarter	$10.83	$8.28
Third Quarter	$10.22	$8.22
Fourth Quarter (through June 27, 2005)	$10.20	$9.03

The last reported sales prices of shares of Entegris common stock as reported by The NASDAQ National Market on March 18, 2005, and June 27, 2005, were $9.93 and $9.50, respectively. March 18, 2005, was the last full trading day prior to the public announcement of the merger agreement. June 27, 2005, was the last practicable trading day prior to the distribution of this joint proxy statement/prospectus.

Entegris’ Dividend Policy

Entegris has never declared or paid any cash dividends on its capital stock. In addition, Entegris loan agreements restrict its ability to pay dividends without the consent of its lenders. Entegris does not anticipate paying any cash dividends in the foreseeable future.

Mykrolis’ Market Price Data and Dividends

Mykrolis common stock is traded on the New York Stock Exchange under the symbol “MYK.” The following table sets forth the high and low sales prices of shares of Mykrolis common stock as reported by the New York Stock Exchange Composite Tape for the periods referenced below.

	Common Shares
Year Ending	High	Low
December 31, 2003
First Quarter	$9.31	$6.25
Second Quarter	$11.47	$7.25
Third Quarter	$14.45	$9.80
Fourth Quarter	$16.83	$12.00
December 31, 2004
First Quarter	$17.98	$12.85
Second Quarter	$17.50	$12.89
Third Quarter	$16.20	$8.09
Fourth Quarter	$14.40	$9.31
December 31, 2005
First Quarter	$15.20	$10.86
Second Quarter (through June 27, 2005)	$14.38	$12.06

The last reported sales prices of shares of Mykrolis common stock as reported by the New York Stock Exchange Composite Tape on March 18, 2005, and June 27, 2005, were $13.15 and $13.56, respectively. March 18, 2005, was the last full trading day prior to the public announcement of the merger agreement. June 27, 2005 was the last practicable trading day prior to the distribution of this joint proxy statement/prospectus.

Mykrolis’ Dividend Policy

Mykrolis has never declared or paid any cash dividends on its capital stock. On November 29, 2001, pursuant to the Mykrolis stockholder rights plan, the Mykrolis board of directors declared a dividend of one common stock purchase right for each share of Mykrolis common stock outstanding to stockholders of record on December 31, 2001, payable on January 4, 2002. Each right initially entitles the holder to purchase one share of Mykrolis common stock at a price of $130 (though the rights are not exercisable until after a triggering event) and, following a triggering event, allows the holder to purchase $260 in market value of shares of common stock of Mykrolis or, under certain circumstances, of an acquiring company, for $130. If the merger is not completed, any future payment of dividends on Mykrolis common stock will depend upon its financial condition, capital requirements and its earnings as well as other factors that Mykrolis’ board of directors deems relevant.

Selected Consolidated Historical Financial Data of Entegris

The following table sets forth selected historical financial information derived from Entegris’ audited consolidated financial statements as of and for the years ended August 28, 2004, August 30, 2003, August 31, 2002, August 25, 2001 and August 26, 2000, and the unaudited consolidated financial statements as of and for the six months ended February 26, 2005 and February 28, 2004. In the table, per share figures have been adjusted to reflect the reclassification of redeemable common stock no longer redeemable upon completion of Entegris’ initial public offering in July 2000.

You should also read the sections of Entegris’ annual and quarterly reports entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Entegris’ consolidated financial statements and related notes incorporated by reference into this joint proxy statement/prospectus for a further explanation of the financial data summarized here. This information should also be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” and the unaudited pro forma condensed combined financial statements and notes related thereto, which you can find beginning on page 106.

	Six months ended		Fiscal year ended
	February 26, 2005	February 28, 2004	August 28, 2004	August 30, 2003	August 31, 2002	August 25, 2001	August 26, 2000
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$175,678	$148,646	$346,764	$251,104	$222,997	$343,624	$344,569
Cost of goods sold	103,884	86,485	195,861	152,551	134,291	180,954	184,127

Gross profit	71,794	62,161	150,903	98,553	88,706	162,670	160,442
Selling, general and administrative expenses	48,977	44,389	96,176	80,307	73,569	78,510	73,293
Engineering, research and development expenses	9,089	9,424	20,128	17,803	17,408	16,517	15,041
Restructuring and other charges	—	—	—	1,598	1,563	13,144	—

Operating profit (loss)	13,728	8,348	34,599	(1,155)	(3,834)	54,499	72,108
Interest (income) expense, net	(636)	(106)	(283)	(579)	(1,466)	(4,477)	2,422
Other expense (income), net	366	(1,213)	(1,035)	4,253	(973)	(1,134)	(4,945)

Income (loss) before income taxes and other items	13,998	9,667	35,917	(4,829)	(1,395)	60,110	74,631
Income tax expense (benefit)	3,699	3,011	11,134	(6,248)	(3,373)	21,339	26,754
Equity in net loss (income) of affiliates	85	(4)	13	144	—	(1,488)	(1,694)
Minority interest in subsidiaries’ net (loss) income	—	—	—	—	(798)	1,643	489

Net income before extraordinary item	10,214	6,660	24,770	1,275	2,776	38,616	49,082
Extraordinary loss, net of taxes	—	—	—	—	—	—	(1,149)

Net income	$10,214	$6,660	$24,770	$1,275	$2,776	$38,616	$47,933

Earnings per share—basic	$0.14	$0.09	$0.34	$0.02	$0.04	$0.56	$0.79
Weighted shares outstanding—basic	73,304	72,710	72,957	71,636	70,358	68,747	60,354
Earnings per share—diluted	$0.14	$0.09	$0.32	$0.02	$0.04	$0.54	$0.75
Weighted shares outstanding—diluted	75,247	76,248	76,220	74,475	73,305	71,774	63,770

	February 26, 2005	February 28, 2004	August 28, 2004	August 30, 2003	August 31, 2002	August 25, 2001	August 26, 2000
Balance Sheet Data:
Working capital	$222,694	$176,940	$199,696	$156,839	$177,114	$158,784	$158,870
Total assets	468,538	436,257	467,046	414,739	390,260	405,815	353,368
Long-term debt	20,246	11,643	18,898	10,070	12,691	13,101	10,822
Shareholders’ equity	384,861	348,391	372,185	337,665	322,114	312,307	266,844

Selected Consolidated Historical Financial Data of Mykrolis

The following table sets forth selected historical financial information derived from Mykrolis’ audited consolidated and combined balance sheets and statements of operations as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and the unaudited consolidated financial statements as of and for the three months ended April 2, 2005 and April 3, 2004.

Mykrolis’ combined financial statements for periods prior to March 31, 2001 include amounts that have been derived from the consolidated financial statements and accounting records of Millipore Corporation using the historical results of operations and historical basis of assets and liabilities of Mykrolis’ business. The selected historical financial information for the years ended December 31, 2001 and 2000 includes allocations of Millipore Corporation corporate expenses related to Mykrolis’ business, including centralized research and development, legal, accounting, employee benefits, officers’ salaries, real estate, insurance, information technology services, distribution, treasury and other Millipore Corporation corporate and infrastructure costs. These expense allocations were determined on a basis that Millipore Corporation and Mykrolis considered to be a reasonable reflection of the utilization of services provided or the benefit received by Mykrolis. However, the consolidated and combined financial information included herein may not necessarily reflect Mykrolis’ operating results, financial position and cash flows in the future or what they would have been had Mykrolis been a separate, stand-alone entity during all periods presented.

You should also read the sections of Mykrolis’ annual and quarterly reports entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Mykrolis’ consolidated and combined financial statements and related notes incorporated by reference into this joint proxy statement/prospectus for a further explanation of the financial data summarized here. This information should also be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” and the unaudited pro forma condensed combined financial statements and notes related thereto, which you can find beginning on page 106.

	Three months ended
	April 2, 2005	April 3, 2004	2004	2003	2002	2001	2000
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$73,594	$70,515	$289,230	$185,898	$178,449	$215,274	$355,540
Cost of sales	38,833	36,446	151,321	105,269	118,783	137,621	174,545

Gross profit	34,761	34,069	137,909	80,629	59,666	77,653	180,995
Selling, general and administrative expenses	21,869	19,669	75,737	64,795	67,809	80,724	96,469
Research and development expenses	7,066	6,297	25,739	19,110	19,685	19,837	23,175
Restructuring and other charges (credits)	—	—	(213)	2,111	5,182	17,478	(320)

Operating income (loss)	5,826	8,103	36,646	(5,387)	(33,010)	(40,386)	61,671
Other income (expense), net	1,451	474	2,289	2,260	3,367	(1,096)	(1,395)

Income (loss) before income taxes	7,277	8,577	38,935	(3,127)	(29,643)	(41,482)	60,276
Income tax expense	1,746	1,590	9,338	4,977	2,118	26,145	22,905

Net income (loss)	$5,531	$6,987	$29,597	$(8,104)	$(31,761)	$(67,627)	$37,371

Basic income (loss) per share	$0.13	$0.17	$0.71	$(0.20)	$(0.80)	$(1.92)	$1.15
Shares used in computing basic income (loss) per share	41,969	41,001	41,491	39,939	39,628	35,262	32,500	(1)
Diluted income (loss) per share	$0.13	$0.16	$0.68	$(0.20)	$(0.80)	$(1.92)	$1.15
Shares used in computing diluted income (loss) per share	43,610	43,430	43,240	39,939	39,628	35,262	32,500	(1)

	April 2, 2005	April 3, 2004	December 31,
			2004	2003	2002	2001	2000
	(In thousands)
Balance Sheet Data:
Working capital (2)	$153,132	$136,804	$171,266	$113,663	$116,285	$153,526	$130,037
Total assets	339,088	299,067	350,968	283,755	267,189	289,490	299,031
Millipore’s invested equity	—	—	—	—	—	—	246,489
Shareholders’ equity	273,572	238,117	271,515	223,028	212,644	243,547	—

(1)	Shares were authorized, issued and outstanding and were owned by Millipore.
(2)	Working capital is total current assets less total current liabilities.

Summary Unaudited Pro Forma Condensed Combined Financial Data

We derived the following unaudited pro forma condensed combined financial data from Entegris’ audited consolidated financial statements for the year ended August 28, 2004, Mykrolis’ unaudited consolidated financial results for the twelve months ended July 3, 2004, Entegris’ unaudited consolidated financial statements for the six months ended February 26, 2005, and Mykrolis’ unaudited consolidated financial results for the six months ended December 31, 2004. The financial data have been prepared as if the proposed merger and the reincorporation had occurred on August 31, 2003 for the statements of operations and as of February 26, 2005 for the balance sheet data. The unaudited pro forma statements of operations and balance sheet data set forth below are not necessarily indicative of the results that actually would have been achieved had the proposed merger been consummated on August 31, 2003 for the statement of operations and as of February 26, 2005 for the balance sheet data, or that may be achieved in the future. The unaudited pro forma condensed combined financial data do not reflect any benefits from potential cost savings or revenue changes resulting from the proposed merger. You should read this information in conjunction with Entegris’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Entegris’ consolidated financial statements and the notes thereto, Mykrolis’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Mykrolis’ consolidated financial statements and notes thereto, and the “Unaudited Condensed Combined Pro Forma Financial Information” and the unaudited pro forma condensed combined financial statements and notes related thereto included in this joint proxy statement/prospectus or included in Entegris’ and Mykrolis’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this joint proxy statement/prospectus.

The pro forma adjustments are based upon certain assumptions and preliminary available information that Entegris believes are reasonable under the circumstances. A final determination of fair values relating to the merger, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair value of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible and identifiable intangible assets of Mykrolis that exist as of the date of the completion of the merger. The final valuation may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data. The pro forma adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial statements found elsewhere in this joint proxy statement/prospectus.

	For the six months ended February 26, 2005	For the year ended August 28, 2004
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$318,559	$588,126
Operating income	25,029	37,043
Net income	17,919	27,668
Earnings per share:
Basic	0.14	0.21
Diluted	0.13	0.20

		As of February 26, 2005
		(In thousands)
Balance Sheet Data:
Working capital		$416,500
Total assets		1,202,374
Total capital leases and debt, including current portion		27,159
Total shareholders’ equity		1,016,501

COMPARATIVE PER SHARE INFORMATION

The following table presents historical per share information and book value per common share data separately for Entegris and Mykrolis on a historical basis, and Entegris and Mykrolis on an unaudited pro forma combined basis per share of Entegris common stock and on an unaudited pro forma combined basis per Mykrolis equivalent share. The unaudited pro forma earnings per share data reflect the assumption that the merger was effective as of August 31, 2003. The unaudited pro forma book value per share data assumes the merger was effective February 26, 2005. The unaudited pro forma per share data gives effect to the proposed merger as a purchase by Entegris under generally accepted accounting principles in the United States.

You should read the information below together with the historical financial statements and related notes of Entegris and Mykrolis contained in each company’s periodic filings with the Securities and Exchange Commission and incorporated into this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 149. The unaudited pro forma combined per share data below is presented for illustrative purposes only. The companies may have performed differently had they actually been combined during the periods presented below. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the proposed merger.

	Historical Entegris	Historical Mykrolis	Pro Forma Combined (1)	Pro Forma Equivalent of One Mykrolis Share (2)
Year ended August 28, 2004 (Entegris and pro forma) and December 31, 2004 (Mykrolis):
Earnings per share—basic:	$0.34	$0.71	$0.21	$0.29
Earnings share—diluted:	$0.32	$0.68	$0.20	$0.28

Six months ended February 26, 2005 (Entegris and pro forma) and three months ended April 2, 2005 (Mykrolis):
Earnings per share—basic:	$0.14	$0.13	$0.14	$0.19
Earnings share—diluted:	$0.14	$0.13	$0.13	$0.18

Book value per share: February 26, 2005 (Entegris and pro forma) and April 2, 2005 (Mykrolis)	$5.20	$6.52	$7.69	$10.68

(1)	Includes the effect of the merger on the basis as described in the notes to the unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus.
(2)	Calculated by applying the exchange ratio of 1.39 to the pro forma combined net earnings and book value per share.

COMPARATIVE MARKET VALUE INFORMATION

The following table presents the closing prices per share and aggregate market value of Entegris common stock and Mykrolis common stock, in each case based on closing prices for those shares on The NASDAQ National Market and the New York Stock Exchange, respectively, on March 18, 2005, the last trading day prior to the public announcement of the proposed merger, and on June 27, 2005, the last practicable trading day for which this information could be calculated prior to the distribution of this joint proxy statement/prospectus; and the equivalent per share price reflects the value of the Entegris common stock Mykrolis stockholders would receive for each share of Mykrolis common stock if the merger was completed on March 18, 2005, and June 27, 2005.

	Entegris Historical	Mykrolis Historical	Mykrolis Equivalent
March 18, 2005:
Closing price per share	$9.93	$13.15	$13.80
Market value of shares (in thousands) (1)	$735,021	$551,795	$579,070

June 27, 2005:
Closing price per share	$9.50	$13.56	$13.21
Market value of shares (in thousands) (2)	$703,789	$574,451	$559,623

(1)	Based on 74,020,304 shares of Entegris common stock and 41,961,602 shares of Mykrolis common stock outstanding as of March 18, 2005.
(2)	Based on 74,083,002 shares of Entegris common stock and 42,363,610 shares of Mykrolis common stock outstanding as of June 27, 2005.

THE ENTEGRIS SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed by Entegris to the holders of Entegris common stock on or about July 5, 2005, and is accompanied by the notice of the Entegris special meeting and a form of proxy that is solicited by the board of directors of Entegris for use at the special meeting of Entegris stockholders, to be held on Wednesday, August 3, 2005, at 9:00 a.m., local time, at the Oak Ridge Conference Center, 1 Oak Ridge Drive, Chaska, Minnesota, and at any adjournments or postponements of the meeting.

Matters to Be Considered

The purpose of the meeting is:

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of March 21, 2005, by and among Entegris, Inc., a Minnesota corporation, Eagle DE, Inc., a Delaware corporation and a wholly owned subsidiary of Entegris (referred to as “Entegris Delaware”), and Mykrolis Corporation, a Delaware corporation, including the merger of Mykrolis with and into Entegris Delaware (immediately following the reincorporation merger described in proposal 2 below) as contemplated thereby and the issuance of new shares of common stock of Entegris Delaware to the stockholders of Mykrolis in the merger. In the merger, each outstanding share of Mykrolis common stock will be automatically converted into the right to receive 1.39 shares of Entegris Delaware common stock;

2.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “reincorporation merger agreement”) dated as of March 21, 2005, by and between Entegris and Entegris Delaware and the reincorporation merger contemplated thereby (the “reincorporation merger”), whereby Entegris would reincorporate from a Minnesota corporation to a Delaware corporation, including approval of the proposed certificate of incorporation and bylaws of Entegris Delaware attached as Annex C-1 and Annex D, respectively, to this joint proxy statement/prospectus, provided that if proposal 3 set forth below is not approved, the certificate of incorporation of Entegris Delaware will read as set forth on Annex C-2 hereto and the bylaws of Entegris Delaware set forth on Annex D hereto will be revised by the board of directors of Entegris Delaware to remove the classified board provisions and include provisions substantially similar to Article IX set forth in Annex C-2 hereto but will otherwise read as set forth on Annex D. In the reincorporation merger, each outstanding share of Entegris common stock will be automatically converted into one share of Entegris Delaware common stock and the name of Entegris Delaware will be changed to Entegris, Inc.;

3.	To consider and vote upon a proposal to approve a classified board for Entegris Delaware as provided in Article IX of the proposed certificate of incorporation of Entegris Delaware set forth in Annex C-1 hereto; and

4.	To consider and vote upon a proposal to approve adjournments or postponements of the Entegris special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Entegris special meeting to approve the above proposals.

The Entegris board of directors unanimously recommends that Entegris stockholders vote “FOR” each of the proposals. Neither the merger nor the reincorporation merger will occur unless both proposal 1 and proposal 2 are approved. Approval of proposals 3 and 4, however, is not a condition to either the merger or the reincorporation merger. If either proposal 1 or proposal 2 (or both) is not approved, then proposal 3 will be null and have no effect.

In considering the recommendation of Entegris’ board of directors with respect to the proposals, stockholders should be aware that certain directors and officers of Entegris may have interests in the merger that are different from, or in addition to, their interests as Entegris stockholders generally. See “Interests of Certain Persons in the Merger” beginning on page 62.

Proxies

The Entegris board of directors is soliciting your proxy to give you the opportunity to vote at the Entegris special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions.

Please complete, sign, date and return the accompanying proxy card promptly in the enclosed addressed envelope, even if you plan to attend the special meeting. Postage need not be affixed to the envelope if mailed in the United States. The immediate return of your proxy card will be of great assistance in preparing for the special meeting and is, therefore, urgently requested. If you attend the special meeting, revoke your proxy and vote in person, your proxy card will not be used. Instead of submitting your proxy vote with the accompanying paper proxy card, you may grant your proxy via the Internet or by telephone by following the procedures set forth on the proxy card. Your telephone or Internet proxy authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. If you grant your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To view the proxy materials online, go to www.entegris.com. If you plan to attend the special meeting to be held on August 3, 2005, at 9:00 a.m., local time, at the Oak Ridge Conference Center, 1 Oak Ridge Drive, Chaska, Minnesota, please be sure to check the box on your proxy card indicating your desire to attend, or indicate your desire to attend through Entegris’ telephone or Internet voting procedures.

If your shares are not registered in your own name and you plan to attend the special meeting and vote your shares in person, you should contact your broker or agent in whose name your shares are registered to obtain a broker’s proxy and bring it to the special meeting in order to vote.

A stockholder giving a proxy may revoke it at any time before it is voted by executing and delivering to Entegris another proxy bearing a later date and submitting it so that it is received prior to the vote at the meeting or, if available, granting a new proxy by telephone or on the Internet, by delivering a written notice prior to the vote at the meeting to the secretary of Entegris stating that the proxy is revoked, or by voting in person at the special meeting after having delivered to Entegris a written notice revoking your proxy. Any properly executed proxy returned to Entegris will be voted at the special meeting in accordance with the instructions indicated thereon. If no instructions are indicated on the proxy, the proxy will be voted “FOR” the approval of proposals 1, 2, 3 and 4. The proxies will be entitled to vote in their discretion on any other matters that may properly come before the meeting.

Solicitation of Proxies

Each of Entegris and Mykrolis will bear its own cost of soliciting proxies from its stockholders, except that each of Mykrolis and Entegris has agreed to pay one-half of the costs of printing, filing and mailing this joint proxy statement/prospectus and related proxy and proxy materials.

In addition to solicitations by mail, Entegris’ directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, personal interviews and the Internet. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and Entegris will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials. Entegris and Mykrolis have also made arrangements with MacKenzie Partners, Inc. to assist them in soliciting proxies, and have each agreed to pay one-half of MacKenzie Partners’ fee, currently estimated to be approximately $12,500 in the aggregate, plus expenses for those services.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Entegris special meeting was June 17, 2005. On the record date, there were 74,069,877 shares of Entegris common stock, $.01 par value per share (Entegris’ only voting securities), outstanding and entitled to vote, which were held by approximately 491 holders of record. Each share of Entegris common stock is entitled to one vote.

Quorum

Under Entegris’ bylaws, the holders of a majority of the outstanding shares of Entegris common stock entitled to vote at the meeting will constitute a quorum for the purpose of taking any action other than adjourning the meeting. Shares of common stock represented in person or by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present. Brokers who hold shares of Entegris common stock in nominee or “street name” for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on proposals 1, 2 and 3 at the meeting without specific instructions from those customers. These “broker non-votes” will, however, be counted as present for purposes of determining whether a quorum exists.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of Entegris common stock as of the record date is required to approve proposals 1 and 2. The affirmative vote of the holders of at least 51% of the outstanding shares of Entegris common stock as of the record date is required to approve proposal 3. The affirmative vote of the holders of the greater of (1) a majority of the shares of common stock present in person or by proxy at the meeting and entitled to vote or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the meeting is required for approval of proposal 4.

Neither the merger nor the reincorporation merger will occur unless both proposal 1 and proposal 2 are approved. Approval of proposals 3 and 4, however, is not a condition to either the merger or the reincorporation merger. If Entegris’ stockholders do not approve both proposals 1 and 2, then proposal 3 will be null and have no effect.

Because approval of each of the merger, the reincorporation merger and the classified board proposal requires the affirmative vote of at least a majority (or 51%, in the case of the classified board proposal) of the outstanding shares of common stock of Entegris as of the record date, abstentions, failures to grant a proxy or vote at the meeting and broker non-votes will have the effect of a vote against proposals 1, 2 and 3. Accordingly, the Entegris board urges Entegris stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or to authorize the individuals named on your proxy card to vote your shares by telephone or on the Internet.

Share Ownership as of the Record Date

As of the Entegris record date, directors and executive officers of Entegris beneficially owned and were entitled to vote, or shared the right to vote, 18,725,419 shares of Entegris common stock. Those shares represent approximately 25.3% of the outstanding shares of Entegris common stock entitled to vote at the Entegris special meeting.

Additional information with respect to beneficial ownership of Entegris common stock by directors and executive officers of Entegris is incorporated by reference to Entegris’ proxy statement filed with the Securities and Exchange Commission on December 15, 2004. See “Where You Can Find More Information.”

Treatment of Abstentions and Broker Non-Votes

If you submit a proxy that indicates an abstention from voting, your shares will be counted as present for purposes of determining the existence of a quorum and they will have the effect of votes against each of proposals 1, 2, 3 and 4.

If you hold your shares in “street name,” your bank or broker cannot vote your shares of Entegris common stock on proposals 1, 2 and 3 without specific instructions from you. If you do not provide instructions with your proxy, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank or broker is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, and they will have the effect of votes against each of proposals 1, 2 and 3.

No Other Business; Adjournments

Under Minnesota law and Entegris’ bylaws, the business to be conducted at the meeting will be limited to considering and voting on the proposals.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment of up to 120 days in the aggregate may be made from time to time by the chairman or otherwise with the approval of the holders of shares representing the greater of (a) a majority of the votes present in person or by proxy at the time of the vote, or (b) a majority of the minimum number of votes that would constitute a quorum, without further notice other than by an announcement made at the original meeting of the date, time and place of the adjourned meeting.

MYKROLIS SPECIAL MEETING IN LIEU OF ANNUAL MEETING

General

This joint proxy statement/prospectus is first being mailed by Mykrolis to the holders of Mykrolis common stock on or about July 5, 2005, and is accompanied by the notice of the Mykrolis special meeting in lieu of annual meeting and a form of proxy that is solicited by the board of directors of Mykrolis for use at the Mykrolis special meeting in lieu of annual meeting, to be held on Wednesday, August 3, 2005, at 10:00 a.m., local time, at 129 Concord Road, Billerica, Massachusetts, and at any adjournments or postponements of the meeting. The Mykrolis 2004 Annual Report to Stockholders was mailed to stockholders on or about April 26, 2005.

Matters to be Considered

The purpose of the Mykrolis special meeting in lieu of annual meeting is:

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of March 21, 2005, by and among Entegris, Inc., a Minnesota corporation, Eagle DE, Inc., a Delaware corporation and a wholly owned subsidiary of Entegris (referred to as “Entegris Delaware”), and Mykrolis Corporation, a Delaware corporation, including the merger of Mykrolis with and into Entegris Delaware as contemplated thereby. Pursuant and subject to the terms of the merger agreement (and the related reincorporation merger agreement), Entegris will reincorporate in Delaware by merging with and into Entegris Delaware, immediately following which Mykrolis will merge with and into Entegris Delaware. In the merger, each outstanding share of Mykrolis common stock will be automatically converted into the right to receive 1.39 shares of Entegris Delaware common stock. In connection with the reincorporation merger, the name of Entegris Delaware will be changed to Entegris, Inc.;

2.	To consider and vote upon a proposal to elect two Class II Directors to the Mykrolis board of directors with terms expiring at the 2008 annual meeting of stockholders or upon completion of the merger, if earlier; and

3.	To consider and vote upon a proposal to approve adjournments or postponements of the Mykrolis special meeting in lieu of annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Mykrolis special meeting in lieu of annual meeting to approve the above proposals.

The Mykrolis board of directors unanimously recommends that Mykrolis stockholders vote “FOR” each of the proposals.

In considering the recommendation of Mykrolis’ board of directors with respect to the proposals, stockholders should be aware that certain directors and officers of Mykrolis may have interests in the merger that are different from, or in addition to, their interests as Mykrolis stockholders generally. See “Interests of Certain Persons in the Merger” beginning on page 62.

Proxies

The Mykrolis board of directors is soliciting your proxy to give you the opportunity to vote at the Mykrolis special meeting in lieu of annual meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions.

Please complete, sign, date and return the accompanying proxy card promptly in the enclosed addressed envelope, even if you plan to attend the special meeting in lieu of annual meeting. Postage need not be affixed to the envelope if mailed in the United States. The immediate return of your proxy card will be of great assistance in preparing for the special meeting in lieu of annual meeting and is, therefore, urgently requested. If you attend the special meeting in lieu of annual meeting and vote in person, your proxy card will not be used. Instead of submitting your proxy vote with the accompanying paper proxy card, you may grant your proxy via the Internet or by telephone by following the procedures set forth on the proxy card. Your telephone or Internet proxy authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. If you grant your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To view the proxy materials online, go to www.mykrolis.com. If you plan to attend the special meeting in lieu of annual meeting to be held on August 3, 2005, at 10:00 a.m., local time, at 129 Concord Road, Billerica, Massachusetts, please be sure to check the box on your proxy card indicating your desire to attend, or indicate your desire to attend through Mykrolis’ telephone or Internet voting procedures.

If your shares are not registered in your own name and you plan to attend the special meeting in lieu of annual meeting and vote your shares in person, you should contact your broker or agent in whose name your shares are registered to obtain a broker’s proxy and bring it to the special meeting in lieu of annual meeting in order to vote.

A stockholder giving a proxy may revoke it at any time before it is voted by executing and delivering to Mykrolis another proxy bearing a later date and submitting it so that it is received prior to the vote at the meeting or, if available, granting a new proxy by telephone or on the Internet, by delivering a written notice prior to the vote at the meeting to the secretary of Mykrolis stating that the proxy is revoked, or by voting in person at the special meeting in lieu of annual meeting. Any properly executed proxy returned to Mykrolis will be voted at the special meeting in lieu of annual meeting in accordance with the instructions indicated thereon. If no instructions are indicated on the proxy, the proxy will be voted “FOR” the approval of proposals 1, 2 and 3. The proxies will be entitled to vote in their discretion on any other matters that may properly come before the meeting.

Solicitation of Proxies

Each of Entegris and Mykrolis will bear its own cost of soliciting proxies from its stockholders, except that each of Mykrolis and Entegris has agreed to pay one-half of the costs of printing, filing and mailing this joint proxy statement/prospectus and related proxy and proxy materials.

In addition to solicitations by mail, Mykrolis’ directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, personal interviews and the Internet. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and Mykrolis will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials. Mykrolis and Entegris have also made arrangements with MacKenzie Partners, Inc. to assist them in soliciting proxies, and have each agreed to pay one-half of MacKenzie Partners’ fee, currently estimated to be approximately $12,500 in the aggregate, plus expenses for those services.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Mykrolis special meeting in lieu of annual meeting was the close of business on June 17, 2005. On the record date, there were 42,323,422 shares of Mykrolis common stock, $0.01 par value per share (Mykrolis’ only voting securities), outstanding and entitled to vote, which were held by approximately 2,150 holders of record. Each share of common stock is entitled to one vote.

Quorum

Under Mykrolis’ bylaws, the holders of a majority of the shares of common stock outstanding and entitled to vote at the meeting will constitute a quorum for the transaction of business at the meeting. Shares of common stock represented in person or by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present. Under the rules of the New York Stock Exchange, brokers who hold shares of Mykrolis common stock in nominee or “street name” for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on the approval and adoption of the merger agreement and the merger at the Mykrolis special meeting in lieu of annual meeting without specific instructions from those customers. These “broker non-votes” will, however, be counted as present for purposes of determining whether a quorum exists.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of common stock of Mykrolis as of the record date is required for the approval and adoption of the merger agreement and approval of the merger. If a quorum is present, the two nominees for election as directors of Mykrolis who receive the highest number of votes at the special meeting in lieu of annual meeting will be elected.

Because approval of the merger requires the affirmative vote of at least a majority of the outstanding shares of common stock of Mykrolis as of the record date, abstentions, failures to grant a proxy or vote at the meeting and broker non-votes will have the effect of a vote against proposal 1. Accordingly, the Mykrolis board urges Mykrolis stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or to authorize the individual named on your proxy card to vote your shares by telephone or on the Internet.

Share Ownership as of the Record Date

As of the Mykrolis record date, directors and executive officers of Mykrolis beneficially owned and were entitled to vote 295,201 shares of Mykrolis common stock. Those shares represent less than 1% of the outstanding shares of Mykrolis common stock entitled to vote at the Mykrolis special meeting in lieu of annual meeting.

Additional information with respect to beneficial ownership of Mykrolis common stock by directors and executive officers of Mykrolis is set forth under “Other Matters to be Considered at the Mykrolis Special Meeting in Lieu of Annual Meeting––Ownership of Mykrolis Common Stock.”

Treatment of Abstentions and Broker Non-Votes

If you submit a proxy that indicates an abstention from voting, your shares will be counted as present for purposes of determining the existence of a quorum and they will have the effect of votes against proposals 1 and 3 but will not affect proposal 2.

If you hold your shares in “street name,” your bank or broker cannot vote your shares of Mykrolis common stock on proposal 1 without specific instructions from you. If you do not provide instructions with your proxy, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank or broker is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, and they will have the effect of votes against proposal 1 but will not affect proposal 2 or 3.

No Other Business; Adjournments

Under Delaware law and Mykrolis’ bylaws, the business to be conducted at the meeting will be limited to considering and voting on the proposals.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under Mykrolis bylaws by a majority of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as secretary of such meeting. No notice to any stockholder of any adjournment of less than 30 days is required if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

THE MERGER

Background of the Merger

Mykrolis and Entegris have been familiar with each other’s businesses for many years, and Entegris has been a supplier of molded plastic components to Mykrolis (and prior to Mykrolis’ spin-off from Millipore Corporation in 2001, to Millipore) for over ten years. As a result of this commercial relationship, representatives of Mykrolis and Entegris have historically met and consulted with each other concerning matters relating to their supply relationship as well as their respective views as to trends in the materials integrity management and semiconductor industries.

Each of Mykrolis and Entegris continually evaluates strategic opportunities as a part of their ongoing evaluation of the market and opportunities to strengthen their respective businesses in light of the changing competitive environment. Both Mykrolis and Entegris senior management regularly review, evaluate and discuss various strategic opportunities. While both companies believe they have positive future prospects on a stand-alone basis, the management of Entegris, in recent years, has had conversations with or regarding a number of other companies about a range of options to improve its competitive position, including acquisitions, mergers of equals or other significant transactions, and for the past year Mykrolis has been looking for acquisition and merger opportunities that would permit it to rapidly expand its critical mass and increase the size and scope of its product offering to microelectronics (including semiconductor) industry customers.

In late June 2004, James Dauwalter, Entegris’ chief executive officer, informed the Entegris board of directors that Mykrolis had recently announced that C. William Zadel, the then chairman and chief executive officer of Mykrolis, intended to retire and that Mykrolis would begin an internal and external search for a new chief executive officer. Mr. Dauwalter advised the board of directors that he was attempting to arrange a meeting with Mr. Zadel to discuss a possible transaction between Entegris and Mykrolis.

On June 29, 2004, at a regularly scheduled meeting of the Entegris board of directors, Greg Graves, Entegris’ chief business development officer, gave a presentation concerning Mykrolis and discussed the potential benefits to Entegris and its stockholders of a combination between Entegris and Mykrolis. The Entegris board of directors indicated its support of initiatives designed to enhance stockholder value and authorized Entegris management to continue to pursue preliminary discussions with Mykrolis regarding a possible business combination.

In mid-July 2004, Mr. Dauwalter and Mr. Zadel both attended the Semiconductor Equipment and Materials Institute’s “SEMICON West” conference in San Francisco. While there, Mr. Dauwalter and Mr. Zadel met over dinner on July 13 and had preliminary discussions about the merits of a possible business combination between Entegris and Mykrolis. A representative of Citigroup Global Markets Inc. arranged and attended the dinner meeting. While at the time of the meeting, Citigroup had not been engaged to represent either party in connection with a possible strategic transaction, it had maintained an informal relationship with both Entegris and Mykrolis since the time of their respective initial public offerings. Based on its knowledge of each company, Citigroup believed that a strategic transaction between Entegris and Mykrolis would provide significant value to the stockholders of each company. For this reason, Citigroup, on its own initiative, contacted Messrs. Zadel and Dauwalter to arrange the dinner meeting. Mr. Zadel and Mr. Dauwalter discussed what each company could contribute to a combined company and the potential to enhance stockholder value through such a combination. Mr. Zadel agreed to discuss the idea of a possible business combination between Entegris and Mykrolis with Mykrolis management and with the Mykrolis board of directors in the next few months. Mr. Zadel and Mr. Dauwalter also agreed to further consider individually the possibility of such a combination.

During August and September 2004, Mr. Dauwalter talked with Mr. Zadel a number of times by telephone to follow up on their July 13 meeting and to try to gauge the level of Mykrolis’ interest in a possible transaction with Entegris. In one conversation, Mr. Zadel informed Mr. Dauwalter that Mykrolis had a regularly scheduled meeting of its board of directors on October 27, 2004, and that Mr. Zadel intended to discuss a possible combination with Entegris at that meeting.

In October 2004, Entegris retained Goldman, Sachs & Co. as its financial advisor. Entegris and Goldman Sachs agreed that Goldman Sachs would assist Entegris in evaluating, and receive a fee with respect to, three possible business combinations, including the one between Entegris and Mykrolis that Mr. Dauwalter and Mr. Zadel were discussing and potential combinations with two other companies in related industries, as well as other possible strategic alternatives. While management made preliminary contacts with the other two companies, one indicated that it was not interested in pursuing discussions and, after determining that it did not present a significant strategic fit, Entegris did not pursue discussions with the other company.

On October 12, 2004, at a regularly scheduled meeting of the Entegris board of directors, representatives of Goldman Sachs made a presentation on industry trends and discussed its preliminary analysis of various strategic alternatives being explored by Entegris, one of which was the possible combination with Mykrolis. Entegris management, after consultation with Goldman Sachs, continued to support exploring the possible transaction with Mykrolis and concluded that it represented the most attractive strategic alternative for Entegris and its stockholders. The Entegris board of directors indicated its support for Entegris management’s efforts to enhance stockholder value and encouraged them to continue to explore the possibility of a transaction that would achieve this objective.

On October 19, 2004, Mr. Dauwalter sent a letter to Mr. Zadel stating that he wanted to formally express Entegris’ interest in moving forward with more specific discussions regarding a potential combination between Entegris and Mykrolis. Mr. Dauwalter noted that Entegris’ board of directors was in unanimous support of engaging in further discussions with Mykrolis and informed Mr. Zadel that Entegris had engaged Goldman Sachs as its financial advisor. Mr. Dauwalter stated that Entegris believed that a combination could create significant value for both companies’ stockholders and customers and significant growth opportunities for employees. The letter proposed a merger, with both companies contributing to the combined company’s management team and board of directors. Mr. Dauwalter indicated that Entegris was prepared to enter into discussions and commence a due diligence process immediately. The letter concluded by asking Mr. Zadel to discuss the possible transaction with the Mykrolis board of directors at its October 27 meeting.

On October 27, 2004, at a regularly scheduled meeting of the Mykrolis board of directors, Mr. Zadel outlined for the board four potential strategic transactions, including a review of each company’s business, product lines, mission, vision, strategic intent, core competencies, competition, manufacturing capabilities and strategic benefits and synergies from a potential combination. Entegris was among the companies included in this presentation. During this meeting, the directors and management discussed these potential transactions in the context of which would provide the greatest maximization of value for Mykrolis stockholders. At the conclusion of these discussions, however, the Mykrolis board of directors determined that, since the board was in the process of selecting a new chief executive officer to succeed Mr. Zadel upon his upcoming retirement, it was not appropriate to proceed with any of the initiatives until the CEO succession issue was resolved.

On October 28, 2004, Mr. Zadel sent an e-mail to Mr. Dauwalter in which he advised Mr. Dauwalter that the Mykrolis board of directors had met on October 27 and reviewed in detail Entegris’ suggestion to work toward a merger of equals. Mr. Zadel wrote that the Mykrolis board of directors had decided to continue with their efforts to select Mr. Zadel’s successor and to move forward as an independent company. Mr. Zadel offered to discuss the matter further with Mr. Dauwalter by telephone if Mr. Dauwalter wanted more details.

Following Mr. Zadel’s e-mail, no communications between Entegris and Mykrolis regarding the potential combination occurred for several weeks. On November 22, 2004, Mykrolis announced that Mr. Zadel had resigned as chief executive officer of Mykrolis in order to implement his previously announced retirement plans and that Mykrolis had selected Gideon Argov to succeed Mr. Zadel as Mykrolis’ chief executive officer. Shortly after this announcement, Mr. Graves, Entegris’ chief business development officer, contacted Peter S. Kirlin, the vice president of business development for Mykrolis, to request a meeting with Mr. Kirlin in order to discuss the reaction of the Mykrolis board of directors to Mr. Dauwalter’s October 19 letter to Mr. Zadel as expressed in Mr. Zadel’s October 28 e-mail and to determine whether Mykrolis would have renewed interest in exploring a business combination.

On December 14, 2004, Mr. Graves and Mr. Kirlin met in Boston and discussed industry trends and the potential benefits of a business combination between Entegris and Mykrolis. Mr. Kirlin agreed that a combination between the two companies should be seriously explored given the potential benefits. Mr. Graves asked if Mr. Kirlin would be willing to try to arrange a meeting among the two of them and the chief executive officers of each company to discuss a possible transaction. Mr. Kirlin agreed to talk to Mr. Argov to arrange such a meeting.

Following the December 14 meeting, Mykrolis commenced a general analysis of a possible business combination with Entegris using publicly available information about Entegris and reviewed certain strategic, financial and other aspects of a possible business combination with Entegris. In addition, in furtherance of Mykrolis’ ongoing evaluation of strategic transactions that would permit it to rapidly increase the size and scope of its product offering to semiconductor industry customers, Mykrolis commenced discussions with another significant industry participant regarding a possible strategic transaction. On December 16, 2004, Mykrolis entered into non-disclosure agreements with this industry participant and on December 22, 2004, representatives of Mykrolis met with representatives of the industry participant to further discuss its interest in pursuing a strategic transaction and to discuss the rationale for such a strategic transaction.

On January 11, 2005, Messrs. Dauwalter and Graves met with Messrs. Argov and Kirlin for dinner in Boston. The discussions first focused on the executives’ views on the state of the semiconductor industry generally and the subsystems, components and materials segment of the semiconductor industry. This led to a discussion of the rationale for a possible business combination transaction between Mykrolis and Entegris, including the strategic ramifications and potential financial benefits of such a transaction. The participants in this meeting all agreed that a business combination between the two companies made strategic sense, among other reasons, because of the companies’ complementary technologies, products and customer base and the enhanced scale a combination would provide. They also reached an understanding that a merger of equals, and not an acquisition by one company of the other, was the appropriate form for a transaction. The meeting concluded with the executives agreeing to exchange strategic plans and to try to arrange a meeting among a broader group of executives from both companies.

Shortly after this January 11 meeting, Peter W. Walcott, the general counsel of Mykrolis, prepared drafts of non-disclosure agreements to be executed by each party prior to exchanging any non-public information. After exchanges of comments on the draft agreements, each of Mykrolis and Entegris executed a non-disclosure agreement as of January 21, 2005.

On January 18, 2005, Entegris held a regularly scheduled board meeting. Mr. Dauwalter and Mr. Graves updated the board on their contacts and activities with respect to Mykrolis. The Entegris board of directors discussed the possible business combination with Mykrolis and a possible transaction with another company. The chief executive officer of the other company had approached Mr. Dauwalter regarding a possible merger of equals transaction. The board of directors expressed a strong preference toward continuing to pursue discussions with Mykrolis. Management of Entegris believed, and the board of directors agreed, that Mykrolis offered a much better strategic fit with Entegris than did the company that was the subject of the other possible transaction discussed at the meeting.

On January 31, 2005, representatives of Mykrolis met with representatives of the other company that had entered into a non-disclosure agreement with Mykrolis to discuss the structure of a possible transaction and the potential synergies that could be realized. Following the January 31, 2005 meeting, Mykrolis established integration teams to identify potential synergies associated with such a transaction.

In January 2005, Mykrolis engaged Citigroup as its financial advisor to assist it in connection with the evaluation of strategic alternatives. This engagement was formalized in a letter dated March 10, 2005.

Throughout early 2005, management of Entegris and Mykrolis continued to exchange telephone calls and e-mail messages regarding the possible transaction, including numerous communications among Mr. Dauwalter,

Stan Geyer, the chairman of the board of Entegris, and Mr. Argov. On February 1, 2005, Mr. Dauwalter, Mr. Argov and Mr. Geyer met for dinner in Chicago to discuss a possible business combination, the companies’ respective corporate cultures, and the expected benefits of a merger of equals.

On February 2, 2005, a broader group of members of management of Entegris and Mykrolis met in Chicago to expand on the previous night’s discussions, exchange certain information and discuss the possible transaction. A third party facilitator attended the meeting and led a discussion about the expected strategic benefits of the proposed merger of equals and an initial discussion of the possible synergies that could be realized in the merger. Messrs. Argov, Walcott and Kirlin attended the meeting for Mykrolis, along with Bertrand Loy, Mykrolis’ vice president and chief financial officer, and Jean-Marc Pandraud, Mykrolis’ president and chief operating officer. Messrs. Dauwalter, Geyer, and Graves attended the meeting for Entegris, along with Michael W. Wright, Entegris’ president and chief operating officer, and John D. Villas, Entegris’ chief financial officer.

Following the February 2 meeting, Messrs. Argov, Dauwalter and Geyer continued to communicate by telephone and through e-mail to discuss the fundamental concepts upon which a merger of equals might be based.

On February 11, 2005, the Entegris board of directors held a special meeting by telephone to discuss the status of discussions with Mykrolis. Representatives of Goldman Sachs updated the board on the process to date, including describing the meetings between members of management that had occurred and the signing of non-disclosure agreements. Representatives of Goldman Sachs then discussed key next steps in the process, including exchanging due diligence materials, updating the financial analysis of the proposed transaction, finalizing decisions regarding the management and board structure of the combined company, agreeing on material contractual terms, negotiating the merger agreement and related documents, and commencing the planning for communication of the transaction to the public, employees, customers and suppliers. The board of directors authorized Entegris management to continue discussions with Mykrolis.

On February 11, 2005, representatives of Mykrolis’ senior management, along with representatives of Mykrolis’ financial advisor, met with the other industry participant with which Mykrolis had discussed a possible strategic transaction during which Messrs. Kirlin and Loy made a presentation to the other company and its financial advisor describing Mykrolis’ business and operations and the other company’s management made a similar presentation to Mykrolis and Citigroup describing its business and operations.

On February 16, 2005, Messrs. Dauwalter, Geyer and Argov met in Philadelphia to discuss the organizational structure for the combined company and began to identify the roles that senior management at each company would serve in the combined company if a transaction was completed.

On February 21, 2005, Messrs. Dauwalter and Wright had a dinner meeting with Messrs. Argov and Pandraud in Chicago. They had a preliminary discussion of the structure of the combined company, including possibilities for the composition of the board of directors and executive management team of the combined company. This meeting continued for most of the day on February 22.

On February 24, 2005, at a regularly scheduled meeting of the board of directors of Mykrolis at its corporate headquarters in Billerica, Massachusetts, Mr. Argov presented the merger proposal that he had developed with Messrs. Dauwalter and Geyer to the Mykrolis directors, including the proposed business structure, tactical and strategic synergies, a review of the discussions to date, key deal points and a review of Entegris’ history and product offerings. Also attending the meeting were representatives of Citigroup and Ropes & Gray LLP, Mykrolis’ outside legal advisors. Citigroup discussed its preliminary analysis of the two possible business combinations being explored by Mykrolis, one of which was the possible combination with Entegris and the other of which involved the other significant industry participant with which Mykrolis officers had recently had discussions. Mykrolis management did not express enthusiasm for a transaction with the other industry participant as a result of the lack of compelling product synergies between the two companies (including a relative lack of product technology overlap) and because other envisioned synergies (including between Mykrolis’ product offerings and the industry participant’s service organization), upon closer examination, did not appear to be realizable. Mykrolis management, however, continued to support a possible transaction with Entegris. Ropes & Gray reviewed with the directors their fiduciary duties under Delaware law in connection with the proposed transaction, and the directors engaged in an extensive discussion of the proposed transaction with Entegris, asking questions and receiving answers from management regarding the structure of the proposed transaction, the financial implications from the combination of the two businesses and the product and cost synergies that would be available. At the conclusion of this discussion, the board of directors authorized Mykrolis management to continue to investigate the potential benefits and risks of proceeding with a transaction with Entegris as described by Mr. Argov and directed Mykrolis management to terminate discussions with the other industry participant.

On February 24, 2005, following the board meeting, Mr. Argov notified the chief executive officer of the other company that Mykrolis was no longer interested in pursuing a strategic transaction with that company.

After the February 11, 2005, special meeting of the Entegris board of directors, the board had invited Mr. Argov to come to Minnesota to tour Entegris’ headquarters and meet with certain Entegris directors and members of management. Mr. Argov visited Entegris’ Chaska, Minnesota headquarters on February 25. Mr. Dauwalter led Mr. Argov on a tour of the facility and, after the tour, Mr. Argov met with Messrs. Dauwalter and Geyer, Jay Bennett from Dunkley and Bennett, P.A., Entegris’ outside counsel, and James A. Bernards, another member of the Entegris board of directors. The group then joined Paul Olson, another member of the Entegris board, for lunch. At both the meeting and the lunch, the discussions focused on the respective backgrounds and business philosophies of Mr. Argov and the participating Entegris directors.

On February 28, 2005, the parties held a large group meeting in Chicago attended by 34 people. In addition to senior management of Entegris and Mykrolis, representatives of Entegris’ legal advisors, Faegre & Benson LLP and Dunkley and Bennett, P.A., Mykrolis’ legal advisor, Ropes & Gray, Goldman Sachs, Citigroup, and other advisors of the parties attended the meeting. Each of Entegris and Mykrolis gave oral due diligence presentations to the other. Certain of the advisors then discussed the expected process for conducting due diligence and negotiating the merger agreement.

On March 1, 2005, management employees of both companies met to discuss possible synergies that could result from the proposed merger. Over the two-week period following that meeting, management employees of both companies communicated with one another by telephone and e-mail to exchange information and to identify cost savings and the steps necessary to achieve those savings.

In early March 2005, Mykrolis engaged Ernst & Young LLP to assist it with its due diligence review of Entegris, which arrangement was formalized in a letter dated March 7, 2005. Entegris engaged KPMG LLP in February 2005 to assist it with its due diligence review of Mykrolis, which arrangement was formalized in an engagement letter signed on March 10, 2005.

On March 3, 2005, Entegris held a special meeting of the board of directors to update the directors on the status of discussions with Mykrolis and receive the directors’ views on open issues. Mr. Dauwalter and representatives of Goldman Sachs described the February 28 large group meeting, discussions between the parties to date, the due diligence conducted to date by each party and the status of negotiations between the parties. Representatives of Goldman Sachs also orally reviewed with the board of directors its updated financial analysis of the proposed transaction. Representatives of Faegre & Benson discussed the terms of the draft merger agreement it had prepared with input from Entegris management and reviewed with the directors their fiduciary duties under Minnesota law in connection with the proposed transaction. The Entegris board authorized Entegris management to continue its discussions and negotiations with Mykrolis. After the meeting, Faegre & Benson circulated Entegris’ draft of the merger agreement to Mykrolis and Ropes & Gray. The draft merger agreement contained the terms of a proposed tax-free, stock-for-stock merger of equals transaction.

Legal advisors for the parties were then in regular contact to discuss and negotiate the merger agreement and related documents and to discuss the due diligence process. Ropes & Gray delivered Mykrolis’ markup of the merger agreement to Faegre & Benson on March 11. Various revised drafts of the merger agreement and its exhibits and schedules were then exchanged by the parties’ legal advisors throughout the week of March 14.

On March 14, 2005, each party sent teams of outside attorneys and accountants to the legal advisor’s offices of the other party to conduct due diligence. The legal advisors’ offices contained “data rooms” with extensive financial, legal and other documents and information about the applicable company and its operations, assets, liabilities, employees, and financial condition, among other areas. This due diligence review of the parties’ data rooms and other due diligence investigations by the parties continued throughout the week of March 14, during which time the terms of the merger agreement were also being negotiated.

Also on March 14, members of management of each of Mykrolis and Entegris met again to discuss potential synergies between Mykrolis and Entegris.

On March 16, 2005, the Entegris board of directors held a special meeting to discuss the transaction. Entegris management began the meeting with a presentation updating the Entegris board of directors on the transaction process to date, the status of negotiations with Mykrolis, the material issues remaining to be resolved, and management’s views on a possible merger with Mykrolis. Entegris management and the Entegris board then discussed the reasons for the proposed merger. Mr. Argov then joined the meeting at the invitation of Entegris management and the board. He discussed the strategic benefits he saw in a merger of equals between Mykrolis and Entegris and his vision of the combined company’s future. Mr. Argov then left the meeting, and representatives of Goldman Sachs reviewed with the board of directors its financial analysis of the possible merger. Representatives of Faegre & Benson then described certain terms and conditions of the proposed merger agreement and the proposed reincorporation merger agreement, as well as remaining open issues in the merger agreement, to the Entegris board of directors. The directors instructed management and the Entegris advisors concerning the negotiation of the remaining open issues. At the conclusion of the meeting, the Entegris board authorized Entegris management to continue discussions and negotiations with Mykrolis regarding a possible merger.

On March 17, 2005, the Mykrolis board of directors held a telephonic meeting that included senior management as well as representatives of Ropes & Gray and Citigroup. At the meeting, Mr. Argov and other members of management reported to the board on the parties’ discussions relating to possible synergies and updated the board on the progress of due diligence and the negotiation of the merger agreement. The directors also reviewed a summary of the proposed transaction and the financial model for the combined entity prepared by Citigroup. Ropes & Gray also presented to the directors a detailed review of the terms of the draft merger agreement and answered questions from the directors concerning certain terms and provisions of the draft merger agreement. As a result of these deliberations, the directors authorized Mykrolis management to proceed to negotiate a definitive merger agreement with Entegris.

Over the course of the next few days, Entegris and Mykrolis and outside counsel continued discussions to resolve open issues. On March 19, the parties reached an understanding regarding the remaining material unresolved terms of the merger, including the exchange ratio. However, the parties’ due diligence investigations and the finalization of the merger agreement continued until March 20.

The parties’ negotiations of the exchange ratio focused on a fixed exchange ratio because the transaction was always contemplated as a merger of equals with no premium paid by either party. Each party had an understanding from the beginning of the discussions that the exchange ratio would be fixed and would not contain mechanisms to guarantee Mykrolis stockholders a certain minimum market value for their shares of Mykrolis common stock or cap the market value of the consideration to be paid by Entegris Delaware to Mykrolis stockholders. Entegris’ initial position in the negotiations was that the exchange ratio should be based on the closing prices of Entegris common stock and Mykrolis common stock on the last business day prior to the execution of the merger agreement. Mykrolis countered with a proposed exchange ratio based on the average closing prices of Entegris common stock and Mykrolis common stock over a 30-day period. The parties then discussed an exchange ratio based on the average closing prices over the five- or ten-trading day period preceding execution of the merger agreement. They resolved the issue by agreeing to compromise with an exchange ratio of 1.39, which is an amount between the exchange ratios derived from such five-trading day and ten-trading day average closing prices.

On March 19, 2005, the management development and compensation committee of the Mykrolis board of directors met at Mykrolis’ headquarters in Billerica, Massachusetts, to consider certain compensation arrangements for management in connection with the proposed transaction and to consider certain other matters. Also attending the committee meeting by telephone was a representative of Mercer Human Resource Consulting, the board’s compensation consultant. At this meeting, Mr. Argov provided an update concerning the progress of the negotiation of the merger agreement and the results of the due diligence inquiry. The committee asked questions of, and received answers from, Mercer Human Resources Consulting concerning the terms of the proposed compensation arrangements, including the proposed amended and restated executive termination agreements, restricted stock awards and other employment terms to be included in employment letter agreements to be provided to Mykrolis management employees in connection with the proposed merger of equals transaction. Following a discussion, the committee recommended that such arrangements be approved by the full Mykrolis board.

At a special telephonic meeting of the Entegris board of directors on March 20, 2005, management of Entegris reviewed the results of Entegris’ and its advisors’ due diligence investigation of Mykrolis; management and representatives of Faegre & Benson and Goldman Sachs described how the parties resolved the exchange ratio and other open issues; Entegris management and advisors responded to questions from the Entegris directors on various due diligence and other matters; and representatives of Goldman Sachs reviewed with the board of directors its updated financial analysis of the proposed merger and, following such discussion and review, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated March 21, 2005, to Entegris’ board of directors that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 1.39 shares of common stock of Entegris Delaware to be issued in exchange for each share of common stock of Mykrolis pursuant to the merger agreement is fair from a financial point of view to Entegris. Management of Entegris and representatives of Faegre & Benson also discussed with the board proposed amended and restated executive termination agreements and employment letter agreements that Mykrolis planned to execute with certain of its officers who are expected to serve as officers of Entegris Delaware following the merger and the fact that Entegris Delaware would be assuming Mykrolis’ obligations under those agreements by operation of law in connection with the merger. After due consideration, the Entegris board of directors determined that the merger agreement and the reincorporation merger agreement and the transactions contemplated by each of them are advisable, fair to and in the best interests of Entegris’ stockholders, unanimously approved the merger agreement and the reincorporation merger agreement and the transactions contemplated by each of them, authorized their execution and delivery and the execution and delivery of related documents, and resolved to recommend to Entegris stockholders that they approve and adopt the merger agreement and the merger and the reincorporation merger agreement and the reincorporation merger. The Entegris Delaware board of directors then approved the merger agreement, the reincorporation merger agreement and the related matters discussed in this joint proxy statement/prospectus.

On March 20, 2005, the Mykrolis board of directors held a special meeting in Boston, Massachusetts to consider the proposed merger of equals with Entegris. The meeting was attended in person by all directors except Michael A. Bradley, who attended by telephone, as well as by certain members of management, representatives of Ropes & Gray, representatives of Citigroup, representatives of Ernst & Young, who had assisted Mykrolis in the conduct of its financial due diligence, and a representative of Mercer Human Resource Consulting, the board’s compensation consultant. At the meeting, the directors reviewed and analyzed the strategic, financial and legal considerations concerning the proposed transaction, the advisability of the proposed transaction and the fairness of the proposed exchange ratio, and received reports concerning the financial and legal due diligence inquiry of Entegris. During the meeting, Ropes & Gray reviewed with the Mykrolis board its legal obligations, including its fiduciary duties, and summarized the terms of the most recent draft of the merger agreement, which had been previously distributed to the board, and Mr. Walcott reviewed the terms and conditions of the new employment letters and revised change of control agreements with certain Mykrolis executives. In addition,

Citigroup delivered its oral opinion, which was subsequently confirmed in writing, that, as of March 20, 2005 and subject to the assumptions and limitations set forth in the written opinion, the proposed exchange ratio was fair from a financial point of view to the holders of Mykrolis common stock. Citigroup was not requested to consider, and its opinion did not address, the relative merits of the merger compared to any alternative business strategies that may exist for Mykrolis. The Mykrolis board discussed the terms of the merger agreement and asked its financial, legal and compensation advisors various questions regarding the proposed merger. Following these discussions, the Mykrolis board determined that the merger agreement and the transactions contemplated thereby are advisable, are fair to, and in the best interests of, Mykrolis and the Mykrolis stockholders and unanimously approved the merger, authorized the execution and delivery of the merger agreement and any related agreements, and recommended that Mykrolis stockholders approve and adopt the merger agreement and the merger.

On March 21, 2005, Mykrolis entered into amended and restated executive termination agreements with each of Messrs. Pandraud, Loy and Walcott as well as Fred E. Faulkner, Jr., Mykrolis’ vice president of worldwide manufacturing, Gerry Mackay, Mykrolis’ vice president of worldwide sales and marketing, and Takashi Mizuno, Mykrolis’ vice president and president of Mykrolis’ Japanese subsidiary, and entered into an executive termination agreement with Mr. Kirlin on substantially the same terms. In addition, Mykrolis entered into employment letter agreements dated as of March 21, 2005 with each of Messrs. Argov, Pandraud, Loy, Walcott, Faulkner, Mackay and Mizuno outlining the duties, title, salary and benefits, including a restricted stock award, planning bonus and integration project bonus, to be made available to such executives by the surviving corporation following the merger.

Following the approval of their boards of directors, Entegris, Entegris Delaware and Mykrolis executed the merger agreement and Entegris and Entegris Delaware executed the reincorporation merger agreement, in each case as of March 21, 2005. The parties issued a joint press release announcing the transaction on the morning of March 21 before the opening of trading on the New York Stock Exchange and The NASDAQ National Market.

Recommendation of Entegris’ Board of Directors; Entegris’ Reasons for the Merger

The Entegris board believes that the merger is advisable, fair to, and in the best interests of, Entegris and its stockholders. Accordingly, the Entegris board has unanimously approved the merger agreement and the merger and unanimously recommends that Entegris stockholders vote:

•	“FOR” approval and adoption of the merger agreement, including the merger of Mykrolis with and into Entegris Delaware and the issuance of shares of Entegris Delaware to Mykrolis stockholders in connection with the merger;

•	“FOR” approval of the reincorporation of Entegris into a Delaware corporation pursuant to the reincorporation merger agreement and the approval and adoption of the reincorporation merger agreement, including the adoption of the proposed certificate of incorporation and proposed bylaws attached hereto as Annex C-1 and Annex D, respectively; and

•	“FOR” approval of a classified board for Entegris Delaware.

In considering the recommendation of Entegris’ board of directors with respect to these proposals, stockholders should be aware that certain directors and officers of Entegris may have interests in the merger that are different from, or in addition to, their interests as Entegris stockholders generally. See “Interests of Certain Persons in the Merger” beginning on page 62.

The Entegris board, in reaching its decision to approve the merger agreement and the merger and the other proposals listed above, consulted with its management, as well as with its financial and legal advisors, reviewed a significant amount of information and considered a variety of factors, including the following:

•	information concerning the business, operations, financial condition, earnings and prospects of Entegris as a separate entity and on a combined basis with Mykrolis, including their revenues, their complementary businesses and the potential for revenue enhancement and cost savings;

•	the enhanced strategic and market position of the combined company beyond that achievable by Entegris alone;

•	the increased volume, geographical expansion and diversity of operations, product lines, served markets and customers that could be achieved by combining Mykrolis and Entegris;

•	the opportunity for the combined company to combine complementary technologies to produce a more extensive set of materials integrity management solutions for their customers;

•	the increased capability of the combined company to generate cash that could increase the ability of the combined company to expand through significant acquisitions;

•	the opportunity for Entegris stockholders to remain stockholders in a company that would be substantially larger as a result of the merger with a more diversified product line, a broader customer base and enhanced technology capabilities, and to benefit from future growth of the combined company;

•	the belief of the Entegris board of directors that, as a result of its scale, the combined company would have a stronger foundation for competing globally, particularly given the strength of Mykrolis in Japan;

•	the belief of the Entegris board of directors that the subsystems, components and materials segment of the semiconductor industry is entering a consolidation phase and that the combined company, because of its scale and breadth of operations, would be in a better position to lead this consolidation;

•	the ability of the combined company to evolve from the manufacture and sale of components to a provider of subsystems and solutions, particularly in the fluid handling and filtration areas;

•	the potential impact of the merger on Mykrolis and Entegris customers;

•	the provisions in the merger agreement that permit Entegris’ board of directors to withdraw its recommendation of the merger agreement and to respond to unsolicited third-party proposals, and the belief of the Entegris board of directors, after consultation with its legal counsel and financial advisors, that these provisions, notwithstanding the obligation to hold a stockholder meeting even if the board changes or withdraws its recommendation, and the obligation to pay termination fees and reimburse expenses of the other party under certain circumstances, should not preclude the possibility of considering any competing transactions;

•	the likelihood of the merger being approved by the appropriate regulatory authorities;

•	the corporate governance arrangements for Entegris Delaware following the merger, which initially will have a board of directors composed of five members designated by Entegris and five members designated by Mykrolis and one member chosen jointly, and the management structure of Entegris Delaware following the merger;

•	the board of directors’ evaluation of the results of the due diligence investigations by Entegris’ management and legal and financial advisors;

•	the structure of the merger and the terms of the merger agreement, which are reciprocal in nature, including the fact that the fixed exchange ratio provides certainty as to the number of shares of Entegris Delaware common stock to be issued in the merger;

•	the fact that the Entegris stockholders would hold approximately 56% of the outstanding common stock of the combined company after the merger;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Entegris common stock and Mykrolis common stock;

•	the combined company’s anticipated future financial performance;

•	the fact that the exchange ratio negotiated with Mykrolis did not provide a premium to the Mykrolis stockholders as compared to the average closing trading prices of Mykrolis common stock during the ten-day trading period preceding the execution of the merger agreement and provided an approximately 5% premium to the closing sale price on the last trading day prior to execution of the merger agreement;

•	the limited overlap of the product lines of Entegris and Mykrolis;

•	the opinion of Goldman, Sachs & Co., Entegris’ financial advisor, that, as of the date of the opinion and based on and subject to the assumptions, factors and limitations set forth in the opinion, the exchange ratio was fair from a financial point of view to Entegris (see “Opinion of Entegris’ Financial Advisor”);

•	the fact that the mergers will be tax-free to Entegris stockholders for U.S. federal income tax purposes; and

•	other potential strategic opportunities.

Entegris’ board of directors also identified and considered certain countervailing factors in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including:

•	the possibility that the expected benefits from the merger might not be fully realized;

•	the possibility that the merger may not be consummated and the potential adverse consequences if the merger is not completed;

•	the risk that the per share value of the consideration to be paid in the merger to the Mykrolis stockholders could increase significantly from the value prior to the announcement of the merger agreement because the exchange ratio will not be adjusted for changes in the market price of Entegris common stock or Mykrolis common stock;

•	the challenges of integrating the management teams, strategies, cultures and organizations of the companies;

•	the potential loss of customers and suppliers and termination of licenses of certain licensors of either company as a result of any such person’s unwillingness to do business with the combined company;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that key management and other personnel might not remain employed by the combined company; and

•	the contractual restrictions on the ability of Mykrolis to expand certain product sales into new markets and the short-term expiration of certain Mykrolis contracts.

The foregoing discussion is not exhaustive of all factors considered by the Entegris board of directors. Moreover, in view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Entegris board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the merger agreement and the merger. In addition, each member of the Entegris board of directors may have given differing weights to different factors.

Recommendation of Mykrolis’ Board of Directors; Mykrolis’ Reasons for the Merger

The Mykrolis board believes that the merger is advisable, fair to, and in the best interests of, Mykrolis and its stockholders. Accordingly, the Mykrolis board has unanimously approved the merger agreement and the merger and unanimously recommends that Mykrolis stockholders vote “FOR” approval and adoption of the merger agreement and approval of merger.

In considering the recommendation of Mykrolis’ board of directors with respect to the merger, stockholders should be aware that certain directors and officers of Mykrolis may have interests in the merger that are different from, or in addition to, their interests as Mykrolis stockholders generally. See “Interests of Certain Persons in the Merger” beginning on page 62.

The Mykrolis board, in reaching its decision to approve and adopt the merger agreement and approve the merger, consulted with its management, as well as with its financial and legal advisors, reviewed a significant amount of information, and considered a variety of factors, including the following:

•	information concerning the business, operations, financial condition, earnings and prospects of each of Mykrolis and Entegris as separate entities and on a combined basis, including their revenues, their complementary businesses and the potential for revenue enhancement and cost savings;

•	the enhanced strategic and market position of the combined company beyond that achievable by Mykrolis alone;

•	the increased scale, scope and diversity of operations, product lines, served markets and customers that could be achieved by combining Mykrolis and Entegris;

•	the belief of the Mykrolis board of directors that, as a result of its scale, the combined company would have a stronger foundation for competing globally, undertaking additional research and development, or pursuing strategic initiatives;

•	the opportunity for the combined company to combine complementary technologies to produce better materials integrity management solutions for their customers;

•	the limited overlap of the product lines of Entegris and Mykrolis;

•	the increased capability of the combined company to generate cash that could increase the ability of the combined company to expand through significant acquisitions;

•	the combined company’s anticipated future financial performance;

•	the opportunity for Mykrolis stockholders to participate in a larger company with a more diversified product line and enhanced technology capabilities, and, as stockholders of the combined company, to benefit from future growth of the combined company;

•	the proposed arrangements with members of management of Mykrolis, including the fact that Gideon Argov will serve as the chief executive officer, Jean-Marc Pandraud will serve as the executive vice president and chief operating officer, and Bertrand Loy will serve as senior vice president and chief integration officer of Entegris Delaware, and that they and certain other members of management would enter into employment agreements with Entegris Delaware;

•	the corporate governance arrangements for Entegris Delaware following the merger, which initially will have a board of directors composed of five members designated by Entegris and five members designated by Mykrolis, and the management structure of Entegris Delaware following the merger;

•	the provisions in the merger agreement that permit Mykrolis’ board of directors to withdraw its recommendation of the merger agreement and to respond to unsolicited third-party proposals, and the belief of the Mykrolis board of directors, after consultation with its legal counsel and financial advisors, that these provisions, notwithstanding the obligation to hold a stockholder meeting even if the board changes or withdraws its recommendation, and the obligation to pay termination fees and reimburse expenses of the other party under certain circumstances, should not preclude the possibility of considering any competing transactions;

•	the likelihood of the merger being approved by the appropriate regulatory authorities;

•	the board of directors evaluation of the results of the due diligence investigations by Mykrolis’ management and legal and financial advisors;

•	the structure of the merger and the terms of the merger agreement, which are reciprocal in nature, including the fact that the fixed exchange ratio provides certainty as to the number of shares of Entegris Delaware common stock to be issued in the merger;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Entegris common stock and Mykrolis common stock;

•	the exchange ratio negotiated with Entegris and the implied premium over recent and historical market prices of the Mykrolis common stock, as well as how this premium compared to price premiums in recent comparable transactions;

•	the written opinion of Citigroup Global Markets Inc., Mykrolis’ financial advisor, that, as of the date of the opinion and based on and subject to the assumptions, factors and limitations set forth in the opinion, the exchange ratio was fair from a financial point of view to holders of shares of Mykrolis common stock (see “Opinion of Mykrolis’ Financial Advisor”);

•	the fact that the merger will be tax-free to Mykrolis stockholders for U.S. federal income tax purposes (except to the extent they recognize gain on cash received for any fractional shares); and

•	other potential strategic opportunities.

Mykrolis’ board of directors also identified and considered certain countervailing factors in its deliberations concerning the merger, including:

•	the possibility that the merger may not be consummated and the potential adverse consequences if the merger is not completed;

•	the possibility that the expected benefits from the merger might not be fully realized;

•	the possible disruption of Mykrolis’ business that might result from the announcement of the merger agreement and the diversion of management’s attention in connection with the merger;

•	the risk that the per share value of the consideration to be paid to or received by Mykrolis stockholders in the merger could decrease significantly from the value prior to the announcement of the merger agreement because the exchange ratio will not be adjusted for changes in the market price of Entegris common stock or Mykrolis common stock;

•	the potential loss of customers and suppliers and termination of licenses or contracts of either company as a result of a customer’s, supplier’s, or counterparty’s unwillingness to do business with the combined company;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the challenges of integrating the management teams, strategies, cultures and organizations of the companies; and

•	the risk that key management and other personnel might not remain employed by the combined company.

The foregoing discussion is not exhaustive of all factors considered by the Mykrolis board of directors. Moreover, in view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Mykrolis board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the merger agreement and the merger. In addition, each member of the Mykrolis board of directors may have given differing weights to different factors.

Opinion of Entegris’ Financial Advisor

On March 20, 2005, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated March 21, 2005, to Entegris’ board of directors that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 1.39 shares of Entegris Delaware common stock to be issued in exchange for each outstanding share of Mykrolis common stock pursuant to the merger agreement is fair from a financial point of view to Entegris. Entegris does not expect to obtain an updated opinion from Goldman Sachs.

The full text of the written opinion of Goldman Sachs, dated March 21, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Entegris’ board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Entegris’ common stock should vote with respect to the transaction.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the reincorporation merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Entegris for the five fiscal years ended August 28, 2004, and Mykrolis for the four fiscal years ended December 31, 2004;

•	interim reports to stockholders and Quarterly Reports on Form 10-Q of Entegris and Mykrolis;

•	other communications from Entegris and Mykrolis to their respective stockholders;

•	certain internal financial analyses and forecasts for Mykrolis prepared by its management; and

•	certain financial analyses and forecasts for Entegris and for Mykrolis prepared by the management of Entegris, including certain cost savings and operating synergies projected by the management of each of Entegris and Mykrolis to result from the transactions contemplated by the merger agreement.

Goldman Sachs also held discussions with members of the senior management of each of Entegris and Mykrolis regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations and financial condition, and future prospects, of Entegris and Mykrolis. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Entegris common stock and the shares of Mykrolis common stock, compared certain financial and stock market information for Entegris and Mykrolis with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Entegris management advised Goldman Sachs that it believed that the financial analyses and forecasts for Entegris and for Mykrolis prepared by it were reasonably prepared and reflected their best available judgments and estimates and Goldman Sachs assumed with Entegris’ consent that the financial analyses and forecasts for Entegris and for Mykrolis prepared by the management of Entegris, including the cost savings and operating synergies projected by the management of Entegris and Mykrolis to result from the transaction contemplated by the merger agreement, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Entegris. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Entegris or Mykrolis or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Entegris or Mykrolis or on the expected benefits of the transaction in any way meaningful to its analysis. The Goldman Sachs opinion does not address the underlying business decision of Entegris to engage in the transaction contemplated by the merger agreement. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Entegris common stock or Entegris Delaware common stock will trade at any time.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 18, 2005, and is not necessarily indicative of current market conditions.

Historical Stock Trading and Exchange Ratio Analysis. Goldman Sachs reviewed the historical stock prices for Entegris common stock and Mykrolis common stock on the basis of their respective closing prices per share on March 18, 2005, and the respective period averages for the prior 5 days, 10 days, 15 days, 30 days, 60 days, 90 days and 180 days. The following table presents:

•	The implied average exchange ratio between the closing prices of Entegris common stock and Mykrolis common stock on March 18, 2005, and the implied average exchange ratios calculated based on the average of the ratios between the closing prices of Entegris common stock and the closing prices of Mykrolis common stock on each day for the specified periods. “Implied average exchange ratio” means the number of shares of Entegris common stock that would be equal in value to one share of Mykrolis common stock based on the closing price data applicable to the given date or period.

•	The premium (discount) to the implied average exchange ratio, which is equal to the percentage by which the exchange ratio pursuant to the merger agreement (1.39 shares of Entegris Delaware common stock for each share of Mykrolis common stock) exceeds (is less than) the implied average exchange ratio.

Date or Period	Implied Average Exchange Ratio		Premium (Discount) to Implied Average Exchange Ratio
March 18, 2005	1.324	x	5.0%
5 day	1.376		1.0%
10 day	1.393		(0.2)%
15 day	1.404		(1.0)%
30 day	1.406		(1.1)%
60 day	1.406		(1.1)%
90 day	1.354		2.7%
180 day	1.274		9.1%

Multiples Analysis. Goldman Sachs calculated various financial ratios based on the merger agreement exchange ratio, information it obtained from filings with the Securities and Exchange Commission, estimates of Mykrolis’ revenue and earnings per share, or EPS, for calendar years 2005 and 2006 prepared by Entegris’ management and provided by the Institutional Brokers Estimate System, or IBES. The multiples analysis summarized below is based on an implied Mykrolis offer price of $13.80 per share, calculated as the product of the exchange ratio of 1.39 shares of Entegris Delaware common stock for each share of Mykrolis common stock and $9.93 (the closing price of Entegris common stock on March 18, 2005), 43.7 million diluted shares of Mykrolis common stock outstanding as of February 2005, and net cash of Mykrolis of $130.4 million as of December 31, 2004.

Using Entegris’ management estimates:

•	levered consideration, which is the aggregate implied consideration payable pursuant to the merger agreement plus the book value of Mykrolis’ debt less cash, is a multiple of 1.8 of Mykrolis’ estimated calendar year 2005 revenue;

•	levered consideration is a multiple of 1.9 of Mykrolis’ estimated calendar year 2006 revenue;

•	the implied Mykrolis offer price per share is a multiple of 19.8 of Mykrolis’ estimated calendar year 2005 EPS; and

•	the implied Mykrolis offer price per share is a multiple of 18.4 of Mykrolis’ estimated calendar year 2006 EPS.

Using IBES estimates:

•	levered consideration is a multiple of 1.7 of Mykrolis’ estimated calendar year 2005 revenue;

•	levered consideration is a multiple of 1.5 of Mykrolis’ estimated calendar year 2006 revenue;

•	the implied Mykrolis offer price per share is a multiple of 24.6 of Mykrolis’ estimated calendar year 2005 EPS; and

•	the implied Mykrolis offer price per share is a multiple of 19.2 of Mykrolis’ estimated calendar year 2006 EPS.

In addition, Goldman Sachs calculated certain historical financial multiples for Entegris and Mykrolis using information it obtained from filings with the Securities and Exchange Commission and the IBES. For the two years ended March 18, 2005, Goldman Sachs calculated:

•	the ratio of enterprise value, which is the market value of the common equity plus the book value of debt less cash, as a multiple of estimated revenue for the next four quarters as estimated by the IBES; and

•	the ratio of stock price to estimated EPS for the next four quarters as estimated by the IBES.

The following table sets forth the average ratio of enterprise value to estimated revenue over the next four quarters, or the NTM revenue multiple, and the average ratio of stock price as of the close of trading on March 18, 2005, to estimated EPS over the next four quarters, or the NTM P/E multiple, for Entegris and Mykrolis as of the date and for the periods indicated.

NTM Revenue Multiple					NTM P/E Multiple
	Entegris		Mykrolis			Entegris		Mykrolis
March 18, 2005	1.7	x	1.5	x	March 18, 2005	33.1	x	23.5	x
1 Month	1.7		1.5		1 Month	52.0		26.2
6 Month	1.6		1.3		6 Month	31.5		20.9
1 Year	1.6		1.4		1 Year	24.5		17.8
2 Year	2.2		1.9

The analysis above indicates that compared to historical revenue multiples for Mykrolis ranging from 1.3x to 1.9x for March 18, 2005 and the periods prior to March 18, 2005 set forth above:

•	using Entegris’ management estimates, levered consideration is a multiple of 1.8 of Mykrolis’ estimated calendar year 2005 revenue and a multiple of 1.9 of Mykrolis’ estimated calendar year 2006 revenue; and

•	using IBES estimates, levered consideration is a multiple of 1.7 of Mykrolis’ estimated calendar year 2005 revenue and a multiple of 1.5 of Mykrolis’ estimated calendar year 2006 revenue.

In addition, compared to historical NTM P/E multiples for Mykrolis ranging from 17.8x to 26.2x for March 18, 2005 and the periods prior to March 18, 2005 set forth above:

•	using Entegris’ management estimates, the implied Mykrolis offer price per share is a multiple of 19.8 of Mykrolis’ estimated calendar year 2005 EPS and a multiple of 18.4 of Mykrolis’ estimated calendar year 2006 EPS; and

•	using IBES estimates, the implied Mykrolis offer price per share is a multiple of 24.6 of Mykrolis’ estimated calendar year 2005 EPS and a multiple of 19.2 of Mykrolis’ estimated calendar year 2006 EPS.

Contribution Analysis. Goldman Sachs analyzed and compared the implied percentage contribution of each of Entegris and Mykrolis for the last fiscal quarter prior to the date of Goldman Sachs’ opinion (the fiscal quarter ended February 26, 2005, for Entegris and the fiscal quarter ended December 31, 2004, for Mykrolis) and calendar year 2004, and the implied estimated percentage contribution of each of Entegris and Mykrolis for 2005 and 2006 to pro forma revenue, earnings before interest and taxes, or EBIT, and adjusted net income (adjusted to eliminate certain non-cash charges and other items) as estimated by Entegris management. The contribution percentages were adjusted for differences in the capital structures of Entegris and Mykrolis by applying Entegris revenue, gross margin and operating income multiples to revenue, EBIT and adjusted net income of Entegris and Mykrolis to derive implied enterprise values for each of Entegris and Mykrolis. These implied enterprise values were adjusted by subtracting cash less the book value of debt, or net cash, of each of Entegris and Mykrolis to derive implied equity contributions for each of Entegris and Mykrolis. The following table presents the results of this analysis:

	Implied Actual/Estimated % Contribution
	Entegris	Mykrolis
Pro Forma Revenue
Last Quarter	53%	47%
2004A	55%	45%
2005E	55%	45%
2006E	57%	43%

Pro Forma EBIT
Last Quarter	44%	56%
2004A	52%	48%
2005E	48%	52%
2006E	53%	47%

Pro Forma Adjusted Net Income
Last Quarter	41%	59%
2004A	51%	49%
2005E	45%	55%
2006E	49%	51%

Goldman Sachs also calculated the estimated percentage ownership of the combined company on a pro forma basis by the Entegris stockholders and the Mykrolis stockholders based on the exchange ratio of 1.39 shares of Entegris Delaware common stock for each share of Mykrolis common stock. The results of this analysis implied that 44.1% of the outstanding shares of Entegris Delaware common stock would be owned by former Mykrolis stockholders and 55.9% would be owned by former Entegris stockholders compared to the implied contributions to pro forma revenue, EBIT and adjusted net income set forth in the table above.

The contribution analysis implied that the Entegris stockholders’ estimated percentage ownership of the combined company on a pro forma basis, based on the exchange ratio of 1.39 shares of Entegris Delaware common stock for each share of Mykrolis common stock, compared to actual and estimated pro forma contributions in the table set forth above is:

•	larger than Entegris’ implied contribution to pro forma revenue in the last fiscal quarter prior to March 20, 2005 and calendar years 2004 and 2005 and smaller than Entegris’ implied contribution to pro forma revenue in calendar year 2006;

•	larger than Entegris’ implied contribution to pro forma EBIT in the last fiscal quarter prior to March 20, 2005 and calendar years 2004 to 2006; and

•	larger than Entegris’ implied contribution to pro forma adjusted net income in the last fiscal quarter prior to March 20, 2005 and calendar years 2004 to 2006.

Give/Get Analysis. Based on estimates by Entegris management of net income for Entegris and Mykrolis for calendar years 2005 and 2006 and of the after-tax synergies that could be realized by the combined company in calendar years 2005 and 2005, and based on the implied ownership by former Entegris stockholders of 55.9% of the combined company and by former Mykrolis stockholders of 44.1% of the combined company, Goldman Sachs calculated the implied increase or decrease in net income attributable to the former Entegris and Mykrolis stockholders as compared to the net income of Entegris and Mykrolis on a stand-alone basis. The results of this analysis implied an estimated increase in the net income attributable to Entegris stockholders of $7.6 million in calendar year 2005 and $10.4 million in calendar year 2006.

Pro Forma Transaction Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the transaction using publicly available information, estimates prepared by Entegris management and selected Wall Street research estimates. Goldman Sachs analyzed the pro forma financial impact of the transaction on Entegris’ estimated EPS and the amount of accretion/dilution on a per share basis. Goldman Sachs prepared this analysis assuming no synergies resulting from the merger and also assuming $15 million in annual pre-tax synergies resulting from the merger. Goldman Sachs calculated the implied accretion/dilution to Entegris using both Entegris management estimates and Wall Street research (IBES estimates, in the case of Mykrolis, and recent published research analysts’ reports, in the case of Entegris). EPS used to calculate accretion/dilution was adjusted to exclude certain non-cash charges and other items based on information provided by Entegris management.

The results of this analysis are summarized in the table below (all references to years are to calendar years).

		Based on Wall Street Estimates	Based on Entegris Management Estimates
No Synergies
Pro Forma Adjusted EPS Accretion/Dilution
	Third Quarter 2005E	(1.0)%	(0.4)%
	Second Half 2005E	(6.0)%	7.5%
	2006E	2.6%	8.6%
$15 mm Pre-Tax Synergies
Pro Forma Adjusted EPS Accretion/Dilution
	Third Quarter 2005E	7.4%	6.1%
	Second Half 2005E	1.1%	13.5%
	2006E	16.0%	22.4%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Entegris and Mykrolis to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor equipment industry:

Component/Subsystem/Automation Companies	Lithography Companies	Semiconductor Materials Companies
Advanced Energy Industries Inc	ASML Holding NV	ATMI Inc
Asyst Technologies Inc	Cymer Inc	Cabot Microelectronics Corp
Brooks Automation Inc		MEMC Electronic Materials Inc
Helix Technology Corp
MKS Instruments Inc
Newport Corp

Front End Process Companies	Backend Process Companies	Inspection & Metrology/ Diagnostics Companies
Applied Materials Inc	Credence Systems Corp	FEI Co
ASM International NV	Electro Scientific Industries Inc	KLA Tencor Corp
Axcelis Technologies Inc	FormFactor Inc	Orbotech Ltd
LAM Research Corp	Kulicke & Soffa Industries Inc	Rudolph Technologies Inc
Novellus Systems Inc	LTX Corp	Veeco Instruments Inc
Semitool Inc	Teradyne Inc
Varian Semiconductor Equipment Associates Inc

Although none of the selected companies is directly comparable to Entegris or Mykrolis, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Entegris and/or Mykrolis.

Goldman Sachs calculated and compared various financial multiples and ratios of Entegris and Mykrolis to the corresponding multiples and ratios of the selected companies. The multiples and ratios of Entegris and Mykrolis were calculated based on financial data and the closing share prices as of March 18, 2005, and the multiples and ratios for each of the selected public companies were based on certain recent published research estimates, in the case of Entegris, and IBES estimates, in the case of each of the other companies. With respect to the selected companies, Goldman Sachs calculated:

•	the enterprise value as a multiple of calendar years 2005 and 2006 estimated revenue;

•	the ratio of stock price to estimated EPS for calendar years 2005 and 2006;

•	the five-year forecasted compound annual growth rate, or CAGR, of EPS, which is the forecasted rate at which EPS grows year over year, based on a five-year projection of EPS;

•	the ratio of stock price to calendar year 2006 EPS as a multiple of the five-year CAGR of earnings per share, or PEG;

•	the percentage revenue growth between calendar years 2005 and 2006; and

•	gross margin as a percentage of revenue for the most recently completed fiscal quarter.

The following table summarizes the results of this analysis.

	Enterprise Value as Multiple of Revenue				PE Multiple				IBES 5 Yr CAGR	CY 2006 PEG		2005-2006 Estimated Revenue Growth	Last Quarter Gross Margin
	CY 2005		CY 2006		CY 2005		CY 2006
Mykrolis	1.6	x	1.4	x	23.5	x	18.3	x	13.5%	1.4	x	13.2%	46.1%
Entegris	1.8		1.6		33.1		21.6		13.5%	1.6		9.1%	40.9%
Components/Subsystems/ Automation
High	2.0	x	1.7	x	31.1	x	19.8	x	22.0%	1.4	x	17.7%	46.1%
Low	0.5		0.5		23.5		16.7		11.0%	0.9		(6.7)%	18.0%
Mean	1.3		1.2		27.9		18.1		15.0%	1.2		10.6%	33.8%
Median	1.3		1.2		29.4		18.0		14.3%	1.2		12.8%	35.4%
Lithography
High	2.3	x	2.1	x	35.0	x	17.6	x	17.5%	1.1	x	25.8%	47.6%
Low	2.1		1.8		17.8		17.0		15.0%	1.0		3.2%	38.1%
Mean	2.2		1.9		26.4		17.3		16.3%	1.1		14.5%	42.8%
Median	2.2		1.9		26.4		17.		16.3%	1.1		14.5%	42.8%
Semiconductor Materials
High	2.7	x	2.4	x	33.1	x	21.6	x	17.5%	1.6	x	22.2%	50.6%
Low	1.8		1.6		12.6		11.1		12.0%	0.9		9.1%	40.2%
Mean	2.3		2.0		23.0		16.8		14.5%	1.2		15.0%	45.4%
Median	2.3		2.0		23.2		17.2		14.3%	1.0		14.2%	45.5%
Front End Process
High	2.8	x	2.5	x	28.3	x	18.9	x	20.0%	1.5	x	16.9%	52.4%
Low	1.1		1.0		14.2		11.0		11.0%	0.8		0.7%	38.6%
Mean	1.9		1.7		21.8		15.5		15.1%	1.1		9.8%	46.8%
Median	1.7		1.5		21.1		15.6		15.0%	1.1		9.9%	48.0%
Backend Process
High	3.6	x	3.0	x	32.5	x	29.1	x	25.0%	1.6	x	39.3%	50.4%
Low	1.0		0.9		23.0		12.8		10.0%	0.8		8.7%	22.7%
Mean	1.8		1.5		27.7		19.4		15.6%	1.2		22.8%	39.0%
Median	1.5		1.3		27.7		19.7		15.0%	1.0		21.0%	38.4%
Inspection & Metrology/Diagnostics
High	3.6	x	3.9	x	35.1	x	23.4	x	19.0%	1.2	x	19.1%	59.1%
Low	1.5		1.3		18.6		15.7		15.0%	0.9		(5.8)%	41.9%
Mean	2.0		1.9		25.9		18.2		16.3%	1.1		9.3%	47.0%
Median	1.7		1.5		26.3		17.2		16.3%	1.1		10.5%	44.0%

Goldman Sachs prepared the data in the table set forth above for general reference purposes.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Entegris or Mykrolis or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to Entegris’ board of directors as to the fairness from a financial point of view of the exchange ratio. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Entegris, Mykrolis, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Goldman Sachs’ opinion to the Entegris board of directors was one of many factors taken into consideration by Entegris’ board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Entegris in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Goldman Sachs may provide investment banking services to Entegris or Mykrolis in the future. In connection with such investment banking services, Goldman Sachs may receive compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Entegris, Mykrolis and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Entegris and Mykrolis for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Entegris board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the merger agreement. Pursuant to a letter agreement dated as of October 7, 2004, Entegris engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Entegris has agreed to pay Goldman Sachs a transaction fee of $5,500,000, all of which is payable upon consummation of the transaction contemplated by the merger agreement and is only payable in the event of consummation of the transaction. In addition, Entegris has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Mykrolis’ Financial Advisor

Citigroup was retained to act as financial advisor to Mykrolis in connection with the merger. Pursuant to Mykrolis’ engagement letter agreement with Citigroup, dated March 10, 2005, Citigroup rendered an opinion to the Mykrolis board of directors on March 20, 2005, to the effect that, as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in the opinion, Citigroup’s work described below and other factors Citigroup deemed relevant, the exchange ratio in the merger was fair, from a financial point of view, to the holders of shares of Mykrolis common stock. Mykrolis does not expect to obtain an updated opinion from Citigroup.

The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex F to this document. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Mykrolis common stock are urged to read the Citigroup opinion carefully and in its entirety.

The Citigroup opinion was limited solely to the fairness of the exchange ratio in the merger from a financial point of view as of the date of the opinion. Neither the Citigroup opinion nor the related analyses constituted a recommendation of the merger to the Mykrolis board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote with respect to the merger.

In arriving at its opinion, Citigroup reviewed a draft of the merger agreement dated March 19, 2005 and held discussions with certain senior officers, directors and other representatives and advisors of Mykrolis and certain senior officers and other representatives and advisors of Entegris concerning the businesses, operations and prospects of Mykrolis, Entegris and Entegris Delaware. Citigroup examined certain publicly-available business and financial information relating to Mykrolis and Entegris as well as certain financial forecasts and other information and data relating to Mykrolis, Entegris and Entegris Delaware which were provided to, or discussed with, Citigroup by the respective management of Mykrolis and Entegris. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

•	the current and historical market prices and trading volumes of Mykrolis common stock and Entegris common stock;

•	the historical and projected earnings and other operating data of Mykrolis, Entegris and Entegris Delaware; and

•	the capitalization and financial condition of Mykrolis and Entegris.

Citigroup analyzed certain financial, stock market and other publicly-available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Mykrolis and Entegris. Citigroup also evaluated certain potential pro forma financial effects of the merger on Entegris Delaware. The foregoing sets forth material analyses considered by Citigroup in connection with its opinion.

In rendering its opinion, Citigroup assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the respective management of Mykrolis and Entegris that they were not aware of any relevant information that had been omitted or remained undisclosed to Citigroup. With respect to the financial forecasts and other information and data relating to Mykrolis, Entegris and Entegris Delaware provided to or otherwise reviewed or discussed by it, Citigroup was advised, by the respective management of Mykrolis and Entegris that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Mykrolis and Entegris as to the future financial performance of Mykrolis, Entegris and Entegris Delaware, and other matters covered thereby, and Citigroup assumed, with the consent of the Mykrolis board of directors, that the financial results reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. Citigroup assumed, with the consent of the Mykrolis board of directors, that each of the planned reincorporation of Entegris and the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the reincorporation of Entegris and the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Mykrolis, Entegris, Entegris Delaware or the contemplated benefits of the reincorporation of Entegris or the merger. Representatives of Mykrolis advised Citigroup, and Citigroup further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft Citigroup reviewed. Citigroup assumed, with the consent of the Mykrolis board of directors, that the merger will be treated as a tax-free reorganization for federal income tax purposes.

Citigroup noted that its opinion relates in part to the relative values of Mykrolis and Entegris. Citigroup did not express any opinion as to what the value of Entegris Delaware common stock actually will be when issued pursuant to the merger or the price at which the Entegris Delaware common stock will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Mykrolis or Entegris, nor did Citigroup make any physical inspection of the properties or assets of Mykrolis or Entegris.

In connection with rendering its opinion, Citigroup was not requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Mykrolis or the effect of any other transaction in which Mykrolis might engage. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

In connection with rendering its opinion, Citigroup made a presentation to the Mykrolis board of directors on March 20, 2005, with respect to the material analyses performed by Citigroup in evaluating the fairness to the holders of Mykrolis common stock of the exchange ratio as of that date. The following is a summary of that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to March 18, 2005, and is not necessarily indicative of current or future market conditions.

Implied Historical Exchange Ratio. Citigroup derived implied historical exchange ratios by dividing the closing price per share of Mykrolis common stock by the closing price per share of Entegris common stock for each trading day in the period from March 19, 2004, through March 18, 2005, the last trading day before the announcement of the merger between Mykrolis and Entegris. Such derived exchange ratios are referred to below as historical exchange ratios. Citigroup calculated the high, low and average historical exchange ratios for:

•	the 5 trading day period ended March 18, 2005;

•	the 10 trading day period ended March 18, 2005;

•	the 30 trading day period ended March 18, 2005;

•	the 60 trading day period ended March 18, 2005;

•	the 6-month period ended March 18, 2005; and

•	the 12-month period ended March 18, 2005.

The following table sets forth the results of those calculations:

	High		Low		Average
5 Trading Days Ended March 18, 2005	1.4082	x	1.3243	x	1.3765	x
10 Trading Days Ended March 18, 2005	1.4154		1.3243		1.3926
30 Trading Days Ended March 18, 2005	1.4485		1.3243		1.4034
60 Trading Days Ended March 18, 2005	1.4943		1.3243		1.4051
6 Months Ended March 18, 2005	1.4943		1.0658		1.2970
12 Months Ended March 18, 2005	1.5748		1.0479		1.2950

Citigroup also derived the historical exchange ratio as of March 18, 2005, the last trading day prior to the announcement of the merger, which was 1.3243x.

Citigroup compared the high, low and average historical exchange ratios for each of the periods above to the exchange ratio in the merger of 1.39x. Citigroup noted that the exchange ratio in the merger was in the range between the high and low historical exchange ratios for each of the 5-trading-day period ended March 18, 2005, the 10-trading-day period ended March 18, 2005, the 30-trading-day period ended March 18, 2005, the 60- trading-day period ended March 18, 2005, the 6-month period ended March 18, 2005, and the 12-month period ended March 18, 2005. Citigroup further noted that the exchange ratio in the merger was higher than the average historical exchange ratio for all periods considered other than the 10-trading-day period ended March 18, 2005 (to which, after mathematical rounding, the exchange ratio in the merger was equal), the 30-trading-day period ended March 18, 2005, and the 60-trading-day period ended March 18, 2005.

Relative Contribution Analysis. Citigroup reviewed certain historical market and historical and estimated operating and financial information for Mykrolis and Entegris, and based on this, derived the relative contribution of Mykrolis and Entegris to the combined company for certain market, operating and financial performance metrics. The operating and financial performance metrics were analyzed based on calendar years. In addition to publicly-available historical information and closing common stock prices as of March 18, 2005, this analysis was based on management estimates of each company for 2005 and 2006 revenues, gross profit, earnings before interest and taxes (EBIT) and net income. EBIT and net income were adjusted by Citigroup to exclude non-recurring items, and net income was adjusted to exclude amortization of intangible assets. In the course of this analysis, Citigroup did not take into account synergies or other benefits expected to result from the merger and, in determining exchange ratios, considered each of Mykrolis’ and Entegris’ current indebtedness and cash position. For the purposes of all its analyses, Citigroup defined firm value as the sum of:

•	all shares of common stock, assuming the exercise of all in-the-money options, warrants and convertible securities, less the proceeds from such exercise (referred to as Equity Value); plus

•	non-convertible indebtedness; plus

•	non-convertible preferred stock; plus

•	minority interest; plus

•	out-of-the-money convertibles; minus

•	investments in unconsolidated affiliates and restricted and unrestricted cash.

Based on this information, Citigroup derived a set of implied exchange ratios, and compared the results to the merger exchange ratio of 1.39x. Citigroup’s analysis is set forth in the table below.

	% Contribution to the Combined Company		Implied Exchange Ratio
	Mykrolis	Entegris
Revenues
2004 Actual	39.7%	60.3%	1.214	x
2005 Estimated	44.1	55.9	1.407
2006 Estimated	41.2	58.8	1.277
Gross Profit
2004 Actual	45.4%	54.6%	1.471	x
2005 Estimated	49.1	50.9	1.663
2006 Estimated	47.6	52.4	1.579
EBIT
2004 Actual	55.0%	45.0%	2.014	x
2005 Estimated	51.8	48.2	1.818
2006 Estimated	48.0	52.0	1.603
Net Income
2004 Actual	53.0%	47.0%	1.992	x
2005 Estimated	53.7	46.3	2.049
2006 Estimated	52.6	47.4	1.958
Market Valuation
Total Assets	40.4%	59.6%	1.245	x
Equity Value	42.9	57.1	1.324
Firm Value	42.3	57.7	1.324

Based on its contribution analysis, Citigroup derived a range for the implied exchange ratio of 1.30x to 1.70x. Citigroup noted that the exchange ratio in the merger of 1.39x was within this derived range.

Comparable Companies Valuation. Citigroup compared financial, operating and stock market data and forecasted financial information for selected publicly traded companies that supply materials and capital equipment to semiconductor device manufacturers that Citigroup deemed appropriate with similar information for each of Mykrolis and Entegris on a stand-alone basis. Citigroup divided the selected comparable companies into three groups: (a) consumables companies, (b) sub-systems companies and (c) large capitalization companies. The selected comparable companies considered by Citigroup were:

Consumables Companies:

•	ATMI, Inc.;

•	Cabot Microelectronics Corp.;

Sub-systems Companies:

•	Advanced Energy Industries, Inc.;

•	Helix Technology Corp.;

•	MKS Instruments, Inc.;

•	Ultra Clean Holdings, Inc.;

Large Capitalization Companies:

•	Applied Materials, Inc.;

•	ASML Holding, N.V.;

•	KLA-Tencor Corp.;

•	Lam Research Corp.; and

•	Novellus Systems, Inc.

The forecasted financial information used by Citigroup for the selected comparable companies in the course of this analysis was based on projections published by Thomson First Call Research. Thomson First Call Research compiles summaries of financial forecasts published by various investment banking firms. The historical financial information used by Citigroup in the course of this analysis was based on publicly-available historical information. With respect to Mykrolis, Entegris and the comparable companies, calculations were made based on the closing price per share of each company’s common stock as of March 18, 2005, the last trading day before the announcement of the merger.

For each of the selected comparable companies, Mykrolis and Entegris, Citigroup derived and compared among other things:

•	the ratio of the company’s firm value as of March 18, 2005, to its estimated revenues for the calendar years 2005 and 2006; and

•	the ratio of the company’s stock price as of March 18, 2005, to its estimated earnings per share (EPS) for the calendar years 2005 and 2006.

The results of this analysis were as follows:

	Firm Value as a Multiple of:		Price Per Share as a Multiple of:
	2005 Estimated Revenue	2006 Estimated Revenue	2005 Estimated EPS	2006 Estimated EPS
Mykrolis (using Thompson First Call forecasts)	1.6x	1.5x	24.8x	17.3x
Entegris (using Thompson First Call forecasts)	1.8x	1.5x	33.1x	21.6x
Consumables Companies
Mean	2.1x	1.8x	26.6x	21.2x
Median	2.2x	1.8x	27.3x	21.2x
Sub-Systems Companies
Mean	1.4x	1.2x	25.7x	16.8x
Median	1.3x	1.2x	27.8x	17.9x
Large Capitalization Companies
Mean	2.8x	2.7x	21.0x	16.3x
Median	2.6x	2.4x	20.8x	14.4x

Based on this analysis, Citigroup applied a range of multiples of 1.5x to 2.5x and 1.2x to 2.2x to estimated revenue for calendar years 2005 and 2006 respectively and a range of 19.0x to 28.0x and 15.0x to 22.0x to estimated earnings per share for calendar years 2005 and 2006 respectively to each of Mykrolis and Entegris to derive a range of firm values for each of Mykrolis and Entegris. Using the results of these calculations, Citigroup derived a reference range for the implied Equity Value of a share of Mykrolis common stock of $12.00 to $18.00 and a reference range for the implied Equity Value of a share of Entegris common stock of $8.00 to $13.00. Citigroup further derived a range for the implied exchange ratio of 1.35x to 1.82x. Citigroup noted that the exchange ratio in the merger of 1.39x was within this derived range.

Citigroup’s advisory services and opinion were provided for the information of the Mykrolis board of directors in its evaluation of the merger and did not constitute a recommendation of the merger to Mykrolis or a recommendation to any holder of Mykrolis common stock as to how that stockholder should vote on any matters relating to the merger.

The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the Mykrolis board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the Mykrolis board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the comparable companies analysis summarized above, Citigroup selected comparable public companies on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in this analysis is identical to Mykrolis or Entegris. As a result, this analysis is not purely mathematical, but also takes into account differences in financial and operating characteristics of the subject companies and other factors that could affect the public trading value of the subject companies to which Mykrolis and Entegris are being compared.

In its analyses, Citigroup made numerous assumptions with respect to Mykrolis, Entegris, Entegris Delaware, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mykrolis and Entegris. Any estimates contained in Citigroup’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Mykrolis, Entegris, Entegris Delaware, the Mykrolis board of directors, the Entegris board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Citigroup’s analyses were prepared solely as part of Citigroup’s analysis of the fairness of the exchange ratio payable in the merger and were provided to the Mykrolis board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the Mykrolis board of directors in making its determination to approve the merger agreement and the merger. See “—Recommendation of Mykrolis’ Board of Directors; Mykrolis’ Reasons for the Merger” beginning on page 46.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Mykrolis selected Citigroup to act as its financial advisor to the board of directors of Mykrolis in connection with the proposed merger on the basis of Citigroup’s international reputation and Citigroup’s familiarity with Mykrolis.

Pursuant to its engagement letter with Mykrolis, Citigroup is entitled to the following fees: (i) $2,000,000, which became payable upon the delivery of Citigroup’s fairness opinion, and (ii) $6,500,000, less all fees paid pursuant to the previous clause, in the event the merger is consummated. Mykrolis has also agreed to reimburse Citigroup for its reasonable travel and other expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. Citigroup and its affiliates in the past have provided services to Mykrolis and Entegris unrelated to the proposed merger, for which services Citigroup and its affiliates have received compensation, including acting as lead manager in connection with Mykrolis’ initial public offering and acting as co-manager in connection with Entegris’ initial public offering. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of Mykrolis, Entegris and Entegris Delaware for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Mykrolis, Entegris, Entegris Delaware and their respective affiliates.

Interests of Certain Persons in the Merger

As described below, certain officers of each of Entegris and Mykrolis and certain members of the Entegris board and of the Mykrolis board may have interests in the merger that are in addition to their interests as Entegris stockholders or Mykrolis stockholders generally.

The Entegris board and the Mykrolis board were aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.

Mykrolis Executive Officers

Mykrolis Executive Termination Agreements

In connection with the execution of the merger agreement, on or about March 21, 2005, Mykrolis entered into an Amended and Restated Executive Termination Agreement with each of Jean-Marc Pandraud, Bertrand Loy, Peter Walcott, Fred Faulkner, Gerry Mackay and Takashi Mizuno, each of whom was a party to an executive termination agreement in substantially the form of the Executive Termination (Change of Control) Agreement filed with the Securities and Exchange Commission by Mykrolis as Exhibit 10.1 to its Quarterly

Report on Form 10-Q for the quarterly period ended September 27, 2003, and incorporated herein by reference. See the discussion of the Executive Termination (Change of Control) Agreement of Jieh Hwa Shyu below for a summary of these original agreements. The amended and restated agreements replace these executive termination agreements.

Mykrolis requested that these executives sign the amended and restated agreements to eliminate certain features of the executive termination agreements that otherwise would have been triggered in connection with merger agreement and the merger. Under the executive termination agreements, each executive had the unilateral right to receive the benefits payable under his agreement by giving notice within 180 days after a change of control of a voluntary termination of employment following such 180 day period. In addition, the executive termination agreements provided for immediate acceleration of vesting of stock options and the lapse of restrictions on restricted stock upon the execution of a merger agreement. As explained below, the amended and restated agreements eliminate these features, providing that the benefits of the agreements are available only upon certain “involuntary terminations” of employment, as defined in the amended and restated agreements, and limiting the circumstances under which acceleration of options and lapse of restrictions on restricted stock occur. In exchange, the executives received certain benefits described below. The amended and restated agreements also made other changes to the executive termination agreements, as described below.

The amended and restated agreements provide that following the occurrence of an impending change of control (defined as (1) the execution of a definitive agreement, (2) the initiation of a tender offer, or (3) such other event as may be specified by the Mykrolis board, in each case relating to a transaction that, if completed, would constitute a change of control), the executive’s salary and benefits cannot be reduced for up to two years following a change of control and the executive and his family are entitled to medical, dental and life insurance benefits for a two-year period beginning upon the earlier of 180 days after the change of control or the date the Mykrolis board determines in good faith that a change of control will not result from the impending change of control, even if he is terminated during such period. A change of control is deemed to have occurred under the amended and restated agreements, in relevant part, (i) when any person becomes the beneficial owner, directly or indirectly, of at least 15% of Mykrolis’ then-outstanding common stock, (ii) if those persons who served on the board of directors on the effective date of the agreement, or, subject to certain exceptions, who were elected or nominated thereafter by the board, cease to constitute a majority of the board of Mykrolis (a “board change”), or (iii) upon stockholder approval of an agreement for the merger or other acquisition of Mykrolis which contemplates that substantially all of Mykrolis’ assets or business will be owned by a person or group that did not own them as of the effective date of the agreement or which contemplates a board change. Consequently, the execution of the merger agreement by Mykrolis constitutes an impending change of control, and the approval of the merger by Mykrolis stockholders would constitute a change of control. The amended and restated agreements provide for each executive to waive any accelerated vesting of outstanding stock options and restricted stock awards that would otherwise occur upon consummation of the merger under the terms of Mykrolis’ 2001 Equity Incentive Plan and 2003 Employment Inducement and Acquisition Stock Option Plan. However, in the event of any involuntary termination of the executive’s employment prior to the expiration of the two-year period following Mykrolis stockholder approval of the merger or within the period from the date of execution of the merger agreement through the date that the Mykrolis board determines in good faith that a change of control will not result from the merger agreement, the executive will become immediately entitled to exercise all unvested stock options for a period of up to one year following such involuntary termination (or, if earlier, until the expiration date of the options), the executive’s restricted stock will become free of restrictions, and the executive will become entitled to a lump sum severance payment equal to twice his highest annual rate of target total cash compensation during the three years prior to involuntary termination. An “involuntary termination” for purposes of the amended and restated agreements means any discharge of the executive by Mykrolis or any successor to Mykrolis, any resignation by the executive requested by Mykrolis or a successor, or any resignation by the executive following certain adverse changes to the terms or conditions of the executive’s employment, in each case that occurs from the time of the impending change of control through the date that is two years following the change of control or through the date the Mykrolis board determines in good faith that a change of control will not result from the impending change of control. The amended and restated agreements further provide for an additional tax “gross-up” payment to the executive of an amount sufficient to satisfy, on an after-tax basis, any excise tax payable by such executive under Section 4999 of the Internal Revenue Code of 1986 as a result of any payments or benefits received by him (whether or not received pursuant to the amended and restated executive employment agreement). Lastly, the amended and restated agreements provide that if the merger is not consummated on or prior to December 31, 2005, the executive may elect to revert back to the terms of the executive termination agreement in effect for such executive prior to such amendment, as described below.

Mykrolis has also entered into an executive termination agreement with Peter Kirlin, who was not previously party to an executive termination agreement with Mykrolis, on substantially the same terms as the amended and restated agreements referred to above, except that Mr. Kirlin’s agreement provides for a lump sum severance payment in an amount equal to twice his annualized rate of compensation in effect immediately prior to the impending change of control, including base salary plus variable compensation.

In addition, Mr. Argov’s employment letter agreement dated as of March 21, 2005 states that the board of directors of Mykrolis has approved the negotiation of a customary employment agreement with Mr. Argov containing a three-year term and a two-year non-competition agreement. It further states that this anticipated employment agreement will include change of control provisions that provide for severance benefits and accelerated vesting of stock option and restricted stock awards in the event that Mr. Argov’s employment with Entegris Delaware is terminated within two years following a change of control. The severance benefit would be equal to two years base salary plus variable compensation at the highest level during the three years prior to termination.

On May 4, 2005, as contemplated by Mr. Argov’s employment letter agreement, Mykrolis entered into an employment agreement with Mr. Argov. Mr. Argov’s employment agreement contains a change of control provision. Mr. Argov was not previously party to an executive termination agreement. Under Mr. Argov’s employment agreement, if Mr. Argov’s employment is terminated other than for cause (as defined in the agreement), he terminates his own employment for good reason (as defined in the agreement) or the initial three-year term of the agreement or any one-year extension period expires and Mykrolis or its successor has previously given Mr. Argov notice that it elects not to extend the agreement, in each case within two years after a change of control, he will be entitled to the following. First, he will receive, in addition to all forms of compensation that he has accrued prior to his termination, a lump sum severance payment in an amount equal to twice his base salary, plus twice the greater of his target bonus in the year of his termination or the highest annual bonus paid during the three years prior to his termination. Second, as under the executive termination agreements discussed above, Mr. Argov and his family will be entitled to medical, dental and life insurance benefits for a two-year period following the date of his termination or, if earlier, until he becomes eligible for coverage under the medical, dental and life insurance plans of another employer. Third, the employment agreement also provides for immediate vesting of all outstanding unvested equity awards, with stock options exercisable for up to one year after termination (or, if earlier, until the date the options would have expired absent termination). Mr. Argov is also entitled to reimbursement for outplacement services up to $15,000 in the event his employment is terminated after a change of control as described above.

A change of control is deemed to have occurred under Mr. Argov’s employment agreement, in relevant part, (i) when any person or group acquires beneficial ownership of 30% or more of Mykrolis’ or a successor’s (including Entegris Delaware) common stock or of the combined voting power of Mykrolis’ or a successor’s voting stock entitled to vote generally in the election of directors, (ii) if those persons who served on the board of directors of Mykrolis on the effective date of the agreement and until the closing of the merger, or those persons who constitute the board of directors of Entegris Delaware after the closing of the merger, or persons elected or nominated by at least a two-thirds vote of members of either such board, cease to constitute a majority of the board of Mykrolis or a successor (as applicable), or (iii) upon the consummation of a reorganization, merger or consolidation involving Mykrolis or a successor, or a sale of all or substantially all of the assets of Mykrolis or a successor, subject to certain exceptions.

Mr. Argov’s employment agreement further provides for an additional tax gross-up payment to Mr. Argov of an amount sufficient to satisfy, on an after-tax basis, any excise tax payable by Mr. Argov under Section 4999 of the Internal Revenue Code of 1986 as a result of any payments or benefits received by him (whether or not received pursuant to the employment agreement).

If a change of control occurred at this time and all of the executives party to the amended and restated agreements as well as Mr. Kirlin and Mr. Argov were involuntarily terminated immediately following the change of control and those persons (other than Mr. Argov) satisfied certain conditions relating to their remaining with Mykrolis and cooperating with the Mykrolis board after the impending change of control, an aggregate of approximately $5,847,608 in severance payments would be due under the foregoing amended and restated agreements (or, in the case of Mr. Kirlin, his executive termination agreement and, in the case of Mr. Argov, his employment agreement).

In addition, each such executive may be entitled to tax gross-up payments. Section 4999 of the Internal Revenue Code of 1986 imposes a 20% excise tax on, and Section 280G of the Internal Revenue Code of 1986 denies an employer-level deduction for, so-called “excess parachute payments,” defined generally to mean the excess of “payments in the nature of compensation” that are contingent on a change in the ownership or control of a corporation, or on a change in the ownership of a substantial portion of the corporation’s assets, over the affected employee’s “base amount” (generally, his or her average annual taxable compensation measured over a period of up to five years ending with the year preceding the year of the change of control). If the sum of all such payments in the case of any individual is less than three times the base amount, no excise tax or loss of deduction results. However, if the sum of all such payments equals or exceeds three times the affected individual’s base amount, all “excess parachute payments” (that is, in general, all such payments in excess of one times the base amount) are subject to the excise tax and are nondeductible. The vesting of stock options, restricted stock and certain other rights in connection with a change of control, including in connection with a termination following a change of control, may give rise to “payments in the nature of compensation.” Also, in general, payments that are made pursuant to an agreement entered into within one year prior to a change of control are rebuttably presumed to be contingent on the change of control. On the other hand, a showing that payments constitute reasonable compensation for services rendered following the change of control, and certain other exceptions, may have the effect of reducing amounts potentially subject to the adverse tax treatment described in Sections 280G and 4999 of the Internal Revenue Code of 1986. If the employment of any of the executives party to the amended and restated agreements, or of Mr. Kirlin or Mr. Argov, were to terminate following the merger in circumstances entitling such person to benefits under his agreement, amounts payable pursuant to that agreement, including any cash benefits, any accelerated vesting of equity-based awards, and the continuation of any other benefits, would be treated as contingent in whole or in part on the change of control and, if the aggregate of such amounts and any other amounts so treated were to equal or exceed three times the affected individual’s “base amount,” assuming no other bases for exemption, would give rise to “excess parachute payments” equal to the excess of those amounts over one times the affected individual’s base amount. Any affected individual who becomes subject to the excise tax also would be entitled to receive a tax gross-up payment (itself treated as an “excess parachute payment” and therefore subject to the Section 4999 tax, and nondeductible) which on an after-tax basis equals the excise tax due on the other payments.

As discussed below under the caption “New Employment Letter Agreements with Mykrolis Officers,” Mr. Faulkner will be entitled to receive the benefits provided under his amended and restated agreement at the conclusion of his temporary post-merger assignment with Entegris Delaware pursuant to his employment letter agreement.

As also discussed below under the caption “New Employment Letter Agreements with Mykrolis Officers,” employment letter agreements between Mykrolis and each of Messrs. Pandraud, Loy, Walcott, Mackay and Mizuno (but not Mr. Faulkner) provide that, upon completion of the merger, each executive will enter into a new change of control agreement with Entegris Delaware to replace the amended and restated agreement described above. Mr. Loy’s employment letter agreement provides that Mr. Loy will have the unilateral right to resign his employment with Entegris Delaware within 90 days after the first anniversary of the merger and have such resignation treated as an involuntary termination entitling him to the severance payments, potential tax gross-up payments and other benefits to be provided under his anticipated new change of control agreement. Mr. Argov’s employment agreement contains a change of control arrangement, as discussed above and below under the caption “New Employment Letter Agreements with Mykrolis Officers.”

Mykrolis remains subject to one Executive Termination (Change of Control) Agreement, dated May 1, 2003, with Jieh Hwa Shyu. The original executive termination agreements between Mykrolis and each of Messrs. Pandraud, Loy, Walcott, Mackay, Mizuno and Faulkner contained terms that were substantially similar to Mr. Shyu’s executive termination agreement. In contrast to the amended and restated agreements, Mr. Shyu’s agreement does not provide for the executive to waive the accelerated vesting of outstanding stock options and restricted stock awards that will occur upon consummation of the merger. The agreement instead accelerates such vesting upon the occurrence of an impending change of control. Upon execution of the merger agreement, which constituted an impending change of control under Mr. Shyu’s agreement, the options to acquire 25,813 shares of Mykrolis common stock and the 13,000 shares of restricted Mykrolis common stock held by Mr. Shyu became vested, fully exercisable and (in the case of the restricted stock) free of restrictions. In addition, Mr. Shyu’s agreement provides that beginning on the date of an impending change of control until 180 days after the occurrence of a change of control, Mr. Shyu’s salary and benefits cannot be reduced. The agreement also provides that following an impending change of control, Mr. Shyu and his family are entitled to medical, dental and life insurance benefits for a two-year period beginning 180 days after the change of control, even if he is terminated during such period. As under the amended agreements, Mykrolis’ execution of the merger agreement on March 21, 2005, constitutes an impending change of control and approval of the merger by Mykrolis stockholders would constitute a change of control. In the event of any involuntary termination of Mr. Shyu’s employment prior to the expiration of the two-year period following approval of the merger by Mykrolis stockholders or a voluntary resignation of which he gives notice within 180 days after such stockholder approval (provided that he does not voluntarily terminate employment within such 180-day period), Mr. Shyu will become entitled to enhanced benefits under Mykrolis’ pension and retirement plans and, subject to Mr. Shyu satisfying conditions relating to his remaining in the employ of Mykrolis and cooperating with the Mykrolis board after the impending change of control, a lump sum severance payment equal to twice his highest annual rate of total cash compensation during the three years prior to involuntary termination. Mr. Shyu’s agreement also provides for certain tax gross-up payments in the event he is subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986 because of certain amounts paid to him under the agreement. Finally, the agreement also provides Mr. Shyu with the right to put his stock back to Mykrolis following a change of control.

If Mr. Shyu is involuntarily terminated prior to the expiration of the two-year period following the date Mykrolis stockholders approve the merger or voluntarily resigns pursuant to a notice given within 180 days after such stockholder approval (provided that he does not voluntarily terminate employment within such 180-day period) and the other conditions described above are satisfied, an aggregate of approximately $529,502 in severance pay plus enhanced benefits payments would be due under the agreement. In addition, Mr. Shyu may be entitled to tax gross-up payments. Whether tax gross-up payments would be due depends on application of the principles relating to Sections 4999 and 280G of the Internal Revenue Code of 1986 discussed above in this section, except that Mr. Shyu’s tax gross-up payment would on an after-tax basis equal the excise tax due on only a portion of the payments and benefits granted to him under his executive termination agreement.

Existing Mykrolis Employment Agreements

Mykrolis is party to a letter agreement, dated May 20, 2004, with Peter Kirlin under which Mr. Kirlin is employed as vice president, business development of Mykrolis on an at-will basis at a salary of $230,000 per year. In addition to executive-level benefits, the agreement provides that Mr. Kirlin is eligible to participate in the Mykrolis Incentive Plan (bonus plan). In addition, Mr. Kirlin received an option grant of 60,000 shares (subject to four-year vesting) pursuant to the letter agreement, with an option exercise price of $16.35 per share. In the event Mr. Kirlin is terminated other than for cause in his first year of employment, Mykrolis will continue to pay Mr. Kirlin’s salary and continue to provide Mr. Kirlin and his family with healthcare benefits for one year from the date of his termination.

Mykrolis is party to a letter agreement, dated November 19, 2004, with C. William Zadel, its former chairman and chief executive officer, under which Mr. Zadel is employed on a part-time basis as C.E.O.

Emeritus of Mykrolis through April 30, 2006, at a salary of $40,000 per year. The agreement provides that Mr. Zadel is eligible to participate in the Mykrolis Savings and Investment Plan. The agreement is terminable by Mr. Zadel at any time or by Mykrolis upon Mr. Zadel’s death, material breach of the agreement, willful misconduct, commission of a fraud against the company or conviction of a felony.

Mykrolis was party to an offer letter agreement, dated November 18, 2004, with Gideon Argov under which Mr. Argov was employed as chief executive officer of Mykrolis on an at-will basis at a salary of $450,000 per year. In addition to executive level benefits, the agreement provided that Mr. Argov was eligible to participate in the Mykrolis Incentive Plan (bonus plan) beginning in 2006. Pursuant to the agreement, Mr. Argov received a restricted stock award of 50,000 shares (subject to four-year vesting) and an option grant of 450,000 shares (which vest 25% on the first anniversary of the grant date and quarterly thereafter in twelve equal installments), with an option exercise price of $11.60 per share.

Mykrolis was also party to a separation agreement, dated as of November 21, 2004, with Mr. Argov which provided that if Mr. Argov was terminated by the company other than for cause (as defined in the agreement), death or disability, or if Mr. Argov resigned for good reason (as defined in the agreement), Mykrolis agreed to continue to pay Mr. Argov’s salary and provide Mr. Argov and his family with healthcare benefits for one year from the date of his termination or resignation, as applicable.

The employment agreement dated May 4, 2005 between Mykrolis and Mr. Argov provides that the terms and conditions of the offer letter agreement and the separation agreement referred to above are no longer effective as of the effective date of the employment agreement.

New Employment Letter Agreements with Mykrolis Officers

In connection with entering into the merger agreement, Mykrolis entered into a letter agreement dated as of March 21, 2005, with each of Messrs. Argov, Pandraud, Loy, Walcott, Faulkner, Mackay and Mizuno outlining the duties, title, salary and benefits to be made available to such executives by the combined company following the merger. Mr. Faulkner’s letter agreement provides that his employment with Entegris Delaware will be temporary and conclude upon completion of certain milestones to be established relating to the integration of Mykrolis and Entegris following the merger. All of the terms of each letter agreement are contingent upon, among other things, the consummation of the merger and the continued active employment of such executive officer with Mykrolis through the closing of the merger. Upon consummation of the merger, the letter agreements will be assumed by Entegris Delaware by operation of law. The letter agreements provide that the salaries to be paid by Entegris Delaware to each of these executives after the merger will be consistent with the salaries they currently receive from Mykrolis (except that Mr. Loy’s annual base salary would increase by $23,000) and provide for restricted stock awards to each of Messrs. Argov, Pandraud, Loy, Walcott, Mackay and Mizuno in the amount of 200,000, 150,000, 100,000, 100,000, 75,000 and 75,000 shares of Entegris Delaware common stock, respectively. These restricted stock awards will vest 37.5% on December 31, 2005, and an additional 5.21% on the last business day of each of the first 12 fiscal quarters of Entegris Delaware following the completion of the merger. The letter agreements also provide that the executives will be entitled to participate in Entegris Delaware’s management incentive plan, which is to be developed during the pre-merger integration planning process. In addition, the letter agreements provide for a planning bonus, payable upon consummation of the merger, equal to 30% of such executive’s pro rated annual base salary for the period from March 1, 2005, through the closing date of the merger and an integration project bonus equal to 30% of such executive’s annual base salary, payable upon completion of the integration milestones to be established in connection with the merger. If both the planning bonuses and the integration bonuses are paid (and assuming the closing of the merger occurs on August 5, 2005 and that integration activities are completed on or before June 30, 2006), Messrs. Argov, Pandraud, Loy, Walcott, Mackay and Mizuno would receive approximately $198,000, $124,000, $103,000, $93,000, $86,000 and $84,000, respectively.

In lieu of a restricted stock award, Mr. Faulkner will also be entitled to receive a retention bonus equal to 26 weeks of base salary upon completion of the integration milestones referred to above. Mr. Loy’s letter agreement provides that he will be employed for a one-year period following the closing of the merger after which he will have 90 days to elect to resign and receive the severance and other benefits that would otherwise be provided to him in the event of an involuntary termination under his anticipated change of control agreement described below.

Each letter agreement other than Mr. Faulkner’s and Mr. Argov’s provides that upon consummation of the merger, such executive will be required to enter into a change of control agreement with Entegris Delaware to replace the amended and restated executive termination agreements referred to above, which will generally be consistent with the amended and restated agreements but will also provide for a two-year non-competition agreement by the executive. A “change of control” under such anticipated new change of control agreement will be defined to include the merger of Mykrolis with and into Entegris Delaware. Mr. Faulkner’s letter agreement provides that his amended and restated executive termination agreement will continue in effect after the merger and that he will be entitled to the benefits provided pursuant to that agreement upon the conclusion of his assignment with Entegris Delaware under his letter agreement.

Mr. Argov’s letter agreement states that the board of directors of Mykrolis has approved the negotiation of a customary employment agreement with Mr. Argov containing a three-year term and a two-year non-competition agreement. The letter agreement further states that Mykrolis expects such employment agreement to be finalized prior to the merger and that Entegris Delaware would assume the obligations of Mykrolis under the agreement. The anticipated employment agreement would include change of control provisions that provide for severance benefits and accelerated vesting of stock option and restricted stock awards in the event that Mr. Argov’s employment with Entegris Delaware is terminated within two years following a change of control. The severance benefit would be equal to two years base salary plus variable compensation at the highest level during the three years prior to termination.

On May 4, 2005, Mykrolis entered into the employment agreement with Mr. Argov contemplated by his letter agreement. The employment agreement provides that Mykrolis will employ Mr. Argov as chief executive officer for a term of three years, subject to automatic extension from year to year unless either party gives notice that the employment term shall not be extended. The employment contract continues Mr. Argov’s current salary of $450,000 through 2005 and provides for a salary of $600,000 commencing January 1, 2006 if the merger is consummated. In addition Mr. Argov will be eligible to participate in Mykrolis’ incentive bonus plan at a target bonus level of 75% of base salary, in other employee benefits offered by Mykrolis, including equity incentive plans, and in any supplemental retirement plan offered by Mykrolis. He will also be entitled to receive a financial planning allowance. In the event of the termination of Mr. Argov’s employment under certain circumstances, he will be entitled to severance benefits that vary depending on the circumstances of the termination, including the severance benefits to which he is entitled in the event of a termination following a change of control (as defined in the agreement) as described above under the caption “Mykrolis Executive Termination Agreements.” If Mr. Argov is terminated by Mykrolis or a successor other than for cause, if he terminates his own employment for good reason or if Mykrolis or its successor elects not to extend the agreement for any of the otherwise automatic one-year extension periods, he will receive, in addition to all forms of compensation that he has accrued prior to termination, (i) payment of base salary commencing with the first regular payday in the seventh month following the date of termination for two years following the date of termination (or through the day immediately preceding the third anniversary of the effective date of the agreement if termination occurs prior to the first anniversary of the effective date of the agreement); (ii) the greater of the target bonus or the highest bonus paid to Mr. Argov during the three years prior to termination; (iii) continuation of health, dental and group life insurance coverage through the date Mr. Argov continues to receive his base salary following termination or the date he becomes eligible for such coverage with a different employer; (iv) immediate vesting of all outstanding unvested equity awards; and (v) reimbursement of up to $15,000 in outplacement services. Mr. Argov agreed to non-competition and non-solicitation covenants with Mykrolis for a period of two years following the termination of his employment. The employment agreement may be assigned by Mykrolis to the surviving corporation of a merger with Mykrolis.

Mykrolis Stock-Based Rights

Upon completion of the merger, each outstanding Mykrolis stock option, whether vested or unvested, will be converted into an option to purchase a number of shares of Entegris Delaware common stock equal to the number of shares of Mykrolis common stock that would have been obtained before the merger upon the exercise of the option, multiplied by the exchange ratio, and the exercise price of the converted option will be equal to the exercise price per share of the option before the conversion, divided by the exchange ratio. The conversion of “incentive stock options” will be effected in a manner that is consistent with Section 424(a) of the Internal Revenue Code of 1986.

Under certain of Mykrolis’ stock-based plans, upon a change of control of Mykrolis, unvested stock options or other stock-based awards will become fully vested and exercisable. The consummation of the transactions contemplated by the merger agreement will constitute a change of control under these Mykrolis stock-based plans, and Entegris Delaware is assuming all vested and unvested options and other stock-based awards that are outstanding at the effective time of the merger. As discussed above, Messrs. Pandraud, Loy, Walcott, Faulkner, Mackay, Mizuno and Kirlin have waived any such accelerated vesting of their options or other stock-based awards in connection with the consummation of the merger. Mr. Argov has also waived such accelerated vesting of options and other stock-based awards that would otherwise occur upon consummation of the merger under the Mykrolis plans. There are no unvested stock options to acquire shares of Mykrolis common stock or shares of restricted Mykrolis common stock held by other executive officers or directors of Mykrolis that will become vested or free of restrictions as a result of the merger. In addition, in the event that the merger occurs and Messrs. Argov, Pandraud, Loy, Walcott, Faulkner, Mackay, Mizuno and Kirlin are involuntarily terminated within the two-year period following the merger (and based on outstanding options and restricted stock awards as of June 27, 2005 and assuming the grant of the Entegris Delaware restricted stock awards provided for in the new employment letter agreements referred to above), an aggregate of 906,511 unvested stock options to acquire shares of Entegris Delaware’s common stock, with an average exercise price of $7.61 per share, would become fully vested and exercisable and an aggregate of 1,037,631 shares of restricted common stock of Entegris Delaware would become fully vested and free of restrictions. Alternatively, in the event that the merger does not occur and Messrs. Argov, Pandraud, Loy, Walcott, Faulkner, Mackay, Mizuno and Kirlin are involuntarily terminated within either the two-year period following Mykrolis stockholder approval of the merger or on or prior to the date the Mykrolis board determines in good faith that a change of control will not result from the merger agreement (and based on outstanding options and restricted stock awards as of June 27, 2005), an aggregate of 652,166 unvested stock options to acquire shares of Mykrolis common stock, with an average exercise price of $10.58 per share, would become fully vested and exercisable and an aggregate of 242,900 shares of restricted common stock of Mykrolis would become fully vested and free of restrictions.

Effective April 25, 2005, Mykrolis’ directors were each granted an annual stock option grant covering 8,000 shares of Mykrolis common stock at the closing price on the New York Stock Exchange on the date of grant. In addition, effective May 5, 2005, Mykrolis entered into a letter agreement with Robert E. Caldwell that provides that he will not serve as a director of Entegris Delaware upon the closing of the merger. In recognition of his service to the Mykrolis board of directors, the directors granted Mr. Caldwell a discretionary stock option grant for 21,866 shares of Mykrolis common stock effective on the termination of his service as a director upon the effectiveness of the merger. This discretionary option grant vests immediately upon completion of the merger and will be exercisable at the per share closing price of Mykrolis common stock on the New York Stock Exchange on the last trading date prior to the effective date of the merger. The discretionary option grant will not take effect in the event that the merger does not occur or that Mr. Caldwell becomes a director of Entegris Delaware pursuant to the merger.

Entegris Executive Officers

Each of James Dauwalter, Stan Geyer, Michael Wright, John Villas and Gregory Graves, current executive officers of Entegris, are parties to an Executive Employment Agreement with Entegris, substantially in the form of the Executive Employment Agreement filed with the Securities and Exchange Commission by Entegris as Exhibit 10.16 to its Annual Report on Form 10-K for the fiscal year ended August 31, 2002, and incorporated herein by reference. The Executive Employment Agreements provide for certain payments and benefits to the executives if they are involuntarily terminated or there occur certain adverse changes to their employment following a change of control of Entegris. The merger, including the reincorporation merger, does not constitute a change of control under the Executive Employment Agreements and, therefore, the payment and other provisions thereof will not be triggered in connection with the merger. In addition, pursuant to the terms of the governing plans and agreements relating thereto, the merger will not cause the acceleration of any outstanding but unvested options to purchase Entegris common stock or of any outstanding restricted stock awards, including those held by the executive officers.

At the time of the approval of the merger agreement, the board of directors of Entegris had not authorized any new agreements or arrangements in connection with the merger with the executive officers of Entegris. The board did receive a presentation by Mercer Human Resource Consulting, the compensation consultant to the Mykrolis board of directors. In this presentation, Mercer discussed the expected compensation actions Mykrolis contemplated taking with respect to its executive officers in connection with the merger, together with possible comparable compensation actions Entegris might consider taking in connection with the merger with respect to those Entegris executive officers expected to continue their executive positions with Entegris Delaware (comprising all of the executive officers other than James Dauwalter and Stan Geyer) and possible compensation arrangements of Entegris Delaware with Messrs. Dauwalter and Geyer.

It was the expectation of the Entegris board of directors at the time of its approval of the merger agreement, and it is the current expectation of both Entegris and Mykrolis, that, upon consummation of the merger, Entegris’ current executive officers who will be employed by Entegris Delaware will enter into change of control agreements with Entegris Delaware to replace their existing executive termination agreements with Entegris, some or all of the terms of which would be substantially the same as the new change of control agreements to be executed by Entegris Delaware and individuals who are currently Mykrolis officers upon consummation of the merger, as described above under the caption “New Employment Letter Agreements with Mykrolis Officers.” In addition, Dr. Kenneth Jennings, a human resources consultant to Entegris who is expected to serve as an executive officer of Entegris Delaware following the merger, is also expected to enter into such a change of control agreement with Entegris Delaware. The current Entegris executive officers expected to enter into new change of control agreements with Entegris Delaware are Michael Wright, John Goodman, John Villas and Greg Graves. As stated above, a “change of control” under such anticipated new change of control agreements will be defined to include the merger of Mykrolis with and into Entegris Delaware. Assuming these new change of control agreements are executed, if a change of control of Entegris Delaware occurred and resulted in an involuntary termination of a person party thereto within two years (which would include a discharge of the person and any resignation by the person following certain adverse changes to the terms or conditions of the person’s employment), giving rise to payments under these change of control agreements, then (based upon current salary and bonus information for the current Entegris executive officers and expected salary and bonus information for Dr. Jennings) an aggregate of approximately $4,908,768 in severance payments would be due to such officers and Dr. Jennings under the agreements if all of these persons are involuntarily terminated within such two-year period. Such officers and Dr. Jennings may also be entitled to tax gross-up payments. Whether tax gross-up payments would be due depends on application of the principles relating to Sections 4999 and 280G of the Internal Revenue Code of 1986 discussed above under the caption “Mykrolis Executive Termination Agreements.”

It is also expected that upon consummation of the merger, these same current executive officers of Entegris and Dr. Jennings will enter into employment letter agreements with Entegris Delaware, some or all of the terms of which would be substantially the same as the employment letter agreements between Mykrolis and current Mykrolis officers described above under the caption “New Employment Letter Agreements with Mykrolis Officers.” It is anticipated that each such current Entegris executive officer and Dr. Jennings would receive a base salary at least equal to his current base salary (or expected base salary, in the case of Dr. Jennings) and the same level of potential bonus payments as the Mykrolis officers. If so, assuming these executive officers and Dr. Jennings are paid both the planning bonuses and the integration bonuses contemplated under the letter agreements, these persons would receive bonus payments of approximately $491,000 (which amount includes the integration-planning bonuses discussed in the next paragraph) in the aggregate. Further, it is also expected that restricted stock awards in an aggregate amount of 525,000 shares of Entegris Delaware common stock will be made to Entegris executive officers and Dr. Jennings pursuant to these anticipated employment letter agreements. However, as of this date, such agreements are not in effect, except to the extent described in the next paragraph.

On May 12, 2005, Entegris distributed bonus letters to Messrs. Dauwalter, Wright, Villas, Goodman and Graves. The letters provide for an integration-planning bonus to be awarded to each recipient equal to 30% of each such recipient’s current annual base pay pro rated for the period March 1, 2005 through June 30, 2005. The payment of the integration-planning bonuses is subject to the terms of certain integration planning bonus guidelines. The integration-planning bonus will be paid to each participant who satisfies the terms of the integration bonus planning guidelines in a lump sum promptly following the effectiveness of the merger. Mr. Dauwalter’s integration-planning bonus would be equal to approximately $42,000. The integration-planning bonuses for Messrs. Wright, Villas, Goodman and Graves would be equal to approximately $95,000 in the aggregate. (Note that the estimate of $491,000 for bonus payments set forth in the preceding paragraph includes these integration-planning bonuses to Messrs. Wright, Villas, Goodman and Graves (as well as Mr. Jennings).)

Beginning in April 2005, the compensation committee of the Entegris board of directors commenced a process to research, discuss and determine appropriate severance, retention, integration bonus and other compensation to be paid to Messrs. Dauwalter and Geyer, the two current Entegris executive officers that are not expected to be employed as executive officers by Entegris Delaware following the merger. The compensation committee retained Hewitt Associates, LLC as its independent advisor to assist it in this process.

Following Hewitt Associates’ review of the past practices of Entegris regarding severance pay and benefits for departing senior-level executive officers, industry and general business practices with respect to severance for executive officers in change of control contexts, the importance of obtaining non-competition and non-solicitation obligations from Messrs. Geyer and Dauwalter given their ages and experience and stature in the industry, and the desire to obtain future services and goodwill from Messrs. Geyer and Dauwalter in non-executive capacities following the merger, Hewitt Associates recommended severance arrangements for Messrs. Geyer and Dauwalter following the merger.

On June 9, 2005, the compensation committee of Entegris met with representatives of Hewitt Associates to discuss the recommendations made by Hewitt Associates and to consider appropriate severance payments and benefits for Messrs. Geyer and Dauwalter. The committee considered the past practices of Entegris and its predecessor regarding severance arrangements for senior-level executive officers, the importance to Entegris of receiving long-term non-competition and related obligations from Messrs. Geyer and Dauwalter and continuing services from Messrs. Geyer and Dauwalter in non-executive capacities, the severance practices in the industry and general business severance practices following business combinations, as summarized for the committee by Hewitt Associates, and the recommendations of Hewitt Associates. The committee determined to recommend to the board of Entegris that, subject to Mr. Geyer’s and Mr. Dauwalter’s entering into agreements satisfactory to Entegris that would include long-term non-competition and related obligations and appropriate releases of Entegris from liability to them, Mr. Geyer and Mr. Dauwalter each be entitled to receive severance pay equal to two times their respective base pay and target bonus, acceleration of vesting of their outstanding unvested options and restricted stock, and a pro-rata portion of their respective bonuses for fiscal 2005 if the performance criteria for those bonuses are satisfied. The committee also confirmed that Mr. Geyer and Mr. Dauwalter would be entitled to participate in the Entegris retiree medical program until age 65 as early retirees of Entegris. The committee recommended that the severance payments of two times base pay and target bonus be paid in installments over a four-year period for Mr. Geyer and over a five-year period for Mr. Dauwalter and that the pro-rata bonus for fiscal 2005 be paid at the same time such bonuses are paid to executive officers of Entegris. The recommendations of the compensation committee were consistent with the recommendations of Hewitt Associates.

On June 10, 2005, the board of directors of Entegris approved the recommendations of the compensation committee, subject to entry into mutually satisfactory agreements with Messrs. Geyer and Dauwalter.

If agreements are entered into by Entegris with Messrs. Geyer and Dauwalter in accordance with the recommendations of the compensation committee approved by the board of directors of Entegris, the total severance payments to Mr. Geyer, including continuing benefits, would be approximately $1,510,000 (payable over four years), in addition to the fiscal 2005 bonus of approximately $311,000. The total severance payments to Mr. Dauwalter, including continuing benefits, would be approximately $1,860,000 (payable over five years), in addition to the fiscal 2005 bonus of approximately $384,000. Hewitt Associates has determined that, presuming that Mr. Geyer and Mr. Dauwalter continue as employees (in non-executive capacities) until after October 15, 2005, Entegris would have expense recognition for accounting purposes of $300,000 as a result of accelerated vesting of their options and $470,000 as a result of accelerated vesting of their restricted stock when they cease to be employees of Entegris.

The contemplated payments to Mr. Geyer and Mr. Dauwalter set forth above do not include payments that would be made to Mr. Geyer or Mr. Dauwalter for services rendered in non-executive capacities to Entegris following the merger, including Mr. Dauwalter’s services to Entegris as non-executive chairman of the board of directors. The board of directors of Entegris anticipates that those payment arrangements would be determined by the compensation committee or the chief executive officer of Entegris following the merger.

Indemnification; Directors and Officers Liability Insurance

The merger agreement provides that Entegris Delaware will provide certain indemnification and directors and officers liability insurance to its officers and directors and to current and former directors and officers of Entegris and Mykrolis, including indemnification and insurance for matters occurring at or before the effective time of the merger. See “The Merger Agreement—Officer and Director Indemnification and Insurance.”

Officer and Director Positions with Entegris Delaware

Certain directors and executive officers of each of Mykrolis and Entegris will serve as executive officers or directors of Entegris Delaware following the merger, except that no directors of Entegris will serve as executive officers of Entegris Delaware following the merger. For a discussion of the expected composition of the board of directors of Entegris Delaware and the identities of the individuals expected to serve as executive officers of Entegris Delaware following the merger, see “Board of Directors and Management of Entegris Delaware Following the Merger” beginning on page 99.

Ownership of Common Stock

As of the record date for the Entegris stockholder meeting, directors and executive officers of Entegris beneficially owned and were entitled to vote, or shared the right to vote, 18,725,419 shares of Entegris common stock, entitling them to exercise, or having the shared power to exercise, approximately 25.3% of the voting power of the Entegris common stock entitled to vote at the Entegris stockholder meeting.

As of the record date for the Mykrolis stockholder meeting, directors and executive officers of Mykrolis (excluding Mr. Zadel, who is not an executive officer of Mykrolis as of the record date) beneficially owned and were entitled to vote 295,201 shares of Mykrolis common stock, entitling them to exercise less than 1% of the voting power of the Mykrolis common stock entitled to vote at the Mykrolis stockholder meeting.

Accounting Treatment

The merger will be accounted for as a business combination using the “purchase” method of accounting. Entegris will be the acquirer for financial accounting purposes.

Regulatory Matters

Under the HSR Act, Entegris and Mykrolis were required to give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and to wait until the expiration or termination of the specified waiting period before they can complete the merger. On April 7, 2005, Entegris and Mykrolis submitted the required regulatory filings to the Federal Trade Commission and the

Antitrust Division. On April 21, 2005, the Federal Trade Commission granted early termination of the HSR waiting period. In addition, the merger is subject to state antitrust laws and could be the subject of challenges by state attorneys general under those laws, or by private parties under federal or state antitrust laws.

Neither Entegris nor Mykrolis is aware of any foreign governmental approvals or actions that are required for completion of the merger. Nonetheless, in connection with the merger, the laws of a number of foreign countries and jurisdictions in which Entegris and/or Mykrolis conducts their business may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in those countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on Entegris Delaware’s operations conducted in those countries and jurisdictions as a result of the merger. If those approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event that a filing or application is made for the requisite foreign approvals or consents, the parties cannot assure you when, if ever, those approvals or consents will be granted.

Dissenters’ Appraisal Rights of Entegris Stockholders

Entegris stockholders are not entitled to any dissenters’ appraisal rights in connection with the reincorporation merger or the merger under Minnesota law or, after they become stockholders of Entegris Delaware upon the reincorporation, under Delaware law. Under Minnesota law, dissenters’ appraisal rights are not available to stockholders of a Minnesota corporation with respect to a merger to which the Minnesota corporation is a party (the reincorporation merger) if its shares are either listed on a national securities exchange or The NASDAQ National Market and such stockholders are required to receive only shares of the surviving corporation or shares of any other corporation which are listed on a national securities exchange or The NASDAQ National Market, cash in lieu of fractional shares, or a combination of the foregoing. The Entegris stockholders are not entitled to appraisal rights in connection with the merger because they will not be stockholders of Entegris Delaware on the record date for the special meeting of Entegris Delaware stockholders relating to the merger.

Dissenters’ Appraisal Rights of Mykrolis Stockholders

Under Delaware law, dissenters’ appraisal rights are not available with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or The NASDAQ National Market or held of record by more than 2,000 stockholders if such stockholders are required to receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or The NASDAQ National Market or held of record by more than 2,000 holders, cash in lieu of fractional shares, or a combination of the foregoing. Therefore, stockholders of Mykrolis will not be able to exercise any dissenters’ appraisal rights in connection with the merger.

Delisting and Deregistration of Mykrolis Common Stock

If the merger is completed, Mykrolis common stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934. The stockholders of Mykrolis will become stockholders of Entegris Delaware and their rights as stockholders will be governed by applicable Delaware law and by Entegris Delaware’s certificate of incorporation and bylaws. See “Comparison of Rights of Stockholders” beginning on page 120.

Federal Securities Laws Consequences; Resale Restrictions

All shares of Entegris Delaware common stock that will be distributed to Mykrolis stockholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of Mykrolis and except that the resale restrictions may be imposed by securities laws in non-U.S. jurisdictions insofar as subsequent trades are made within these jurisdictions. Persons who are deemed to be affiliates of Mykrolis may resell Entegris Delaware common stock received by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Mykrolis generally include executive officers, directors and holders of more than 10% of the outstanding shares of Mykrolis. The merger agreement requires Mykrolis to cause each of its directors and executive officers who Mykrolis believes may be deemed to be affiliates of Mykrolis to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the shares of Entegris Delaware common stock issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act of 1933, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act of 1933.

This joint proxy statement/prospectus does not cover any resales of the shares of Entegris Delaware common stock to be received by Mykrolis stockholders in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Fiscal Year of Entegris Delaware

We expect that Entegris Delaware will, at or before the effective time of the reincorporation merger, adopt a fiscal year that ends on December 31. This would result in Entegris Delaware finishing fiscal year 2005 in August 2005 pursuant to Entegris’ fiscal calendar, operating under an interim “transition” period thereafter until December 31, 2005 and then starting a calendar fiscal year in January 2006.

The Reincorporation Proposal

At Entegris’ special meeting, Entegris’ stockholders will be asked to consider and vote upon a proposal to approve and adopt the reincorporation merger agreement attached hereto as Annex B and the reincorporation merger contemplated by that agreement whereby Entegris would reincorporate from a Minnesota corporation to a Delaware corporation, including approval of the proposed certificate of incorporation and bylaws of Entegris Delaware attached as Annex C-1 and Annex D hereto, respectively, provided that if the classified board proposal (proposal 3 to be presented at the Entegris stockholder meeting) is not approved, the certificate of incorporation of Entegris Delaware would read as set forth on Annex C-2 hereto and the bylaws of Entegris Delaware set forth on Annex D would be revised by the Entegris Delaware board to remove the classified board provisions and to include provisions substantially similar to Article IX set forth in Annex C-2.

The reincorporation would be effected by merging Entegris with and into its wholly owned subsidiary, Eagle DE, Inc., a Delaware corporation and referred to herein as Entegris Delaware, with Entegris Delaware being the surviving corporation and renamed Entegris, Inc. Entegris Delaware was incorporated in Delaware in March 2005 specifically for purposes of the reincorporation and has conducted no business and has no material assets or liabilities, in each case other than as related to the merger agreement and the reincorporation merger agreement.

On the effective date of the reincorporation, Entegris Delaware will succeed to all of the assets, liabilities and business of Entegris and will possess all of the rights and powers of Entegris. Immediately following the reincorporation, Mykrolis will merge with and into Entegris Delaware pursuant to the merger agreement.

Reasons for the Reincorporation

During the negotiation of the merger agreement, Mykrolis asked Entegris to agree to reincorporate in Delaware and that the reincorporation be made a condition to completion of the merger. Mykrolis is a Delaware corporation and desires that the combined company be a Delaware corporation. As part of the negotiations, the Entegris board of directors agreed to Mykrolis’ request. As a result, the merger agreement provides that completion of the merger is conditioned on approval by Entegris stockholders of the reincorporation proposal and completion of the reincorporation.

Many major corporations have chosen Delaware for their domicile or have subsequently reincorporated in Delaware. Because of Delaware’s significance as the state of incorporation for many major corporations, the Delaware judiciary has become particularly familiar with matters of corporate law, and a substantial body of court decisions has developed construing Delaware’s corporation laws. Consequently, Delaware corporate law has been, and is likely to continue to be, interpreted and explained in a number of significant court decisions, a circumstance which may provide greater predictability with respect to the combined company’s legal affairs.

The merger agreement provides that the reincorporation will not be effected unless all conditions of the merger have been satisfied or waived, and Entegris Delaware and Mykrolis are prepared to consummate the merger immediately after the effective time of the reincorporation merger.

Certain Consequences of the Reincorporation

At the effective time of the reincorporation merger, the separate corporate existence of Entegris will cease, and stockholders of Entegris, which is a Minnesota corporation, will become stockholders of Entegris Delaware. Entegris Delaware will continue to operate Entegris’ business under the name Entegris, Inc. and, upon completion of the merger, will operate the combined company’s business.

The rights of Entegris Delaware stockholders will be governed by Delaware law and Entegris Delaware’s certificate of incorporation and bylaws. For a description of those rights and how they differ from the rights of Entegris stockholders under Minnesota law and Entegris’ current articles of incorporation and bylaws, see “Comparison of Rights of Stockholders” beginning on page 120. To obtain a copy of Entegris’ current articles of incorporation and bylaws, please refer to Exhibits 3.3 and 3.4 of the Form S-4 registration statement of which this joint proxy statement/prospectus is a part and which has been filed with the Securities and Exchange Commission. See “Where You Can Find More Information” beginning on page 149.

If the proposal relating to a classified board is approved by Entegris stockholders, Entegris Delaware will have a classified board of directors. For a description of the classified board proposal and the effects a classified board will have on Entegris Delaware and its stockholders, see “The Classified Board Proposal” beginning on page 76 and “Comparison of Rights of Stockholders” beginning on page 120.

As a result of the reincorporation, (i) each outstanding share of Entegris common stock will automatically be converted without any action by the holder into one share of common stock of Entegris Delaware and (ii) each outstanding option to purchase shares of Entegris common stock and each restricted stock unit that may be surrendered for Entegris common stock that has been granted under any employee stock option or compensation plan of, or other arrangement with, Entegris shall become an option or restricted stock unit, as the case may be, for the same number of shares of Entegris Delaware common stock for which, immediately prior to the effective time of the reincorporation merger, it was exercisable or could be surrendered, subject to the same vesting schedule, forfeiture provisions and exercise price, as applicable, in effect immediately before the effective time of the reincorporation merger. Restricted stock of Entegris that is converted into restricted stock of Entegris Delaware as a result of the reincorporation merger shall be subject to the same vesting schedule and forfeiture provisions, as applicable, in effect immediately before the effective time of the reincorporation merger.

Upon consummation of the reincorporation, certificates representing shares of Entegris common stock will be deemed to represent the same number of shares of Entegris Delaware common stock as reflected on such certificates immediately before the reincorporation.

Entegris common stock is listed for trading on The NASDAQ National Market. We intend to apply to have the Entegris Delaware common stock listed for trading on The NASDAQ National Market effective as of the time of the completion of the reincorporation under the same symbol, “ENTG,” as the shares of Entegris common stock are currently traded. The listing of Entegris Delaware common stock on The NASDAQ National Market is a condition to the completion of both the reincorporation merger and the merger.

The consummation of the reincorporation is conditioned on approval of the merger, and consummation of the merger is conditioned on completion of the reincorporation. In addition, if the merger is not going to be consummated for any reason, the reincorporation will not be effected, even if Entegris stockholders have approved both the merger and the reincorporation.

The Entegris board of directors unanimously recommends that Entegris stockholders vote “FOR” the reincorporation proposal. In considering this recommendation of Entegris’ board of directors, stockholders should be aware that certain directors and officers of Entegris may have interests in the merger that are different from, or in addition to, their interests as Entegris stockholders generally. See “Interests of Certain Persons in the Merger” beginning on page 62.

The Classified Board Proposal

Proposal 3 to be presented at the Entegris special meeting asks Entegris stockholders to approve a classified board for Entegris Delaware as provided in Article IX of the proposed certificate of incorporation of Entegris Delaware attached as Annex C-1 to this joint proxy statement/prospectus (the “classified board article”). The classified board article (i) provides for a board of directors divided into three classes of directors serving staggered three–year terms, (ii) prohibits the removal of directors for reasons other than cause, and (iii) requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of Entegris Delaware entitled to vote generally in the election of directors to remove a director with cause or to amend or repeal, or adopt any provisions inconsistent with the purpose or intent of, the classified board article.

Under the classified board article, approximately one–third of the board of directors of Entegris Delaware would be elected each year starting with the first annual meeting of Entegris Delaware. Pursuant to the merger agreement, the Entegris Delaware board of directors will initially consist of ten directors, with an eleventh director expected to be named shortly after the merger is completed. See “Board of Directors and Management of Entegris Delaware Following the Merger.” As explained in “Board of Directors and Management of Entegris Delaware Following the Merger,” the three directors constituting the Class I directors would serve for a one–year term expiring at the first annual meeting; the four directors constituting the Class II directors would serve for a two–year term expiring at the second annual meeting; and the three directors constituting the Class III directors would serve for a three-year term expiring at the third annual meeting. If an eleventh director is appointed as expected, the nominating and governance committee of the Entegris Delaware board will recommend to the board of directors the class to which such eleventh director should be assigned. At each annual meeting starting with the first annual meeting, directors would be elected to succeed those whose terms expire, with each newly elected director to serve for a three-year term.

The foregoing description of the classified board article is not intended to be complete and is qualified in its entirety by reference to the complete text of the classified board article.

Reasons for and Effects of the Classified Board Proposal

Mykrolis currently has a classified board under provisions of its certificate of incorporation and bylaws which are substantially similar to the classified board article, and Mykrolis desires to retain such provisions of its corporate governance structure in the combined company. As part of the negotiation of the merger agreement, Entegris agreed to include the classified board article in the Entegris Delaware certificate of incorporation and bylaws, subject to the approval of its stockholders, if required, so long as approval of the proposal by the Entegris stockholders was not made a condition to the completion of the merger. As a result, the merger agreement provides that neither the merger nor the reincorporation merger is conditioned on the approval by Entegris stockholders of the classified board proposal. The classified board proposal, however, is conditioned on the consummation of the merger and the reincorporation merger. If the classified board proposal is not approved and the merger occurs, Entegris Delaware’s certificate of incorporation will read as set forth in Annex C-2 to this joint proxy statement/prospectus and the bylaws of Entegris Delaware set forth in Annex D will be amended by Entegris Delaware’s board to remove the classified board provisions and to include provisions substantially similar to Article IX of Annex C-2.

The boards of directors of Entegris and Mykrolis believe that the classified board article may be advantageous to Entegris Delaware for several reasons. First, the classified board article may enhance continuity and stability in the policies formulated by the Entegris Delaware board because directors would serve three-year rather than one-year terms. Establishing three-year terms may also increase Entegris Delaware’s ability to attract and retain desirable directors. In addition, a classified board may decrease the likelihood that a proposal to acquire Entegris Delaware would succeed that the then existing board of Entegris Delaware believed would prevent stockholders of Entegris Delaware from receiving the full value of their investments.

The classified board proposal, however, may discourage individuals or entities from purchasing shares of Entegris Delaware’s common stock in order to obtain actual control of Entegris Delaware by electing their own slate of directors or to achieve some other goal, such as the repurchase of their shares at a premium or a restructuring of Entegris Delaware, by threatening to obtain such control. It may have such effect because the provisions of the classified board article could delay the purchaser’s ability to obtain control of the Entegris Delaware board in a relatively short period of time. The delay may arise because under the classified board proposal, it will generally take a purchaser (or any other individual or entity) two annual meetings (as contrasted with a single meeting under the certificate of incorporation and bylaws of Entegris Delaware that will be in effect if the classified board proposal is not approved) to elect a majority of the board unless directors have been removed from office during their terms, regardless of whether such purchaser acquires a majority of the common stock. Further, removal without cause of a director whose term has not expired would be prohibited, and removal with cause would require the affirmative vote of holders of at least 75% of the shares of capital stock of Entegris Delaware issued and outstanding and entitled to vote generally in the election of directors.

For the same reasons, the adoption of the classified board proposal may also deter certain mergers, tender offers, proxy contests or other future takeover attempts which holders of some or a majority of the common stock of Entegris Delaware may deem to be in their best interests. The classified board proposal would delay stockholders who are not in agreement with the policies of the Entegris Delaware board of directors or who desire that Entegris Delaware effect a merger or other business combination, including a merger with a substantial stockholder, from electing or removing a majority of the board for two years unless they could attain the requisite 75% vote and cause for removal of a majority of the board existed. The classified board proposal applies to every election of directors, whether or not a change in substantial ownership of Entegris Delaware is contemplated or shall have occurred. The combination of increasing the terms of directors to three years, prohibiting removal for reasons other than cause, and increasing the percentage voting requirement necessary to remove directors for cause may render more difficult the removal for up to three years of any individual director that management, a majority of the board of directors or a majority of the stockholders believe should be removed, whether or not a change of substantial ownership of Entegris Delaware is contemplated or shall have occurred.

The boards of each of Entegris and Mykrolis have no knowledge of any present effort to change the expected composition of the Entegris Delaware board of directors as of the time of the merger, to gain control of Entegris Delaware after the merger, or to organize a proxy contest with respect to Entegris Delaware. Moreover, there has been no problem in the past or at the present time with board continuity or stability at Entegris or Mykrolis.

Neither the board of directors of Mykrolis nor the board of directors of Entegris presently has any reason to believe that the Entegris Delaware board will adopt, or recommend to the stockholders of Entegris Delaware for their adoption, any further amendments to Entegris Delaware’s certificate of incorporation or bylaws following the adoption of the certificate of incorporation set forth in Annex C-1 and the bylaws set forth in Annex D that would affect the ability of third parties to take over or change control of Entegris Delaware. For a description of the stockholder rights plan expected to be adopted by Entegris Delaware and its possible anti-takeover effects and a description of possible anti-takeover effects of provisions of Delaware law and the certificate of incorporation and bylaws of Entegris Delaware set forth as Annexes to this joint proxy statement/prospectus other than the classified board proposal, see “Description of Entegris Delaware’s Capital Stock—Stockholder Rights Plan; —Anti-Takeover Effects of Provisions of Entegris Delaware’s Certificate of Incorporation, Bylaws, Stockholder Rights Plan and Delaware Law” beginning on page 117.

The Entegris board of directors unanimously recommends that Entegris stockholders vote “FOR” the classified board proposal.

Non-Disclosure Agreements

In connection with their entering into discussions relating to the proposed merger, each of Entegris and Mykrolis executed a non-disclosure agreement in favor of the other party dated as of January 21, 2005. In the agreements, each party agreed to keep confidential their discussions concerning the proposed merger absent consent of the other party to disclosure of such discussions. The agreements also require each party to keep confidential all non-public information provided to it by the other party and not to use any such non-public information for any purpose other than evaluating the proposed transaction. Each party further agreed that for a period of two years from the date of the agreement, it would not, without the consent of the other party’s board of directors, engage in or attempt to engage in certain transactions relating to obtaining securities, assets or control of the other party, enter into discussions, negotiations, understandings or arrangements with third parties relating to any such transactions, or disclose any intention, plan or arrangement inconsistent with these prohibitions. The agreements also prohibit each party from hiring or soliciting (with certain exceptions) “senior employees” (as that term is defined in the agreements) of the other for 18 months from the date of the agreements.

Material Contacts Between Entegris and Mykrolis

Mykrolis has been a customer of Entegris since 1984. Entegris manufactures and assembles certain filter components and housings for Mykrolis. Entegris’ sales to Mykrolis during Entegris’ fiscal years 2002, 2003 and 2004 and the first six months of Entegris’ fiscal year 2005 amounted to $2.7 million, $4.7 million, $5.2 million and $2.5 million, respectively.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences

The discussion below summarizes the material United States federal income tax consequences of the reincorporation merger and the merger (together, the “mergers”) that are generally applicable to common stockholders of Entegris and Mykrolis who are “United States persons,” as defined for United States federal income tax purposes, and who hold their common stock in Entegris or Mykrolis, as applicable, as a capital asset. For United States federal income tax purposes, a “United States person” is:

•	a United States citizen or resident alien as determined under the Internal Revenue Code of 1986;

•	a corporation (as defined by the Internal Revenue Code of 1986) that is organized under the laws of the United States, any state or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its substantial decisions.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of Entegris or Mykrolis common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of shares of Entegris or Mykrolis common stock that are partnerships and partners in these partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of shares of Entegris or Mykrolis common stock in the reincorporation merger or the merger.

The discussion below is based on current provisions of the Internal Revenue Code of 1986, currently applicable United States Treasury regulations promulgated thereunder, and judicial and administrative decisions and rulings.

No ruling from the Internal Revenue Service has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and such changes or interpretations could be retroactive and could affect the tax consequences of the mergers to Entegris, Mykrolis and their stockholders.

The discussion below does not purport to deal with all aspects of federal income taxation that may affect particular stockholders in light of their individual circumstances or that may affect stockholders subject to special treatment under federal income tax law. Stockholders subject to special treatment include insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign individuals and entities, stockholders who hold their stock as part of a hedge, wash sale, appreciated financial position, straddle, conversion or other risk reduction transaction, and stockholders who have acquired their stock upon exercise of employee options or otherwise as compensation. In addition, the discussion below does not consider the effect of any applicable state, local or foreign tax laws.

You are urged to consult with your tax advisor as to the tax consequences of the mergers to you in light of your particular circumstances, including the applicability and effect of any state, local or foreign tax laws.

Under Section 368(a) of the Internal Revenue Code of 1986, a “reorganization” is defined to include (among other things) a mere change in identity, form, or place of organization of one corporation, however effected; and a statutory merger or consolidation. The reincorporation merger will qualify as such a mere change in identity, form, or place of organization of Entegris. The merger of Mykrolis with and into Entegris Delaware will be such a statutory merger.

Faegre & Benson LLP, counsel to Entegris, has delivered an opinion to Entegris, dated the date the Form S-4 registration statement of which this joint proxy statement/prospectus is a part was declared effective by the Securities and Exchange Commission, to the effect that each of the reincorporation merger and the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Ropes & Gray LLP, counsel to Mykrolis, has delivered an opinion to Mykrolis, dated the date the Form S-4 registration statement of which this joint proxy statement/prospectus is a part was declared effective by the Securities and Exchange Commission, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. It is a condition to the closing of the mergers that similar opinions be given by Faegre & Benson LLP and Ropes & Gray LLP to Entegris and Mykrolis, respectively, effective as of the closing date of the merger. Such opinions will be based on representation letters executed by officers of Entegris and Mykrolis containing representations regarding past, current and future matters that are customary for transactions of this nature. If any of the representations is inaccurate or incorrect, the conclusions stated in the opinions could be affected. The opinions will not be binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will not take a contrary view.

The following are the material United States federal income tax consequences that will generally result to Entegris, Entegris Delaware, Mykrolis, holders of Entegris common stock and holders of Mykrolis common stock if the mergers are treated as reorganizations described in Section 368(a) of the Internal Revenue Code of 1986:

•	A holder of Entegris common stock will not recognize any gain or loss upon the receipt of Entegris Delaware stock in exchange for Entegris common stock in the reincorporation merger.

•	An Entegris stockholder’s aggregate tax basis in the Entegris Delaware common stock received in the reincorporation merger in exchange for such stockholder’s Entegris common stock will be the same as the aggregate basis of the Entegris common stock surrendered in the exchange.

•	An Entegris stockholder’s holding period for the Entegris Delaware common stock received in the reincorporation merger in exchange for such stockholder’s Entegris common stock will include the holding period for the Entegris common stock surrendered in the exchange.

•	A holder of Mykrolis common stock will not recognize any gain or loss upon the receipt of Entegris Delaware common stock in exchange for Mykrolis common stock in the merger, except to the extent of cash received in lieu of fractional shares.

•	Cash received by a holder of Mykrolis common stock in lieu of a fractional share will generally be treated as received in exchange for such fractional share and will result in capital gain (or loss) to such holder measured by the difference between the cash payment received and the portion of the tax basis in the shares of Mykrolis common stock surrendered that is allocable to the fractional share. Any such gain (or loss) will generally be long-term capital gain (or loss) if the Mykrolis common stock has been held for more than one year at the effective time of the merger.

•	A Mykrolis stockholder’s aggregate tax basis in the Entegris Delaware common stock received in the merger in exchange for such stockholder’s Mykrolis common stock will be the same as the aggregate basis of the Mykrolis common stock surrendered in the exchange, reduced by any amount of tax basis allocable to a fractional share of Mykrolis common stock for which cash is received.

•	A Mykrolis stockholder’s holding period for the Entegris Delaware common stock received in the merger in exchange for such stockholder’s Mykrolis common stock will include the holding period for the Mykrolis common stock surrendered in the exchange.

•	None of Entegris, Entegris Delaware or Mykrolis will recognize any gain or loss as a result of the merger or the reincorporation merger.

If the Internal Revenue Service were to successfully challenge the “reorganization” status of the reincorporation merger or the merger, a holder of Entegris common stock (in the case of a successful challenge of the “reorganization” status of the reincorporation merger) or Mykrolis common stock (in the case of a successful challenge of the “reorganization” status of the merger) would recognize gain or loss with respect to such stockholder’s shares of common stock surrendered in the reincorporation merger or merger, as applicable. The gain or loss would be equal to the difference between (i) the fair market value of the Entegris Delaware common stock received in the reincorporation merger or merger, as applicable, and (ii) the stockholder’s adjusted tax basis in the Entegris common stock surrendered in the reincorporation merger or the holder’s adjusted tax basis in the Mykrolis common stock surrendered in the merger, as applicable. Such stockholder’s total tax basis in the Entegris Delaware common stock received would equal its fair market value and such stockholder’s holding period for the stock would begin the day after the reincorporation merger or merger, as applicable.

Each Mykrolis stockholder who receives shares of Entegris Delaware common stock in the merger is required to file a statement with his, her or its federal income tax return setting forth the stockholder’s basis in the shares of Mykrolis common stock surrendered, the fair market value of Entegris Delaware common shares received in the merger, and the proceeds from the cash in lieu of fractional shares received in the merger, and is required to retain permanent records of these facts. Each Entegris stockholder who receives shares of Entegris Delaware common stock in the reincorporation merger is required to retain permanent records of the stockholder’s basis in the shares of Entegris common stock surrendered and the fair market value of the Entegris Delaware common shares received in the reincorporation merger.

Backup withholding at 28% may apply with respect to certain payments, including cash received for fractional shares, unless a Mykrolis stockholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and that such stockholder is a United States person (including a United States resident alien) and otherwise complies with applicable requirements of the backup withholding rules. A Mykrolis stockholder who does not provide Entegris (or the exchange agent) with its correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s United States federal income tax liability, provided that the stockholder furnishes certain information to the Internal Revenue Service.

THE MERGER AGREEMENT

General

The following summary of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. We urge you to read carefully this entire document, including the annexes and other documents to which we have referred you. See “Where You Can Find More Information” beginning on page 149.

The Reincorporation Merger; The Merger; Filing of Certificate of Merger

Prior to the consummation of the merger, Entegris will first effect a reincorporation from a Minnesota corporation to a Delaware corporation through a merger of Entegris with and into Entegris Delaware, a direct wholly owned subsidiary of Entegris. The reincorporation merger will be effected pursuant to the reincorporation merger agreement between Entegris and Entegris Delaware, which is attached as Annex B to this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to the reincorporation merger agreement are qualified in their entirety by reference to the complete text of the reincorporation merger agreement. As a result of the reincorporation merger of Entegris with and into Entegris Delaware, Entegris will cease to exist and Entegris Delaware will continue as the surviving corporation of the reincorporation merger.

Entegris, Entegris Delaware and Mykrolis have agreed that the reincorporation merger is being consummated only to facilitate the completion of the merger. The reincorporation merger will not occur unless all conditions to the merger have been satisfied or waived and Entegris Delaware and Mykrolis are prepared to complete the merger immediately after the effective time of the reincorporation merger.

Immediately following the reincorporation merger and subject to the terms and conditions of the merger agreement, Mykrolis will merge with and into Entegris Delaware, which will be the surviving corporation in the merger. The combined company will be a Delaware corporation named Entegris, Inc. As a result of the merger of Mykrolis with and into Entegris Delaware, Mykrolis will cease to exist and Entegris Delaware (thereafter known as Entegris, Inc.) will continue as a public company that holds and conducts the combined business of Mykrolis and Entegris and their subsidiaries.

The certificate of merger relating to the merger will be filed immediately following the effective time of the reincorporation merger and as soon as practicable, but no more than three business days following the later of the receipt of the necessary approval of the stockholders of Entegris and Mykrolis and the date on which all of the conditions to the merger have been satisfied or waived (other than the conditions relating to the provision by the parties of officer’s certificates as to the accuracy of such party’s representations and warranties, the performance of such party’s obligations, and the lack of a material adverse change relating to such party and relating to the delivery of legal opinions relating to the tax treatment of the merger, so long as these conditions are satisfied or waived at the closing), unless the parties agree on another date.

The effective time of the merger will be the time Entegris Delaware and Mykrolis file the certificate of merger or at such later date or time as Entegris Delaware and Mykrolis agree and specify in the certificate of merger.

Merger Consideration

At the effective time of the reincorporation merger, each issued and outstanding share of Entegris common stock will be automatically converted, without further action by any Entegris stockholder, into one fully paid and nonassessable share of Entegris Delaware common stock, and each share of Entegris Delaware common stock owned by Entegris immediately prior to the effective time of the reincorporation merger will be canceled.

At the effective time of the merger, each issued and outstanding share of Mykrolis common stock (other than any such common stock held by Entegris Delaware) will be converted into the right to receive 1.39 fully paid and nonassessable shares of Entegris Delaware common stock. Each issued and outstanding share of Entegris Delaware common stock before the effective time of the merger will remain outstanding.

No fractional shares of Entegris Delaware common stock will be issued in the merger. All fractional shares of Entegris Delaware common stock to which a holder of Mykrolis common stock would otherwise be entitled at the effective time of the merger will aggregated. Any fractional shares resulting from this aggregation will be paid in cash in an amount equal to that fraction of the per-share closing sale price of Entegris common stock (as predecessor to Entegris Delaware common stock) on The NASDAQ National Market on the trading day immediately preceding the effective time of the merger. No interest will be paid or accrued on any cash payable for fractional shares.

The merger consideration will be appropriately adjusted to reflect any stock split, stock dividend, recapitalization, reorganization, reclassification, exchange, subdivision, combination of, or other similar change in Entegris common stock, Entegris Delaware common stock or Mykrolis common stock after the date of the merger agreement and prior to the effective time of the merger.

Exchange of Shares

At or immediately following the effective time of the merger, Entegris Delaware will deposit with the exchange agent, for the benefit of the holders of Mykrolis common stock, all certificates representing shares of Entegris Delaware common stock issuable in the merger in exchange for outstanding shares of Mykrolis common stock and will agree in writing with the exchange agent to deposit with the exchange agent as needed such amount of cash as is sufficient to pay for fractional shares. Entegris Delaware will provide additional amounts of cash, if any, needed from time to time by the exchange agent to pay, without interest, cash in lieu of fractional shares.

After the effective time of the merger, no further registrations of transfers on the stock transfer books of Entegris Delaware or Mykrolis of the shares of Mykrolis common stock will be made. If, after the effective time of the merger, Mykrolis stock certificates are presented to Entegris Delaware or the exchange agent for any reason, they will be canceled and exchanged as described in this section, except as otherwise provided by law.

As soon as practicable after the effective time of the merger, the exchange agent will mail to each record holder of a Mykrolis stock certificate whose shares of Mykrolis common stock were converted into the right to receive the merger consideration, a letter of transmittal and instructions explaining how to surrender Mykrolis stock certificates in exchange for the merger consideration.

After the effective time of the merger, upon surrender of a Mykrolis stock certificate to the exchange agent, together with the letter of transmittal, duly executed, and other documents as may reasonably be required by the exchange agent, the holder of the Mykrolis stock certificate will be entitled to receive (i) one or more certificates requested by the holder representing the number of whole shares of Entegris Delaware common stock to which the holder is entitled pursuant to the merger agreement; and (ii) as to any fractional share, a check representing the cash consideration to which the holder is entitled under the merger agreement, and the Mykrolis stock certificate so surrendered will be cancelled.

Mykrolis stockholders desiring to receive payment upon the surrender of Mykrolis stock certificates registered in the name of another person will receive payment if the stock certificates have been properly endorsed or are otherwise in proper form for transfer and the stockholders:

•	pay any transfer or other taxes required because the payment is made to a person other than the registered holder of the Mykrolis stock certificate; or

•	establish to the satisfaction of the exchange agent that any transfer or other taxes described above have been paid or are not applicable.

In the case of any lost, stolen or destroyed Mykrolis stock certificates, the holder thereof may be required, as a condition precedent to the delivery to the holder of the merger consideration, to deliver to Entegris Delaware a written indemnity agreement in form and substance reasonably acceptable to Entegris Delaware and, if reasonably deemed advisable by Entegris Delaware, a bond in such reasonable sum as Entegris Delaware may direct as indemnity against any claim with respect to the certificate alleged to have been lost, stolen or destroyed.

Mykrolis stock certificates should not be returned with the enclosed proxy card(s). Mykrolis stock certificates should only be returned with a validly executed transmittal letter and accompanying instructions that will be provided to Mykrolis stockholders following the effective time of the merger.

Certain Post-Merger Governance Matters; Directors and Officers; Headquarters

Entegris and Mykrolis have agreed to take all actions necessary so that at the effective time of the merger:

•	the certificate of incorporation and bylaws of Entegris Delaware will be in the forms agreed upon pursuant to the merger agreement (or such other form as may be agreed to by the parties), subject to the receipt of the requisite approval of the Entegris stockholders at the Entegris special meeting;

•	the Entegris Delaware board of directors will initially consist of ten directors, five of whom initially will be then-existing Entegris directors designated by Entegris and five of whom initially will be then-existing Mykrolis directors designated by Mykrolis, except that following a recommendation by the chief executive officer of Entegris Delaware and the chairman of Entegris Delaware, but through nomination by the nominating and governance committee of the Entegris Delaware board of directors, and approval by the Entegris Delaware board of directors, one additional director will be added to the board of directors;

•	the Entegris Delaware board of directors will have standing audit, nominating and governance and compensation committees, each comprised of an equal number of directors designated by Entegris and by Mykrolis;

•	the chairman of the board of Entegris Delaware will be James E. Dauwalter; and

•	the chief executive officer of Entegris Delaware will be Gideon Argov.

For more information about the post-merger governance of Entegris Delaware, including the identity of the persons expected to serve as directors and as senior executive officers of Entegris Delaware, see “Board of Directors and Management of Entegris Delaware Following the Merger” beginning on page 99. For more information about the proposed certificate of incorporation and bylaws of Entegris Delaware, including the proposal to institute a classified board, see “The Classified Board Proposal” beginning on page 76, “Description of Entegris Delaware’s Capital Stock” beginning on page 116 and “Comparison of Rights of Stockholders” beginning on page 120. Approval of the classified board proposal is not required to consummate the merger or the reincorporation merger. See page 30.

Entegris, Entegris Delaware and Mykrolis have also agreed that Entegris Delaware’s headquarters will be located in Chaska, Minnesota immediately after the effective time of the merger and that Entegris Delaware will perpetuate charitable giving following the effective time of the merger as approved from time to time by the Entegris Delaware board of directors.

Representations and Warranties

The merger agreement contains representations and warranties made by Mykrolis to Entegris and Entegris Delaware and by Entegris and Entegris Delaware to Mykrolis, respectively. Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means with respect to Mykrolis or Entegris, as the case may be:

1. any change or effect, individually or in the aggregate, that has or is reasonably likely to have a material adverse effect on the business, operations, results of operations, properties or financial condition of the party and its subsidiaries taken as a whole, other than changes or effects:

•	caused by changes in general economic or securities markets conditions;

•	that affect the business in which such party and its subsidiaries operate in general and which do not have a materially disproportionate effect on such party and its subsidiaries;

•	resulting from acts of terrorism or war (whether or not declared);

•	resulting from the announcement or proposed consummation of the merger agreement and the transactions contemplated by the merger agreement;

•	resulting from compliance with the terms and conditions of the merger agreement; or

•	in the market price or trading volume of the party’s common stock;

or

2. a material impairment on the ability of the party and its subsidiaries to consummate the transactions contemplated by the merger agreement.

The representations and warranties in the merger agreement relate to, among other things:

•	corporate organization and standing, the corporate power to carry on the representing party’s business and qualification to do business of the party and its respective subsidiaries;

•	ownership of subsidiaries;

•	capitalization;

•	corporate power and authority to enter into the merger agreement and due execution, delivery and enforceability of the merger agreement (and, in the case of Entegris and Entegris Delaware, the reincorporation merger agreement);

•	board of director approval of the merger agreement and the transactions contemplated by the merger agreement (and, in the case of Entegris and Entegris Delaware, the reincorporation merger agreement and the transactions contemplated thereby) and the approvals required by the representing party’s stockholders;

•	absence of stockholders’ dissenters’ rights;

•	absence of conflicts with charter documents, absence of material breaches of contracts and agreements, absence of material liens upon assets and absence of violations of applicable law, in each case resulting from the execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement;

•	absence of required governmental consents in connection with execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement other than certain governmental filings specified in the merger agreement;

•	timely filing of required documents with the Securities and Exchange Commission, material compliance with the requirements of the Securities Act of 1933 and Securities Exchange Act of 1934 and the absence of untrue statements or material omissions in those documents;

•	material compliance of financial statements as to form with applicable accounting requirements and Securities and Exchange Commission rules and preparation thereof in accordance with generally accepted accounting principles;

•	absence of certain undisclosed liabilities or obligations;

•	certifications of the chief executive and chief financial officers pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002;

•	absence of joint ventures, partnerships or other contracts or arrangements, where the result, purpose or intended effect of such joint ventures, partnerships or other contracts or arrangements is to avoid public disclosure of any material transaction or material liabilities;

•	absence of untrue or misleading information provided by the representing party contained or incorporated into this joint proxy statement/prospectus or the registration statement of which this joint proxy statement/prospectus forms a part;

•	absence of specified changes or events after a specified date, and the conduct of the party’s and its subsidiaries’ respective businesses after such specified date;

•	tax matters;

•	material contracts;

•	intellectual property matters;

•	absence of specified litigation, court orders and investigations (other than the Lucent litigation disclosed by Entegris to Mykrolis that is described in Entegris’ Quarterly Report on Form 10-Q for the quarter ended February 26, 2005, which document is incorporated by reference herein, and the Pall litigation disclosed by Mykrolis to Entegris that is described in Mykrolis’ Annual Report on Form 10-K/A for the year ended December 31, 2004, which document is incorporated by reference herein);

•	possession of certain permits and licenses and compliance with applicable laws and permits and licenses;

•	brokers’ or finders’ fees;

•	employee benefits matters and compliance with the Employee Retirement Income Security Act of 1974;

•	labor agreements and employee matters;

•	environmental matters and compliance with environmental laws;

•	insurance matters;

•	in the case of Mykrolis, the effectiveness of certain amendments to the Mykrolis stockholder rights plan;

•	opinions of financial advisers;

•	ownership of the other party’s stock by the representing party or its affiliates or associates;

•	transactions with affiliates;

•	disclosure controls and procedures;

•	absence of anti-takeover laws applicable to the merger and the transactions contemplated by the merger agreement; and

•	title to tangible assets and absence of certain liens on tangible assets, ownership of real property and leasehold interests in leased real property.

The representations and warranties contained in the merger agreement will not survive the effective time of the merger, but they form the basis of specified conditions to each party’s obligation to complete the merger, as discussed below in “Conditions Precedent.” Some agreements in the merger agreement will survive the effective time of the merger.

Covenants and Agreements

Operating Covenants

Prior to the effective time of the merger, Mykrolis and Entegris has each agreed to carry on its business and the businesses of its subsidiaries in the ordinary course consistent with past practices and to use all reasonable efforts consistent with past practices and policies to preserve intact its current business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. Without the prior written consent of the other party or the existence of exceptions specified in the merger agreement, each of Mykrolis and Entegris has agreed not to, and to cause its subsidiaries not to:

•	accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any of those plans except as required by the terms of those plans or any related agreements or other agreements in effect as of the date of the merger agreement;

•	transfer or license to any person or entity or otherwise extend, amend or modify any rights to its intellectual property, other than in the ordinary course of business consistent with past practices;

•	declare or pay dividends on or make any other distributions in respect of any of its capital stock;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, or in lieu of, or in substitution for shares of the party’s capital stock;

•	issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire any such shares or other convertible securities, other than the grant of options to employees and non-employee directors and grants of restricted stock to employees and restricted stock units in a manner consistent with past practices and the issuance of shares upon the exercise of stock options and restricted stock units;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of such party and its subsidiaries, taken as a whole, other than permitted capital expenditures;

•	sell, lease, license or otherwise dispose of any of, or terminate or fail to make any election to renew or extend any material contract with respect to, its properties or assets that are material, individually or in the aggregate, to the business of such party and its subsidiaries taken as a whole, other than the sale or disposition of inventory and obsolete equipment in the ordinary course of business consistent with past practice;

•	(i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees other than officers in accordance with past practices, (ii) increase or agree to increase the compensation payable or to become payable to officers or grant any additional severance or termination pay to, or enter into any employment or severance agreements with, such officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee, except in accordance with past practices, (iv) enter into any collective bargaining agreement, (v) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, or (vi) establish any new executive employee position;

•

(i) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations that the auditors for such entity require in accordance with generally accepted accounting principles or in the ordinary course of business, (ii) change or modify in any material respect any existing accounting method, principle or practice other than as required by generally accepted accounting principles, or (iii) change its fiscal year;

•	incur any indebtedness for borrowed money other than borrowings incurred for working capital purposes in the ordinary course of business under its existing revolving credit facility, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its subsidiaries or guarantee any debt securities of others, or voluntarily prepay any outstanding indebtedness except prepayments without penalty under its existing revolving credit facility;

•	amend or propose to amend its charter documents or bylaws, except as contemplated by the merger agreement;

•	make any capital expenditure or commitment for which it is not contractually bound as of the date of the merger agreement except (i) expenditures and commitments incurred in the ordinary course and (ii) other capital expenditures and commitments not to exceed $2,000,000 in the aggregate.

•	make any material tax election or enter into any agreement to settle or compromise any material tax liability, other than consistent with past practices;

•	amend any term of any of its outstanding securities;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization (other than a merger, consolidation, liquidation or dissolution between wholly owned subsidiaries of such party or a merger, consolidation, liquidation or dissolution of any wholly owned subsidiary into such party);

•	create, incur, assume or suffer to exist any lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than (i) liens incurred to secure indebtedness or other obligations permitted by the merger agreement that is not presently unsecured indebtedness, (ii) permitted liens and (iii) liens that would not be expected to have a material adverse effect on such party;

•	create, incur, assume or suffer to exist any obligation whereby such party or any subsidiary of such party guarantees any, leases, dividends or other obligations of any third party other than such party or any of its wholly owned subsidiaries or parent companies;

•	make any material loan, advance or capital contribution to or investment in any person or acquire any investment interest, other than loans, advances or capital contributions to or investments in (i) its wholly owned subsidiaries or (ii) such party by any of its wholly owned subsidiaries;

•	enter into any agreement or arrangement that materially limits or otherwise materially restricts it or any of its subsidiaries from engaging in the business currently conducted thereby anywhere in the world or otherwise from engaging in any other business;

•	take any action that would be reasonably likely to prevent or impede the merger from being treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986;

•	settle, or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim, other than in the ordinary course of business and except for existing litigation, which may be settled on commercially reasonably terms;

•	(i) amend any material contract in any material respect or enter into any agreement that would be deemed to be a material contract, other than in the ordinary course of business consistent with past practice; (ii) terminate, cancel or waive any right under any material contract, other than in the ordinary course of business consistent with past practices, or (iii) or enter into, amend or terminate any lease relating to real property, other than in the ordinary course of business consistent with past practice;

•	(i) adopt or implement any stockholder rights plan or similar arrangement (other than the Entegris Delaware stockholder rights plan contemplated by the merger agreement, as discussed in more detail in “Description of Entegris Delaware’s Capital Stock” beginning on page 116), or (ii) take any action to cause any takeover statute to apply (or fail to take any action within its control to prevent any takeover statute from applying) to the merger agreement or the transactions contemplated by the merger agreement;

•	modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date of the merger agreement in any manner that is materially adverse to it, other than extensions of warranties in the ordinary course of business; or

•	take, or agree in writing or otherwise to take, any of the foregoing actions or any action that is reasonably likely to cause any of its representations or warranties contained in the merger agreement to become untrue or incorrect in any material respect as of the closing or to cause any of the conditions to the merger not to be satisfied.

Additional Covenants

The merger agreement contains additional agreements between Mykrolis and Entegris relating to, among other things:

•	filing a joint proxy statement and registration statement;

•	providing the other company access to information and cooperating regarding filings with governmental and other agencies and organizations;

•	making and maintaining the required recommendation by the respective boards of directors to their stockholders (subject to the rights of the boards of directors of each of Entegris and Mykrolis discussed below in the section entitled “––No Solicitation”);

•	convening and holding meetings of stockholders to vote on the merger and the other transactions contemplated by the merger agreement and the reincorporation merger agreement (as applicable);

•	using such party’s reasonable best efforts to comply with legal requirements relating to the merger and to obtain governmental consents required to be obtained in connection with the merger;

•	maintaining and ensuring that the transaction be considered a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986;

•	requiring Entegris Delaware to use its best efforts to cause Entegris Delaware common stock to be approved for quotation and listed on The NASDAQ National Market under the same stock ticker symbol as the Entegris common stock had previously been quoted;

•	requiring Entegris Delaware to use its best efforts to delist Mykrolis common stock from the New York Stock Exchange;

•	using reasonable efforts to obtain all necessary third party consents in connection with the merger;

•	using reasonable best efforts to take all actions that are necessary or advisable to consummate the transactions contemplated by the merger agreement;

•	confidentiality;

•	matters relating to Section 16(a) of the Securities Exchange Act of 1934;

•	public announcements of the merger and the transactions contemplated by the merger agreement;

•	notices of certain events;

•	ensuring that anti-takeover laws do not apply to the merger;

•	refraining from acquiring the other party’s common stock;

•	maintenance of insurance coverage;

•	requiring Entegris and Entegris Delaware to use their reasonable best efforts to effect the reincorporation merger;

•	requiring Mykrolis’ board of directors to render the Mykrolis stockholder rights agreement inapplicable to the merger and, unless the Mykrolis stockholders shall vote not to approve the merger, refrain from amending the Mykrolis rights agreement or taking any action thereunder in order to facilitate a third party acquisition proposal; and

•	requiring Entegris and Entegris Delaware to take all actions necessary to cause the Entegris Delaware stockholder rights plan to become effective prior to the merger.

Affiliate Agreements

Mykrolis has delivered to Entegris Delaware a list of those persons who are, in Mykrolis’ reasonable judgment, “affiliates” of Mykrolis within the meaning of Rule 145 under the Securities Act of 1933. Mykrolis has also agreed to use its reasonable efforts to deliver or cause to be delivered to Entegris Delaware no later than five days prior to the effective time of the merger a letter agreement from each of affiliates, by which each affiliate agrees to comply with the applicable requirements of Rule 145.

Securities Exchange Act Reports

From and after the effective time of the merger and so long as necessary in order to permit affiliates of Mykrolis to sell the shares of Entegris Delaware common stock received by them as a result of the merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act of 1933, Entegris Delaware has agreed to use its reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, referred to in paragraph (c)(1) of Rule 144 under the Securities Act of 1933 (or, if applicable, to use its reasonable efforts to make publicly available the information regarding itself referred to in paragraph (c)(3) of Rule 144).

Stock Plans and Other Options

At the effective time of the reincorporation merger, each outstanding option to purchase shares of Entegris common stock and each restricted stock unit that may be surrendered for Entegris common stock that has been granted under any employee stock option or compensation plan of, or other arrangement with, Entegris will become an option or restricted stock unit, as the case may be, for the same number of shares of Entegris Delaware common stock as the number of shares of Entegris common stock for which, immediately prior to the effective time of the reincorporation merger, it was exercisable or could be surrendered, subject to the same vesting schedule, forfeiture provisions and exercise price, as applicable, in effect immediately before the effective time of the reincorporation merger. Restricted stock of Entegris that is converted into restricted stock of Entegris Delaware as a result of the reincorporation merger will be subject to the same vesting schedule and forfeiture provisions, as applicable, in effect immediately before the effective time of the reincorporation merger.

At the effective time of the merger, each outstanding option to purchase shares of Mykrolis common stock under each of the 2001 Equity Incentive Plan and the 2003 Employment Inducement and Acquisition Stock Option Plan of Mykrolis, whether vested or unvested, and each such Mykrolis stock option plan will be assumed by Entegris Delaware and thereafter each Mykrolis stock option will constitute an option to acquire, on the same terms and condition as were applicable under the Mykrolis stock option plans, the same number of shares of Entegris Delaware common stock as the holder of such Mykrolis stock option would have been entitled to receive pursuant to the merger had such holder exercised such option in full immediately prior to the effective time of the merger, at the price per share set forth in the Mykrolis stock option, divided by the number of shares of Entegris Delaware common stock into which one share of Mykrolis common stock is convertible under the merger agreement, rounded to the nearest full cent; provided, however, that in the case of any Mykrolis stock option, the option price, the number of shares purchasable pursuant to such option and the terms and condition of exercise of such option shall be determined in order to comply with Section 424(a) of the Internal Revenue Code of 1986.

Entegris Delaware will comply with the terms of the Mykrolis stock option plans to ensure, to the extent required by, and subject to the provisions of, the Mykrolis stock option plans, that Mykrolis stock options which qualified as incentive stock options under Section 422 of the Internal Revenue Code of 1986 prior to the effective time of the merger continue to qualify as incentive stock options thereunder after the effective time of the merger.

Entegris Delaware will take all corporate action necessary to reserve for issuance a sufficient number of shares of Entegris Delaware common stock for delivery under the merger agreement, including under the Mykrolis stock option plans assumed in accordance with the merger agreement. As soon as practicable after the effective time of the merger, and in any event no later than 10 days after the effective time of the merger, Entegris Delaware will file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Entegris Delaware common stock subject to such options and will use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. With respect to those individuals who after the merger will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, where applicable, Entegris Delaware will administer the Mykrolis stock option plans assumed pursuant to the merger agreement in a manner that complies with Rule 16b-3 under the Securities Exchange Act of 1934.

Employee Benefit and Employee Matters

From and after the effective time of the merger, for purposes of determining eligibility and vesting and entitlement to vacation and other benefits for employees who were active employees of Mykrolis, Entegris or any of their subsidiaries immediately before the effective time of the merger under any employee benefit plan of Entegris Delaware or any of its affiliates in which those employees become eligible to participate, service with Mykrolis, Entegris or any of their subsidiaries or any of their respective predecessors will be credited as if such service had been rendered to Entegris Delaware or such affiliate, including, for each of those employees, recognition of all prior service with any entity that was recognized by either party prior to the date of the merger agreement in the ordinary course of administering its employee benefits.

Neither Entegris Delaware nor any subsidiary of Entegris Delaware will be required to continue any specific employee plan or benefit arrangement or to continue the employment of any specific employee after the effective time of the merger.

Officer and Director Indemnification and Insurance

The parties have agreed that all rights to indemnification, expense advancement and exculpation in favor of any present or former director, officer or employee of Entegris, Mykrolis or any of their respective subsidiaries as provided in the charter documents of such entity or by law as in effect on the date of the merger agreement will survive the merger for a period of at least six years after the effective time of the merger (or, if any relevant claim is asserted or made within such six-year period, until final disposition of such claim) with respect to matters occurring at or prior to the effective time of the merger. To the fullest extent permitted by law, Entegris Delaware will assume, at the effective time of the merger, all obligations provided by statute or charter or organizational documents of each of Entegris and Mykrolis in effect prior to the reincorporation merger and the merger in respect of indemnification and expense reimbursement of any present or former director, officer or employee of Entegris or Mykrolis if the relevant claim is made within six years after the effective time of the merger. Entegris Delaware will, after the effective time of the merger, abide by each of Mykrolis’ contractual obligations to provide indemnification and exculpation to any other person, to the extent of such contractual obligation, and will enter into indemnification agreements with all persons who were officers or directors of Entegris immediately prior to the reincorporation merger or who were officers or directors of Mykrolis immediately prior to the merger, in each case in substantially the form of indemnification agreements Mykrolis has with its officers and directors.

Entegris Delaware has agreed to maintain in effect for a period of at least six years after the date of the merger directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred at or prior to the effective time of the merger, and such policies will name as insureds all present and former directors and officers of Entegris, Mykrolis and their respective subsidiaries. Such insurance policies will consist of the current policies of directors’ and officers’ insurance maintained by Entegris and Mykrolis (or substitute policies with at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties) or a run-off policy or endorsement with respect to the current policy covering claims asserted within six years after the effective time of the merger arising from facts or events that occurred at or before the effective time of the merger. However, Entegris Delaware will not be required to expend in any one year an amount in excess of 200% of the annual premium paid by Entegris or Mykrolis at the date of the merger agreement for the insurance, provided that if the annual premium of insurance coverage exceeds that amount, Entegris Delaware will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding that amount.

Conditions Precedent

Conditions to Each Party’s Obligation to Effect the Reincorporation Merger and the Merger

The respective obligations of each party to effect the reincorporation merger and the merger is subject to the satisfaction or waiver before the closing date of the following conditions:

•	approval and adoption of the merger agreement and the transactions contemplated by the merger agreement by the stockholders of both Mykrolis and Entegris by holders of a majority of the outstanding shares of common stock of the respective corporations entitled to vote at a meeting and approval and adoption of the reincorporation merger agreement and the transactions contemplated by the reincorporation merger agreement by the stockholders of Entegris by holders of a majority of the outstanding shares of Entegris common stock entitled to vote at a meeting, except that approval by the stockholders of Entegris of the classified board provisions set forth in Article IX of the proposed certificate of incorporation of Entegris Delaware attached as Annex C-1 to this joint proxy statement/prospectus is not a condition to the obligations of any party;

•	the waiting periods (and any extensions thereof) applicable to the consummation of the merger under the HSR Act must have expired or been terminated and all applicable foreign antitrust and competition approvals must have been received, except to the extent that the failure to obtain such foreign approvals would not reasonably be likely to have a material adverse effect upon Entegris or Mykrolis;

•	the Form S-4 registration statement of which this joint proxy statement/prospectus is a part must have become effective under the Securities Act of 1933 and must not be the subject of any stop order or proceedings seeking a stop order;

•	this joint proxy statement/prospectus must have been delivered to the stockholders of Entegris and Mykrolis in accordance with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934;

•	a temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the merger must not have been issued, nor must any proceeding brought by a United States administrative agency or commission or other United States governmental entity seeking any of the foregoing be pending; and no statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the merger which makes the consummation of the merger illegal;

•	the shares of Entegris Delaware common stock to be issued in the merger must have been approved for listing or quotation on The NASDAQ National Market as contemplated by the merger agreement;

•	all consents, approvals and actions of, filings with and notices to any governmental entity required by Entegris, Entegris Delaware, Mykrolis or any subsidiary to consummate the merger, the failure of which to be obtained or taken is reasonably expected to materially impair the ability of the parties to consummate the merger, must have been obtained; and

•	Entegris and Mykrolis must deliver certificates, in form and substance reasonably satisfactory to counsel for Entegris and Mykrolis, duly executed by the applicable parties and certifying facts that would exempt the transactions contemplated by the merger agreement from the provisions of the Foreign Investors Real Property Tax Act, as amended.

In addition, the consummation of the reincorporation merger is a condition to the obligations of the parties to consummate the merger.

Additional Conditions to Obligations of Entegris Delaware

The obligations of Entegris Delaware to effect the merger and the reincorporation merger are also subject to the satisfaction of the following conditions, any of which may be waived by Entegris Delaware:

•	the representations and warranties of Mykrolis in the merger agreement shall be true and correct as of the date of the merger agreement and immediately before the effective time of the merger (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except to the extent any inaccuracy in any such representation or warranty would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on Mykrolis (provided that solely for purposes of this closing condition, any representation or warranty of Mykrolis that is qualified by materiality or material adverse effect language shall be read as if such language were not present); and Entegris must have received a certificate signed on behalf of Mykrolis by the chief executive officer and chief financial officer of Mykrolis to that effect;

•	Mykrolis must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the effective time of the merger and Entegris must have received a certificate signed on behalf of Mykrolis by the chief executive officer and the chief financial officer of Mykrolis to that effect;

•	since the date of the merger agreement, there shall not have occurred and shall not exist any change in the business, operations, results of operations, properties or financial condition of Mykrolis and its subsidiaries, taken as a whole, that would reasonably be expected to have a material adverse effect on Mykrolis; and Entegris must have received a certificate signed on behalf of Mykrolis by the chief executive officer and the chief financial officer of Mykrolis to that effect; and

•	Entegris must have received from its counsel a tax opinion dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the reincorporation merger and the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

Additional Conditions to Obligations of Mykrolis

The obligation of Mykrolis to effect the merger is also subject to the satisfaction of the following conditions, any of which may be waived by Mykrolis:

•	the representations and warranties of Entegris in the merger agreement shall be true and correct as of the date of the merger agreement and immediately before the effective time of the merger (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except to the extent any inaccuracy in any such representation or warranty would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on Entegris (provided that solely for purposes of this closing condition, any representation or warranty of Entegris that is qualified by materiality or material adverse effect language shall be read as if such language were not present); and Mykrolis must have received a certificate signed on behalf of Entegris by the chief executive officer and chief financial officer of Entegris to that effect;

•	Entegris must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the effective time of the merger and Mykrolis must have received a certificate signed on behalf of Entegris by the chief executive officer and the chief financial officer of Entegris to that effect;

•	since the date of the merger agreement, there shall not have occurred and shall not exist any change in the business, operations, results of operations, properties or financial condition of Entegris and its subsidiaries, taken as a whole, that would reasonably be expected to have a material adverse effect on Entegris; and Mykrolis must have received a certificate signed on behalf of Entegris by the chief executive officer and the chief financial officer of Entegris to that effect;

•	Mykrolis must have received from its counsel a tax opinion dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; and

•	Entegris Delaware must have entered into the stockholder rights agreement contemplated by the merger agreement with a rights agent reasonably acceptable to Mykrolis and shall have made all necessary filings with the Securities and Exchange Commission and The NASDAQ National Market in connection therewith.

Entegris and Mykrolis will revise and recirculate this joint proxy statement/prospectus and resolicit proxies if the conditions requiring delivery of tax opinions are waived and there is any material change in the tax consequences of the transaction to stockholders.

No Solicitation

From the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, each of Entegris and Mykrolis (each sometimes referred to in this joint proxy statement/prospectus as an “applicable party”) has agreed that it will not and will not authorize or permit any subsidiary, officer, director, financial adviser, representative or agent of it or its subsidiaries to, directly or indirectly:

•	solicit, seek, initiate or knowingly encourage any inquiries or proposals that constitute, or would be reasonably likely to lead to, a proposal or offer for a “third party acquisition proposal” (as defined below);

•	engage in discussions or negotiations or enter into any agreement with any person or group other than the other applicable party or its affiliates concerning any third party acquisition proposal, or provide any non-public information regarding, or afford access to the properties, books, records or personnel of, the applicable party or any of its subsidiaries, to any third party that is considering making, or has made, any third party acquisition proposal; or

•	agree to or recommend any third party acquisition proposal.

Notwithstanding the foregoing, each of Entegris and Mykrolis may, at any time prior to obtaining the approval of its stockholders of the merger and if the applicable party is not in material breach of its non-solicitation obligations, furnish non-public information pursuant to a confidentiality agreement at least as favorable to the applicable party as the confidentiality agreements described in the merger agreement or afford access to the properties, books, records, and personnel of the applicable party or any of its subsidiaries to, or enter into discussions or negotiations with, any third party in connection with a third party acquisition proposal by such third party or recommend any third party acquisition proposal, in each case if the board of directors of the applicable party, in the exercise of its fiduciary duties, determines in good faith by majority vote (after consultation with its legal and financial advisers) that the third party acquisition proposal is reasonably likely to result in a “superior proposal” (as defined below).

As used in this joint proxy statement/prospectus, “third party acquisition proposal” means any inquiries or proposals from any person or group other than the other applicable party or its affiliates relating to:

•	a merger, consolidation or business combination involving the applicable party or any of its subsidiaries (other than a merger of a wholly owned subsidiary of an applicable party into the applicable party or another of its wholly owned subsidiaries);

•	a sale of assets representing an amount equal to or greater than 25% of the consolidated assets of the applicable party and its subsidiaries taken as a whole (other than the sale or other disposition of inventory or obsolete equipment in the ordinary course of business consistent with past practice);

•	a sale of shares of capital stock of the applicable party or any of its subsidiaries (including without limitation by way of a tender offer or exchange offer) that would result in any person or group beneficially owning 10% or more of any class or series of equity securities of the applicable party or any of its subsidiaries or any similar transaction involving the applicable party or any of its subsidiaries, other than the transactions required by the merger agreement; or

•	the consummation of any other transaction or the entering into of any other agreement or arrangement with respect to any other transaction, the effect of which would have the same result as the occurrence of any of the events described in the preceding three bullet points.

As used in this joint proxy statement/prospectus, “superior proposal” means a third party acquisition proposal (except that all references to “10% or more” or “25%” in the definition of third party acquisition proposal shall be deemed to be references to “a majority”) that was not solicited in violation the merger agreement and that, in the good faith judgment of the board of directors of the applicable party, taking into account, to the extent deemed appropriate by such board of directors, the various legal, financial and regulatory aspects of the third party acquisition proposal and the person or group making such proposal, if accepted, is reasonably likely to be consummated and if consummated, is reasonably likely to result in a transaction that is more favorable to the applicable party’s stockholders from a financial point of view than the transactions contemplated by the merger agreement.

Each of Entegris and Mykrolis has agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party, unless its board of directors, in the exercise of its fiduciary duties, determines in good faith by a majority vote (after consultation with its financial and legal advisers) that such action is required. Notwithstanding anything stated in the non-solicitation provisions of the merger agreement, neither party need refuse a request from any person who has signed a standstill agreement with such party to make a third party acquisition proposal to the chief executive officer or the board of directors thereof if the board of directors determines in good faith by a majority vote, in the exercise of its fiduciary duties, after consultation with its legal counsel, that such action is required. Nothing in the non-solicitation provisions of the merger agreement will operate to hinder or prevent either party from complying with Rule 14e-2 or Rule 14d-9 under the Securities Exchange Act of 1934 with regard to a third party acquisition proposal, but compliance with such rules will not in any way limit or modify the effect that any action taken pursuant to such rules has under the provisions of the merger agreement relating to termination or termination fees and expenses.

Each party is required to notify the other promptly (but in no event later than 24 hours) after receipt by such party (or any of its advisers) of any request (other than in the ordinary course of business and not related to a third party acquisition proposal) for non-public information relating to it or any of its subsidiaries or for access to its properties, books or records or any of its subsidiaries by any person who is known to be considering making, or has made, a third party acquisition proposal or of an inquiry from a third party seeking to have discussions or negotiations relating to, or make, a possible third party acquisition proposal. Such notice must be provided orally and in writing and must identify the terms and conditions of any such third party acquisition proposal, indication or request, including the identity of the party making the third party acquisition proposal, indication or request and shall be accompanied by copies of all agreements or proposed agreements related thereto. Each applicable party shall keep the other reasonably informed, on a prompt basis (but in any event no later than 24 hours following any written correspondence from any person known to be contemplating a third party acquisition proposal), of the status and details of any such third party acquisition proposal, indication or request and shall provide such other party with copies of all agreements and proposed agreements related to such third party acquisition proposal.

Change of Recommendation

Each of Entegris and Mykrolis has agreed that neither its board of directors nor any committee of its board of directors will effect a change of recommendation (as defined below) or adopt, approve or recommend to such party’s stockholders that they accept, or propose publicly to adopt, approve or recommend, any third party acquisition proposal. However, each of Entegris and Mykrolis may effect a change of recommendation if its board of directors, in the exercise of its fiduciary duties, determines in good faith by a majority vote, after consultation with its outside counsel, that the change of recommendation is necessary to satisfy its fiduciary duties. In addition, if the change of recommendation results from the receipt of a superior proposal, then, prior to making the change of recommendation, the applicable party receiving the superior proposal shall

•	provide the other party five business days prior written notice that its board of directors intends to take such action (unless at the time such notice is otherwise required to be given, there are fewer than five business days prior to the applicable party’s stockholder meeting or the five business day notice would make impractical compliance with Rules 14e-2(a) or 14d-9 of the Securities Exchange Act of 1934, in which case as much notice as is reasonably practical shall be provided) specifying the material terms and conditions of the superior proposal (and providing a written copy thereof) and identifying the person or persons making the superior proposal; and

•	if, during the foregoing five business day period, the party receiving the notice of the superior proposal shall make a counterproposal to the party that is proposing to effect a change of recommendation, the party that is proposing to take such action shall consider and cause its financial and legal advisers to negotiate on its behalf in good faith with respect to the terms of any such counterproposal.

For purposes of this joint proxy statement/prospectus, “change of recommendation” means that the board of directors of Entegris or Mykrolis (as applicable) or any committee of such board of directors has withdrawn, amended or modified, or proposed publicly to withdraw, amend or modify, in a manner adverse to the other party, the approval or recommendation by such board of directors or any such committee of the merger agreement or the transactions contemplated by the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after approval by the stockholders of Entegris and/or the stockholders of Mykrolis, in any of the following ways:

•	by the mutual written consent of Entegris and Mykrolis;

•	by either Entegris or Mykrolis:

•	if the merger has not been consummated on or before December 31, 2005, or a later date, if any, upon which the parties agree (referred to in this joint proxy statement/prospectus as the “termination date”), provided that the failure to consummate the merger by the termination date is not due to the failure of the party seeking to terminate the merger agreement to comply in all material respects with its obligations under the merger agreement;

•	if Entegris or Mykrolis stockholders fail to give the necessary approvals described in this joint proxy statement/prospectus at the first such stockholder meeting called for that purpose or any adjournment of that meeting; or

•	if any statute, rule or regulation that makes consummation of the merger illegal or otherwise prohibited or if any judgment, injunction, order or decree (which judgment, injunction, order or decree Entegris and Mykrolis must use its reasonable best efforts to lift) of any court or other governmental body having competent jurisdiction enjoins Entegris or Mykrolis from consummating the merger and such judgment, injunction, order or decree shall have become final and non-appealable;

•	by Entegris:

•	if any of the conditions to Entegris’ obligation to effect the merger have become impossible to fulfill other than for reasons within the control of Entegris or Entegris Delaware (except that Entegris does not have the right to terminate the merger agreement solely on the ground that the reincorporation merger shall become impossible to fulfill);

•	if the board of directors of Mykrolis fails to recommend the merger agreement and the merger to Mykrolis’ stockholders or effects a change of recommendation or resolves to do any of the foregoing;

•	if Mykrolis fails to comply in all material respects with the non-solicitation provisions of the merger agreement described above in the section entitled “No Solicitation”;

•	if the board of directors of Mykrolis or any committee thereof recommends or approves a third party acquisition proposal or the Mykrolis board of directors resolves to do so; or

•	if the board of directors of Mykrolis fails to hold the Mykrolis stockholder meeting in accordance with the merger agreement or resolves to do so;

•	by Mykrolis:

•	if any of the conditions to Mykrolis’ obligation to effect the merger have become impossible to fulfill other than for reasons within the control of Mykrolis;

•	if the board of directors of Entegris fails to recommend the merger agreement and the merger and the reincorporation merger agreement and the reincorporation merger to Entegris’ stockholders or effects a change of recommendation or resolves to do any of the foregoing;

•	if Entegris fails to comply in all material respects with the non-solicitation provisions of the merger agreement described above in the section entitled “No Solicitation”;

•	if the board of directors of Entegris or any committee thereof recommends or approves a third party acquisition proposal or the Entegris board of directors resolves to do so; or

•	if the board of directors of Entegris fails to hold the Entegris stockholder meeting in accordance with the merger agreement or resolves to do so.

If the merger agreement is validly terminated, it will become void without any liability on the part of any party, except as otherwise provided in the provisions of the merger agreement relating to certain fees and expenses (which are summarized below in the section entitled “––Termination Fees and Expenses”) and except to the extent the termination is a direct result of a willful and material breach or violation by such party of a representation, warranty, covenant or agreement contained in the merger agreement. The confidentiality agreements entered into between Entegris and Mykrolis will continue in effect notwithstanding termination of the merger agreement.

Termination Fees and Expenses

Each of Mykrolis and Entegris has agreed to pay the other party a termination fee equal to $23,500,000 by wire transfer of immediately available funds, plus all transaction expenses of the other party (up to a maximum of $1,500,000), if prior to the paying party’s stockholder meeting a third party acquisition proposal has been made to the paying party and has become known publicly or has been made directly to the paying party’s stockholders generally or any person has publicly announced an intention (whether or not conditional) to make a third party acquisition proposal relating to the paying party and:

•	the merger agreement is terminated by either party because the merger has not been consummated by the termination date and within 12 months after such termination, the paying party or any of its subsidiaries consummates a third party acquisition proposal or enters into a definitive agreement with respect to a third party acquisition proposal that is subsequently consummated within or after this 12-month period;

•	the merger agreement is terminated by the non-paying party because the paying party’s stockholder meeting has concluded and the paying party’s stockholder approval is not obtained, and within 12 months of such termination, the paying party or any of its subsidiaries consummates a third party acquisition proposal or enters into a definitive agreement with respect to a third party acquisition proposal that is subsequently consummated within or after this 12-month period; or

•	the merger agreement is terminated by the non-paying party because the condition to closing relating to the accuracy of the paying party’s representations and warranties, the performance of the paying party’s obligations under the merger agreement or the lack of a material adverse change of the paying party has not been satisfied or waived, and within 12 months of such termination the paying party or any of its subsidiaries consummates a third party acquisition proposal or enters into a definitive agreement with respect to a third party acquisition proposal that is subsequently consummated within or after this 12-month period.

In addition, Entegris or Mykrolis, as applicable, must pay the other party the $23,500,000 termination fee plus the transaction expenses of the other party (up to a maximum of $1,500,000) if:

•	the other party terminates the merger agreement because the paying party’s board of directors has:

•	effected a change of recommendation;

•	recommended or approved any third party acquisition proposal or any committee of such paying party’s board of directors has done so;

•	materially breached its obligations with respect to holding the paying party’s stockholder meeting; or

•	resolved to do any of the foregoing;

or

•	the other party terminates the merger agreement because the paying party has materially breached its non-solicitation obligations under the merger agreement.

For purposes of determining whether a third party acquisition proposal has been consummated that may entitle Entegris or Mykrolis to the termination fee and expense reimbursement described above, references to “10% or more” or “25% or more” in the definition of third party acquisition proposal will be deemed to be “a majority.”

In general, each of Entegris, Entegris Delaware and Mykrolis will bear its own expenses in connection with the merger agreement and the related transactions except that Entegris and Mykrolis will share equally the costs and expenses in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, the printing and mailing of this joint proxy statement/prospectus, and filing fees under any U.S. or foreign antitrust or competition laws.

BOARD OF DIRECTORS AND MANAGEMENT OF ENTEGRIS DELAWARE

FOLLOWING THE MERGER

At the closing of the merger, the Entegris Delaware board of directors will consist of ten directors, five of whom will have been Entegris directors prior to the merger and five of whom will have been Mykrolis directors prior to the merger. Entegris and Mykrolis currently expect that the following individuals will comprise the board of directors of Entegris Delaware immediately after the closing of the merger: James E. Dauwalter, Roger D. McDaniel, Gary F. Klingl, Paul L.H. Olson and Brian F. Sullivan (each designated by Entegris); and Gideon Argov, Thomas O. Pyle, Michael P.C. Carns, Michael A. Bradley and Daniel W. Christman (each designated by Mykrolis). At the closing of the merger, the Entegris Delaware board of directors will have standing audit, nominating and governance and compensation committees each comprised of an equal number of directors designated by Entegris and directors designated by Mykrolis. The merger agreement provides that one additional director may be added to the board of directors of Entegris Delaware following a recommendation by the chief executive officer and chairman of the board, but through nomination by the nominating and governance committee of Entegris Delaware and approval by the board of directors of Entegris Delaware. We expect the eleventh director to be appointed shortly after completion of the merger.

If the proposal relating to a classified board is approved by Entegris stockholders at the Entegris special meeting, the parties have agreed that the directors of Entegris Delaware immediately following the merger listed above will serve in the following classes:

Class I (initial term ending on the date of Entegris Delaware’s first annual meeting of stockholders): Gideon Argov, James E. Dauwalter and Brian F. Sullivan;

Class II (initial term ending on the date of Entegris Delaware’s second annual meeting of stockholders): Michael A. Bradley, Daniel W. Christman, Gary F. Klingl and Thomas O. Pyle; and

Class III (initial term ending on the date of Entegris Delaware’s third annual meeting of stockholders): Paul L.H. Olson, Roger D. McDaniel and Michael P.C. Carns.

If an eleventh director is appointed as expected, the nominating and governance committee of the Entegris Delaware board will recommend to the board of directors the class to which such eleventh director should be assigned.

At the closing of the merger, James E. Dauwalter will be appointed non-executive chairman of the board of Entegris Delaware, and Gideon Argov will be appointed chief executive officer of Entegris Delaware.

The following table lists the names, ages and positions of the individuals expected to be the executive officers and directors of Entegris Delaware after the merger.

Name	Age	Position
Gideon Argov	49	Chief Executive Officer, Director
Jean-Marc Pandraud	52	Executive Vice President and Chief Operations Officer
Michael Wright	58	Executive Vice President and Chief Marketing Officer
John Villas	47	Chief Financial Officer
Peter Walcott	58	Senior Vice President, Secretary and General Counsel
Bertrand Loy	40	Senior Vice President and Chief Integration Officer
Kenneth Jennings	50	Senior Vice President of Human Capital
Gregory Graves	45	Senior Vice President of Business Development
John Goodman	45	Vice President and Chief Technology Officer
James Dauwalter	54	Chairman of the Board
Michael A. Bradley	56	Director
Michael P.C. Carns	68	Director
Daniel W. Christman	62	Director
Gary F. Klingl	65	Director
Roger D. McDaniel	66	Director
Paul L.H. Olson	54	Director
Thomas O. Pyle	65	Director
Brian F. Sullivan	44	Director

Gideon Argov has been the chief executive officer and a director of Mykrolis since November 2004. Prior to joining Mykrolis, Mr. Argov was managing director of Parthenon Capital, a Boston-based private equity partnership, since 2001. He served as chairman, chief executive officer and president of Kollmorgen Corporation from 1991 to 2000. From 1988 to 1991 he served as chief executive officer of High Voltage Engineering Corporation. He is a director of Helix Technology, Inc., Fundtech Corporation and Interline Brands, Inc.

Jean-Marc Pandraud has been president and chief operating officer of Mykrolis since January 2001. Prior to that he served as vice president and general manager of the Microelectronics Divisions of Millipore, a position he had held since July 1999. From 1994 until 1999, Mr. Pandraud served as the vice president and general manager of Millipore’s Laboratory Water Division and was also regional manager of Millipore’s Latin American operations from 1997 until 1999. Mr. Pandraud also served as the managing director of Millipore’s French subsidiary and as European general manager for the Millipore Analytical Division from 1988 until 1994.

Michael Wright has been chief operating officer of Entegris since June 2002 and president of Entegris since January 2005. Prior to June 2002, Mr. Wright held various management positions since joining the company in 1998. Previously, Mr. Wright held several management positions at other companies in the semiconductor, equipment and materials industry.

John Villas has been chief financial officer of Entegris since March 2000. Prior to that time, Mr. Villas had been chief financial officer of Fluoroware since November 1997 and vice president finance since April 1994. Mr. Villas joined Fluoroware in 1984 as controller and then served as corporate controller between 1991 and 1994.

Peter W. Walcott has been vice president, secretary and general counsel of Mykrolis since October 2000. Mr. Walcott served as the assistant general counsel of Millipore from 1981 until March 2001.

Bertrand Loy has been vice president and chief financial officer of Mykrolis since January 2001. Prior to that, Mr. Loy served as the chief information officer of Millipore from April 1999 until December 2000. From 1995 until 1999, he served as the division controller for Millipore’s Laboratory Water Division. From 1989 until 1995, Mr. Loy served Sandoz Pharmaceuticals (now Novartis) in a variety of financial, audit and controller positions located in Europe, Central America and Japan.

Kenneth Jennings is currently a consultant to Entegris. He is expected to become senior vice president of human capital prior to the closing of the merger. From 1998 to 2005, Dr. Jennings was the managing partner of VentureWorks, a consulting firm focused on helping global corporations create next-generation human capital organizations and practices. Dr. Jennings was vice chairman of Alex Partners from 1997 to 1998 and held positions with Accenture from 1992 to 1997, most recently as a managing partner.

Gregory Graves joined Entegris as chief business development officer in September 2002. Prior to joining Entegris, Mr. Graves held positions in investment banking and corporate development, including at U.S. Bancorp Piper Jaffray from June 1998 to August 2002 and at Dain Rauscher from October 1996 to May 1998.

John Goodman is expected to become vice president and chief technology officer of Entegris Delaware upon completion of the merger. Mr. Goodman has been managing director of the Entegris fuel cell market sector since January 2005 and from June 2002 to until January 2005 was president of the fuel cell market sector. Mr. Goodman was executive vice president and chief technology officer of Entegris from 1999 to 2002. Prior to that time, Mr. Goodman held a variety of positions with Fluoroware since 1982.

James E. Dauwalter was appointed chief executive officer of Entegris in January 2001, served as president of Entegris from June 2000 to January 2005, and has been a director of Entegris since June 1999. Mr. Dauwalter has also served as chief operating officer from March 2000 to January 2001, and was the executive vice president of Entegris from March 2000 through June 2000. Prior to that time, Mr. Dauwalter had been a director of Fluoroware since 1982 and also served as executive vice president and chief operating officer of Fluoroware since September 1996. Mr. Dauwalter serves on the Semiconductor Equipment and Materials International (SEMI) North American Advisory Board and the board of directors of the Community Bank of Chaska.

Michael A. Bradley has served as a director of Mykrolis and as chairman of the Audit & Finance Committee of the board of directors since 2001. Mr. Bradley has been the president of Teradyne, Inc. since May of 2003. Prior to assuming that position, Mr. Bradley served as the president of the Semiconductor Test Division of Teradyne, Inc. since March 2001, the chief financial officer of Teradyne, Inc. since 1999 and a vice president of Teradyne, Inc. since 1992. Prior to 1992, Mr. Bradley held various finance, marketing, sales and management positions with Teradyne, Inc. and worked in the audit practice group of the public accounting firm of Coopers and Lybrand. Mr. Bradley was appointed to Teradyne’s management committee in 1994 and its executive committee in 1996.

Michael P.C. Carns has served as a director of Mykrolis and as a member of the Management Development & Compensation Committee of the board of directors since 2001 and as chairman of that committee since 2004. Mr. Carns retired in the grade of General from the United States Air Force in September 1994 after 35 years of service. General Carns currently is an independent business consultant. From 2001 through 2003, he served as vice chairman of PrivaSource, Inc., a software company focusing on health data privacy and security. From 1995 to 2000, General Carns served as president and executive director of the Center for International Political Economy. From May 1991 until his retirement, General Carns served as vice chief of staff, United States Air Force. From September 1989 until 1991, he served as director of the Joint Staff, Joint Chiefs of Staff. General Carns is a director of Engineered Support Systems, Inc. (manufacture and service of integrated military electronics systems), Mission Research Corporation (high technology research) and Rockwell Collins, Inc. (aviation and information technology). He is also a member of the Department of Defense Science Board and numerous professional and civic organizations.

Daniel W. Christman has been a director of Mykrolis since October 2001, and since February of 2003 has been designated as the presiding director of the Mykrolis board of directors. In 2003 he became a senior vice president, International Affairs of the U.S. Chamber of Commerce. From 2001 until 2003, he was the president and executive director of the Kimsey Foundation, Washington, D.C., which has been active in education and community development in the Washington, D.C. area as well as in international issues that focus on the alleviation of human suffering. He was named to this position in July 2001, after his retirement as a Lieutenant

General from a career in the United States Army that spanned more than 36 years. Immediately prior to his retirement, General Christman served as the Superintendent of the United States Military Academy at West Point since 1996. From 1994 until 1996, General Christman served as assistant to the chairman of the Joint Chiefs of Staff of the United States. General Christman’s key command positions have also included the U.S. Army’s Engineer School in the early 1990’s, and the U.S. Army Corps of Engineer District in Savannah, Georgia. General Christman also served in President Ford’s administration as a member of the National Security Council staff, where he shared responsibility for strategic arms control. General Christman currently serves as a member of the board of directors of Ultralife Batteries, Inc., a manufacturer of high energy lithium batteries for military, industrial and consumer applications, Metal Storm Limited, an electronic ballistics technology company based in Brisbane, Australia, and of United Services Automobile Association.

Gary F. Klingl has been a director of Entegris since September 2000. Since 1994, Mr. Klingl has served as a management consultant. Prior to 1994, Mr. Klingl served as president of Green Giant Worldwide, a division of The Pillsbury Company and various other management positions at Pillsbury.

Roger D. McDaniel has been a director of Entegris since August 1999. Prior to that time, Mr. McDaniel was a director of Fluoroware since August 1997. Mr. McDaniel, currently retired, was president and chief executive officer of IPEC, Inc., a manufacturer of chemical-mechanical planarization (CMP) equipment for the semiconductor industry, from 1997 to 1999. From 1989 to August 1996, Mr. McDaniel was the chief executive officer of MEMC, a silicon wafer producer, and was also a director of MEMC from April 1989 to March 1997. Mr. McDaniel is a director of Veeco Instruments, Inc. He is also a past director and chairman of the Semiconductor Equipment and Materials International (SEMI) organization.

Paul L.H. Olson has been a director of Entegris since March 2003. Mr. Olson has served as executive vice president of Bethel College & Seminary since 2000. Prior to 2000, Mr. Olson was a founding executive of Sterling Commerce, Inc., an electronic commerce software concern. Prior to his role with Sterling Commerce, he held executive positions with various entities. Mr. Olson is a member of the board of directors of several private companies and non-profit organizations.

Thomas O. Pyle has served as a director of Mykrolis and a member of the Audit & Finance Committee since 2001; effective January 1, 2005, he became the non-executive chairman of the board of directors. Mr. Pyle retired from his position as senior advisor to the Boston Consulting Group in 1997, a position he had held since 1992, other than from January to April of 1993 when he served on the White House Task Force on Healthcare Reform and from October 1993 through September 1994 when he served as chief executive officer of MetLife HealthCare. From April 2001 until April 2002 he was chairman, chief executive officer and director of PrivaSource Incorporated, a software company focusing on health data privacy and security, and was the chairman and a director of that organization until July 2003. Mr. Pyle served Harvard Community Health Plan, Inc. as its president, director and chief executive officer from 1978 until 1991. He served as a director of Controlled Risk Insurance Company, Ltd. from 1976 until August 2003 and as its chairman from 1976 to 1989 and from 2000 until 2002. Mr. Pyle currently serves as a member of the board of directors of Medical Education for South African Blacks, a charitable foundation, and as its treasurer. He is also a director of the Pioneer Institute, a non-profit public policy research organization.

Brian F. Sullivan has been a director of Entegris since December 2003. Mr. Sullivan has served as chief executive officer of SterilMed, Inc. since 2002. From 1999 to 2002, Mr. Sullivan was co-chairman of an on-line grocery delivery company, SimonDelivers.com. Mr. Sullivan co-founded Recovery Engineering, Inc. in 1986, and was chairman and chief executive officer until it was sold in 1999. Mr. Sullivan is a member of the board of directors of Sontra Medical Corporation, as well as several private companies and non-profit organizations.

See “The Merger––Interests of Certain Persons in the Merger” for a description of the material interests of the directors and executive officers of Entegris and Mykrolis, respectively, in the merger that are in addition to, or different than, their interests as stockholders. Additional information about the current directors and executive officers of Mykrolis and Entegris can be found in the Annual Report on Form 10-K/A for the year ended December 31, 2004 of Mykrolis and in the Annual Report on Form 10-K for the year ended August 28, 2004 of Entegris, each of which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 149.

None of the above-named directors is related to any other director or to any executive officer of Entegris or Entegris Delaware. Except as indicated above, each of the directors has maintained his current principal occupation for at least the last five years.

INFORMATION ABOUT ENTEGRIS

Entegris is a provider of materials integrity management solutions to the microelectronics industry, in particular the semiconductor and data storage markets. More than 95% of its sales in fiscal 2004 were related to the microelectronics industry. In addition, Entegris leveraged its core technology capabilities to extend its materials integrity management solutions to the fuel cell and life sciences markets. Entegris’ materials integrity management solutions for the semiconductor industry assure the integrity of materials as they are handled, stored, processed and transported throughout the semiconductor manufacturing process, from raw silicon wafer shipping to the manufacturing and packaging of completed integrated circuits. These solutions enable Entegris’ customers to protect their investment in work-in-process and finished devices by facilitating the safe handling, purity and precision processing of the critical materials used in their manufacturing processes.

With more than 10,000 standard and customized products, Entegris believes it provides the most comprehensive portfolio of materials integrity management products and services to the microelectronics industry. Entegris’ materials integrity management products include wafer shippers, wafer transport and process carriers, standard mechanical interface pods and work-in-process boxes. Entegris’ fluid handling products, such as valves, fittings, tubing, pipe, fluid measuring and control products and containers, assure the consistent and safe delivery and storage of sophisticated chemicals between chemical manufacturers and manufacturers’ point-of-use.

Entegris provides a full range of materials integrity management services across its range of served markets, including the semiconductor, data storage and other markets. Its comprehensive service offering includes product cleaning, certified reuse, on-site and off-site product maintenance and recycling for its wafer, device and disk-handling products. Entegris’ outsourced materials integrity management services provides it with a recurring revenue opportunity, while enabling its customers to better focus on their core competencies.

Entegris sells its products worldwide to more than 1,000 customers, who represent a broad base of leading suppliers to the microelectronics industry. Entegris’ customers in the semiconductor industry include wafer manufacturers, chemical suppliers, equipment manufacturers, device manufacturers and assemblers.

Entegris provides its customers with a worldwide network of sales and support personnel, who enable Entegris to offer local service to its global customer base and facilitate the timely and cost-effective delivery of its products.

Entegris has approximately 1,800 full-time employees worldwide, excluding temporary workers. Entegris’ executive offices are located at 3500 Lyman Boulevard, Chaska, Minnesota 55318 and can be reached at (952) 556-3131. Entegris also maintains a website at www.entegris.com.

Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Entegris is incorporated by reference or set forth in Entegris’ Annual Report on Form 10-K for the fiscal year ended August 28, 2004, which is incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 149.

INFORMATION ABOUT MYKROLIS

Mykrolis is a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used to precisely measure, deliver, control and purify the process liquids, gases and chemicals that are used in the semiconductor manufacturing process. Mykrolis’ products are also used to manufacture a range of other products, such as flat panel displays, high purity chemicals, photoresists, solar cells, gas lasers, optical and magnetic storage devices and fiber optic cables. Mykrolis offers a diverse product line, grouped in 450 product categories, including both consumable products and equipment products. Mykrolis sells its products worldwide through a direct sales force and through distributors in selected regions.

Mykrolis Corporation was formed in 2000 in connection with the spin-off by Millipore Corporation of its microelectronics business unit (the spin-off was completed in February 2002). Mykrolis has approximately 926 full-time employees worldwide, excluding temporary workers. Mykrolis’ executive offices are located at 129 Concord Road, Billerica, Massachusetts 01821 and can be reached at (978) 436-6500. Mykrolis also maintains a website at www.mykrolis.com.

Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Mykrolis is incorporated by reference or set forth in Mykrolis’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, which is incorporated in this joint proxy statement/prospectus by reference, or is set forth in “Other Matters To Be Considered at the Mykrolis Special Meeting in Lieu of Annual Meeting” beginning page 131. Stockholders desiring copies of the Annual Report on Form 10-K/A and such other documents may contact Mykrolis at its address or telephone number indicated above.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are presented to illustrate the effects of the merger on the historical financial position and operating results of Entegris and Mykrolis after giving effect to the merger as a purchase of Mykrolis by Entegris using the purchase method of accounting, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results of operations of Entegris that would have occurred had the merger been consummated as of the dates indicated. In addition, the pro forma condensed combined financial statements are not necessarily indicative of the future financial condition or operating results of Entegris.

The following unaudited pro forma condensed combined balance sheet as of February 26, 2005 is presented to give effect to the proposed merger as if it occurred on February 26, 2005 and, due to different fiscal period ends, combines the historical consolidated balance sheet for Entegris at February 26, 2005 and the historical consolidated balance sheet of Mykrolis at December 31, 2004.

The unaudited pro forma condensed combined statements of operations for the year ended August 28, 2004 and the six months ended February 26, 2005 are presented as if the merger had taken place on August 31, 2003. Due to different fiscal period ends, the unaudited pro forma condensed combined statement of operations for the year ended August 28, 2004 combines the historical results of Entegris for the year ended August 28, 2004 and the historical results of Mykrolis for the twelve months ended July 3, 2004. The unaudited pro forma condensed combined statement of operations for the six months ended February 26, 2005 combines the historical results of Entegris for the six months ended February 26, 2005 and the historical results of Mykrolis for the six months ended December 31, 2004.

The historical results of Mykrolis for the twelve months ended July 3, 2004 contained in the unaudited pro forma condensed combined statement of operations have been derived from Mykrolis’ audited consolidated statement of operations for the year ended December 31, 2003 and Mykrolis’ unaudited consolidated statements of operations for the six months ended June 28, 2003 and July 3, 2004. The historical results of Mykrolis for the six months ended December 31, 2004 contained in the unaudited pro forma condensed combined statement of operations have been derived from Mykrolis’ audited consolidated statement of operations for the year ended December 31, 2004 and Mykrolis’ unaudited consolidated statement of operations for the six months ended July 3, 2004.

The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and identifiable intangible assets of Mykrolis acquired in connection with the merger, based on their respective estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made until after the completion of the merger, will be based on the actual net tangible and identifiable intangible assets of Mykrolis that exist as of the date of completion of the merger.

These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to intangible assets with finite lives may change significantly, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

Further, the unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities that may result from integration activities, as management of Entegris and Mykrolis are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to Mykrolis employees, costs of vacating some facilities of Mykrolis, or other costs associated with exiting activities of Mykrolis that would affect amounts in the pro forma financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, Entegris may incur significant restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs related to Entegris employees, costs of vacating some facilities of Entegris, or other costs associated with exiting activities of Entegris. Any such restructuring charges would be recorded as an expense in the consolidated statement of operations of Entegris in the period in which they were incurred.

The unaudited pro forma operating data and balance sheet data set forth below are not necessarily indicative of the results that actually would have been achieved had the proposed merger been consummated on August 31, 2003 for the operating data and as of February 26, 2005 for the balance sheet data, or that may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF FEBRUARY 26, 2005

(In thousands)

	Entegris	Mykrolis	Adjustment		Pro Forma
ASSETS
Current assets:
Cash	$42,429	$88,185			$130,614
Short-term investments and marketable securities	111,650	42,228			153,878
Accounts receivable, net	65,878	62,456	$(1,102	)(n)	127,232
Inventories	42,930	41,835	23,135	(k)	107,190
			(710	)(o)
Deferred income taxes	8,145	1,517	(1,517	)(d)	24,438
			16,293	(m)
Other current assets	4,041	2,834			6,875

Total current assets	275,073	239,055	36,099		550,227

Restricted cash and other investments	2,515	1,502			4,017
Property, plant and equipment, net	95,036	65,564	(8,192	)(l)	152,408
Deferred income taxes	—	5,050	(5,050	)(d)	—
Goodwill	70,212	24,148	(24,148	)(a)	383,438
			313,226	(h)
Other intangible assets, net	23,168	8,867	(8,867	)(b)	102,968
			79,800	(g)
Other assets	2,534	6,782			9,316

Total assets	$468,538	$350,968	$382,868		$1,202,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of capital leases and long-term debt	$6,859	$54			$6,913
Accounts payable	12,520	14,887	(1,102	)(n)	26,305
Accrued income taxes	2,341	19,944			22,285
Accrued expenses	30,659	32,904	$7,245	(e)	78,224
			7,416	(f)

Total current liabilities	52,379	67,789	13,559		133,727

Long-term portion of capital leases and long-term debt	20,246	—			20,246
Deferred tax liabilities	11,052	—	9,184	(m)	20,236
Other liabilities	—	11,605			11,605
Minority interest	—	59			59
Shareholders’ equity:
Common stock	739	420	(420	)(c)	1,322
			583	(i)
Additional paid-in capital	156,497	351,518	(351,518	)(c)	805,563
			578,892	(i)
			54,278	(j)
			15,896	(t)
Retained earnings (deficit)	226,080	(71,858)	71,858	(c)	226,080
Deferred compensation expense	(3,526)	(7,630)	7,630	(c)	(21,535)
			(2,113	)(s)
			(15,896	)(t)
Accumulated other comprehensive income (loss)	5,071	(935)	935	(c)	5,071

Total shareholders’ equity	384,861	271,515	360,125		1,016,501

Total liabilities and shareholders’ equity	$468,538	$350,968	$382,868		$1,202,374

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED AUGUST 28, 2004

(in thousands, except per share amounts)

	Entegris	Mykrolis	Adjustments		Pro Forma
Net sales	$346,764	$246,562	$(5,200	)(r)	$588,126
Cost of goods sold	195,861	131,107	8,263	(p)	330,468
			(1,076	)(q)
			(5,075	)(r)
			183	(s)
			1,208	(t)
			(3	)(v)

Gross profit	150,903	115,455	(8,700)		257,658

Selling, general & administrative expenses	96,176	70,981	4,818	(p)	177,522
			(74	)(q)
			778	(s)
			6,019	(t)
			(1,176	)(v)
Engineering, research & development expenses	20,128	22,806	(21	)(q)	42,827
			355	(t)
			(441	)(v)
Other charges	—	266			266

Total operating expense	116,304	94,053	10,258		220,615

Operating income	34,599	21,402	(18,958)		37,043
Interest income, net	(283)	—			(283)
Other income, net	(1,035)	(1,305)			(2,340)

Income before income taxes and other items	35,917	22,707	(18,958)		39,666

Income tax expense (benefit)	11,134	5,211	(4,360	)(u)	11,985
Equity in net loss of affiliate	13	—			13

Net income	$24,770	$17,496	$(14,598)		$27,668

Shares outstanding
Basic	72,957	40,683			129,506
Diluted	76,220	42,415			135,177

Earnings per share
Basic	$0.34	$0.43			$0.21
Diluted	$0.32	$0.41			$0.20

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED FEBRUARY 26, 2005

(in thousands, except per share amounts)

	Entegris	Mykrolis	Adjustments		Pro Forma
Net sales	$175,678	$145,380	$(2,499	)(r)	$318,559
Cost of goods sold	103,884	77,435	4,132	(p)	182,765
			(538	)(q)
			(2,483	)(r)
			79	(s)
			258	(t)
			(2	)(v)

Gross profit	$71,794	$67,945	(3,945)		135,794

Selling, general & administrative expenses	$48,977	$37,012	2,309	(p)	89,386
			(37	)(q)
			335	(s)
			1,287	(t)
			(497	)(v)
Engineering, research & development expenses	9,089	12,886	(11	)(q)	21,504
			76	(t)
			(536	)(v)
Other charges (reversals)	—	(125)			(125)

Total operating expenses	58,066	49,773	2,926		110,765

Operating income	13,728	18,172	(6,871)		25,029
Interest income, net	(636)	—			(636)
Other expense (income), net	366	(1,410)			(1,044)

Income before income taxes and other items	13,998	19,582	(6,871)		26,709

Income tax expense	3,699	4,693	313	(u)	8,705
Equity in net loss of affiliate	85	—			85

Net income	$10,214	$14,889	$(7,184)		$17,919

Shares outstanding
Basic	73,304	41,781			131,380
Diluted	75,247	42,887			134,860

Earnings per share
Basic	$0.14	$0.36			$0.14
Diluted	$0.14	$0.35			$0.13

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

1. Basis of Pro Forma Presentation

On March 21, 2005, Entegris and Mykrolis entered into a definitive merger agreement under which Entegris will merge with and into Eagle DE, Inc., its wholly owned subsidiary (which we refer to in this joint proxy statement/prospectus as “Entegris Delaware”), and Mykrolis will then merge with and into Entegris Delaware in a business combination to be accounted for using the purchase method. In connection with the mergers, Entegris Delaware will be renamed Entegris, Inc. The total estimated purchase price of $641.0 million includes the issuance of Entegris Delaware common stock valued at $579.5 million, assumed stock options with a fair value of $54.3 million and estimated direct transaction costs of Entegris of $7.2 million.

The unaudited pro forma condensed combined financial statements assume the issuance in the merger of approximately 58.3 million shares of Entegris Delaware common stock, based on an exchange ratio of 1.39 shares of Entegris Delaware common stock for each outstanding share of Mykrolis common stock as of March 21, 2005. The average market price per share of Entegris common stock of $9.94 is based on an average of the closing market price of Entegris common stock for the period beginning two trading days before and ending two trading days after the merger agreement was announced. The actual number of shares of Entegris Delaware common stock to be issued will be determined based on the actual number of shares of Mykrolis common stock outstanding immediately prior to the completion of the merger.

Under the terms of the merger agreement, each outstanding option to purchase Mykrolis common stock will be assumed by Entegris Delaware and converted into an option to purchase Entegris Delaware common stock. Under the terms of the merger agreement, Entegris Delaware will assume Mykrolis stock options to purchase approximately 6.8 million shares of Mykrolis common stock (which will be converted into options to acquire approximately 9.4 million shares of Entegris Delaware common stock), based on outstanding Mykrolis stock options as of March 21, 2005. The fair value of the outstanding options of $54.3 million was determined using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 75%; risk-free interest rate of 2.5%; expected life of 4.0 years; and dividend yield of zero. The actual number of stock options to be assumed will be determined based on the actual number of Mykrolis stock options outstanding immediately prior to the completion of the merger. In accordance with the terms of Mykrolis’ equity-based plans and related agreements, all of Mykrolis’ outstanding options will vest prior to or upon consummation of the merger, with the exception of options held by certain members of Mykrolis’ management.

In connection with the merger, it is anticipated that Entegris Delaware will issue an aggregate of 1.6 million shares of restricted stock to certain officers and employees. The estimated value of the restricted stock is $15.9 million. These restricted stock awards would vest 37.5% on December 31, 2005, and an additional 5.21% on the last business day of each of the first 12 fiscal quarters of Entegris Delaware following the completion of the merger. The unaudited pro forma condensed combined statements of operations include compensation expense based on the aforementioned vesting schedule.

Intercompany balances or transactions between Entegris and Mykrolis were eliminated. No pro forma adjustments were required to conform Mykrolis’ accounting policies to Entegris’ accounting policies. Certain reclassifications have been made to conform Mykrolis’ historical amounts to Entegris’ presentation.

Management of Entegris is currently overseeing a valuation to determine the fair values of a significant portion of Mykrolis’ assets. The preliminary work performed on the valuation has been considered in management’s estimates of the fair values reflected in these unaudited pro forma condensed combined financial statements. A final determination of these fair values, which cannot be made prior to the completion of the merger, will include management’s consideration of a final valuation. This final valuation will be based on the actual net tangible and intangible assets of Mykrolis that exist as of the date of completion of the merger.

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary because the merger has not yet been completed. The actual purchase price will be based on the shares

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

of Entegris Delaware common stock issued to Mykrolis stockholders and the options to purchase Mykrolis stock assumed by Entegris Delaware on the closing date of the merger. The final allocation of the purchase price will be based on Mykrolis’ assets and liabilities on the closing date.

The total preliminary estimated purchase price of the merger is as follows (in thousands):

Amount
Estimated fair value of Entegris Delaware common stock issued to Mykrolis stockholders	$579,475
Estimated fair value of assumed Mykrolis stock options	54,278
Estimated direct transaction fees and expenses of Entegris	7,245

Total preliminary estimated purchase price	$640,998

Under the purchase method of accounting, the total preliminary estimated purchase price as shown in the table above is allocated to Mykrolis’ tangible and intangible assets and liabilities based on their estimated fair values as of the date of completion of the merger. The total preliminary estimated purchase price is allocated as follows (in thousands):

	Amount	First year charges (credits)		Estimated useful life
Net tangible assets	$238,750	$(1,171	)(1)	n/a
		23,135	(2)	n/a
Current deferred tax assets	16,293
Identifiable intangible assets
Developed technology	42,300	8,263		4-6 years
Trademarks and trade names	9,500	1,838		4-8 years
Customer relationships	28,000	2,980		1-10 years
Goodwill	313,226			n/a
Non-current deferred tax liability	(9,184)			n/a
Deferred stock-based compensation	2,113	778	(3)	4 years
In-process research and development	—			n/a

Total preliminary estimated purchase price allocation	$640,998

(1)	Relates to the net decrease in depreciation expense resulting from the adjustment to fair value of the fixed assets.
(2)	Reflects an increase in cost of goods sold of $23.1 million related to the revaluation of certain inventory to fair value. This charge is non-recurring and as such is not reflected in the unaudited pro forma condensed combined statements of operations.
(3)	Relates to compensation expense associated with unvested stock options assumed.

A preliminary estimate of $238.8 million has been allocated to net tangible assets acquired and $79.8 million has been allocated to identifiable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the identifiable intangible assets are reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

Identifiable intangible assets. Of the total estimated purchase price, $79.8 million has been allocated to developed technology, trademarks and trade names and customer relationships. The developed technology relates primarily to Mykrolis’ 142 issued and enforceable U.S. patents, 232 issued and enforceable foreign patents,

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

including counterparts to U.S. filings, 105 pending U.S. patent applications, 24 pending filings under the Patent Cooperation Treaty not yet nationalized and 320 pending foreign patent applications. All of Mykrolis’ technologies as of the transaction date were considered to be fully developed. This adjustment is preliminary and is based on Entegris management’s estimates. The amount ultimately allocated to identifiable intangible assets may differ materially from this preliminary allocation. A $5.0 million increase or decrease in value allocated to the amortizable intangible assets would increase or decrease annual amortization by approximately $0.8 million.

Identification and allocation of value to the identified intangible assets was based on the provisions of SFAS No. 141. The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the “income” approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition, eventual development of new technologies and market competition.

Amounts allocated to the identifiable intangible assets are expected to be amortized over a life of four to ten years. The estimates of expected useful lives are based on guidance from SFAS No. 141 and take into consideration the effects of competition, product lives and possible obsolescence. The useful lives of developed technology, and trademarks and trade names are based on the number of years in which net cash flows have been projected. The useful lives of customer relationships was estimated based upon Mykrolis’ established and long-standing customer relationships with its major customers and the number of years in which net cash flows have been projected.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

•	Mykrolis historical operating margins

•	Mykrolis market share and growth

•	Trends in technology

•	The nature and expected timing of new product introductions by Mykrolis and its competitors.

Goodwill. Of the total estimated purchase price, approximately $313.2 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS No. 142, goodwill resulting from business combinations will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter as of which the determination is made. A comprehensive overview of Mykrolis’ business was conducted to identify all intangible assets that meet the criteria for recognition as an asset apart from goodwill as proscribed in SFAS No. 141. Each identified intangible asset was valued using an appropriate methodology that recognized its overall contribution to the enterprise, along with its remaining economic life. Goodwill was calculated on a residual basis considering the overall purchase price less the fair value of the working capital, tangible, and identified intangible assets. This residual goodwill calculation represents the acquired going concern value of the enterprise, including the expected synergies and other intrinsic benefits of the merger associated with the enhanced strategic and market position of the combined company; the increased volume, geographical expansion and diversity of operations, product lines, served markets and customers that could be achieved by the merger; and the opportunity for the combined company to combine complementary technologies to produce a more extensive set of products and services for its customers.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

Net deferred tax assets and liabilities. The net current deferred tax assets and the deferred tax liabilities reflect the estimated tax effect related to the differences between the value of assets and liabilities for financial statement purposes and their basis for tax purposes under purchase accounting. This determination is preliminary and subject to change based upon management’s final valuation of the fair values of assets acquired.

In-process research and development. Of the total estimated purchase price, no amount was allocated to in-process research and development. Accordingly, no amount will be charged to expense in connection with in-process research and development in the period during which the merger is completed.

2. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to Mykrolis’ net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets, to eliminate intercompany balances and transactions between Entegris and Mykrolis, and to record the related income tax effect of these adjustments.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) To eliminate Mykrolis’ historical goodwill

(b) To eliminate Mykrolis’ historical intangible assets

(c) To eliminate Mykrolis’ equity accounts

(d) To eliminate historical deferred tax liabilities

(e) To record Entegris’ estimated direct costs of the transaction

(f) To record Mykrolis’ estimated direct costs of the transaction

(g) To record the fair value of Mykrolis’ identifiable intangible assets

(h) To record goodwill

(i) To record the fair value of Entegris shares exchanged in the transaction

(j) To record the fair value of Mykrolis stock options assumed

(k) To adjust Mykrolis’ inventory to fair value less selling profit. This adjustment will result in an increase in cost of products upon the sale of the related inventory. This increase in costs is non-recurring and accordingly is not reflected in the pro forma condensed combined statements of operations

(l) To adjust Mykrolis’ property, plant and equipment to fair value

(m) To record the deferred tax assets and liabilities associated with the difference in the basis of certain assets and liabilities between book and tax

(n) To eliminate intercompany receivables and payables

(o) To eliminate intercompany profit in Mykrolis’ inventory

(p) To record amortization of intangible assets

(q) To record the change in depreciation expense of fixed assets as a result of adjustment to fair value

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(r) To eliminate intercompany sales, related cost of goods sold and change in intercompany profit held in inventory

(s) To record amortization of deferred stock-based compensation expense associated with unvested Mykrolis stock options assumed

(t) To record issuance of, and compensation expense associated with, restricted stock

(u) To adjust the Mykrolis tax rate to an estimated effective tax rate and to record income tax expense (benefit) associated with other pro forma adjustments

(v) To eliminate Mykrolis’ historical amortization expense of its amortizable intangible assets

3. Deferred Stock-Based Compensation.

At the effective time of the merger, each outstanding option to purchase shares of Mykrolis common stock will be assumed by Entegris and each Mykrolis stock option will constitute an option to acquire Entegris common stock with appropriate adjustment in exercise price and number of shares. The estimated intrinsic value of the unvested Mykrolis stock options assumed represents deferred stock-based compensation of $2.1 million and is included in the allocation of purchase price. This value was calculated as the difference between the average of the quoted closing market price of Entegris stock for the period beginning two days before and ending two days after the merger agreement was announced and the exercise price of the assumed unvested Mykrolis stock options. The deferred compensation associated with the unvested Mykrolis stock options will be amortized over the remaining vesting period of the stock options.

Also, at the effective time of the merger, it is contemplated that Entegris will issue 1.6 million shares of restricted common stock to officers of Entegris (including former officers of Mykrolis who will become officers of Entegris) valued at an estimated $15.9 million. The estimated intrinsic value of such stock was calculated as the average of the quoted closing market price of Entegris stock for the period beginning two days before and ending two days after the merger agreement was announced. The deferred compensation associated with the restricted stock will be amortized over the vesting period of the restricted stock.

4. Pro Forma Earnings Per Share

Pro forma basic earnings per share is based on the number of shares of Entegris common stock used in computing basic earnings per share and the weighted average number of shares of Mykrolis common stock outstanding multiplied by the exchange ratio of 1.39.

Pro forma diluted earnings per share is based on the number of shares of Entegris common stock used in computing diluted net income per share plus the weighted average number of shares of Mykrolis common stock outstanding multiplied by the exchange ratio of 1.39 and the potential dilution from assumed dilutive stock options (using the treasury stock method).

DESCRIPTION OF ENTEGRIS DELAWARE’S CAPITAL STOCK

The following is a summary of the material terms of the capital stock of Entegris Delaware. Because it is only a summary, it is not meant to be complete and does not contain all of the information that may be important to you. Accordingly, for a complete description of the rights and preferences of Entegris Delaware’s capital stock, you should carefully read the full copies of Entegris Delaware’s proposed certificate of incorporation and bylaws attached as Annex C-1 and Annex D to this joint proxy statement/prospectus, the certificate of incorporation without classified board provisions attached as Annex C-2 hereto, and the applicable provisions of the Delaware General Corporation Law. See “Where You Can Find More Information” beginning on page 149.

If Entegris’ reincorporation from a Minnesota corporation to a Delaware corporation and the merger are approved and adopted at the Entegris stockholder meeting, Entegris’ stockholders, whose rights are currently governed by Minnesota law and Entegris’ articles of incorporation and bylaws, will become stockholders of Eagle DE, Inc., a Delaware corporation, which we refer to in this joint proxy statement/prospectus as Entegris Delaware. Accordingly, following completion of the reincorporation, the rights of Entegris Delaware’s stockholders will be governed by Delaware law and Entegris Delaware’s certificate of incorporation and bylaws. For more information on certain differences in the rights of stockholders that arise from distinctions between Minnesota law and Delaware law, as well as from differences between Entegris’ articles of incorporation and bylaws and the certificate of incorporation and bylaws proposed for Entegris Delaware, see “Comparison of Rights of Stockholders” beginning on page 120.

How Entegris Delaware’s certificate of incorporation and bylaws will read at the time of the reincorporation depends on whether or not proposal 3 to be presented at the Entegris stockholder meeting is approved. If proposal 3 is approved, the certificate of incorporation will read as set forth in Annex C-1 to this joint proxy statement/prospectus and the bylaws will read as set forth on Annex D to this joint proxy statement/prospectus. If proposal 3 is not approved, the certificate of incorporation will read as set forth on Annex C-2 to this joint proxy statement/prospectus and the bylaws attached as Annex D to this joint proxy statement/prospectus will be amended by the board of directors of Entegris Delaware to remove the classified board provisions and include provisions that are substantially similar to Article IX set forth in Annex C-2 but will otherwise read as set forth on Annex D. The following discussion assumes the approval of the reincorporation proposal and the classified board proposal and that the certificate of incorporation of Entegris Delaware attached as Annex C-1 and the bylaws of Entegris Delaware attached as Annex D to this joint proxy statement/prospectus are currently in effect.

Authorized Capital Stock

Under Entegris Delaware’s certificate of incorporation, the authorized capital stock of Entegris Delaware is 405,000,000 shares, consisting of 400,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Entegris Delaware Common Stock

In connection with the reincorporation merger, each share of Entegris Delaware common stock owned by Entegris will be cancelled and will cease to exist, and each share of Entegris common stock will be automatically converted into one share of Entegris Delaware common stock. As of the close of business on June 27, 2005, there were 74,083,002 shares of Entegris common stock outstanding.

The holders of Entegris Delaware common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have the right to cumulate votes in elections of directors. Holders of Entegris Delaware common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of Entegris Delaware’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all Entegris Delaware’s assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Entegris Delaware common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Entegris Delaware common stock.

The transfer agent and registrar for Entegris Delaware’s common stock will be Wells Fargo Bank Minnesota, N.A. at the time of the reincorporation.

Entegris Delaware Preferred Stock

Entegris Delaware’s certificate of incorporation authorizes Entegris Delaware’s board of directors to issue up to 5,000,000 shares of preferred stock without any vote or action by Entegris Delaware stockholders. Entegris Delaware’s board of directors may issue preferred stock in one or more series and determine the rights, preferences, privileges and restrictions granted or imposed upon any series of preferred stock, and the number of shares constituting each series. The preferred stock that can be authorized by Entegris Delaware’s board of directors could have preference over Entegris Delaware common stock with respect to dividends and other distributions and upon Entegris Delaware’s liquidation. In addition, the voting power of Entegris Delaware outstanding common stock may become diluted in the event that the board of directors issues preferred stock with voting rights.

Options

As of the close of business on June 27, 2005, there were outstanding options to purchase an aggregate of 8,664,956 shares of Entegris common stock at a weighted average exercise price of $7.20 per share, and restricted stock units convertible into 22,729 shares of Entegris common stock. As of the close of business on June 27, 2005, 4,110,144 additional shares of Entegris common stock were reserved for future issuance under Entegris’ stock-based employee compensation plans.

Pursuant to the reincorporation merger agreement, upon the consummation of the reincorporation, each outstanding option to purchase shares of Entegris common stock and each restricted stock unit that may be surrendered for Entegris common stock that has been granted under any stock-based employee compensation plan of, or other arrangement with, Entegris will become an option or restricted stock unit, as the case may be, for the same number of shares Entegris Delaware common stock, subject to the same vesting schedule, forfeiture provisions and exercise price (if applicable).

Stockholder Rights Plan

Entegris Delaware expects that prior to the merger its board, as required by the merger agreement, will adopt a stockholder rights plan comparable to the existing Mykrolis stockholder rights plan, but with such modifications as the board of Entegris Delaware shall deem advisable. Entegris Delaware expects that pursuant to the contemplated stockholder rights plan, Entegris Delaware would declare a dividend shortly following the consummation of the merger to its stockholders of record on the date following the date of the merger of the right to initially purchase Entegris Delaware common stock or preferred stock that is structured as a common stock equivalent at a price per share or common stock equivalent, substantially in excess of the market price of Entegris Delaware common stock immediately following the merger, to be established by the Entegris Delaware board of directors prior to the merger. The Entegris Delaware rights would be attached to the shares of Entegris Delaware common stock until certain triggering events occur. As is the case under the Mykrolis stockholder rights plan, Entegris Delaware contemplates that the rights would be triggered by the acquisition by a person or group (an acquiring person, as defined in the Entegris Delaware stockholder rights plan), other than Entegris Delaware or any of Entegris Delaware’s subsidiaries or employee benefit plans, of 15% or more of the outstanding shares of Entegris Delaware common stock. In such event, the holder of a right paying the exercise price would be able to purchase, instead of one share of common stock or a fraction of a share of preferred stock, a number of shares of common stock of Entegris Delaware having a market value equal to twice the exercise price. In the event of certain mergers and similar transactions involving Entegris Delaware, shares of the other party to the transaction or its parent could be purchased at half of the market price of such shares by holders of the rights, as is the case under the Mykrolis stockholder rights plan. The Entegris Delaware rights would be redeemable by Entegris Delaware for $0.01 and would expire ten years after the record date for the rights dividend. An acquiring person would not be permitted to exercise an Entegris Delaware right. The intended effect of the stockholder rights plan would be to deter any person or group from becoming an acquiring person before the rights are redeemed because the ability of all rights holders other than the acquiring person to purchase shares of common stock at half price would substantially dilute the economic value and voting power of the acquiring person’s shares.

Anti-Takeover Effects of Provisions of Entegris Delaware’s Certificate of Incorporation, Bylaws, Stockholder Rights Plan and Delaware Law

Certificate of Incorporation and Bylaws

Entegris Delaware’s proposed certificate of incorporation provides that Entegris Delaware’s board of directors may issue, without stockholder action, up to 5,000,000 shares of preferred stock with voting or other rights. The rights of the holders of Entegris Delaware common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of Entegris Delaware without further action by the Entegris Delaware common stockholders and may adversely affect the voting and other rights of the holders of Entegris Delaware common stock. Under the contemplated Entegris Delaware stockholder rights plan, shares of preferred stock may be issued in certain events.

Entegris Delaware’s certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. This precludes stockholders from waging a proxy contest by written action. Moreover, Entegris Delaware’s bylaws provide that special meetings of stockholders, unless otherwise required by law, may be called only by the board of directors, chairman of the board of directors, or the chief executive officer. The combination of precluding stockholder actions by written consent and limiting the persons who may call a special meeting decreases the likelihood that stockholders can wage a proxy contest except in connection with an annual meeting of stockholders.

Entegris Delaware’s certificate of incorporation also provides that any amendments to the bylaws and specified amendments to the certificate of incorporation relating to the inability of stockholders to act by written action and the limitation upon who may call a special meeting of stockholders require the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of Entegris Delaware issued and outstanding and entitled to vote generally in the election of the directors. In addition, vacancies and newly created directorships resulting from any increase in the size of Entegris Delaware’s board of directors may be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum is present. These provisions could hinder stockholders in attempts to remove incumbent directors and fill the resulting vacancies with their own nominees.

For a description of the anti-takeover effects of the classified board proposal, see “The Classified Board Proposal—Reasons for and Effects of the Classified Board Proposal” beginning on page 76.

These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of Entegris Delaware management and could have the effect of discouraging others from making tender offers for Entegris Delaware shares or other acquisitions of Entegris Delaware. Consequently, they also may inhibit fluctuations in the market price of Entegris Delaware shares that could result from actual or rumored takeover attempts.

Stockholder Rights Plan

Entegris Delaware’s contemplated stockholder rights plan will be designed to protect and maximize the value of Entegris Delaware’s outstanding equity interests in the event of an unsolicited attempt to acquire the company in a manner or on terms not approved by the board of directors and that prevent stockholders from realizing the full value of their shares of Entegris Delaware’s common stock. Its purposes will be to deter those takeover attempts that the board believes are undesirable, to give the board more time to evaluate takeover proposals and consider alternatives, and to increase the board’s negotiating position to maximize value in the event of a takeover. The rights issued pursuant to the plan are not intended to prevent all takeovers of Entegris Delaware.

However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Entegris Delaware. The rights may cause substantial dilution to a person or group that attempts to acquire Entegris Delaware on terms or in a manner not approved by the board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights with respect to which the condition is satisfied.

Delaware Law

Entegris Delaware is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (who was not an interested stockholder before Entegris Delaware becomes a publicly held corporation) for a period of three years after the date that the person became an interested stockholder (the “interested date”) unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved by the board of directors prior to the interested date or the business combination is approved after the interested date by the board and the holders of two-thirds of the corporation’s outstanding voting shares, excluding any shares held by the interested stockholder, at an annual or special meeting. Generally, a “business combination” includes a merger, certain asset or stock sales or other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Entegris Delaware, including proposed transactions in which holders of Entegris Delaware common stock would receive a premium to the market price of the stock in exchange for their shares.

Entegris is currently subject to the anti-takeover provisions of the Minnesota Business Corporation Act. For a comparison of these Minnesota anti-takeover provisions with Section 203 of the Delaware General Corporation Law, see “Comparison of Rights of Stockholders” beginning on page 120.

COMPARISON OF RIGHTS OF STOCKHOLDERS

Entegris is a Minnesota corporation subject to the provisions of the Minnesota Business Corporation Act (or MBCA). If the reincorporation of Entegris from a Minnesota corporation to a Delaware corporation is approved by the Entegris stockholders (and the merger is approved by such stockholders and the stockholders of Mykrolis), the Entegris stockholders, whose rights are currently governed by the MBCA and Entegris’ articles of incorporation and bylaws, will become stockholders of Entegris Delaware governed by the Delaware General Corporation Law (or DGCL) and the certificate of incorporation and bylaws of Entegris Delaware. Certain differences in the rights of stockholders arise from distinctions between the MBCA and the DGCL, as well as from differences between the charter documents of Entegris and Entegris Delaware.

Mykrolis is a Delaware corporation subject to the provisions of the DGCL. Since the merger will not be completed until after the reincorporation, Mykrolis stockholders will continue to be governed by the DGCL both before and after the merger, but following the merger, the rights of such stockholders will be governed by the certificate of incorporation and bylaws of Entegris Delaware instead of the certificate of incorporation and bylaws of Mykrolis.

Set forth below is a summary comparison of the rights Entegris stockholders currently have under the MBCA and Entegris’ articles of incorporation and bylaws and the rights such stockholders would have following the merger under the DGCL and Entegris Delaware’s certificate of incorporation and bylaws (assuming for this purpose that the classified board proposal is also approved). The following discussion and summary comparison assume the approval of the reincorporation proposal and the classified board proposal and that the certificate of incorporation of Entegris Delaware attached as Annex C-1 and the bylaws of Entegris Delaware attached as Annex D to this joint proxy statement/prospectus are currently in effect.

Since Mykrolis stockholders will continue to be governed by the DGCL as stockholders of Entegris Delaware, the only differences in the rights of such stockholders following the merger would be attributable to differences between the Mykrolis certificate of incorporation and bylaws and the Entegris Delaware certificate of incorporation and bylaws. Because the Entegris Delaware certificate of incorporation and bylaws were modeled on the Mykrolis certificate of incorporation and bylaws, however, these differences are minimal. The principal differences between the Mykrolis charter documents and the Entegris Delaware charter documents are as follows:

1. The Entegris Delaware certificate of incorporation authorizes 400,000,000 shares of common stock (to reflect the combination of Entegris and Mykrolis), whereas the Mykrolis certificate of incorporation authorizes only 250,000,000 shares of common stock;

2. The provision of the Entegris Delaware certificate of incorporation which requires a 75% supermajority vote of the stockholders to amend the bylaws was conformed to other provisions of the certificate of incorporation which require a supermajority vote of the stockholders for action in order to clarify that, consistent with Section 242(b)(4) of the DGCL, such provision may be amended only by the same 75% supermajority vote that is necessary to amend the bylaws;

3. The Entegris Delaware certificate of incorporation omits various obsolete provisions contained in the Mykrolis certificate of incorporation relating to Mykrolis’ relationship with its former parent company;

4. Provisions relating to the indemnification of officers and directors contained in the Mykrolis certificate of incorporation have been relocated to the Entegris Delaware bylaws and revised in certain respects that remain substantively similar to the provisions in Mykrolis’ certificate of incorporation; and

5. Provisions of the Mykrolis certificate of incorporation which specifically authorize the Mykrolis board to consider factors beyond price in evaluating tender or exchange offers for the corporation’s equity securities have been omitted from the Entegris Delaware certificate of incorporation.

The foregoing comparison of rights of Mykrolis stockholders before and after the merger and the comparison below of the rights of Entegris stockholders before and after the reincorporation merger and the merger are not intended to be a complete or exhaustive statement of all differences or similarities affecting the rights of such stockholders. The identification of certain differences or similarities is not meant to indicate that other differences do not exist.

For additional information regarding the specific rights of holders of Entegris Delaware’s capital stock, please see “Description of Entegris Delaware Capital Stock” beginning on page 116. Please also carefully read the relevant provisions of the MBCA and the DGCL, as well as the articles of incorporation and bylaws of Entegris, which are attached as Exhibits 3.3 and 3.4 to the Form S-4 registration statement of which this joint proxy statement/prospectus is a part, the certificate of incorporation and bylaws of Mykrolis, which are incorporated by reference into this joint proxy statement/prospectus, and the certificate of incorporation and bylaws of Entegris Delaware, including the proposed classified board of directors provisions, which are attached as Annex C-1 and Annex D to this joint proxy statement/prospectus. Please see “Where You Can Find More Information.” The discussion above and below is qualified in its entirety by reference to the foregoing documents.

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
General:	The rights of Entegris Delaware stockholders are governed by Delaware law and Entegris Delaware’s certificate of incorporation and bylaws.	The rights of Entegris stockholders are governed by Minnesota law and Entegris’ articles of incorporation and bylaws.

Class of Common Stock:	Entegris Delaware has only one class of common stock authorized or outstanding.	Entegris has only one class of common stock authorized or outstanding.

Preferred Stock:	Entegris Delaware would be authorized to issue up to 5,000,000 shares of preferred stock in series, each for a number of shares as the board may determine and each having powers, rights (including voting rights), and preferences (including preferences with respect to dividends and upon liquidation) that are determined by the board. However, no preferred stock of Entegris Delaware is currently issued, and the board has not designated any series of preferred stock or established the powers, rights and preferences of any such series.	Entegris is not authorized to issue any preferred stock.

Number of Authorized Shares:	Entegris Delaware would have 400,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock.	Entegris has 200,000,000 authorized shares of common stock.

Voting Stock:	The outstanding voting securities of Entegris Delaware are shares of common stock with one vote each.	The outstanding voting securities of Entegris are shares of common stock with one vote each.

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
Number of Directors:	Entegris Delaware’s certificate of incorporation and bylaws provide that the number of directors is fixed by resolution of the board, but in no event shall be less than three. Entegris Delaware contemplates that, as provided in the merger agreement, at the effective time of the merger, it will have ten directors, five of whom are presently Entegris directors and five of whom are presently Mykrolis directors. The merger agreement also provides that the new board may approve an eleventh member after the effective time of the merger who is recommended by the chief executive officer and the chairman of Entegris Delaware and nominated by the nominating and governance committee of Entegris Delaware.	Entegris’ bylaws permit up to nine directors. Entegris’ bylaws provide that any change in the number of directors must be approved by holders of at least 51% of the voting power of the outstanding shares unless the change is approved by a majority of the board. Entegris presently has eight directors.

Classification of Board of Directors:	Assuming the proposed Entegris Delaware certificate of incorporation attached as Annex C-1 to this joint proxy statement/prospectus is approved at the Entegris special meeting, Entegris Delaware’s certificate of incorporation and bylaws, like those of Mykrolis, will provide that Entegris Delaware’s board of directors be divided into three classes, with the terms of office of one class of directors expiring each year, resulting in each class serving a staggered three-year term (except during the initial three-year period). The classes must be substantially equivalent in size.	Entegris’ stockholders voted in 2003 to discontinue its classified board at the 2004 annual meeting, and each director elected at and after that meeting is elected to serve a term that expires at the next regular annual meeting of stockholders and when a successor is elected and has qualified or at the time the director dies, resigns or is removed or disqualified. No continuing director had his term reduced as a result of this amendment, so three of the directors would be eligible to serve until 2006 unless they die, resign or are removed prior to that date.

Board Vacancies:	Under Entegris Delaware’s certificate of incorporation and bylaws, vacancies on the board would be filled only by a majority of the remaining directors, even if less than a quorum. A director replacing a predecessor director then serves for the unexpired term of the director being replaced unless the director dies, resigns or is removed before the end of the term. A director elected to fill a vacancy resulting from an increase in the number of directors serves until the next stockholder election of the class in which the director is chosen unless the director dies, resigns or is removed before the end of the term.	Under Entegris’ bylaws, vacancies on the board are filled by a majority of the remaining directors, even if less than a quorum. The director selected to fill the vacancy then serves until the next meeting of stockholders unless the director dies, resigns or is removed before the end of the term.

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
Removal of Directors:

Where a corporation does not have a classified board, Delaware law allows the removal of a director from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. Where a corporation has a classified board, however, removal is allowed only for cause unless the corporation’s certificate of incorporation provides otherwise.

Under Entegris Delaware’s certificate of incorporation and bylaws, the directors of Entegris Delaware may be removed only for cause, and removal for cause may only be effected by the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of Entegris Delaware entitled to vote for directors.

Minnesota law allows the removal of a director from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors or such higher percentage set forth in a corporation’s articles of incorporation.

Entegris’ bylaws provide that a vote of holders of at least 51% of the voting power of the outstanding shares is required to remove directors with or without cause, but that provision may not be enforceable because it is not in the articles of incorporation. If a director has been appointed to fill a vacancy and the stockholders have not subsequently elected directors, then the board under Minnesota law may remove that director by majority vote of those directors present at a meeting.

Cumulative Voting for Election of Directors:	Entegris Delaware’s certificate of incorporation does not provide for cumulative voting by stockholders, which means that a minority stockholder cannot be assured of electing any director.	Entegris’ articles of incorporation do not permit cumulative voting, which means that a minority stockholder cannot be assured of electing any director.

Stockholder Vote Required for Certain Extraordinary Actions:	Under Delaware law, the approval of a merger, consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of holders of a majority of the voting power of the outstanding stock entitled to vote on the matter.	Under Minnesota law, the approval of a merger, share exchange or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of holders of a majority of the voting power of the outstanding stock entitled to vote on the matter.

Notice of Stockholder Meetings:	Entegris Delaware’s bylaws require that written notice of meetings of stockholders, stating the place, date and hour, generally be given no less than 10 or more than 60 days before the meeting to each stockholder entitled to vote at the meeting.	Entegris’ bylaws require that notice of meetings of stockholders, stating the place, date and time, generally be given not less than 3 or more than 60 days before the meeting to each stockholder entitled to vote at the meeting.

Record Date:	Delaware law and Entegris Delaware’s bylaws provide that the board may fix a record date in advance, not more than 60 days or less than 10 days before a stockholder meeting, to determine the stockholders entitled to notice of a stockholder meeting and to vote at the meeting.	Entegris’ bylaws provide that the board of directors may fix a record date, not more than 60 days before a stockholder meeting, to determine the stockholders entitled to notice of a stockholder meeting and to vote at the meeting.

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
Quorum:	Entegris Delaware’s bylaws provide that the holders of a majority of the shares of capital stock of the corporation issued and outstanding and entitled to vote constitute a quorum.	Entegris’ bylaws provide that the holders of a majority of the voting power of Entegris’ outstanding voting shares constitute a quorum. Minnesota law and Entegris’ bylaws provide that if a quorum is present when a meeting is convened, action can be taken even if the withdrawal of stockholders originally present leaves less than what would otherwise constitute a quorum.

Stockholder Action by Written Consent:	Although Delaware law permits stockholder action by written consent without a meeting unless otherwise provided in the certificate of incorporation, Entegris Delaware’s certificate of incorporation does not permit stockholder action by written consent.	Minnesota law permits stockholder approval to be obtained by written action without a meeting only by unanimous consent of all holders of voting capital stock of the corporation.

Amendment of Charter:	Under Delaware law, the board of directors must approve any amendment to the certificate of incorporation. The amendment must also be approved by the affirmative vote of holders of a majority of the outstanding voting stock entitled to vote on the amendment and a majority of the outstanding stock of each class of stock entitled to vote on the amendment as a class, unless a higher vote is required by the certificate of incorporation or bylaws. A class of stock is generally entitled to class-voting rights under Delaware law regardless of the provisions of the certificate of incorporation if the amendment would increase or decrease the number of authorized shares of the class, increase or decrease the par value of the shares of the class, or alter the powers, preferences or special rights of the shares of the class so as to affect that class adversely. The class vote for increases in the number of shares in the class can, however, be eliminated by the certificate of incorporation. Entegris Delaware’s certificate of incorporation provides for the elimination of such vote for increases in the number of authorized shares of preferred stock, unless the resolutions of the board of directors creating any series of preferred stock otherwise provide.

Under Minnesota law, a resolution to amend the articles of incorporation may be made by a majority of the board of directors or by stockholders holding at least 3% of the voting power of all outstanding voting shares. An amendment to the articles must be approved by the affirmative vote of a majority of the voting power of the shares present and entitled to vote on the amendment unless a higher vote is required by the articles of incorporation.

Under Minnesota law, holders of each class or series of stock are entitled to class- or series-voting rights in connection with certain amendments to the articles of incorporation and certain transactions that would have the same effect as such amendments.

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
Under Entegris Delaware’s certificate of incorporation, certain changes to the certificate of incorporation must be approved by holders of at least 75% of the outstanding shares of voting stock, including amendments to the provisions relating to the number of directors, classifications of directors, removal of directors, filling vacancies on the board, calling special meetings of the stockholders and the prohibition on stockholder action by written consent in lieu of meetings.

Amendment of Bylaws:	Under Delaware law, the stockholders have the power to adopt, amend or repeal the bylaws. Delaware law provides that the board of directors may also adopt, amend or repeal the bylaws if such power is given to it in the certificate of incorporation. Entegris Delaware’s certificate of incorporation gives this power to the board of directors and provides that Entegris Delaware stockholders may not amend, alter or repeal the bylaws unless holders of at least 75% of the shares entitled to vote generally in the election of directors approve the amendment, alteration or repeal.

Minnesota law provides that the power to adopt, amend or repeal a corporation’s bylaws is vested in the board of directors. The power of the board of directors is subject to the right of stockholders holding at least 3% of the voting power of the outstanding shares to propose a resolution to adopt, amend or repeal the bylaws, which must be approved by the affirmative vote of holders of a majority of the shares present and entitled to vote at a meeting or such higher percentage as is provided in the articles of incorporation. No higher percentage is provided in Entegris’ articles of incorporation, but the corporation’s bylaws purport to require the vote of holders of at least 51% of the voting power of the corporation’s outstanding voting stock to adopt, amend or repeal bylaws relating to directors.

Under Minnesota law, only the stockholders may adopt, amend or repeal bylaws fixing a quorum for meetings of stockholders, prescribing procedures for removing directors or filling vacancies in the board of directors or fixing the number of directors or their classifications, qualifications or terms of office.

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
Dividends and Repurchase of Shares:	Under Delaware law, a corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the current fiscal year or the prior fiscal year. Even if the dividends are otherwise permitted to be paid out of net profits, they may not be paid unless the amount of capital of the corporation following the payment is not less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. A corporation may not repurchase its own shares if the capital of the corporation is impaired or if the repurchase would impair the capital of the corporation.	Under Minnesota law, a corporation may pay dividends or repurchase its own shares if the corporation will be able to pay its debts in the ordinary course of business after paying the dividends or repurchasing the shares. The ability of a corporation to pay dividends or acquire its own shares is also subject to a restriction providing that all amounts payable to any shares having a preference for that kind of distribution must have been paid.

Stockholder Rights Plan:	Entegris Delaware’s board of directors is expected to adopt a stockholder rights plan that, like Mykrolis’ plan, generally would be triggered if a person beneficially acquires 15% or more of Entegris Delaware’s common stock.	Entegris does not have a stockholder rights plan.

Dissenters’ Appraisal, Dissenters’ Rights:

Under Delaware law, stockholders have the right to obtain a judicial appraisal of the fair value of their shares in connection with certain mergers and consolidations.

No appraisal rights are available to holders of shares of a class of stock that is either (a) listed on a national securities exchange or designated as a national-market-system security by the National Association of Securities Dealers or (b) held of record by more than 2,000 stockholders, unless the holders are required in the merger to accept for their shares anything other than (1) shares of the surviving corporation, (2) shares of stock of another corporation of the kind described in either (a) or (b) above, (3) cash instead of fractional shares, or (4) any combination of (1) through (3).

In addition, appraisal rights do not arise when a corporation is the surviving corporation in a merger and no vote of its stockholders is required to complete the merger.

Under Minnesota law, dissenters’ rights to a judicial determination of the fair value of their shares are available in connection with:

•      an amendment to the articles that materially and adversely affects the rights or preferences of shares held by the dissenting stockholder in the context of preferential, redemption, preemptive or voting rights;

•      a plan of merger or exchange, except that no dissenters’ rights are available to holders of shares of a class of stock that is either (a) listed on a national securities exchange or (b) designated as a national-market-system security by the National Association of Securities Dealers, unless the holders are required in the merger to accept for their shares anything other than (1) shares of the surviving corporation, (2) shares of stock of another corporation of the kind described either (a) or (b) above, (3) cash instead of fractional shares, or (4) any combination of (1) through (3).

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
Appraisal rights are not available under Delaware law in connection with a sale of all or substantially all the assets of a corporation.

•      disposition of all or substantially all of a corporation’s property and assets other than in the usual and regular course of business (other than a disposition for cash on terms requiring pro rata distribution of the net proceeds to stockholders within one year).

Dissenters’ rights are not available under Minnesota law to a stockholder of (a) a surviving corporation with respect to a merger if the stockholder’s shares are not entitled to be voted on the merger and the stockholder’s shares are not canceled or exchanged in the merger or (b) a corporation that will acquire shares in a plan of exchange or a stockholder whose shares will be acquired in a plan of exchange if the stockholder was not entitled to vote on the plan of exchange and the stockholder’s shares are not exchanged.

Annual Meeting Proposals:	Entegris Delaware’s bylaws provide that at any annual meeting the only business that may be conducted (including stockholder nominations for director) is that which was brought before the meeting by the board or by any stockholder who provided notice to the corporation not less than 60 nor more than 90 days before the anniversary date of the preceding year’s meeting. If, however, the annual meeting is not held within 30 days of the anniversary date of the preceding year’s meeting, then the stockholder’s notice must be received within the earlier of 10 days after the mailing of notice or public disclosure of the meeting date.	Entegris’ bylaws have no advance notice requirements for stockholders with respect to business to be conducted at annual meetings, including stockholder nominations for directors.

Special Meetings:	Entegris Delaware’s bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer or the president if there is no chief executive officer, or a majority of the directors then in office.	Minnesota law and Entegris’ bylaws provide that a special meeting of stockholders may be called at any time by the chief executive officer, the chief financial officer, by two or more directors or by stockholders holding 10% or more of the voting power of all shares entitled to vote (except that a special

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights
meeting called by stockholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination must be called by 25% or more of the voting power of all shares entitled to vote).

Anti-Takeover Provisions under Applicable Law:

Delaware law provides that, if a person beneficially owns 15% or more of the stock of a publicly held corporation (an “interested stockholder”), that person (if that person was not an interested stockholder before the corporation became a publicly held corporation) may not engage in certain business-combination transactions with the corporation for a period of three years, unless one of the following three exceptions applies:

•      the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder or the business combination transaction before the time that the person crosses the 15% level;

•      upon consummation of the transaction in which the person crossed the 15% level, the person owned at least 85% of the voting stock, excluding voting stock held by officers who are also directors and certain employee stock plans; or

•      the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the 15% stockholder.

Entegris is subject to the following provisions of Minnesota law that may have anti-takeover effects:

•      a provision that prohibits business-combination transactions with a stockholder for four years after the stockholder acquires 10% of the voting power of the corporation unless, before the share acquisition, the transaction or share acquisition receives approval of a majority of a committee consisting of one or more disinterested directors;

•      a control-share-acquisition statute, which provides that a person acquiring 20% or more of the voting power of a corporation may not vote those shares in excess of the 20% level unless and until approved by holders of (a) a majority of the voting power of the corporation’s shares, including those held by the acquiring person, and (b) a majority of the voting power of the corporation’s shares held by disinterested stockholders;

•      a provision that prohibits corporations from purchasing any voting shares owned for less than two years from a greater-than-5% stockholder for more than the market value of those shares, unless the transaction has been approved by a majority of the voting power of all shares entitled to vote or unless the corporation makes an offer of at least equal value per share to all holders of shares of the class or series of stock held by the greater-than-5% stockholder and to all holders of any class or series into which those securities may be converted; and

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights

•      a “fair price” provision, which provides that no person may acquire shares of a Minnesota corporation within two years following the person’s last purchase of shares in a takeover offer, unless the stockholders are given a reasonable opportunity to dispose of their shares to the person on terms substantially equivalent to those provided in the takeover offer. The provision does not apply if the acquisition is approved by a committee consisting of disinterested directors before the person acquires any shares in the takeover offer.

Stockholder Inspection Rights:	Upon compliance with certain requirements, Delaware law permits any stockholder to inspect a corporation’s stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder.	Minnesota law permits any stockholder, beneficial owner of shares or holder of voting trust certificate of a publicly held corporation to examine and copy a corporation’s share register and other corporate records reasonably related to the person’s stated purpose upon demonstrating the stated purpose to be a proper purpose related to the person’s interest as a stockholder, beneficial owner or holder of a voting trust certificate.

Limitation of Liability of Directors and Officers:

Entegris Delaware’s certificate of incorporation provides that, except to the extent prohibited by Delaware law, Entegris Delaware’s directors have no personal liability to either Entegris Delaware or its stockholders for monetary damages for breach of fiduciary duty. Delaware law prohibits this limitation of liability in respect of:

•      a breach of the director’s duty of loyalty to the corporation or its stockholders;

•      acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•      payment of unlawful dividends or unlawful stock purchases or redemptions;

Entegris’ articles of incorporation provide that Entegris’ directors have no personal liability to either Entegris or its stockholders for monetary damages for breach of fiduciary duty except for the liability for the following, which are required exceptions under Minnesota law:

•      a breach of the director’s duty of loyalty to the corporation or its stockholders;

•      acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•      payment of unlawful dividends or unlawful stock purchases or redemptions;

•      any transaction in which the director derived an improper personal benefit;

	Entegris Delaware Stockholder Rights	Entegris Stockholder Rights

•      any transaction in which the director derived an improper personal benefit; and

•      any act or omission occurring before the date when the provision in the certificate of incorporation eliminating or limiting liability became effective.

•      certain violations of the Minnesota securities laws; and

•      any act or omission occurring before the date when the provision in the articles of incorporation eliminating or limiting liability became effective.

Indemnification:	Entegris Delaware’s bylaws require indemnification of present and former directors and officers to the fullest extent permitted by law. Entegris Delaware’s bylaws also require that expenses be advanced to present and former directors in advance of final disposition of proceedings against them if they undertake to repay the amounts advanced if there is a final judicial decision that indemnification is not permitted. Entegris Delaware plans to enter into indemnification agreements with all directors and officers of Entegris Delaware and directors and officers of Entegris and Mykrolis at the time of the merger in accordance with the terms of the merger agreement.	Entegris’ bylaws require indemnification of present and former directors, officers and employees if they comply with the standards set forth in the MBCA and in the bylaws. Under Minnesota law, expenses must be advanced to present and former directors, officers and employees in advance of final disposition of proceedings against them if they affirm in writing that the statutory criteria for indemnification are satisfied and undertake to repay the amounts advanced if it is ultimately determined that the statutory criteria for indemnification are not satisfied, provided that the expenses can be advanced only if the board of directors (if a majority of the directors are disinterested), a disinterested committee of the board, special legal counsel or the stockholders determine that the facts then known would not preclude indemnification under Minnesota law.

OTHER MATTERS TO BE CONSIDERED AT THE

MYKROLIS SPECIAL MEETING IN LIEU OF ANNUAL MEETING

Election of Directors

At the Mykrolis special meeting in lieu of annual meeting, Mykrolis stockholders will be asked to vote on the election of two directors. If the merger is not consummated, each director so elected will hold office as provided in the following paragraph. If the merger is consummated, the combined company’s board of directors will be reconstituted to consist of five designees of Mykrolis and five designees of the current Entegris. The merger agreement also provides that the new board may approve an eleventh member after the effective time of the merger who is recommended by the chief executive officer and the chairman of Entegris Delaware and nominated by the nominating and governance committee of Entegris Delaware. See “Board of Directors and Management of Entegris Delaware Following the Merger.”

Mykrolis has a classified board of directors currently consisting of two Class I Directors, two Class II Directors and two Class III Directors. At each annual meeting of stockholders, directors in one class are elected for a full term of three years to succeed those directors whose terms are expiring. The Class I Directors have terms expiring at the 2007 Annual Meeting and the Class III Directors have terms expiring at the 2006 Annual Meeting or, in each case, upon completion of the merger, if earlier. This year, each of the two Class II Directors will stand for election to a three-year term expiring at the 2008 Annual Meeting and until his successor is duly elected and qualified, or upon completion of the merger, if earlier. The persons named in the enclosed proxy will vote to elect as directors Daniel W. Christman and Thomas O. Pyle, the Class II nominees designated by the board of directors, unless the proxy is marked otherwise. Each of the nominees has indicated his willingness to serve, if elected. However, if a nominee should be unable to serve, the shares of common stock represented by proxies may be voted for a substitute nominee designated by the board of directors. There are no family relationships between or among any officers or directors of Mykrolis.

Set forth below are the name and age of each nominee for election as a Class II Director and of each continuing member of the board of directors and the year of his first election as a director of Mykrolis. See “Board of Directors and Management of Entegris Delaware Following the Merger” for a description of such nominee’s principal occupation and business experience during the past five years and the names of other publicly held companies of which he serves as a director. Information with respect to the number of shares of Mykrolis common stock beneficially owned by each director, directly or indirectly, as of March 31, 2005, appears below under the heading “Ownership of Mykrolis Common Stock.”

Nominees for Election for Terms Expiring in 2008 (or upon completion of the merger, if earlier) (Class II Directors)

The following table sets forth information regarding the nominees for re-election as Class II Directors:

Name of Nominee	Age	Class	Principal Occupation	Director Since
Daniel W. Christman	62	II	Senior Vice President, International Affairs, U.S. Chamber of Commerce	2001

Thomas O. Pyle	65	II	Retired Healthcare Executive	2001

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS

VOTE FOR THE ABOVE NOMINEES

Continuing Directors

The following table sets forth information concerning Mykrolis’ directors whose terms continue after the 2005 Special Meeting of Stockholders in Lieu of Annual Meeting. The terms of the Class I Directors expire at Mykrolis’ 2007 Annual Meeting of Stockholders and the terms of the Class III Directors expire at Mykrolis’ 2006 Annual Meeting of Stockholders or, in each case, upon completion of the merger, if earlier:

Name of Nominee	Age	Class	Principal Occupation	Director Since
Gideon Argov	49	III	Chief Executive Officer, Mykrolis Corporation	2004

Michael A. Bradley	56	III	Chief Executive Officer, Teradyne, Inc.	2001

Robert E. Caldwell	68	I	Retired Vice President & General Manager, Semiconductor Division of Digital Equipment Corporation	2001

Michael P.C. Carns	68	I	Independent Business Consultant	2001

See “Board of Directors and Management of Entegris Delaware Following the Merger” for a description of each such director’s principal occupation and business experience during the past five years and the names of other publicly business experience during the past five years and the names of other publicly held companies of which he serves as a director, except that such information relating to Robert E. Caldwell is set forth below.

Robert E. Caldwell has served as a director of Mykrolis since 2001 and as chairman of the Management Development & Compensation Committee of the board of directors from 2001 until 2004; he continues as a member of that committee. Mr. Caldwell retired from his position as vice president and general manager of the Semiconductor Division of Digital Equipment Corporation, a supplier of networked computer systems, software and services, in September 1998, a position he had held since 1990. Prior to that, Mr. Caldwell held various engineering and product management positions at Dickinson Electronics, Motorola, Inc., Mostek Corporation and Fairchild Camera & Instrument Corporation, a semiconductor manufacturer, where he served as general manager of the Gate Array Division from 1981 through 1983.

Board and Committee Meetings

The board of directors has a standing Audit & Finance Committee, which provides the opportunity for direct contact between Mykrolis’ independent registered public accounting firm and the directors. The board of directors has adopted and amended a written charter for the Audit & Finance Committee, a copy of which is posted on Mykrolis’ web site www.mykrolis.com under “Investor Relations—Governance.” The responsibilities of the Audit & Finance Committee include selection, appointment, compensation and oversight of Mykrolis’ independent registered public accounting firm as well as reviewing the scope and results of audits and reviewing Mykrolis’ internal accounting control policies and procedures. The Audit & Finance Committee held seven meetings during 2004. The current members of the Audit & Finance Committee are Messrs. Bradley, Christman and Pyle, each of whom has been determined by the board of directors to be “independent” as defined under Section 303A.02 of the New York Stock Exchange’s listing standards. The board of directors has determined that Michael A. Bradley, the Chairman of the Audit & Finance Committee, possesses the attributes of an “audit committee financial expert” as that term is defined in the rules of the Securities and Exchange Commission.

The board of directors also has a standing Management Development & Compensation Committee, which provides recommendations to the Board regarding Mykrolis compensation programs. The board of directors has adopted and amended a written charter for the Management Development & Compensation Committee, a copy of which is posted on Mykrolis’ web site www.mykrolis.com under “Investor Relations—Governance.” The responsibilities of the Management Development & Compensation Committee include determining the compensation of corporate officers, reviewing and recommending changes to stock option and other employee benefit plans, reviewing the administration of such plans and reviewing Mykrolis’ management development programs and strategies. The Management Development & Compensation Committee held six meetings during 2004. The members of the Management Development & Compensation Committee are Messrs. Carns and Caldwell, each of whom has been determined by the board of directors to be “independent” as defined under Section 303A.02 of the New York Stock Exchange’s listing standards. See “Management Development & Compensation Committee Report on Executive Compensation” below.

The board of directors does not have a nominating committee; the functions normally performed by a nominating committee have been assigned to the Audit & Finance Committee by the board of directors. The nominating functions of the Audit & Finance Committee are set forth in the Audit & Finance Committee charter under the heading “Governance Functions.” In its nominating capacity, the Audit & Finance Committee determines the selection criteria for new directors and considers recommendations for nominee candidates from other directors, management and stockholders. Stockholders wishing to submit candidates for consideration as nominees may do so by directing an appropriate letter and resume to Peter W. Walcott, vice president, general counsel and secretary of Mykrolis, in accordance with the procedures described under “Submission of Future Stockholder Proposals” below. The Audit & Finance Committee, acting in its nominating capacity, periodically reviews the size and composition of the board of directors to determine whether the nomination of replacement or additional directors is appropriate. Identification of nominee candidates will generally rely upon acquaintances of the independent directors or management or individuals identified by third party search firms retained by the Audit & Finance Committee. The Audit & Finance Committee has established selection criteria for potential candidates as new directors. Criteria required of all director candidates include: integrity, intelligence, independence, flexibility, willing team member, willingness to speak out, and consensus driven. In addition, in order to promote a beneficial mix of perspectives, experience and expertise, the Audit & Finance Committee has established the following special criteria which would make a given candidate desirable: gender diversity, ethnic/racial diversity, geographic diversity, CEO experience, CFO/financial expert experience, industry experience and technical expertise.

The board of directors held nine meetings during 2004. Each director attended at least 75% of the aggregate number of meetings held, while he was a director, by the board of directors and by any committee on which he served.

Effective January 1, 2005, the board of directors elected Thomas O. Pyle as a non-executive chairman of the board of directors to perform the duties normally associated with that position as well as to co-ordinate communications among the directors and between stockholders and the directors. Mykrolis’ board of directors has established procedures for stockholders to communicate with the board of directors. All communications should be directed: if by mail, to Thomas O. Pyle, Chairman of the Board of Directors, Mykrolis Corporation, P.O. Box 305, Billerica, MA 01821 or if by e-mail, to chairman@mykrolis.com.

Members of the board of directors are encouraged to attend Annual Meetings of Stockholders. All directors attended the 2004 Annual Meeting of Stockholders.

Director Compensation

Non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with services as a director. During 2004, each non-employee director received an annual retainer of $21,000 plus $1,250 for each board or committee meeting attended. In addition, the presiding director received an annual retainer of $7,000 and any non-employee director who served as chairman of a committee of the board received an annual retainer of $3,500. Effective January 1, 2005, the directors’ cash compensation was increased as follows: annual retainer of $25,000; annual retainer for committee chairmen of $8,000 for chairman of the Audit & Finance Committee and $5,000 for the chairman of the Management Development & Compensation Committee; per-meeting fees for board of directors meetings of $2,000, and for committee meetings of $1,250. In addition, effective January 1, 2005, the board of directors elected a non-executive chairman of the board who is to receive an annual retainer of $40,000, payable quarterly, in addition to the basic director’s retainer. Effective April 25, 2005, the directors’ compensation was further amended so that each director will receive an increased annual retainer of $50,000 in lieu of all fees for attendance at meetings of the board of directors and committees thereof. Directors also receive equity compensation under the 2001 Non-Employee Director Stock Option Plan, as amended, in the form of initial and annual stock option grants. Upon initial election to the board of directors each director was granted an option to acquire 10,000 shares of Mykrolis’ common stock at the closing price on the New York Stock Exchange on the date of grant. In October 2002, the 2001 Non-Employee Director Stock Option Plan was amended prospectively to increase the size of both the initial and the annual option grants to up to 15,000 and 10,000 Mykrolis shares, respectively. All options granted under the 2001 Non-Employee Director Stock Option Plan carry an exercise price equal to 100% of fair market value on the date of grant, become exercisable in three equal annual installments beginning one year following the date of grant, and expire no later than ten years following the date of grant (subject to special provisions in the case of termination of service, retirement or death).

Messrs. Zadel and Argov, the only employee directors during 2004, received no compensation for their service as a director.

Compensation of Executive Officers

The following table sets forth compensation information for each chief executive officer and the four other executive officers of Mykrolis who, based on compensation from Mykrolis and its subsidiaries, were the most highly compensated for the year ended December 31, 2004. All information set forth in this table reflects compensation earned by these individuals for services with Mykrolis and its subsidiaries with respect to each of the last three fiscal years of Mykrolis. For ease of reference, we collectively refer to these executive officers throughout this section as the “named executive officers.”

Summary Compensation Table

Annual Compensation

Name and Principal Position	Year	Salary ($)		Bonus($)(4)		Other Annual Compensation ($)(6)	Restricted Stock Awards ($)(7)	Securities Underlying Options (#)(8)	All Other Compensation(9)
C. William Zadel(1),	2004	$679,614		$1,118,266		0	0	0	$171,693
Chairman and Chief	2003	$544,961	(2)	$392,838		0	0	76,000	$58,430
Executive Officer	2002	$555,646	(2)	$486,203	(5)	0	0	134,580	$53,439

Gideon Argov(1),	2004	$34,615		0		0	$580,000	450,000	$2,132
Chief Executive	2003	0		0		0	0	0	0
Officer	2002	0		0		0	0	0	0

Jean-Marc Pandraud,	2004	$296,658		$424,934		0	$511,600	0	$83,828
President and Chief	2003	$249,483	(3)	$143,011		0	0	60,000	$48,174
Operating Officer	2002	$236,923	(2)	$305,193	(5)	0	0	90,000	$24,351

Bertrand Loy	2004	$225,273		$277,712		0	$374,747	0	$45,418
Vice President,	2003	$199,586	(3)	$93,316		0	0	55,000	$51,429
Treasurer and Chief Financial Officer	2002	$189,538	(2)	$203,462	(5)	0	0	55,000	$17,151

Peter W. Walcott	2004	$219,940		$271,071		0	$374,747	0	$57,894
Vice President,	2003	$199,586	(3)	$88,877		0	0	50,000	$29,906
Secretary and General Counsel	2002	$189,538	(2)	$203,462	(5)	0	0	55,000	$23,106

John Gerard Mackay	2004	$213,478		$245,500		$99,981	$358,120	0	$45,898
Vice President	2003	$177,246	(3)	$81,180		$82,358	0	35,000	$28,346
Worldwide Sales & Marketing	2002	$159,231	(2)	$127,626	(5)	0	0	40,000	$11,645

(1)	Mr. Zadel served as chairman and chief executive officer of Mykrolis until November 21, 2004, at which time he retired as chief executive officer, continuing as chairman of the board until December 31, 2004, at which time he retired from that position as well. Mr. Argov has served as of chief executive officer since November 21, 2004.
(2)	Indicated amounts reflect the reduction in base salary of 20% for the chief executive officer and 15% for the other named executive officers implemented in November of 2001.
(3)	Indicated amounts reflect the November 2002 reinstatement of one-half of the 15% reduction in base salary for the named executive officers other than the chief executive officer; reinstatement of the balance of the salary reduction for the other named executive officers and of the entire salary reduction for the chief executive officer was deferred until the quarter following the first quarter in which Mykrolis achieved a profit at the operating income line. Since Mykrolis achieved a profit at the operating income line during the fourth quarter of 2003, the base salaries of the chief executive officer and the other named executive officers were fully restored in January 2004.
(4)	Amounts listed under this column are the variable incentive compensation component of target cash compensation earned during the indicated fiscal year, calculated as described under “Management Development & Compensation Committee Report on Executive Compensation” below.
(5)	For 2002, payment of the following portions of the listed variable incentive compensation earned with respect to 2002 were deferred until the quarter following the first quarter in which Mykrolis achieved a profit at the operating income line as follows: Mr. Zadel of $486,203; Mr. Pandraud of $255,693; Mr. Loy of $170,462; Mr. Walcott of $170,462; and Mr. Mackay of $108,518. Since Mykrolis achieved a profit at the operating income line during the fourth quarter of 2003, these deferred amounts were paid in January 2004.
(6)	Except for overseas allowances to Mr. Mackay, none of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by each named executive officer.
(7)	Restricted stock is awarded by the Management Development & Compensation Committee and relates to the total cash compensation of the named executive officer for the current year. These awards are comprised 50% of restricted stock with time based restrictions that lapse proportionately over three years on the anniversary of the award date and 50% of restricted shares with performance based restrictions that lapse in accordance with the preceding schedule to the extent that the performance goals under the Mykrolis Incentive Plan are achieved; otherwise the restrictions shall remain in place until the fourth anniversary of the award date when they will lapse. All restricted stock reported have the right to receive dividends; Mykrolis has never paid a cash dividend. These awards were made on November 21, 2004, to Mr. Argov and on December 9, 2004, to Messrs. Pandraud, Loy, Walcott and Mackay. The number of restricted shares awarded and aggregate restricted stock holdings and value at year end are as follows: Mr. Argov of 50,000 shares with a value of $708,500, Mr. Pandraud of 40,000 shares with a value of $566,800, Mr. Loy of 29,300 shares with a value of $415,181, Mr. Walcott of 29,300 shares with a value of $415,181, and Mr. Mackay of 28,000 shares with a value of $396,760.
(8)	Stock options are granted and restricted stock is awarded by the Management Development & Compensation Committee and relate to the total cash compensation of the named executive officer for the current year. See “Stock Option Grants in Fiscal 2004” and “Management Development & Compensation Committee Report on Executive Compensation” below.
(9)	Includes: (a) amounts contributed by Mykrolis under the Mykrolis Corporation Savings & Investment Plan, a tax-qualified prototype Section 401(k) profit sharing/defined contribution plan (the “Savings Plan”) with respect to 2004, 2003 and 2002 to: Mr. Zadel of $13,617, $39,886 and $39,975, respectively; Mr. Argov of $1,907.44 (2004 only), Mr. Pandraud of $13,617, $35,295 and $19,672, respectively; Mr. Loy of $13,617, $40,318 and $14,918, respectively; Mr. Walcott of $13,617, $20,117 and $14,918, respectively; (b) Company “matching” contributions with respect to compensation deferred pursuant to the Savings Plan a tax-qualified plan under Section 401(k) of the Internal Revenue Code of 1986 to: Mr. Zadel of $4,415, $6,000 and $5,500, Mr. Pandraud of $7,039, $5,575 and $2,803, Mr. Loy of $4,441, $8,744 and $2,234, and Mr. Walcott of $5,905, $5,817 and $5,268, respectively, with respect to 2004, 2003 and 2002; (c) total amounts deferred under Mykrolis’ non-qualified supplemental defined contribution and savings plans to provide certain executives with benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code of 1986 limiting the amount of compensation which may be deferred under the Savings Plan for the accounts of: Mr. Zadel of $144,751, $10,360 and $7,964, Mr. Pandraud of $54,606, $5,932 and $1,877, Mr. Loy of $23,013, $1,337 and $0, and Mr. Walcott of $31,581, $2,942 and $2,921, respectively, with respect to 2004, 2003 and 2002; (d) Amounts paid during 2004 for premiums on term life insurance for the benefit of Mr. Zadel of $1,950, Mr. Argov of $225, Mr. Pandraud of $1,950, Mr. Loy of $1,794, Mr. Walcott of $1,754; (e) Amounts paid during 2004 for long term disability coverage for the benefit of Mr. Zadel of $6,960, Mr. Pandraud of $6,616, Mr. Loy of $2,553, and Mr. Walcott of $5,036.

Stock Option Grants in 2004

The following table shows all grants of options to acquire shares of Mykrolis common stock to the named executive officers during the fiscal year ended December 31, 2004.

Stock Option Grants in Fiscal 2004

Individual Grants

Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal 2003(2)	Exercise Price Per Share ($)(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
					5% ($)	10% ($)
C. William Zadel	0	0	0	—	—	—
Gideon Argov	450,000	80	11.60	11/21/2011	$7,344,000	$10,174,500
Jean-Marc Pandraud	0	0	0	—	—	—
Bertrand Loy	0	0	0	—	—	—
Peter W. Walcott	0	0	0	—	—	—
John Gerard Mackay	0	0	0	—	—	—

(1)	All of these options are subject to the terms of either the Mykrolis Corporation 2001 Equity Incentive Plan or the 2003 Employment Inducement and Acquisition Stock Option Plan and to the terms of the standard Non-Qualified Stock Option Grant Agreement between the named executive officer and Mykrolis and are exercisable only after they vest.
(2)	Percentage is based on options covering a total of 559,500 shares granted to all Mykrolis employees during fiscal 2004.
(3)	All options were granted at an exercise price equal to the fair market value of Mykrolis’ common stock on the date of grant.
(4)	The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of Mykrolis’ common stock, the option holder’s continued employment through the option period and the date on which the options are exercised.

Fiscal 2004 Option Exercises and Year-End Option Values

The following table contains certain information regarding stock option exercises and stock options held as of December 31, 2004, by the named executive officers.

	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The- Money Options at Fiscal Year- End ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable(2)
C. William Zadel	211,510	$1,755,624	1,007,656	0	$5,329,981	$0
Gideon Argov	0	0	0	450,000	0	$1,156,500
Jean-Marc Pandraud	49,557	$553,023	377,322	60,000	$1,180,668	$370,200
Bertrand Loy	71,474	$476,381	170,184	40,000	$177,184	$234,800
Peter W. Walcott	1,880	$11,092	209,856	37,500	$498,141	$228,375
John Gerard Mackay	69,461	$434,136	88,408	40,915	$204,425	$194,172

(1)	Value Realized is based on the difference between the option exercise price and the fair market value at the time of exercise.
(2)	Value is based on the difference between the option exercise price and the fair market value at December 31, 2004 ($14.17).

Management Development & Compensation Committee Interlocks and Insider Participation

Until the resignation of Richard A. Aurelio on November 11, 2004, the members of the Management Development & Compensation Committee were Michael P.C. Carns, Robert E. Caldwell and Richard A. Aurelio. No member of the Management Development & Compensation Committee was at any time during fiscal year 2004 an officer or employee of Mykrolis or any subsidiary of Mykrolis, nor has any member of the Management Development & Compensation Committee had any relationship with Mykrolis requiring disclosure under Item 404 of Regulation S-K under the Securities Act of 1933.

During fiscal 2004, no executive officer of Mykrolis has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Management Development & Compensation Committee of Mykrolis.

Change of Control Agreements

For a discussion of the currently effective change of control arrangements with members of Mykrolis management, please see “Interest of Certain Persons in the Merger—Mykrolis Executive Termination Agreements.”

Management Development & Compensation Committee Report on Executive Compensation

Overview and Philosophy

The Management Development & Compensation Committee is comprised solely of non-employee directors of Mykrolis. The Management Development & Compensation Committee is responsible for administering Mykrolis’ executive compensation program and reviewing and making recommendations to the board of directors with respect to Mykrolis’ overall compensation policy as well as the specific compensation of executive officers and other senior management. In connection with these responsibilities, the Committee has authority to administer the Mykrolis 2001 Equity Incentive Plan and the 2003 Employment Inducement and Acquisition Stock Option Plan including recommending the grant of stock options and other awards thereunder.

Mykrolis’ executive compensation program is intended to attract and retain talented executives and senior management by offering competitive compensation opportunities. Mykrolis pursues a compensation philosophy that emphasizes the combination of performance-based cash compensation and stock-based compensation. We intend to provide competitive target total cash compensation (base salary plus variable incentive compensation) for competitive performance, superior total cash compensation for superior performance and reduced total cash compensation for less than competitive performance. We believe that this will foster a performance-oriented environment by tying a significant portion of each executive’s cash compensation to the achievement of objectives that are important to Mykrolis and are thus expected to enhance stockholder value. The objectives of the executive compensation policies are to:

•	attract, retain, motivate and reward high caliber executives;

•	foster teamwork and support the achievement of Mykrolis’ financial and strategic goals through performance based financial incentives;

•	promote the achievement of strategic objectives which lead to long-term growth in stockholder value;

•	encourage strong financial performance by tying variable compensation to the achievement of core financial performance metrics and leveraging incentive programs through stock–based compensation; and

•	align the interests of executive officers with those of Mykrolis and its stockholders by making incentive compensation dependent upon Company performance.

Mykrolis’ executive compensation program is currently comprised of three principal components: base salary, variable incentive compensation under the Mykrolis Incentive Plan, and equity incentive in the form of stock options or stock awards granted under the Mykrolis 2001 Equity Incentive Plan.

Target Total Cash Compensation

Target total cash compensation for each executive is established based on comparable, competitive marketplace data. This data was provided by the Management Development & Compensation Committee’s third party compensation consultant. In fiscal 2004 the Committee used pay level data for positions of similar scope and responsibility to those of Mykrolis’ executives from two sources: (a) proxy analysis of thirteen public companies which are manufacturers of semiconductor components, equipment and related technologically advanced materials identified by the compensation consultant and approved by the Committee; and (b) a broad group of semiconductor and semiconductor equipment companies drawn by the committee’s compensation consultant from the SC/CHiPS Executive and Senior Management Total Compensation Survey. Target total cash compensation was determined by positioning executive compensation at approximately the median 50th percentile total direct compensation indicated by these two data sources. Specific target total cash compensation for executives was approved based upon the recommendation of the Committee’s compensation consultant.

Base Salary and Variable Incentive Compensation

Once target total cash compensation has been established for each executive, the total cash compensation is divided into a base salary portion and a variable incentive compensation portion. The variable incentive compensation portion is provided by awards under the Mykrolis Incentive Plan. Generally, the higher the level of responsibility of the executive within Mykrolis, the greater the portion of that executive’s target total cash compensation that consists of the variable incentive compensation component.

The variable incentive compensation component is designed to provide executive officers and other employees with a potential cash award based on the achievement of annual financial and operating objectives. A number of Company performance objectives as well as individual objectives are used; certain of Mykrolis performance objectives have been stable from year to year while others have been subject to annual reassessment. These Company performance objectives are weighted based upon their relative priority to Mykrolis. Mykrolis performance objectives, their relative weighting and the award formulae are approved in advance by the Management Development & Compensation Committee and are designed to dovetail with operating plans approved by the Mykrolis board of directors. During 2004, Mykrolis’ performance with respect to identified objectives was measured against Mykrolis’ 2004 budget for those objectives.

A minimum level of Company performance is required before any award is earned under the Mykrolis Incentive Plan. During 2004, awards for executive officers and senior employees were based two-thirds on Company performance objectives and one-third on individual objectives. Other employees were eligible to receive awards equal to lesser percentages of their base salary based solely upon Mykrolis performance objectives. If a minimum level of Company performance is achieved, achievement of Mykrolis performance objectives are assessed independently so that an award can be earned with respect to one performance objective even if performance with respect to another objective does not qualify for an award. For 2004 awards under the Mykrolis Incentive Plan are calculated based upon Mykrolis’ performance during the fiscal year with respect to each performance objective using sliding scales of multipliers which increase with Mykrolis’ level of performance. Mykrolis’ absolute performance against budget was calculated separately and then combined to arrive at an overall Company performance multiplier. Achievement of individual performance objectives by executives and senior employees is assessed and a personal performance multiplier determined from that assessment. This individual performance multiplier is multiplied by the overall Company performance multiplier and applied to the weighted individual target award to determine the individual award. The sum of the corporate performance award and the individual performance award is designed to provide competitive total target cash compensation if Mykrolis achieves competitive performance.

For 2004 Mykrolis’ performance objectives were reported revenue versus budget, reported earnings per share versus budget and year end cash balance versus budget (subject to adjustment to generally eliminate extraordinary transactions); the weighting of these objectives were: 30% revenue growth, 40% earnings per share and 30% modified ending cash. For fiscal 2004, our executive officers were eligible to receive an incentive compensation award ranging from 40% to 70% of base salary in the event that Mykrolis achieved competitive performance with respect to the performance objectives and the individual objectives were achieved. Awards were subject to elimination of Mykrolis was not profitable for the entire year and awards to the top officers were limited to 10% of actual 2004 operating income.

For fiscal 2004, Mykrolis’ performance was strong, exceeding target competitive performance and justifying a variable incentive compensation award of 2.3 times the target award for competitive performance. Based upon this performance, an aggregate of $10,075,185 was earned by employees and executive officers under the Mykrolis Incentive Plan; of this amount $2,327,733 was earned by the named executive officers listed in the compensation table.

Equity Incentive

In past years Mykrolis has granted stock options annually to a group of key employees including executive officers under the Mykrolis 2001 Equity Incentive Plan; in 2004 Mykrolis replaced stock option grants with awards of restricted stock. The purpose of these grants and awards is to allow executives and employees to participate in the success of Mykrolis as measured by the stock market’s assessment of Mykrolis’ performance and thus to align their interests with those of Mykrolis stockholders. Since stock options under the 2001 Equity Incentive Plan are granted at fair market value, the recipient of an option generally is only rewarded if the market price of Mykrolis’ common stock appreciates. In addition, annual option grants and restricted stock awards carry vesting periods (or restriction periods) designed to encourage the retention of executive officers and other recipients. The number of options granted to each recipient generally is determined on the basis of the level of participation in variable incentive compensation that varies depending on the participant’s level of responsibility. While Mykrolis made stock option grants covering an aggregate of 309,500 shares under the 2003 Employment Inducement and Acquisition Stock Option Plan, during 2004, the annual equity award was changed to an award of an aggregate of 542,204 shares of restricted shares of Mykrolis common stock to executives and a group of key employees. These grants and awards amounted to approximately 2.9% of Mykrolis’ outstanding common stock. The Committee determined to make this shift to restricted stock, based upon the recommendation of its compensation consultant because the Mykrolis Management Development and Compensation Committee believes that with the commencement of so-called “fair value” accounting for stock options under SFAS 123(R), restricted stock awards represent a more efficient long term incentive compensation vehicle, delivering more value to the awardee at lower cost to Mykrolis than alternative vehicles.

Chief Executive Officer Compensation

The Management Development & Compensation Committee generally relies upon the same factors in determining the compensation of the chief executive officer as it does for the other executive officers described above, using a combination of base salary and variable incentive compensation tied to the achievement of financial performance objectives. During 2004, Mykrolis had two chief executive officers: C. William Zadel served until November 21, 2004, when he retired from that position and was replaced by Gideon Argov. Mr. Zadel’s base salary for 2004 was determined based upon the recommendation of the Committee’s compensation consultant and an evaluation of the same semiconductor industry competitive marketplace data referred to above. While this analysis indicated that Mr. Zadel’s total cash compensation was above the target median level suggested by the two data sources, this compensation level was deemed appropriate by the Mykrolis board of directors because the composite total cash compensation of the executive group as a whole was nevertheless slightly below the median level, it was viewed as a mechanism to retain Mr. Zadel’s services until a successor could be selected and based on the challenges he had met in managing Mykrolis’ operations through an extended and severe industry downturn, while completing the separation of operations from Millipore and the challenges for 2004 to establish a solid base of profitability for Mykrolis while positioning it for extraordinary future growth. During 2004, Mr. Zadel received no grant of options or award of restricted stock. Mr. Argov’s cash and equity compensation was determined by negotiation between the Committee and Mr. Argov in connection with his acceptance of the Committee’s offer of employment and is within the target 50th percentile median level of compensation from the two data sources described above. Effective November 21, 2004, Mr. Argov was awarded 50,000 shares of restricted stock in lieu of participation in the MIP for 2005 and options to acquire 450,000 shares of Mykrolis common stock.

Internal Revenue Code Section 162(m)

The Mykrolis Management Development & Compensation Committee is aware of the potential impact upon Mykrolis of Section 162(m) of the Internal Revenue Code of 1986, which prohibits public companies from deducting certain executive remuneration in excess of $1,000,000. While reserving the right of Mykrolis to offer such compensation arrangements as may be from time-to-time necessary to attract and retain top-quality management, the Committee intends generally to structure such arrangements, where feasible, so as to minimize or eliminate the impact of the limitations of Section 162(m) of the Code.

THE MANAGEMENT DEVELOPMENT &

COMPENSATION COMMITTEE

Michael P.C. Carns, Chairman

Robert E. Caldwell

Comparative Stock Performance

The comparative stock performance line graph below compares the cumulative stockholder return on the common stock of Mykrolis (MYK) for the period from the commencement of trading on the New York Stock Exchange following its initial public offering, August 10, 2001, through December 31, 2004, with the cumulative total return on (i) the Total Return Index for The New York Stock Exchange (the “NYSE Composite Index”) through December 31, 2002, (ii) the Philadelphia Semiconductor Index (SOX), which is a published industry index, through December 31, 2004, and (iii) the Standard & Poor’s 500 Index through December 31, 2004. The SOX contains 16 companies in the semiconductor and semiconductor equipment industries. The cumulative total return computations set forth in the performance graph assume the investment of $100 in Mykrolis’ common stock, the NYSE Composite Index, the Standard & Poor’s 500 Index and the SOX Index on August 10, 2001. Since the NYSE Composite Index was changed in 2003 to exclude closed end funds, derivatives and limited partnerships in order to avoid double counting stocks held in the portfolios of those entities and since recalculated data for the NYSE Composite Index for prior periods is not available, Mykrolis has excluded the restructured NYSE Composite Index for 2003 and 2004 and added the Standard & Poor’s 500 Index as a substitute broad market index. Prior to August 10, 2001, Mykrolis’ common stock was not registered under the Securities Act of 1933.

	8/10/2001	12/31/2001	12/31/2002	12/31/2003	12/31/2004
MYK	100.00	106.67	48.67	107.20	94.47
NYSE Comp Index	100.00	96.95	77.73
Sox Index	100.00	94.63	49.71	94.54	74.82
S&P 500	100.00	95.38	74.30	95.61	106.02

Report of the Audit & Finance Committee

The Audit & Finance Committee is comprised of three members and acts under a written charter adopted by the board of directors. The members of the Audit & Finance Committee are independent directors, as defined in the Audit & Finance Committee Charter and in Sections 303A.01 of the New York Stock Exchange’s listing standards.

The Audit & Finance Committee reviewed Mykrolis’ audited financial statements for the fiscal year ended December 31, 2004 and discussed these financial statements with Mykrolis’ management. Management is responsible for Mykrolis’ internal controls and the financial reporting process. Management represented to the Audit & Finance Committee that Mykrolis’ financial statements had been prepared in accordance with accounting principles generally accepted in the United States. Mykrolis’ independent registered public accounting firm is responsible for performing an audit of Mykrolis’ financial statements and financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report based on those audits. More specifically, the Audit & Finance Committee reviews, evaluates, and discusses with Mykrolis’ management and with the independent registered public accounting firm, the following matters:

•	the plan for, and the independent registered public accounting firm’s report on, each audit of Mykrolis’ financial statements and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting;

•	Mykrolis’ financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;

•	changes in Mykrolis’ accounting practices, principles, controls or methodologies; significant developments or changes in accounting rules applicable to Mykrolis; and

•	the adequacy of Mykrolis’ internal controls and accounting, financial and auditing personnel and the areas of risk that could impact Mykrolis’ business.

The Audit & Finance Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) with PricewaterhouseCoopers LLP, Mykrolis’ independent registered public accounting firm. SAS 61 requires Mykrolis’ independent registered public accounting firm to discuss with Mykrolis’ Audit & Finance Committee, among other things, the following:

•	methods to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and

•	disagreements with management over the application of accounting principles, the basis for management’s accounting estimates and the disclosures in the financial statements.

Mykrolis’ independent registered public accounting firm also provided the Audit & Finance Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditor’s professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit & Finance Committee discussed with the independent registered public accounting firm the matters disclosed in this letter and their independence from Mykrolis. The Audit & Finance Committee also considered whether the independent registered public accounting firm’s provision of the other, non-audit related services to Mykrolis which are referred to under the heading “Accountants” is compatible with maintaining such auditors’ independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit & Finance Committee recommended to Mykrolis’ board of directors that the audited financial statements be included in Mykrolis’ Annual Report on Form 10-K for the year ended December 31, 2004.

In performing all of these functions, the Audit & Finance Committee acts only in an oversight capacity. The members of the Audit & Finance Committee have necessarily relied on the information, opinions, reports and statements presented to them by Mykrolis management, which has the primary responsibility for financial statements and reports. The members of the Audit & Finance Committee have also relied on the work and assurances of Mykrolis’ independent accountants, who in their report express an opinion on Mykrolis’ annual financial statements. Accordingly, while the Audit & Finance Committee has recommended to the Mykrolis board of directors that the audited financial statements be included in Mykrolis’ Annual Report of Form 10-K as described above, the foregoing oversight procedures do not assure that management has maintained adequate financial reporting processes and controls, that the financial statements are accurate, or that the audit would detect all inaccuracies or flaws in Mykrolis’ financial statements. The information set forth in this report of the Audit & Finance Committee is not “soliciting material,” deemed to be “filed” with the Securities and Exchange Commission and is not incorporated by reference into any filings of Mykrolis under the Securities Exchange Act of 1934, irrespective of any general incorporation language contained in any such filing.

AUDIT & FINANCE COMMITTEE

Michael A. Bradley, Chairman

Daniel W. Christman

Thomas O. Pyle

Ownership of Mykrolis Common Stock

Ownership by Directors and Management

The following table sets forth information concerning the number of shares of Mykrolis common stock beneficially owned, directly or indirectly, by each director or nominee; each of the five most highly compensated named executive officers (including the chief executive officer), and all directors and executive officers as a group as of March 31, 2005. This information is based on information provided by each director, nominee and executive officer and the listing of such securities is not necessarily an acknowledgment of beneficial ownership. Unless otherwise indicated by footnote, the director, nominee or officer held sole voting and investment power over such shares.

Name of Beneficial Owner	Amount and Nature of Shares Beneficially Owned (1)		% of Class
Michael A. Bradley	31,666		*
Robert E. Caldwell	61,170		*
Michael P.C. Carns	31,666		*
Daniel W. Christman	34,166	(2)	*
Gideon Argov	50,000		*
Bertrand Loy	187,879	(3)	*
John Gerard Mackay	118,495	(3)	*
Jean-Marc Pandraud	455,642	(3)	*
Thomas O. Pyle	39,669	(4)	*
Peter W. Walcott	245,156	(3)	*
C. William Zadel	1,067,284		2.5
All Directors and Executive Officers as a Group (16 persons including those listed above):	3,017,414	(5)	4.3

*	None of these officers or directors owns as much as 1.0% of Mykrolis common stock.
(1)	Included in the shares listed as beneficially owned are the following number of shares subject to acquisition through the exercise of stock options under Mykrolis stock option plans and under options converted from Millipore Corporation stock options which the following executive officers have the right to acquire within 60 days following March 31, 2005: Mr. Bradley of 31,666 shares, Mr. Caldwell of 58,818 shares, Mr. Carns of 31,666 shares, Mr. Christman of 31,666 shares, Mr. Mackay of 90,283 shares; Mr. Loy of 113,309 shares, Mr. Pandraud, of 381,072 shares, Mr. Pyle of 31,666 shares, Mr. Walcott of 212,356 shares, and Mr. Zadel of 1,007,656 shares.
(2)	Includes 500 shares held in the name of Mr. Christman’s wife as to which he disclaims beneficial ownership.
(3)	Includes restricted stock which is subject to forfeiture and other restrictions which lapse in accordance with the schedule specified in footnote 7 to the Summary Compensation Table above, as follows: Mr. Argov of 50,000 shares, Mr. Pandraud of 40,000 shares, Mr. Loy of 29,300 shares, Mr. Walcott of 29,300 shares, and Mr. Mackay of 28,000 shares; all officers and directors as a group of 263,900 shares.
(4)	Included in the shares listed as beneficially owned are 8,003 Mykrolis phantom shares distributed on February 27, 2002, with respect to deferred compensation phantom stock units for Millipore Corporation common stock credited to the deferred compensation account of Mr. Pyle under a plan maintained by Millipore Corporation for its directors (Mr. Pyle served as a director of Millipore Corporation until August 2001); these Mykrolis phantom stock units are payable only in cash upon Mr. Pyle’s retirement or earlier termination of service from the Mykrolis board of directors.
(5)	Includes 1,584,756 shares subject to acquisition by executive officers and directors within 60 days following March 31, 2005, through the exercise of stock options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Mykrolis’ directors and officers and persons who own more than 10% of Mykrolis’ common stock to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of Mykrolis common stock. Mykrolis is required to disclose in its proxy statement any failure to file these reports by the required due dates. All of these filing requirements were satisfied in a timely manner.

Other Principal Holders of Mykrolis Common Stock

As of March 31, 2005, the following persons are believed by Mykrolis to be the beneficial owners of more than 5% of Mykrolis’ common stock, Mykrolis’ only class of voting securities.

Name and address of beneficial owner	Amount and nature of beneficial ownership		Percent of class
Babson Capital Management LLC	3,176,550	(1)	7.6%
One Memorial Drive
Cambridge, MA 02142-1300

Barclays Global Investors NA	2,864,614	(2)	6.85%
45 Fremont St.
San Francisco, CA 94105

Cooke & Bieler, L.P.	2,649,260	(3)	6.3%
1700 Market Street
Philadelphia, PA 19103

Primecap Management Company	5,135,856	(7)	12.28%
225 South Lake Ave., #400
Pasadena, CA 91101

T. Rowe Price Associates, Inc.	5,141,609	(4)	12.2%
100 East Pratt Street
Baltimore, MD 21202

The TCW Group, Inc.	3,420,890	(5)	8.2%
865 South Figueroa St.
Los Angeles, CA 90017

Vanguard Horizon Funds	2,126,410	(6)	5.08%
Vanguard Capital Opportunity Fund
100 Vanguard Blvd.
Malvern, PA 19355

(1)	Of the shares reported as beneficially owned by Babson Capital Management LLC, a registered investment advisor, it has sole voting power with respect to 3,170,350 shares, shared voting power with respect to 6,200 shares, sole dispositive power with respect to 3,170,350 shares and shared dispositive power with respect to 0 shares.
(2)	Of the shares reported as beneficially owned by Barclays Global Investors NA, a bank, it has sole voting power with respect to 2,527,659 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,864,614 shares and shared dispositive power with respect to 0 shares.
(3)	Of the shares reported as beneficially owned by Cooke & Bieler LP, a registered investment advisor, it has sole voting power with respect to 0 shares, shared voting power with respect to 1,331,655 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 2,649,260 shares.

(4)	Of the shares reported as beneficially owned by T. Rowe Price Associates, Inc., a registered investment advisor, it has sole voting power with respect to 1,803,600 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 5,141,609 shares and shared dispositive power with respect to 0 shares.
(5)	Of the shares reported as beneficially owned by The TCW Group, Inc., a registered investment advisor, it has sole voting power with respect to 0 shares, shared voting power with respect to 3,045,100 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 3,420,890 shares.
(6)	Of the shares reported as beneficially owned by Vanguard Horizon Funds—Vanguard Capital Opportunity Fund, registered investment companies, they have sole voting power with respect to 2,126,410 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 0 shares.
(7)	Of the shares reported as beneficially owned by Primecap Management Company, a registered investment advisor, it has sole voting power with respect to 929,218 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 5,135,856 shares and shared dispositive power with respect to 0 shares.

The foregoing information is based upon Schedule 13G reports filed with the Securities and Exchange Commission by the above beneficial owners in January or February of 2004, with respect to their holdings of the common stock of Mykrolis Corporation.

Accountants

PricewaterhouseCoopers LLP, independent registered public accounting firm, has reported on Mykrolis’ consolidated and combined financial statements for the year ended December 31, 2004, contained in Mykrolis’ Annual Report on Form 10-K and 10-K/A. The Audit & Finance Committee selected PricewaterhouseCoopers LLP as Mykrolis’ independent registered public accounting firm for fiscal 2005 and has also reviewed and approved the scope and nature of the services to be performed for Mykrolis by that firm. Representatives of PricewaterhouseCoopers LLP are expected to be present at the special meeting in lieu of annual meeting to make a statement if they wish to do so, and to respond to appropriate stockholder questions. See “Election of Directors” and “Report of the Audit & Finance Committee” for the names of those directors comprising the Audit & Finance Committee.

In connection with their examination of and report upon Mykrolis’ financial statements, on management’s assessment of the effectiveness of the company’s internal control over financial reporting, and on the effectiveness of the internal control over financial reporting for 2004, PricewaterhouseCoopers LLP also read Mykrolis’ Annual Report on Form 10-K and 10-K/A and performed a review of its quarterly financial statements included in the quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

Principal Accountant Fees and Services

Aggregate fees for professional services rendered for Mykrolis by PricewaterhouseCoopers as of or for the years ended December 31, 2004 and 2003 were:

SERVICE	2004	2003
Audit	$2,065,600	$740,101
Audit Related	$68,560	$89,943
Tax	$79,113	$37,137
All Other	—	—
Total	$2,213,273	$867,181

The Audit services for the years ended December 31, 2004 and 2003, respectively, were for professional services rendered for the audit of the consolidated financial statements of Mykrolis and statutory audits for subsidiaries, consents and review of documents filed with the Securities and Exchange Commission.

The fees for Audit Related services as of the years ended December 31, 2004 and 2003 were for assurance and related services with respect to the employee benefit plan audit, Sarbanes-Oxley Act of 2002 advisory services and audit procedures related to the assets acquired and the liabilities assumed pursuant to an acquisition.

The fees for Tax services for the years ended December 31, 2004 and 2003, respectively, were for services related to tax compliance, tax planning and tax advice.

Effective October 1, 2002, Mykrolis’ board of directors has amended the charter of the Audit & Finance Committee to require the pre-approval of all non-audit services before any such non-audit services are performed for Mykrolis. The amended charter of the Audit & Finance Committee is posted on Mykrolis’ web site www.mykrolis.com under “Investor Relations—Governance.” The Audit & Finance Committee adopted pre-approval policies and procedures with respect to audit and permissible non audit services (“Services”) effective June 19, 2003. Under this policy Services must receive either a general pre-approval or a specific pre-approval by the Audit & Finance Committee. The grant of a general pre-approval of Services is limited to identified Services that have been determined not to impair the independence of the independent auditor and must include a maximum fee level for the Services approved. A request for specific pre-approval must include detailed information concerning the scope of the Services and the fees to be charged. The policy also provides for a special delegation of pre-approval authority to the chairman of the Audit & Finance Committee where the commencement of Services is required prior to the next scheduled meeting of the Audit & Finance Committee and it is impractical to schedule a special meeting; any such pre-approval by the chairman is subject to review by the full Committee. All of the fees listed for 2004 in the table above received pre-approval by the Audit & Finance Committee.

Shares Available for Awards under Equity Incentive Plans

Mykrolis’ 2001 Equity Incentive Plan and 2003 Employment Inducement and Acquisition Stock Option Plan contain provisions that annually increase the number of shares of Mykrolis common stock available for awards or to support option grants under such plans by 1% and 0.25% respectively, of the number of shares of Mykrolis common stock outstanding on the date of each Annual Meeting of Stockholders. As a result, Mykrolis will not know the exact amount of such increase until the date of the Mykrolis special meeting in lieu of annual meeting. As of June 27, 2005, there were 42,363,610 shares of Mykrolis common stock outstanding.

Other Business

The board of directors of Mykrolis is not aware of any other business to come before the Mykrolis Special Meeting in Lieu of Annual Meeting. If other matters properly come before the meeting, however, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment as to such matters.

LEGAL MATTERS

The validity of the shares of Entegris Delaware common stock to be issued in the merger will be passed on for Entegris by Faegre & Benson LLP, counsel to Entegris. Certain federal income tax consequences of the merger will be passed on for Entegris by Faegre & Benson LLP and for Mykrolis by Ropes & Gray LLP.

EXPERTS

KPMG LLP, independent registered public accounting firm, has audited Entegris’ consolidated financial statements, incorporated by reference or included in its Annual Report on Form 10-K for the year ended August 28, 2004, as set forth in their reports, which are incorporated by reference in this joint proxy statement/prospectus and in the registration statement of which this joint proxy statement/prospectus forms a part. Entegris’ consolidated financial statements are incorporated by reference in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K/A of Mykrolis Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

All proposals submitted by Entegris stockholders who wish those proposals be considered for inclusion in the proxy materials for the 2006 annual meeting of Entegris stockholders must be received by Entegris no later than August 15, 2005.

If the merger is completed, no 2006 annual meeting of Mykrolis stockholders will be held. If the merger is not completed, stockholder proposals submitted for inclusion in next year’s Mykrolis proxy materials must be received by Mykrolis no later than November 28, 2005, and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Proposals should be addressed to Peter W. Walcott, Secretary, Mykrolis Corporation, 129 Concord Road, Billerica, MA 01821.

Under Mykrolis’ bylaws, any stockholder of record of Mykrolis may nominate candidates for election to the board of directors or present other business at an annual meeting if a written notice is delivered to the secretary of Mykrolis at Mykrolis’ principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. Such written notice must set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitation of proxies for election of directors pursuant to the Securities Exchange Act of 1934, (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business to be brought before the meeting, (a) a brief description of the business, (b) the reasons for conducting such business and (c) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such stockholder and such beneficial owner and (b) the number of shares of common stock that are held of record by such stockholder and owned beneficially by such beneficial owner.

The deadline for receipt of timely notice of stockholder proposals for submission to the 2006 annual meeting of Mykrolis stockholders without inclusion in Mykrolis’ 2006 proxy materials is February 26, 2006. Unless such notice is received by Mykrolis at its corporate headquarters, attention Peter W. Walcott, Secretary, on or before the foregoing date, proxies with respect to such meeting will confer discretionary voting authority with respect to any such matter.

HOUSEHOLDING OF PROXY MATERIALS

Securities Exchange Commission rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Entegris, Mykrolis and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from Entegris, Mykrolis or your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or Entegris or Mykrolis (as applicable) if you hold registered shares. You can also request prompt delivery of a copy of this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 149 for the appropriate contact information for Entegris and Mykrolis.

WHERE YOU CAN FIND MORE INFORMATION

Entegris and Mykrolis file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that Entegris and Mykrolis have filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at www.sec.gov which contains reports, proxy and information statements and other information regarding companies that file electronically with the Securities and Exchange Commission. In addition, Entegris’ Securities and Exchange Commission filings are also available to the public on Entegris’ website, www.entegris.com, and Mykrolis’ filings with the Securities and Exchange Commission are also available to the public on Mykrolis’ website, www.mykrolis.com. Information contained on Entegris’ website and Mykrolis’ website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

We incorporate by reference into this joint proxy statement/prospectus the documents listed below and any future filings Entegris or Mykrolis makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this joint proxy statement/prospectus until the date of the stockholder meetings. The information incorporated by reference is an important part of this joint proxy statement/prospectus. Any statement in a document incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this joint proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Entegris Securities and Exchange Commission Filings (0-30789)

•	Annual Report on Form 10-K for the year ended August 28, 2004

•	Proxy Statement on Schedule 14A filed on December 15, 2004

•	Current Reports on Form 8-K filed on December 16, 2004, January 20, 2005, March 17, 2005, March 21, 2005, May 5, 2005, May 18, 2005 and June 16, 2005 (and the information included in Item 2.02 thereof is incorporated herein by reference)

•	Quarterly Reports on Form 10-Q for the periods ended November 27, 2004 and February 26, 2005

•	Description of Entegris’ common stock as set forth in the Registration Statement on Form 8-A filed on June 30, 2000, including any amendments or reports filed with the Securities and Exchange Commission for the purpose of updating such description

Entegris has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Entegris and its respective affiliates.

You can obtain a copy of any document incorporated by reference into this joint proxy statement/prospectus except for the exhibits to those documents from Entegris. You may also obtain these documents from the Securities and Exchange Commission or through the Securities and Exchange Commission’s website described above. Documents incorporated by reference are available from Entegris without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Entegris at the following address and telephone number:

Entegris, Inc.

3500 Lyman Boulevard

Chaska, Minnesota 55318

(952) 556-3131

If you would like to request documents, please do so by July 27, 2005, to receive them before the Entegris stockholder meeting. If you request any of these documents from Entegris, Entegris will mail them to you by first-class mail or similar means.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus in voting your shares at the Entegris stockholder meeting. Entegris has not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                     ], 2005. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus to Entegris’ stockholders nor the issuance of shares of Entegris Delaware common stock in the merger will create any implication to the contrary.

Mykrolis Securities and Exchange Commission Filings (01-16611)

•	Annual Report on Form 10-K for the year ended December 31, 2004, as amended by the Annual Report on Form 10-K/A (Amendment No. 1) filed on April 14, 2005

•	Current Reports on Form 8-K filed on March 8, 2005, March 21, 2005, April 28, 2005 and May 5, 2005

•	Quarterly Report on Form 10-Q for the period ended April 2, 2005

•	Description of Mykrolis’ common stock as set forth in the Registration Statement on Form 8-A filed on July 20, 2001, including any amendments or reports filed with the Securities and Exchange Commission for the purpose of updating such description

•	Description of Mykrolis’ common stock purchase rights as set forth in the Registration Statement on Form 8-A filed on January 4, 2002, as amended by the amendment to the Registration Statement on Form 8-A/A filed on March 21, 2005

Mykrolis has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Mykrolis and its respective affiliates.

You can obtain a copy of any document incorporated by reference into this joint proxy statement/prospectus except for the exhibits to those documents from Mykrolis. You may also obtain these documents from the Securities and Exchange Commission or through the Securities and Exchange Commission’s website described above. Documents incorporated by referenced are available from Mykrolis without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Mykrolis at the following address and telephone number:

Mykrolis Corporation

129 Concord Road

Billerica, Massachusetts 01821

(978) 436-6500

If you would like to request documents, please do so by July 27, 2005, to receive them before the Mykrolis stockholder meeting. If you request any of these documents from Mykrolis, Mykrolis will mail them to you by first-class mail or similar means.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus in voting your shares at the Mykrolis stockholder meeting. Mykrolis has not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                    ], 2005. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus to Mykrolis stockholders nor the merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ENTEGRIS, INC.

MYKROLIS CORPORATION

and

EAGLE DE, INC.

Dated as of March 21, 2005

i

EXHIBITS

A	Reincorporation Plan of Merger
B	Form of Certificate of Incorporation of Eagle DE, Inc.
C	Form of Bylaws of Eagle DE, Inc.

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Agreement”) is dated as of March 21, 2005, by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and wholly owned subsidiary of Entegris (“Eagle Delaware”).

RECITALS

A. The Board of Directors of each of Entegris, Eagle Delaware and Mykrolis deems it advisable and in the best interests of the respective corporation and its shareholders that Entegris and Mykrolis combine in a merger of equals to advance the long-term business interests of Entegris and Mykrolis and each has approved this Agreement and the transactions contemplated hereby. In furtherance of the foregoing, the Board of Directors of Entegris has determined that it is advisable and in the best interests of Entegris and its shareholders to reincorporate Entegris as a Delaware corporation and the Board of Directors of Eagle Delaware has determined that it is advisable and in the best interests of Eagle Delaware to merge with Entegris in order to effect the reincorporation of Entegris as a Delaware corporation.

B. The strategic combination of Entegris and Mykrolis shall be effected by the terms of this Agreement through a transaction in which Entegris will first reincorporate in the State of Delaware through a merger (the “Reincorporation Merger”) of Entegris with and into Eagle Delaware, whereby the shareholders of Entegris will become stockholders of Eagle Delaware, and, following the Reincorporation Merger, Mykrolis will merge with and into Eagle Delaware, and the stockholders of Mykrolis will become stockholders of Eagle Delaware (the “Merger”).

C. For federal income tax purposes, it is intended that the Reincorporation Merger be treated as a reincorporation under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a plan of reorganization.

D. For federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement constitute a plan of reorganization.

E. The Board of Directors of each of Entegris, Eagle Delaware and Mykrolis has determined to recommend to its shareholders and stockholders, respectively, the approval and adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows (terms not otherwise defined herein shall have the meanings set forth in Section 10.08):

ARTICLE 0

THE REINCORPORATION MERGER

0.01. The Reincorporation Merger. Simultaneously with the execution of this Agreement, Entegris and Eagle Delaware have entered into an Agreement and Plan of Merger (the “Reincorporation Plan of Merger”) in the form attached hereto as Exhibit A providing for the Reincorporation Merger (as defined in the Reincorporation Plan of Merger). Entegris and Eagle Delaware will not amend or otherwise modify the Reincorporation Plan of Merger without the prior written consent of Mykrolis. Immediately prior to the consummation of the Merger, Entegris shall be merged with and into Eagle Delaware in accordance with the Reincorporation Plan of Merger. From and after the effective time of the Reincorporation Merger (the “Reincorporation Merger Effective Time”), the separate existence of Entegris shall terminate and Eagle Delaware shall continue in existence as the surviving corporation of the Reincorporation Merger (the

“Reincorporation Merger Surviving Corporation”). The Reincorporation Merger Surviving Corporation shall be governed by the laws of the State of Delaware and shall be named “Entegris, Inc.” All references in this Agreement to Entegris (other than in this Article 0 with respect to the consummation of the Reincorporation Merger) shall be deemed to refer, from and after the Reincorporation Merger Effective Time, to Eagle Delaware as the surviving corporation of the Reincorporation Merger.

0.02. Effects of the Reincorporation Merger. The conversion of common stock of Entegris, par value $.01 per share (“Entegris Common Stock”) into common stock of Eagle Delaware, par value $.01 per share (“Eagle Delaware Common Stock”), pursuant to the Reincorporation Merger, the Certificate of Incorporation and By-Laws of the Reincorporation Merger Surviving Corporation, the manner in which options and restricted stock units for Entegris Common Stock shall become options and restricted stock units for Eagle Delaware Common Stock following the Reincorporation Merger, the treatment of stock certificates previously representing Entegris Common Stock following the Reincorporation Merger Effective Time and the other effects of the Reincorporation Merger shall be as set forth in the Reincorporation Plan of Merger.

0.03. Qualification in Minnesota. Prior to the Reincorporation Merger Effective Time, Eagle Delaware shall take all action necessary to qualify to do business as a foreign corporation in the State of Minnesota.

0.04. Coordination of Reincorporation Merger and Merger. Each of Entegris, Eagle Delaware and Mykrolis understand and agree that the Reincorporation Merger is being consummated only to facilitate the completion of the Merger. The Reincorporation Merger shall not be consummated unless all conditions to the Merger have been satisfied or waived and Eagle Delaware and Mykrolis are prepared to consummate the Merger immediately after the Reincorporation Merger Effective Time.

ARTICLE I

THE MERGER

1.01. Merger. At the Effective Time (as defined in Section 1.02) and immediately following the Reincorporation Merger Effective Time, and in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “Delaware Corporation Law”), Mykrolis shall be merged with and into Eagle Delaware, and the separate corporate existence of Mykrolis shall thereupon cease. Eagle Delaware shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the Delaware Corporation Law. The Merger shall have the other effects set forth in the applicable provisions of the Delaware Corporation Law.

1.02. Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) upon the filing of a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State in such form as is required by, and executed in accordance with, the relevant provisions of the Delaware Corporation Law and the terms of this Agreement or at such later date or time as Eagle Delaware and Mykrolis agree and specify in the Certificate of Merger. The filing of the Certificate of Merger shall be made immediately following the Reincorporation Merger Effective Time and as soon as practicable, but no more than three business days (unless Entegris and Mykrolis shall otherwise agree) following the later of (a) the receipt of the respective votes of the shareholders of Entegris and the stockholders of Mykrolis as contemplated by Section 6.04, and (b) the satisfaction or waiver (to the extent waivable under Article VII) of all conditions to the consummation of the Merger set forth in Article VII (other than the delivery of an officers’ certificate required by Sections 7.02(a), 7.02(b) and 7.02(c) and Sections 7.03(a), 7.03(b) and 7.03(c) and the delivery of the legal opinions required by Sections 7.02(d) and 7.03(d) so long as such conditions are satisfied or waived at the Closing (as defined in Section 3.01)).

1.03. Certificate of Incorporation and By-Laws. At the Effective Time, the Certificate of Incorporation and Bylaws of Eagle Delaware, as in effect immediately prior to the Effective Time, shall be the Certificate of

Incorporation and Bylaws of the Surviving Corporation. The parties agree that, and agree to take all action in order that, immediately prior to the Effective Time, the Certificate of Incorporation and Bylaws of Eagle Delaware shall be in the forms attached hereto as Exhibits B and C, respectively, unless and to the extent the parties agree to changes therein (in which case the parties agree to cause the Certificate of Incorporation and Bylaws of Eagle Delaware to be in such forms, with such changes as are agreed upon by the parties, immediately prior to the Effective Time); provided, however, if any provision of such Certificate of Incorporation and Bylaws (i) is required to be submitted separately to shareholders for approval at the time of their approval of the Merger and (ii) does not receive the approval of such shareholders, then the Certificate of Incorporation and Bylaws of Eagle Delaware as in effect immediately prior to the Effective Time shall not include any such provision.

1.04. Board of Directors and Officers of the Surviving Corporation. The directors of the Surviving Corporation shall be as set forth in Section 8.04(b), each to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. The officers of the Surviving Corporation shall be as set forth in Section 8.04(b) until their respective successors are appointed and qualified or until their earlier death, resignation, or removal.

ARTICLE II

CONVERSION OF SHARES

2.01. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(a) Each share of Common Stock of Mykrolis, par value $.01 per share the “Mykrolis Common Stock”), issued and outstanding immediately before the Effective Time (other than shares of Mykrolis Common Stock held of record by Eagle Delaware) shall be converted into the right to receive 1.39 fully paid and nonassessable shares (the “Merger Consideration”) of Eagle Delaware Common Stock, subject to Section 2.05.

(b) Each share of Eagle Delaware Common Stock issued and outstanding immediately before the Effective Time shall remain outstanding and each certificate formerly representing such shares of Eagle Delaware Common Stock (including certificates formerly representing shares of Entegris Common Stock that have not been surrendered in connection with the Reincorporation Merger for certificates representing shares of Eagle Delaware Common Stock) shall evidence ownership and represent the same number of shares of common stock of the Surviving Corporation (referred to herein as “Eagle Delaware Common Stock”).

2.02. Effect of Conversion on Shares of Mykrolis Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all shares of Mykrolis Common Stock issued and outstanding immediately prior to the Effective Time, will cease to exist and will cease to be outstanding as a result of their conversion pursuant to Section 2.01, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Mykrolis Common Stock (a “Certificate”) will thereafter cease to have any rights with respect to such shares of Mykrolis Common Stock, except the right to receive the Merger Consideration, any cash in lieu of fractional shares of Eagle Delaware Common Stock to be issued in consideration therefor pursuant to Section 2.05, and any dividends or other distributions payable pursuant to Section 2.06(d), in each case in accordance with this Article II, upon surrender of such Certificate.

2.03. Cancelation of Shares of Mykrolis Common Stock Held by Eagle Delaware and Subsidiaries. At the Effective Time, each share of Mykrolis Common Stock held of record by Eagle Delaware immediately prior to the Effective Time will, by virtue of the Merger, cease to exist and cease to be outstanding and will be canceled and no stock of Eagle Delaware or other consideration shall be delivered in exchange therefor.

2.04. Stock Options. At the Effective Time, each outstanding option to purchase shares of Mykrolis Common Stock granted under any employee stock option or compensation plan of, or other arrangement with, Mykrolis shall be assumed by Eagle Delaware as the Surviving Corporation in accordance with Section 6.09.

2.05. Fractional Shares. No fractional shares of Eagle Delaware Common Stock shall be issued in the Merger. All fractional shares of Eagle Delaware Common Stock to which a holder of Mykrolis Common Stock would otherwise be entitled at the Effective Time shall be aggregated. If a fractional share would otherwise result from this aggregation, the stockholder shall be entitled upon the surrender of the stockholder’s Certificate(s) to receive from Eagle Delaware an amount in cash in lieu of the fractional share, based on the per-share closing sale price of Entegris Common Stock or Eagle Delaware Common Stock, as the case may be, on the NASDAQ National Market (“NASDAQ”) on the trading day immediately preceding the Effective Time. Eagle Delaware will make available to the Exchange Agent the cash necessary to pay for fractional shares.

2.06. Exchange of Certificates.

(a) Prior to the Effective Time, Eagle Delaware shall authorize Wells Fargo Bank, N.A., or such other firm as is reasonably acceptable to Mykrolis, to serve as exchange agent hereunder (the “Exchange Agent”) pursuant to an agreement reasonably acceptable to Mykrolis. At or immediately following the Effective Time, Eagle Delaware shall cause to be deposited in trust with the Exchange Agent, for the benefit of the holders of Mykrolis Common Stock, certificates representing the number of whole shares of Eagle Delaware Common Stock to which the holders of Mykrolis Common Stock are entitled under this Article II, and shall agree in writing with the Exchange Agent to deposit in trust with the Exchange Agent as needed cash sufficient to pay for fractional shares in accordance with Section 2.05 (such cash amounts and certificates are referred to herein collectively as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions received from Eagle Delaware, deliver the number of shares of Eagle Delaware Common Stock and pay the amounts of cash provided for in Sections 2.01 and 2.05 out of the Exchange Fund. Additional amounts of cash, if any, needed from time to time by the Exchange Agent to make payments for fractional shares shall be provided by Eagle Delaware and shall become part of the Exchange Fund. The Exchange Fund may not be used for any other purpose, except as provided in this Agreement, or as otherwise agreed by Mykrolis and Eagle Delaware before the Effective Time. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Eagle Delaware. Any interest and other income resulting from such investments will be paid to Eagle Delaware.

(b) As soon as practicable after the Effective Time, the Exchange Agent shall mail and otherwise make available to each record holder (other than Eagle Delaware or any direct or indirect wholly owned Subsidiary of Eagle Delaware) who, as of the Effective Time, was a holder of a Certificate a letter of transmittal and instructions for use in effecting the surrender of the Certificate for payment therefor and conversion thereof. Delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon proper delivery of the Certificate to the Exchange Agent and the letter of transmittal shall so reflect.

(c) Upon surrender to the Exchange Agent of a Certificate representing shares of Mykrolis Common Stock, together with the letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) one or more certificates as requested by the holder (properly issued, executed, and countersigned, as appropriate) representing the number of whole shares of Eagle Delaware Common Stock to which that holder of Mykrolis Common Stock is entitled pursuant to the provisions of Section 2.01, and (ii) as to any fractional share, a check representing the cash consideration to which the holder is entitled under Section 2.05, and the Certificate so surrendered shall be canceled. No interest will be paid or accrued on any cash payable for fractional shares upon surrender of a Certificate. Eagle Delaware shall pay any transfer or other taxes required by reason of the issuance of a certificate representing shares of Eagle Delaware Common Stock if the certificate is issued in the name of the person in whose name the Certificate surrendered in exchange therefor is registered; provided, however, that Eagle Delaware shall not pay any transfer or other tax if payment of any such tax by Eagle Delaware would cause the Merger to fail to qualify as a tax-free reorganization under the Code. If any portion of the applicable Merger Consideration to be received pursuant to this Article II upon exchange of a Certificate is to be issued or paid to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of issuance and payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting the exchange shall pay in advance any transfer or other taxes required by reason of the issuance of the applicable Merger Consideration to such other person, or establish to the satisfaction of the Exchange Agent that the tax has been paid or that no tax is applicable.

(d) From the Effective Time until surrender in accordance with this Section 2.06, each Certificate (other than any Certificates representing shares held of record by Eagle Delaware) shall be deemed, for all corporate purposes other than the payment of dividends or other distributions, to evidence the ownership of the applicable Merger Consideration into which those shares of Mykrolis Common Stock shall have been converted. No dividends or other distributions that are otherwise payable with respect to the applicable Merger Consideration will be paid to persons entitled to receive the applicable Merger Consideration until they surrender their Certificates. Subject to the effect of applicable abandoned property, escheat, and similar laws, promptly after surrender of a Certificate, there shall be paid to the person in whose name the applicable Merger Consideration is issued any dividends or other distributions on such applicable Merger Consideration that shall have a record date on or after the Effective Time and before surrender, provided that if the payment date for any dividend or other distribution is after the date of surrender, the payment shall be made on the payment date. Persons entitled to receive dividends or other distributions shall not be entitled to receive interest on them. Eagle Delaware shall make available to the Exchange Agent from time to time the cash necessary to make payments of dividends or other distributions on Eagle Delaware Common Stock and any such cash shall become part of the Exchange Fund.

(e) In the case of any lost, stolen, or destroyed Certificate, the holder thereof may be required, as a condition precedent to the delivery to the holder of the consideration described in Section 2.01 and 2.05, to deliver to Eagle Delaware a written indemnity agreement in form and substance reasonably acceptable to Eagle Delaware and, if reasonably deemed advisable by Eagle Delaware, a bond in such reasonable sum as Eagle Delaware may direct as indemnity against any claim that may be made against the Exchange Agent, the Surviving Corporation or Mykrolis with respect to the Certificate alleged to have been lost, stolen, or destroyed.

(f) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation or Mykrolis of the shares of Mykrolis Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration described in Sections 2.01 and 2.05. After the Effective Time, Eagle Delaware shall cause the shares of Mykrolis Common Stock to be delisted from New York Stock Exchange (the “NYSE”).

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Mykrolis one year after the Effective Time shall be returned to Eagle Delaware, upon demand, and any holder who has not complied with this Section 2.06 shall thereafter look only to Eagle Delaware, and (subject to abandoned property, escheat, or similar laws) only as a general creditor thereof, for issuance of the applicable Merger Consideration and other consideration to which the holder is entitled hereunder; provided, however, that to the fullest extent permitted by law, none of the Exchange Agent, Mykrolis, or the Surviving Corporation shall be liable to a holder of shares of Mykrolis Common Stock for any amount required to be paid to a public official under any applicable abandoned property, escheat, or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any shares of Eagle Delaware Common Stock, any cash in lieu of fractional shares of Eagle Delaware Common Stock or any dividends or other distributions with respect to Eagle Delaware Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Eagle Delaware, free and clear of all claims or interest of any person previously entitled thereto.

2.07. Adjustment to Merger Consideration. The applicable Merger Consideration shall be appropriately adjusted to reflect any stock split, stock dividend, recapitalization, reorganization, reclassification, exchange, subdivision, combination of, or other similar change in Entegris Common Stock, Eagle Delaware Common Stock or Mykrolis Common Stock after the date of this Agreement and prior to the Effective Time to provide to holders of Mykrolis Common Stock the same economic effect and percentage ownership of Eagle Delaware Common Stock as contemplated by this Agreement prior to such change in Entegris Common Stock, Eagle Delaware Common Stock or Mykrolis Common Stock; provided that the foregoing shall not permit Mykrolis or Entegris to take any action that is prohibited under this Agreement.

2.08. Withholding Rights. The Surviving Corporation or the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payments under the Code, or any provisions of state, local or foreign tax Law. To the extent that amounts are withheld by the Surviving Corporation or the Exchange Agent, as the case may be, such amounts withheld shall be treated for purpose of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.

ARTICLE III

CLOSING

3.01. Generally. Subject to the provisions of Article VII, the closing (the “Closing”) of the transactions contemplated hereby shall occur at 10:00 a.m., Minneapolis, Minnesota time, two (2) business days following the special meetings of the shareholders of Entegris and of the stockholders of Mykrolis to be called under Section 6.04, or at such other date or time as Entegris and Mykrolis may mutually agree (the “Closing Date”). The Closing shall be held at the offices of Faegre & Benson LLP in Minneapolis, Minnesota, or at such other place as Entegris and Mykrolis may mutually agree.

3.02. Deliveries at the Closing. Subject to the provisions of Article VII, at the Closing:

(a) there shall be delivered to Eagle Delaware and Mykrolis the certificates and other documents and instruments the delivery of which is contemplated under Article VII; and

(b) Eagle Delaware and Mykrolis shall cause the Certificate of Merger to be filed as provided in Section 1.02 and shall take all other lawful actions necessary to cause the Merger to become effective.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

As used with respect to Mykrolis or Entegris, as the case may be, the term “Material Adverse Effect” means (i) any change or effect, individually or in the aggregate, that has or is reasonably likely to have a material adverse effect on the business, operations, results of operations, properties or financial condition of the party and its Subsidiaries taken as a whole, other than changes or effects (A) caused by changes in general economic or securities markets conditions, (B) that affect the business in which such party and its Subsidiaries operate in general and which do not have a materially disproportionate effect on such party and its Subsidiaries, (C) resulting from acts of terrorism or war (whether or not declared), (D) resulting from the announcement or proposed consummation of this Agreement and the transactions contemplated hereby, (E) resulting from compliance with the terms and conditions of this Agreement, or (F) in the market price or trading volume of the party’s common stock, or (ii) a material impairment on the ability of the party and its Subsidiaries to consummate the transactions contemplated by this Agreement.

4.01. Representations and Warranties of Mykrolis. Except as otherwise set forth in the disclosure schedule delivered by Mykrolis to Entegris concurrently with the execution of this Agreement (the “Mykrolis Disclosure Schedule”), Mykrolis represents and warrants to Entegris and Eagle Delaware as follows:

(a) Organization, Standing, Qualification. Mykrolis is a corporation and each of its Subsidiaries is a corporation or limited liability company (as identified in the Mykrolis Disclosure Schedule) duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization (as identified in the Mykrolis Disclosure Schedule) and has the requisite corporate or limited liability company, as applicable, power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of Mykrolis and its Subsidiaries is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated, or leased by it, or the nature of its business, makes such qualification or licensing necessary, except those jurisdictions where failure to be so qualified, licensed, or in good standing would not be reasonably likely to have a Material Adverse Effect on Mykrolis. Complete and correct copies of the Articles or Certificate of Incorporation and Bylaws or similar charter or organizational documents of Mykrolis and each of its Subsidiaries have been made available to Entegris.

(b) Capitalization. The authorized capital stock of Mykrolis consists solely of the following: (i) 250,000,000 shares of Mykrolis Common Stock, of which, as of February 1, 2005, 41,961,602 shares were issued and outstanding; and (ii) 5,000,000 shares of Preferred Stock, $.01 par value per share (the “Mykrolis Preferred Stock”), of which, as of the date of this Agreement, none is issued and outstanding. No shares of Mykrolis Common Stock are held in the treasury of Mykrolis. All of the issued and outstanding shares of capital stock of Mykrolis and each of its corporate Subsidiaries, and all of the limited liability company interests of each of its limited liability company Subsidiaries, have been duly authorized and validly issued, are fully paid and nonassessable (in the case of such capital stock), and were not granted in violation of any statutory preemptive rights. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, rights, calls, or other agreements or commitments of any character pursuant to which Mykrolis or any of its Subsidiaries is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity interests in, Mykrolis or any of its Subsidiaries, and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity interests, except for (i) options to purchase up to an aggregate of 6,809,003 shares of Mykrolis Common Stock at the exercise prices set forth in the Mykrolis Disclosure Schedule, (ii) the Common Stock Rights Agreement, dated as of November 29, 2001, between Mykrolis and Equiserve Trust Company, N.A., as Rights Agent, as amended (the “Mykrolis Rights Agreement”) pursuant to which each outstanding share of Mykrolis Common Stock has attached to it certain rights (the “Mykrolis Rights”) to purchase one share of Mykrolis Common Stock, at a purchase price of $130 per share (subject to adjustment), and (iii) rights of participants to purchase shares of Mykrolis Common Stock pursuant to the Employee Stock Purchase Plan of Mykrolis (the “Mykrolis Employee Stock Purchase Plan”). There are no preemptive rights, rights of first refusal, rights of first offer, or any similar rights granted by Mykrolis or any of its Subsidiaries with respect to the securities of Mykrolis or any of its Subsidiaries. As of the date of this Agreement, there are no stock appreciation rights, phantom stock rights, or performance shares outstanding with respect to Mykrolis or any of its Subsidiaries or similar agreements or commitments obligating Mykrolis or any Subsidiary of Mykrolis to make cash payments pursuant to any stock based or stock related plan based upon the market price performance of Mykrolis Common Stock. Mykrolis owns, directly or indirectly, all of the issued and outstanding shares of capital stock or limited liability company interests of every class of each of its Subsidiaries, free and clear of all Liens, security interests, pledges, charges, and other encumbrances. The Mykrolis Disclosure Schedule contains a complete and correct list of each corporation, limited liability company, partnership, joint venture, or other business association in which Mykrolis has any direct or indirect equity ownership interest, including the nature of the equity interest held by Mykrolis therein. There are no voting trusts or agreements or arrangements to which Mykrolis or any of its Subsidiaries is a party or of which Mykrolis otherwise has knowledge with respect to the voting of its capital stock.

(c) Authorization and Execution.

(i) Mykrolis has the corporate power and authority to execute and deliver this Agreement and, subject to approval by Mykrolis’ stockholders at the special meeting of stockholders referred to in Section 4.01(c)(ii), to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by Mykrolis have been duly authorized by the Board of Directors of Mykrolis, and no further corporate action of Mykrolis, other than the approval of its stockholders and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Mykrolis and, assuming the accuracy of the representations and warranties of Entegris and Eagle Delaware set forth in Section 4.02(c), constitutes the legal, valid, and binding obligation of Mykrolis, enforceable against Mykrolis in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

(ii) Mykrolis’ Board of Directors has at a meeting duly called and held: (A) determined that this Agreement and the transactions contemplated by this Agreement are advisable and fair to and in the best interests of Mykrolis’ stockholders; (B) approved this Agreement and the transactions contemplated by this Agreement; and (C) resolved to recommend approval of this Agreement and the Merger by its stockholders (the “Mykrolis Voting Proposal”). No other corporate proceedings on the part of Mykrolis are necessary to authorize or approve this Agreement or to consummate the transactions contemplated by this Agreement, except for the approval of the Mykrolis Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of the Mykrolis Common Stock entitled to vote at a meeting (the “Mykrolis Shareholders’ Meeting”) of the stockholders of Mykrolis convened to consider and vote upon the Mykrolis Voting Proposal (the “Requisite Mykrolis Shareholder Approval”). No person is entitled to appraisal or dissenter’s rights under the Delaware Corporation Law as a result of this Agreement or the Merger.

(d) No Conflicts. Neither the execution and delivery of this Agreement by Mykrolis nor the consummation by Mykrolis of the transactions contemplated hereby in accordance with their terms, will (i) conflict with or result in a breach of the Articles or Certificate of Incorporation, Bylaws, Articles of Organization, operating agreement, or similar charter or organizational documents, as currently in effect, of Mykrolis or any of its Subsidiaries; (ii) require any filing with, or consent or approval of, any governmental authority having jurisdiction over any of the business or assets of Mykrolis or any of its Subsidiaries, except for (A) the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (b) filings as may be required under foreign antitrust or competition Laws, (C) the filing of the Certificate of Merger with the Delaware Secretary of State, and (D) the filing of the Joint Proxy Statement (as defined in Section 4.01(f) hereof) with the Securities and Exchange Commission (“SEC”) in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (iii) violate any statute, law, ordinance, rule, or regulation applicable to Mykrolis or any of its Subsidiaries or any injunction, judgment, order, writ, or decree to which Mykrolis or any of its Subsidiaries or any of their respective assets has been specifically identified as subject; or (iv) result in a breach of, or constitute a default or an event that, with or without the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancelation, or acceleration, create any entitlement of any third party to any material payment or benefit, require notice to or the consent of any third party, or result in the creation of any Lien on the assets of Mykrolis or any of its Subsidiaries under, any Mykrolis Material Contract (as defined in Section 4.01(i)), except, in the case of clauses (ii), (iii) and (iv), where the violation, breach, default, termination, cancelation, acceleration, payment, benefit, or Lien, or the failure to make such filing or obtain such consent or approval would not be reasonably likely to have a Material Adverse Effect on Mykrolis.

(e) SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) Mykrolis has made available to Entegris, in the form filed with the SEC, its (A) Annual Report on Form 10-K for each of its fiscal years ended December 31, 2002 through December 31, 2004, (B) all proxy statements relating to Mykrolis’ meetings of shareholders (whether annual or special) held since January 1, 2002, and (C) all other reports, registration statements, and other filings (including amendments to previously filed documents) filed by Mykrolis with the SEC since January 1, 2002 (all such reports, proxy statements, registration statements, and filings, other than the Joint Proxy Statement (as defined in Section 4.01(f)), being herein collectively called the “Mykrolis SEC Reports” and individually called a “Mykrolis SEC Report”). Taking into account any amendments and supplements filed prior to the date of this Agreement, no Mykrolis SEC Report, as of its filing date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and each Mykrolis SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the rules and regulations of the SEC. Since January 1, 2002, Mykrolis has filed in a timely manner all reports that it was required to file with the SEC pursuant to the Exchange Act, the Securities Act, and the rules and regulations of the SEC.

(ii) The consolidated financial statements contained in the Mykrolis SEC Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Mykrolis and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and consolidated cash flows of Mykrolis and its Subsidiaries for the periods indicated, subject, in the case of interim financial statements, to normal year-end adjustments, and except that the interim financial statements do not contain all of the footnote disclosures required by generally accepted accounting principles.

(iii) Except as and to the extent reflected or reserved against on the most recent balance sheet contained in the Mykrolis SEC Reports filed prior to the date hereof (the “Mykrolis Balance Sheet”), neither Mykrolis nor any of its Subsidiaries had, as of the date of the Mykrolis Balance Sheet, any material obligations or liabilities of any nature that as of such date would have been required to be included on a consolidated balance sheet of Mykrolis prepared in accordance with generally accepted accounting principles as in effect on that date. From the date of the Mykrolis Balance Sheet to the date of this Agreement, neither Mykrolis nor any of its Subsidiaries has incurred any obligations or liabilities of any nature that are currently outstanding that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Mykrolis dated as of the date of this Agreement prepared in accordance with generally accepted accounting principles as in effect on the date of this Agreement, other than those arising in the ordinary course of business (including trade indebtedness) since the date of the Mykrolis Balance Sheet and those that individually or in the aggregate would not be reasonably likely to have a Material Adverse Effect on Mykrolis.

(iv) The chief executive officer and the chief financial officer of Mykrolis have made all certifications required by, and nothing has come to their attention that would preclude them from being able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and Mykrolis is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of the NYSE.

(v) Neither Mykrolis nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership or any similar contract or arrangement (including without limitation any contract or arrangement relating to any transaction or relationship between or among Mykrolis and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including without limitation any structured finance, special purpose or limited purpose entity or person, on the other hand), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Mykrolis or any of its Subsidiaries in Mykrolis’ or its Subsidiaries’ published financial statements.

(f) Information to be Supplied by Mykrolis. None of the information supplied or to be supplied by or on behalf of Mykrolis for inclusion or incorporation by reference in the registration statement to be filed with the SEC by Entegris and Eagle Delaware in connection with the issuance of shares of Eagle Delaware Common Stock in the Merger (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of Mykrolis for inclusion or incorporation by reference in the joint proxy statement, in definitive form, relating to the Mykrolis Shareholders’ Meeting and the Entegris Shareholders’ Meeting (as defined in Section 4.02(c)(ii)) to be held in connection with the Reincorporation Merger and the Merger, or in the related proxy and notice of meeting, or soliciting material used in connection therewith (referred to herein collectively as the “Joint Proxy Statement”) will, at the dates mailed to shareholders and at the times of the Mykrolis Shareholders’ Meeting and the Entegris Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (except for information supplied by or on behalf of Entegris or Eagle Delaware for inclusion therein) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(g) Absence of Certain Changes or Events. From the date of the Mykrolis Balance Sheet to and including the date of this Agreement, Mykrolis and its Subsidiaries have conducted their respective businesses and operations in the ordinary course consistent with past practices and neither Mykrolis nor any of its Subsidiaries has:

(i) split, combined, or reclassified any shares of its capital stock or made any other changes in its equity capital structure;

(ii) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of its capital stock or any options, rights, or warrants to purchase any of its capital stock or any securities convertible into or exchangeable for any of its capital stock;

(iii) declared, set aside, or paid any dividend or made any other distribution in respect of shares of its capital stock, except for dividends or distributions by any of its Subsidiaries to Mykrolis or another wholly owned Subsidiary of Mykrolis;

(iv) issued any shares of its capital stock or granted any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except (A) issuances of shares of Mykrolis Common Stock upon the exercise of options under Mykrolis incentive plans in accordance with the terms of such plans, (B) grants of options for 500 shares of Mykrolis Common Stock pursuant to Mykrolis incentive plans, (C) issuances of shares of Mykrolis Common Stock pursuant to the Mykrolis Employee Stock Purchase Plan, and (D) the issuance of Mykrolis Rights under the Mykrolis Rights Agreement in connection with the issuance of Mykrolis Common Stock permitted pursuant to this Agreement;

(v) purchased any business, purchased any stock of any corporation other than Mykrolis, or merged or consolidated with any person;

(vi) sold, leased, licensed, or otherwise disposed of, pledged, granted a security interest in, or encumbered any assets or properties that were material to Mykrolis and its Subsidiaries, taken as a whole, other than sales or other dispositions in the ordinary course of business, or Permitted Liens (as defined in Section 10.08);

(vii) incurred, assumed, or guaranteed any indebtedness for money borrowed other than (A) borrowings incurred for working capital purposes under Mykrolis’ existing revolving credit facilities, and (B) intercompany indebtedness;

(viii) changed or modified in any material respect any existing accounting method, principle, or practice, other than as required by generally accepted accounting principles;

(ix) increased the compensation or benefits of any officer or director of Mykrolis or any of its Subsidiaries, other than consistent with past practice;

(x) entered into or amended any contract, agreement, employment, severance, or special pay arrangement with any employee of Mykrolis or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(xi) except for this Agreement, entered into any commitment to do any of the foregoing;

(xii) suffered any business interruption, damage to, or destruction of its properties, or other incident, occurrence, or event or change (after giving effect to insurance coverage) that would be reasonably likely to have a Material Adverse Effect on Mykrolis; or

(xiii) entered into a contract or agreement with respect to any other agreement or arrangement, the effect of which would have the same result as the occurrence of any of the foregoing.

(h) Tax Matters.

(i) Mykrolis and its Subsidiaries have timely filed (or received appropriate extensions of time to file) all federal, state, local, and foreign tax returns, reports, forms, or other similar statements (“Tax Returns”) required to be filed by them with respect to gross income, net income, gross receipts, withholding, social security, unemployment, payroll, franchise, property, excise, sales, use, and other taxes of whatever kind and any interest, penalty, or addition to tax attributable thereto (“Taxes”), except for Tax Returns the non-filing of which would not reasonably be likely to have a Material Adverse Effect on Mykrolis, and have paid all Taxes shown on such Tax Returns to the extent they have become due. Mykrolis and its Subsidiaries have paid all Taxes due and payable (whether or not shown on any Tax Return) except for Taxes the nonpayment of which would not reasonably be likely to have a Material Adverse Effect on Mykrolis.

(ii) No Tax Return filed by Mykrolis or any of its Subsidiaries is the subject of any pending or, to the knowledge of Mykrolis, threatened audit, suit, proceeding, or claim by any Governmental Body (as defined in Section 10.08) as of the date of this Agreement. Neither Mykrolis nor any of its Subsidiaries has received, as of the date of this Agreement, a notice of material deficiency or assessment of material additional Taxes that remains unresolved.

(iii) Mykrolis and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all material Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, shareholder or other third party, except for Taxes the nonpayment of which would not reasonably be likely to have a Material Adverse Effect on Mykrolis.

(iv) [INTENTIONALLY OMITTED]

(v) [INTENTIONALLY OMITTED]

(vi) Neither Mykrolis nor any of its Subsidiaries is a party to or is bound by any Tax allocation or sharing agreement or arrangement other than (i) such an agreement or arrangement exclusively between and among Mykrolis and its wholly owned Subsidiaries, and (ii) the Tax Sharing Agreement dated as of March 31, 2001 between Millipore Corporation and Mykrolis (the “Tax Sharing Agreement”).

(vii) Mykrolis has delivered or made available to Entegris true and complete copies of all requested federal, state, local, and foreign income tax returns with respect to Mykrolis and each of its Subsidiaries.

(viii) There is no contract, agreement, plan, or arrangement covering any employee or former employee of Mykrolis or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible under Section 280G of the Code.

(ix) There are no Liens or encumbrances for Taxes on any of the assets of Mykrolis or any of its Subsidiaries, other than Permitted Liens.

(x) The charges, accruals, and reserves for Taxes with respect to Mykrolis and its Subsidiaries reflected on the Mykrolis Balance Sheet are adequate under generally accepted accounting principles to cover the Tax liabilities of Mykrolis and its Subsidiaries accruing through the date thereof.

(xi) Neither Mykrolis nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from being treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

(xii) Within the past five years, neither Mykrolis nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under section 355(a) of the Code, except the distribution of Mykrolis pursuant to the Master Separation and Distribution Agreement between Mykrolis and Millipore Corporation effective as of March 31, 2001 (the “Spin Off”).

(xiii) Neither Mykrolis nor any of its Subsidiaries is or has been a member of any group of corporations filing a consolidated tax return for United States federal income tax purposes (except the group of which Mykrolis is the parent), except for periods of time prior to and including the date of the Spin Off.

(xiv) Mykrolis has made available to Entegris a true and correct copy (deleting confidential names) of that certain private letter ruling (the “Ruling”), issued by the IRS in connection with the Spin Off, and neither Mykrolis nor any of its Subsidiaries has received written notice from any Tax authority indicating that the Ruling may be revoked or its application to the Spin Off described therein challenged or disputed by any Tax authority.

(xv) Mykrolis has materially complied and is in material compliance with the Tax Sharing Agreement.

(xvi) Neither Mykrolis nor any of its Subsidiaries has any material liability for any Taxes of any Person, other than Mykrolis or its Subsidiaries, under Treasury Regulation section 1.1502-6 or any comparable provision of state, local or foreign law, or as a transferee, successor or by contract.

(xvii) The transfer of assets to Mykrolis in connection with the Spin Off and the Spin Off were tax-free transactions under Sections 368(a)(1)(D) and 355 of the Code.

(i) Mykrolis Material Contracts. As of the date of this Agreement, neither Mykrolis nor any of its Subsidiaries is a party to or bound by any:

(i) employment agreement (other than those that are terminable by Mykrolis or any of its Subsidiaries without cost or penalty upon not more than 60 days’ notice);

(ii) material Intellectual Property agreement (other than non-negotiated licenses of commercially available computer software);

(iii) loan or guaranty agreement, indenture or other instrument, contract, or agreement under which any money has been borrowed or loaned and has not been repaid in full or any note, bond, or other evidence of indebtedness has been issued and remains outstanding;

(iv) mortgage, security agreement, or capital lease that effectively creates a Lien on any material assets of Mykrolis or any of its Subsidiaries;

(v) contract restricting Mykrolis or any of its Subsidiaries in any material respect from engaging in business or from competing with any other parties;

(vi) plan of reorganization;

(vii) dealer, distributor, joint marketing or development contract under which Mykrolis or any of its Subsidiaries has continuing material obligations to jointly market any product, technology or service and which may not be canceled without cost or penalty upon notice of 60 days or less, or any contract pursuant to which Mykrolis or any of its Subsidiaries has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Mykrolis or any of its Subsidiaries;

(viii) settlement agreements under which Mykrolis or any of its Subsidiaries has ongoing obligations;

(ix) [INTENTIONALLY OMITTED]

(x) partnership or joint venture agreement;

(xi) any agreements, contracts, commitments or restrictions which require the making of any charitable contribution in excess of $25,000 per year; or

(xii) contract that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC).

All of the foregoing that are set forth or are required to be set forth in the Mykrolis Disclosure Schedule are collectively called “Mykrolis Material Contracts.” To the extent Mykrolis Material Contracts are evidenced by documents, true and complete copies thereof have been delivered or made available to Entegris. Each Mykrolis Material Contract is in full force and effect, unless the failure of any Mykrolis Material Contract to be in full force and effect would not be reasonably likely to have a Material Adverse Effect on Mykrolis. Neither Mykrolis nor any of its Subsidiaries nor, to the knowledge of Mykrolis, any other party is in breach of or in default under any of the Mykrolis Material Contracts, except for breaches or defaults which would not be reasonably likely to have a Material Adverse Effect on Mykrolis.

(j) Intellectual Property. The Mykrolis Disclosure Schedule contains a complete and correct list of all material patents and registered trademarks, trade names, registered service marks, and registered copyrights, and all material applications for any of the foregoing owned by Mykrolis and its Subsidiaries as of the date of this Agreement. With such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Mykrolis, to the knowledge of Mykrolis, Mykrolis or one of its Subsidiaries is the sole owner of or has the right to use without the payment of any fee or royalty to any other person (other than pursuant to Mykrolis Material Contracts or other agreements the non-disclosure of which therein does not constitute a misrepresentation under Section 4.01(i)) all Intellectual Property necessary to carry on their respective businesses substantially as currently conducted. As of the date of this Agreement, neither Mykrolis nor any of its Subsidiaries has received any written notice that any material Intellectual Property owned by or exclusively licensed to Mykrolis and/or its Subsidiaries has been declared unenforceable or otherwise invalid by any court or governmental agency. As of the date of this Agreement, there is, to the knowledge of Mykrolis, no material existing infringement, misappropriation or other violation by others of any Intellectual Property owned by or exclusively licensed to Mykrolis and/or its Subsidiaries. From January 1, 2002 to the date of this Agreement, neither Mykrolis nor any of its Subsidiaries has received any written notice alleging that the operation of the business of Mykrolis or any of its Subsidiaries either infringes, misappropriates or otherwise violates in any material respect the Intellectual Property rights of others. Neither Mykrolis nor any of its Subsidiaries is a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings which (i) restrict the rights of Mykrolis or any of its Subsidiaries to use any Intellectual Property material to the business of Mykrolis or any of its Subsidiaries as currently conducted, (ii) restrict in any material respect the conduct of business of Mykrolis or any of its Subsidiaries as currently conducted in order to accommodate any third party’s Intellectual Property rights, or (iii) permit third parties to use any material Intellectual Property owned by or exclusively licensed to Mykrolis or any of its Subsidiaries.

(k) Litigation. There is no litigation, arbitration, or administrative proceeding pending against or, to the knowledge of Mykrolis, threatened against Mykrolis or any of its Subsidiaries as of the date of this Agreement that, if decided adversely to such person, would be reasonably likely to have a Material Adverse Effect on Mykrolis, or that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, neither Mykrolis nor any of its Subsidiaries is specifically identified as a party subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any court, administrative agency, commission, or other governmental authority. There has not been nor are there currently any internal investigations or inquiries being conducted by Mykrolis, the Mykrolis Board of Directors (the “Mykrolis Board”), or any committee thereof, or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

(l) Permits, Licenses, Authorizations; Compliance with Laws. Mykrolis and each of its Subsidiaries has all licenses, franchises, permits, and other governmental authorizations (including those required under any Environmental Laws, as defined in Section 4.01(o)) necessary to conduct its business, except where the failure to have any such license, franchise, permit, or other governmental authorization would not be reasonably likely to have a Material Adverse Effect on Mykrolis. Neither Mykrolis nor any of its Subsidiaries is in violation of any such license, franchise, permit, or other governmental authorization, or any statute, law, ordinance, rule, or regulation (including any Environmental Laws) applicable to it or any of its properties, except where the existence of any such violation would not be reasonably likely to have a Material Adverse Effect on Mykrolis.

(m) No Brokers or Finders. Except for Citigroup Global Markets Inc. (“Citigroup”), neither Mykrolis nor any of its Subsidiaries has engaged any investment banker, broker, or finder in connection with the transactions contemplated hereby. The Surviving Corporation shall be liable for and shall pay all obligations of Mykrolis under its engagement letter with Citigroup. A copy of the engagement agreement with Citigroup, together with all other agreements in effect with Citigroup, has been provided to Entegris and except as set forth therein, no other fees are payable to Citigroup with respect to this Agreement or the transactions contemplated hereby.

(n) Employment Matters.

(i) Each employee pension benefit plan (“Pension Plan”), as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each employee welfare benefit plan (“Welfare Plan”), as defined in Section 3 of ERISA, and each deferred compensation, bonus, incentive, stock incentive, option, stock purchase, severance, or other material employee benefit plan or program (“Benefit Plan”), that is currently maintained by Mykrolis or any of its ERISA Affiliates (as defined below) or with respect to which Mykrolis or any of its ERISA Affiliates is under any current obligation to contribute or has liability, whether current or contingent (collectively, the “Mykrolis Employee Plans” and individually, a “Mykrolis Employee Plan”), is listed in the Mykrolis Disclosure Schedule and, to the extent a Mykrolis Employee Plan is evidenced by documents, true and complete copies thereof have been delivered or made available to Entegris. In addition, copies of the summary plan descriptions of each Benefit Plan, copies of the most recent determination letter issued by the Internal Revenue Service with respect to each Pension Plan, copies of the most recent actuarial report for each such Pension Plan, where applicable, and copies of the annual report (Form 5500 Series) required to be filed with any governmental agency with respect to each such Pension Plan and each such Welfare Plan for the most recent plan year of such plan for which reports have been filed have been delivered or made available to Entegris.

(ii) Each of Mykrolis and its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it under the terms of the Mykrolis Employee Plans, ERISA, the Code, or other applicable laws, unless such contributions or payments that have not been made are immaterial in amount and the failure to make such payments or contributions will not materially and adversely affect the Mykrolis Employee Plans. No Pension Plan constituting a Mykrolis Employee Plan that is subject to Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in that section), whether or not material, as of the last day of the most recent plan year of the plan.

(iii) Each Mykrolis Employee Plan (and any related trust or other funding instrument) is being administered in all material respects in compliance with its terms and in both form and operation is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all material reports required to be filed with any governmental agency with respect to each Pension Plan and each Welfare Plan constituting a Mykrolis Employee Plan have been timely filed.

(iv) There is no material litigation, arbitration, or administrative proceeding pending or, to the knowledge of Mykrolis, threatened against Mykrolis or any of its ERISA Affiliates or, to the knowledge of Mykrolis, any plan fiduciary by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any participant or beneficiary with respect to any Mykrolis Employee Plan as of the date of this Agreement. Neither Mykrolis nor any of its ERISA Affiliates nor, to the knowledge of Mykrolis, any plan fiduciary of any Pension Plan or Welfare Plan constituting a Mykrolis Employee Plan has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any excise tax imposed by the Code or ERISA with respect to any Mykrolis Employee Plan.

(v) Neither Mykrolis nor any of its ERISA Affiliates currently maintains, nor at any time in the previous six calendar years maintained or had an obligation to contribute to, any defined benefit pension plan subject to Title IV of ERISA, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

(vi) For purposes of this Section 4.01(n), the term “ERISA Affiliate” means (A) any trade or business with which Mykrolis is under common control within the meaning of Section 4001(b) of ERISA, (B) any corporation with which Mykrolis is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, (C) any entity with which Mykrolis is under common control within the meaning of Section 414(c) of the Code, (D) any entity with which Mykrolis is a member of an affiliated service group within the meaning of Section 414(m) of the Code, and (E) any entity with which Mykrolis is aggregated under Section 414(o) of the Code.

(vii) Except as would not reasonably be likely to have a Material Adverse Effect on Mykrolis, Mykrolis and its Subsidiaries (A) are in compliance with all applicable federal, state and foreign laws, rules, and regulations respecting employment, employment practices, terms and conditions of employment, and wages and hours, in each case, with respect to employees of any of them; (B) have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees of any of them; (C) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (D) other than routine payments to be made in the normal course of business and consistent with past practice, are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, Social Security, or other benefits for employees of any of them.

(viii) Neither Mykrolis nor any of its Subsidiaries is a party to any collective bargaining or other union contract. As of the date of this Agreement, no work stoppage or labor strike with respect to any employee of Mykrolis or any of its Subsidiaries is pending or, to the knowledge of Mykrolis, is threatened. There is no pending nor, to the knowledge of Mykrolis, any threatened, labor dispute, grievance, or litigation relating to labor, safety, or discrimination matters involving any employee of Mykrolis or any of its Subsidiaries, including charges of unfair labor practices or discrimination complaints, which would reasonably be likely to have a Material Adverse Effect on Mykrolis. There has been no engagement in any unfair labor practices by Mykrolis or any of its Subsidiaries within the meaning of the National Labor Relations Act which would reasonably be likely to have a Material Adverse Effect on Mykrolis.

(ix) Section 4.01(n) of the Mykrolis Disclosure Schedule sets forth a true, complete and correct list of: (A) all employment agreements with employees of Mykrolis or any of its Subsidiaries (other than at-will offer letters that are consistent with Mykrolis’ general form and do not provide for severance payments or benefits, notice periods for termination or change of control benefits); (B) all employees or former employees of Mykrolis or any of its Subsidiaries who have executed a non-competition agreement with Mykrolis or any of its Subsidiaries; (C) all severance agreements, programs and policies of Mykrolis or any of its Subsidiaries with or relating to its employees, excluding programs and policies required to be maintained by Law; and (D) all plans, programs, agreements and other arrangements of Mykrolis or any of its Subsidiaries pursuant to which payments (or acceleration of benefits or vesting of options or lapse of repurchase rights) may be required, or may become payable directly or indirectly as a result of or in connection with, the negotiation or consummation of the transactions contemplated by, or the execution of, this Agreement. True, complete and correct copies of each of the foregoing agreements to which any employee of Mykrolis or any of its Subsidiaries is a party have been made available to Entegris. Neither the execution and delivery of this Agreement or the Merger nor the consummation of the transactions contemplated hereby or thereby will constitute a “change of control” or similar event under any employment or severance plan, program, agreement or other arrangement with Mykrolis or any of its Subsidiaries.

(x) There are no personnel manuals or handbooks applicable to employees of Mykrolis or any of its Subsidiaries, other than those set forth in Section 4.01(n) of the Mykrolis Disclosures Schedule, true and complete copies or written summaries of which have heretofore been provided to Entegris.

(xi) No employee of Mykrolis or any of its Subsidiaries (A) to Mykrolis’ knowledge, is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Mykrolis or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Mykrolis or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (B) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Mykrolis or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Mykrolis or any of its Subsidiaries.

(xii) Each of Mykrolis and its Subsidiaries has been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local Law relating to plant closings and layoffs. Neither Mykrolis nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law.

(o) Environmental Matters.

(i) For purposes of this Agreement:

(A) “Environmental Law” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §1201 et seq., the Clean Water Act, 33 U.S.C. §1321 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., and any other federal, state, local, or other governmental statute, regulation, law, or ordinance dealing with the protection of human health, natural resources, or the environment; and

(B) “Hazardous Substance” means any pollutant, contaminant, hazardous substance or waste, solid waste, petroleum or any fraction thereof, or any other chemical, substance, or material listed or identified in or regulated by any Environmental Law.

(ii) Except as would not be reasonably likely to have a Material Adverse Effect on Mykrolis, (A) no real property currently or formerly owned or operated by Mykrolis or any Subsidiary of Mykrolis is contaminated with any Hazardous Substances to an extent or in a manner or condition now requiring remediation under any Environmental Law, (B) neither Mykrolis nor any Subsidiary of Mykrolis has any material unpaid liability for any off-site disposal of Hazardous Substances, and (C) neither Mykrolis nor any of its Subsidiaries has received in writing any claims or notices alleging liability under any Environmental Law. Neither Mykrolis nor any of its Subsidiaries is in violation of any applicable Environmental Law or has any unpaid liability under any Environmental Law and no condition or event has occurred with respect to Mykrolis or any of its Subsidiaries that would constitute a violation of such Environmental Law or result in any unpaid liability under any Environmental Law, excluding, in any event, such violations, conditions, and events that would not be reasonably likely to have a Material Adverse Effect on Mykrolis.

(iii) The Mykrolis Disclosure Schedule lists all environmental assessments in Mykrolis’ possession or control that relate to any of its (or any of its Subsidiaries’) currently or previously owned or leased real property. Mykrolis has delivered to Entegris true and complete copies of all environmental assessments listed in the Mykrolis Disclosure Schedule, all of the disclosures and other information made or contained in which are deemed to be incorporated by reference, and thereby included, in the Mykrolis Disclosure Schedule.

(p) Insurance. Mykrolis (or one of its Subsidiaries) now maintains, and has maintained during the immediately preceding three-year period, policies of insurance with respect to all material properties, assets, and business activities of Mykrolis and each of its Subsidiaries against such casualties, risks, and contingencies as are customarily insured against by entities owning similar properties or assets or engaged in similar business activities.

(q) Amendments to Mykrolis Rights Agreement. The Board of Directors of Mykrolis has amended the Mykrolis Rights Agreement to provide that (i) Entegris will not become an “Acquiring Person” (as defined in the Mykrolis Rights Agreement) as a result of the execution of this Agreement or the consummation of the Merger, (ii) no “Distribution Date,” or “Common Stock Event” (as such terms are defined in the Mykrolis Rights Agreement) will occur as a result of the consummation of the Merger, and (iii) all outstanding Mykrolis Rights issued and outstanding under the Mykrolis Rights Agreement will expire immediately before the Effective Time.

(r) Opinion of Financial Adviser. Mykrolis’ Board of Directors has received the opinion of Citigroup to the effect that, as of the date of this Agreement, the consideration to be received by the holders of Mykrolis Common Stock (other than Entegris or any Subsidiary of Mykrolis or Entegris) in the Merger is fair to such stockholders from a financial point of view.

(s) Ownership of Entegris Common Stock. As of the date of this Agreement, neither Mykrolis nor, to the knowledge of Mykrolis, any of Mykrolis’ affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of, in the case of either clause (i) or (ii), shares of Entegris Common Stock.

(t) Transactions with Affiliates. Except for transactions between or among Mykrolis and any of its wholly owned Subsidiaries, and except for contracts entered into in the ordinary course of business that are no less advantageous to Mykrolis and its Subsidiaries than market terms in all material respects, no affiliate of Mykrolis or any of its Subsidiaries nor any shareholder, officer, director, partner, member, consultant, or employee of Mykrolis or any of its Subsidiaries, is a party to any material contract or transaction with Mykrolis or any of its Subsidiaries, including any material contract or arrangement providing for the furnishing of services to or by, providing for rental of real or personal property (including intellectual property) to or from, or otherwise requiring payments to or from, Mykrolis or any of its Subsidiaries. Since the date of the Mykrolis Balance Sheet, no event has occurred that would be required to be reported as a

Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K of the SEC that has not been so reported in the Mykrolis SEC Reports.

(u) Disclosure Controls and Procedures. Since August 14, 2003, Mykrolis and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Mykrolis in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Mykrolis’ management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Mykrolis required under the Exchange Act with respect to such reports. Mykrolis maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(v) Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the Laws of the State of Delaware or other applicable Law (each a “Takeover Statute”) is applicable to the Merger or any of the other transactions contemplated by this Agreement.

(w) Properties and Assets.

(i) Mykrolis or a Subsidiary of Mykrolis has good and valid (and, in the case of real property, fee simple) title to, or a valid leasehold interest in, all the real and tangible properties and assets which it purports to own or lease, including all the properties and assets reflected in the Mykrolis Balance Sheet (except for personal property sold since the date of the Mykrolis Balance Sheet in the ordinary course of business consistent with past practice). All properties and assets reflected in the Mykrolis Balance Sheet are free and clear of all Liens, except for Liens reflected on the Mykrolis Balance Sheet and Liens for current taxes not yet due and other Liens, other than for borrowed money, that do not materially impair the use or operation of the property or assets subject thereto.

(ii) Section 4.01(w) of the Mykrolis Disclosure Schedule sets forth a true, complete and correct list of all real property owned by Mykrolis or its Subsidiaries and the location of such premises. All material real property leases, licenses or other occupancy agreements to which Mykrolis or a Subsidiary of Mykrolis is a party or for which it is obligated (whether as lessor or tenant) (collectively, the “Mykrolis Real Property Leases”) are either filed as exhibits to the Mykrolis SEC Reports filed with the SEC prior to the date hereof or complete copies thereof have been delivered to or made available to Entegris. Section 4.01(w) of the Mykrolis Disclosure Schedule lists all Mykrolis Real Property Leases other than the Mykrolis Real Property Leases which are listed as an exhibit to Mykrolis’ most recent annual report on Form 10-K or a subsequent quarterly report on Form 10-Q.

(iii) Each Mykrolis Real Property Lease is in full force and effect, unless the failure of any Mykrolis Real Property Lease to be in full force and effect would not be reasonably likely to have a Material Adverse Effect on Mykrolis. Neither Mykrolis nor any of its Subsidiaries, nor to the knowledge of Mykrolis, any other party is in breach of or in default under any Mykrolis Real Property Lease, except for breaches or defaults which would not be reasonably likely to have a Material Adverse Effect on Mykrolis.

4.02. Representations and Warranties of Entegris and Eagle Delaware. Except as otherwise set forth in the disclosure schedule delivered by Entegris and Eagle Delaware to Mykrolis concurrently with the execution of this Agreement (the “Entegris Disclosure Schedule”), Entegris and Eagle Delaware jointly and severally represents and warrants to Mykrolis as follows:

(a) Organization, Standing, Qualification. Entegris is a corporation and each of its Subsidiaries is a corporation or limited liability company (as identified in the Entegris Disclosure Schedule) duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization (as identified in the Entegris Disclosure Schedule) and has the requisite corporate or limited liability company, as applicable, power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of Entegris and its Subsidiaries is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated, or leased by it, or the nature of its business, makes such qualification or licensing necessary, except those jurisdictions where failure to be so qualified, licensed, or in good standing would not be reasonably likely to have a Material Adverse Effect on Entegris. Complete and correct copies of the Articles or Certificate of Incorporation and Bylaws or similar charter or organizational documents of Entegris and each of its Subsidiaries have been made available to Mykrolis.

(b) Capitalization. The authorized capital stock of Entegris consists solely of 200,000,000 shares of Entegris Common Stock of which, as of the date of this Agreement, 74,020,304 shares are issued and outstanding, and no shares are held in the treasury of Entegris. All of the issued and outstanding shares of capital stock of Entegris and each of its corporate Subsidiaries, and all of the limited liability company interests of each of its limited liability company Subsidiaries, have been duly authorized and validly issued, are fully paid and nonassessable (in the case of such capital stock), and were not granted in violation of any statutory preemptive rights. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, rights, calls or other agreements or commitments of any character pursuant to which Entegris or any of its Subsidiaries is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity interests in, Entegris or any of its Subsidiaries, and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity interests, except for (i) options to purchase up to an aggregate of 9,136,258 shares of Entegris Common Stock at the exercise prices set forth in the Entegris Disclosure Schedule, (ii) rights of participants to purchase shares of Entegris Common Stock pursuant to the Employee Stock Purchase Plan of Entegris (the “Entegris Employee Stock Purchase Plan”) and (iii) rights of foreign employees of Entegris to exchange up to 22,729 restricted stock units for shares of Entegris Common Stock pursuant to the terms of the restricted stock units. There are no preemptive rights, rights of first refusal, rights of first offer, or any similar rights granted by Entegris or any of its Subsidiaries with respect to the securities of Entegris or any of its Subsidiaries. As of the date of this Agreement, there are no stock appreciation rights, phantom stock rights, or performance shares outstanding with respect to Entegris or any of its Subsidiaries or similar agreements or commitments obligating Entegris or any Subsidiary of Entegris to make cash payments pursuant to any stock based or stock related plan based on the market price performance of Entegris Common Stock. The shares of Eagle Delaware Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable, and no person will have any preemptive right, subscription right, or other purchase right in respect thereof other than pursuant to agreements with Mykrolis or any of its Subsidiaries as in effect on the date hereof. The Eagle Delaware Common Stock to be issued in the Merger, when issued, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws. Entegris owns, directly or indirectly, all of the issued and outstanding shares of capital stock or limited liability company interests of every class of each of its Subsidiaries, free and clear of all Liens, security interests, pledges, charges, and other encumbrances. The Entegris Disclosure Schedule contains a complete and correct list of each corporation, limited liability company, partnership, joint venture, or other business association in which Entegris has any direct or indirect equity ownership interest, including the nature of the equity interest held by Entegris therein. There are no voting trusts or agreements or arrangements to which Entegris or any of its

Subsidiaries is a party or of which Entegris otherwise has knowledge with respect to the voting of its capital stock.

(c) Authorization and Execution.

(i) Each of Entegris and Eagle Delaware has the corporate power and authority to execute and deliver this Agreement and the Reincorporation Plan of Merger and, subject to approval by Entegris’ shareholders at the special meeting of shareholders referred to in 4.02(c)(ii), to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Reincorporation Plan of Merger by Entegris and Eagle Delaware have been duly authorized by the Board of Directors of Entegris and the Board of Directors of Eagle Delaware, and no further corporate action of Entegris or Eagle Delaware, other than the approval of Entegris’ shareholders and of Entegris as the sole stockholder of Eagle Delaware prior to the Reincorporation Merger, the filing of the Certificate and the Articles of Merger respectively with the Secretary of State of Delaware and of Minnesota, respectively, in connection with the Reincorporation Merger, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Merger is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Entegris and Eagle Delaware and, assuming the accuracy of the representations and warranties of Mykrolis set forth in Section 4.01(c), constitutes the legal, valid, and binding obligation of Entegris and Eagle Delaware, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

(ii) Entegris’ Board of Directors has at a meeting duly called and held: (A) determined that this Agreement and the Reincorporation Plan of Merger and the transactions contemplated by this Agreement and the Reincorporation Plan of Merger are advisable and fair to and in the best interests of Entegris’ shareholders; (B) approved this Agreement and the Reincorporation Plan of Merger and the transactions contemplated by this Agreement and the Reincorporation Plan of Merger; and (C) resolved to recommend approval by its shareholders of this Agreement and the Reincorporation Plan of Merger and the Reincorporation Merger and the Merger, including (i) the issuance of the Eagle Delaware Common Stock to former stockholders of Mykrolis contemplated by this Agreement, (ii) the adoption of Eagle Delaware’s Certificate of Incorporation to read as set forth in Exhibit B hereto, and (iii) the adoption of Eagle Delaware’s Bylaws to read as set forth in Exhibit C hereto (collectively, the “Entegris Voting Proposal”). Eagle Delaware’s Board of Directors has at a meeting duly called and held approved this Agreement, the Reincorporation Plan of Merger and the transactions contemplated hereby and thereby. No other corporate proceedings on the part of Entegris or Eagle Delaware are necessary to authorize or approve this Agreement or the Reincorporation Plan of Merger or to consummate the transactions contemplated by this Agreement or the Reincorporation Plan of Merger, except for the approval of the Entegris Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of Entegris Common Stock entitled to vote at a meeting (the “Entegris Shareholders’ Meeting”, and together with the Mykrolis Shareholders’ Meeting, the “Shareholders’ Meetings”), of the shareholders of Entegris to consider and vote upon the Entegris Voting Proposal (the “Requisite Entegris Shareholder Approval” and together with the Requisite Mykrolis Shareholder Approval, the “Shareholders’ Approvals”) and the approval by Entegris as sole stockholder of Eagle Delaware of the Reincorporation Plan of Merger and this Agreement. No person is entitled to appraisal or dissenter’s rights under the Delaware General Corporation Law or the Minnesota Business Corporation Act as a result of this Agreement, the Merger, the Reincorporation Merger Agreement, or the Reincorporation Merger.

(d) No Conflicts. Neither the execution and delivery of this Agreement by Entegris and Eagle Delaware nor the consummation by them of the transactions contemplated hereby in accordance with their terms, will (i) conflict with or result in a breach of the Articles or Certificate of Incorporation, Bylaws,

Articles of Organization, operating agreement, or similar charter or organizational documents, as currently in effect, of Entegris or any of its Subsidiaries; (ii) require any filing with, or consent or approval of, any governmental authority having jurisdiction over any of the business or assets of Entegris or any of its Subsidiaries, except for (A) the requirements under the HSR Act, (B) filings as may be required under foreign antitrust or competition Law, (C) the filing of articles of merger with the Minnesota Secretary of State and a certificate of merger with the Delaware Secretary of State with respect to the Reincorporation Merger, and the filing of the Certificate of Merger with the Delaware Secretary of State, (D) the filing of the Joint Proxy Statement with the SEC in accordance with the requirements of the Exchange Act, (E) the filing of the Registration Statement with the SEC in accordance with the Securities Act, and (F) such filings, consents, and approvals, if any, as may be required under applicable state securities or “blue sky” laws and regulations; (iii) violate any statute, law, ordinance, rule, or regulation applicable to Entegris or any of its Subsidiaries or any injunction, judgment, order, writ or decree to which Entegris or any of its Subsidiaries or any of their respective assets has been specifically identified as subject; or (iv) result in a breach of, or constitute a default or an event that, with or without the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancelation, or acceleration, create any entitlement of any third party to any material payment or benefit, require notice to or the consent of any third party, or result in the creation of any Lien on the assets of Entegris or any of its Subsidiaries under, any Entegris Material Contract (as defined in Section 4.02(i)), except, in the case of clauses (ii), (iii) and (iv), where the violation, breach, default, termination, cancelation, acceleration, payment, benefit, or Lien, or the failure to make such filing or obtain such consent or approval would not be reasonably likely to have a Material Adverse Effect on Entegris.

(e) SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) Entegris has made available to Mykrolis, in the form filed with the SEC, its (A) Annual Report on Form 10-K for each of its fiscal years ended August, 2002 through August, 2004, (B) all proxy statements relating to Entegris’ meetings of shareholders (whether annual or special) held since September 1, 2001, and (C) all other reports, registration statements and other filings (including amendments to previously filed documents) filed by Entegris with the SEC since September 1, 2001 (all such reports, proxy statements, registration statements, and filings, other than the Registration Statement and the Joint Proxy Statement, being herein collectively called the “Entegris SEC Reports” and individually called a “Entegris SEC Report”). Taking into account any amendments and supplements filed prior to the date of this Agreement, no Entegris SEC Report, as of its filing date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and each Entegris SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Since September 1, 2001, Entegris has filed in a timely manner all reports that it was required to file with the SEC pursuant to the Exchange Act, the Securities Act, and the rules and regulations of the SEC. Eagle Delaware will be treated as a “successor issuer” within the meaning of Rule 12g-3 under the Exchange Act and the Eagle Delaware Common Stock will, at and after the Reincorporation Merger Effective Time, be registered under Section 12(g) of the Exchange Act and be approved for quotation on NASDAQ.

(ii) The consolidated financial statements contained in the Entegris SEC Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Entegris and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and consolidated cash flows of Entegris and its Subsidiaries for the periods indicated, subject, in the case of interim financial statements, to normal year-end adjustments, and except that the interim financial statements do not contain all of the footnote disclosures required by generally accepted accounting principles.

(iii) Except as and to the extent reflected or reserved against on the most recent balance sheet contained in the Entegris SEC Reports filed prior to the date hereof (the “Entegris Balance Sheet”), neither Entegris nor any of its Subsidiaries had, as of the date of the Entegris Balance Sheet, any material obligations or liabilities of any nature that as of such date would have been required to be included on a consolidated balance sheet of Entegris prepared in accordance with generally accepted accounting principles as in effect on that date. From the date of the Entegris Balance Sheet to the date of this Agreement, neither Entegris nor any of its Subsidiaries has incurred any obligations or liabilities of any nature that are currently outstanding that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Entegris dated as of the date of this Agreement prepared in accordance with generally accepted accounting principles as in effect on the date of this Agreement, other than those arising in the ordinary course of business (including trade indebtedness) since the date of the Entegris Balance Sheet and those that individually or in the aggregate would not be reasonably likely to have a Material Adverse Effect on Entegris.

(iv) The chief executive officer and the chief financial officer of Entegris have made all certifications required by, and nothing has come to their attention that would preclude them from being able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the statements contained in any such certifications are complete and correct, and Entegris is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of the NASDAQ.

(v) Neither Entegris nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership or any similar contract or arrangement (including without limitation any contract or arrangement relating to any transaction or relationship between or among Entegris and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including without limitation any structured finance, special purpose or limited purpose entity or person, on the other hand), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Entegris or any of its Subsidiaries in Entegris’ or its Subsidiaries’ published financial statements.

(f) Information to be Supplied by Entegris and Eagle Delaware. None of the information supplied or to be supplied by or on behalf of Entegris or Eagle Delaware for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of Entegris or Eagle Delaware for inclusion or incorporation by reference in the Joint Proxy Statement will, at the dates mailed to shareholders and at the times of the Mykrolis Shareholders’ Meeting and the Entegris Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Registration Statement and the Joint Proxy Statement (except for information supplied by or on behalf of Mykrolis for inclusion therein) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(g) Absence of Certain Changes or Events. From the date of the Entegris Balance Sheet to and including the date of this Agreement, Entegris and its Subsidiaries have conducted their respective businesses and operations in the ordinary course consistent with past practices and neither Entegris nor any of its Subsidiaries has:

(i) split, combined, or reclassified any shares of its capital stock or made any other changes in its equity capital structure;

(ii) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of its capital stock or any options, rights, or warrants to purchase any of its capital stock or any securities convertible into or exchangeable for any of its capital stock;

(iii) declared, set aside, or paid any dividend or made any other distribution in respect of shares of its capital stock, except for dividends or distributions by any of its Subsidiaries to Entegris or another wholly owned Subsidiary of Entegris;

(iv) issued any shares of its capital stock or granted any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except (A) issuances of shares of Entegris Common Stock upon the exercise of options or in exchange for restricted stock units under Entegris incentive plans in accordance with the terms of such plans, (B) grants of options for 19,500 shares of Entegris Common Stock pursuant to Entegris incentive plans, (C) issuances of 6,500 shares of Entegris Common Stock pursuant to restricted stock grants under Entegris’ incentive plans in accordance with the terms of such plans, and (D) issuances of shares of Entegris Common Stock pursuant to Entegris’ Employee Stock Purchase Plan;

(v) purchased any business, purchased any stock of any corporation other than Entegris, or merged or consolidated with any person;

(vi) sold, leased, licensed, or otherwise disposed of, pledged, granted a security interest in, or encumbered any assets or properties that were material to Entegris and its Subsidiaries, taken as a whole, other than sales or other dispositions in the ordinary course of business or Permitted Liens;

(vii) incurred, assumed, or guaranteed any indebtedness for money borrowed other than (A) borrowings incurred for working capital purposes under Entegris’ existing revolving credit facilities, and (B) intercompany indebtedness;

(viii) changed or modified in any material respect any existing accounting method, principle, or practice, other than as required by generally accepted accounting principles;

(ix) increased the compensation or benefits of any officer or director of Entegris or any of its Subsidiaries, other than consistent with past practice;

(x) entered into or amended any contract, agreement, employment, severance, or special pay arrangement with any employee of Entegris or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(xi) except for this Agreement, entered into any commitment to do any of the foregoing;

(xii) suffered any business interruption, damage to, or destruction of its properties or other incident, occurrence, or event or change (after giving effect to insurance coverage) that would be reasonably likely to have a Material Adverse Effect on Entegris; or

(xiii) entered into a contract or agreement with respect to any other agreement or arrangement, the effect of which would have the same result as the occurrence of any of the foregoing.

(h) Tax Matters.

(i) Entegris and its Subsidiaries have timely filed (or received appropriate extensions of time to file) all Tax Returns required to be filed by them with respect to Taxes, except for Tax Returns the non-filing of which would not reasonably be expected to have a Material Adverse Effect on Entegris, and have paid all Taxes shown on such Tax Returns to the extent they have become due. Entegris and its Subsidiaries have paid all Taxes due and payable (whether or not shown on any Tax Return) except for Taxes the nonpayment of which would not reasonably be expected to have a Material Adverse Effect on Entegris.

(ii) No Tax Return filed by Entegris or any of its Subsidiaries is the subject of any pending or, to the knowledge of Entegris, threatened audit, suit, proceeding, or claim by any Governmental Body as of the date of this Agreement. Neither Entegris nor any of its Subsidiaries has received, as of the date of this Agreement, a notice of material deficiency or assessment of material additional Taxes that remains unresolved.

(iii) Entegris and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all material Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, shareholder or other third party except for Taxes the nonpayment of which would not reasonably be likely to have a Material Adverse Effect on Entegris.

(iv) [INTENTIONALLY OMITTED]

(v) [INTENTIONALLY OMITTED]

(vi) Neither Entegris nor any of its Subsidiaries is a party to or is bound by any Tax allocation or sharing agreement or arrangement other than such an agreement or arrangement exclusively between and among Entegris and its wholly owned Subsidiaries.

(vii) Entegris has delivered or made available to Mykrolis true and complete copies of all requested federal, state, local, and foreign income tax returns with respect to Entegris and each of its Subsidiaries.

(viii) There is no contract, agreement, plan, or arrangement covering any employee or former employee of Entegris or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible under Section 280G of the Code.

(ix) There are no Liens or encumbrances for Taxes on any of the assets of Entegris or any of its Subsidiaries, other than Permitted Liens.

(x) The charges, accruals, and reserves for Taxes with respect to Entegris and its Subsidiaries reflected on the Entegris Balance Sheet are adequate under generally accepted accounting principles to cover the Tax liabilities of Entegris and its Subsidiaries accruing through the date thereof.

(xi) Neither Entegris nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from being treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

(xii) Within the past five years, neither Entegris nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under section 355(a) of the Code.

(xiii) Neither Entegris nor any of its Subsidiaries is or has been a member of any group of corporations filing a consolidated tax return for United States federal income tax purposes (except the group of which Entegris is the parent).

(xiv) The Reincorporation Merger qualifies as a reincorporation under section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. Eagle Delaware has conducted no business activities since its formation and was organized solely for the purpose of effecting the reincorporation of Entegris in Delaware.

(xv) Neither Entegris nor any of its Subsidiaries has any material liability for any Taxes of any Person, other than Entegris or its Subsidiaries, under Treasury Regulation section 1.1502-6 or any comparable provision of state, local or foreign law, or as a transferee, successor or by contract.

(i) Entegris Material Contracts. As of the date of this Agreement, neither Entegris nor any of its Subsidiaries is a party to or bound by any:

(i) employment agreement (other than those that are terminable by Entegris or any of its Subsidiaries without cost or penalty upon not more than 60 days’ notice);

(ii) material Intellectual Property agreement (other than non-negotiated licenses of commercially available computer software);

(iii) loan or guaranty agreement, indenture or other instrument, contract, or agreement under which any money has been borrowed or loaned and has not been repaid in full or any note, bond, or other evidence of indebtedness has been issued and remains outstanding;

(iv) mortgage, security agreement, or capital lease that effectively creates a Lien on any material assets of Entegris or any of its Subsidiaries;

(v) contract restricting Entegris or any of its Subsidiaries in any material respect from engaging in business or from competing with any other parties;

(vi) plan of reorganization;

(vii) dealer, distributor, joint marketing or development contract under which Entegris or any of its Subsidiaries has continuing material obligations to jointly market any product, technology or service and which may not be canceled without cost or penalty upon notice of 60 days or less, or any contract pursuant to which Entegris or any of its Subsidiaries has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Entegris or any of its Subsidiaries;

(viii) settlement agreements under which Entegris or any of its Subsidiaries has ongoing obligations;

(ix) [INTENTIONALLY OMITTED]

(x) partnership or joint venture agreement;

(xi) any agreements, contracts, commitments or restrictions which require the making of any charitable contribution in excess of $25,000 per year; or

(xii) contract that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC).

All of the foregoing that are set forth or are required to be set forth in the Entegris Disclosure Schedule are collectively called “Entegris Material Contracts.” To the extent Entegris Material Contracts are evidenced by documents, true and complete copies thereof have been delivered or made available to Mykrolis. Each Entegris Material Contract is in full force and effect, unless the failure of any Entegris Material Contract to be in full force and effect would not be reasonably likely to have a Material Adverse Effect on Entegris. Neither Entegris nor any of its Subsidiaries nor, to the knowledge of Entegris, any other party is in breach of or in default under any of the Entegris Material Contracts, except for breaches or defaults which would not be reasonably likely to have a Material Adverse Effect on Entegris.

(j) Intellectual Property. The Entegris Disclosure Schedule contains a complete and correct list of all material patents and registered trademarks, trade names, registered service marks, and registered copyrights, and all material applications for any of the foregoing owned by Entegris and its Subsidiaries as of the date of this Agreement. With such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Entegris, to the knowledge of Entegris, Entegris or one of its Subsidiaries is the sole owner of or has the right to use without the payment of any fee or royalty to any other person (other than pursuant to Entegris Material Contracts or other agreements the non-disclosure of which therein does not constitute a misrepresentation under Section 4.02(i)) all Intellectual Property necessary to carry on their respective businesses substantially as currently conducted. As of the date of this Agreement, neither Entegris nor any of its Subsidiaries has received any written notice that any material Intellectual Property owned by or exclusively licensed to Entegris and/or its Subsidiaries has been declared unenforceable or otherwise invalid by any court or governmental agency. As of the date of this Agreement, there is, to the knowledge of Entegris, no material existing infringement, misappropriation or other violation by others of any Intellectual Property owned by or exclusively licensed to Entegris and/or its Subsidiaries.

From January 1, 2002 to the date of this Agreement, neither Entegris nor any of its Subsidiaries has received any written notice alleging that the operation of the business of Entegris or any of its Subsidiaries either infringes, misappropriates or otherwise violates in any material respect the Intellectual Property rights of others. Neither Entegris nor any of its Subsidiaries is a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings which (i) restrict the rights of Entegris or any of its Subsidiaries to use any Intellectual Property material to the business of Entegris or any of its Subsidiaries as currently conducted, (ii) restrict in any material respect the conduct of business of Entegris or any of its Subsidiaries as currently conducted in order to accommodate any third party’s Intellectual Property rights, or (iii) permit third parties to use any material Intellectual Property owned by or exclusively licensed to Entegris or any of its Subsidiaries.

(k) Litigation. There is no litigation, arbitration, or administrative proceeding pending against or, to the knowledge of Entegris, threatened against Entegris or any of its Subsidiaries as of the date of this Agreement that, if decided adversely to such person, would be reasonably likely to have a Material Adverse Effect on Entegris, or that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, neither Entegris nor any of its Subsidiaries is specifically identified as a party subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any court, administrative agency, commission, or other governmental authority. There has not been nor are there currently any internal investigations or inquiries being conducted by Entegris, the Entegris Board of Directors (the “Entegris Board”), or any committee thereof, or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

(l) Permits, Licenses, Authorizations; Compliance with Laws. Entegris and each of its Subsidiaries has all licenses, franchises, permits, and other governmental authorizations (including those required under any Environmental Laws) necessary to conduct its business, except where the failure to have any such license, franchise, permit, or other governmental authorization would not be reasonably likely to have a Material Adverse Effect on Entegris. Neither Entegris nor any of its Subsidiaries is in violation of any such license, franchise, permit, or other governmental authorization, or any statute, law, ordinance, rule, or regulation (including any Environmental Laws) applicable to it or any of its properties, except where the existence of any such violation would not be reasonably likely to have a Material Adverse Effect on Entegris.

(m) No Brokers or Finders. Except for Goldman, Sachs & Co. (“Goldman Sachs”), neither Entegris nor any of its Subsidiaries has engaged any investment banker, broker, or finder in connection with the transactions contemplated hereby. A copy of the engagement agreement with Goldman Sachs, together with all other agreements in effect with Goldman Sachs, has been provided to Mykrolis and except as set forth therein, no other fees are payable to Goldman Sachs with respect to this Agreement or the transactions contemplated hereby.

(n) Employment Matters.

(i) Each Pension Plan, Welfare Plan, and Benefit Plan that is currently maintained by Entegris or any of its ERISA Affiliates (as defined below) or with respect to which Entegris or any of its ERISA Affiliates is under any current obligation to contribute or has liability, whether current or contingent (collectively, the “Entegris Employee Plans” and individually, a “Entegris Employee Plan”), is listed in the Entegris Disclosure Schedule and, to the extent an Entegris Employee Plan is evidenced by documents, true and complete copies thereof have been delivered or made available to Mykrolis. In addition, copies of the summary plan descriptions of each Benefit Plan, copies of the most recent determination letter issued by the Internal Revenue Service with respect to each Pension Plan, copies of the most recent actuarial report for each such Pension Plan, where applicable, and copies of the annual report (Form 5500 Series) required to be filed with any governmental agency with respect to each such Pension Plan and each such Welfare Plan for the most recent plan year of such plan for which reports have been filed have been delivered or made available to Mykrolis.

(ii) Each of Entegris and its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it under the terms of the Entegris Employee Plans, ERISA, the Code, or other applicable laws, unless such contributions or payments that have not been made are immaterial in amount and the failure to make such payments or contributions will not materially and adversely affect the Entegris Employee Plans. No Pension Plan constituting an Entegris Employee Plan that is subject to Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in that section), whether or not material, as of the last day of the most recent plan year of the plan.

(iii) Each Entegris Employee Plan (and any related trust or other funding instrument) is being administered in all material respects in compliance with its terms and in both form and operation is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all material reports required to be filed with any governmental agency with respect to each Pension Plan and each Welfare Plan constituting an Entegris Employee Plan have been timely filed.

(iv) There is no material litigation, arbitration, or administrative proceeding pending or, to the knowledge of Entegris, threatened against Entegris or any of its ERISA Affiliates or, to the knowledge of Entegris, any plan fiduciary by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any participant or beneficiary with respect to any Entegris Employee Plan as of the date of this Agreement. Neither Entegris nor any of its ERISA Affiliates nor, to the knowledge of Entegris, any plan fiduciary of any Pension Plan or Welfare Plan constituting an Entegris Employee Plan has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any excise tax imposed by the Code or ERISA with respect to any Entegris Employee Plan.

(v) Neither Entegris nor any of its ERISA Affiliates currently maintains, nor at any time in the previous six calendar years maintained or had an obligation to contribute to, any defined benefit pension plan subject to Title IV of ERISA, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

(vi) For purposes of this Section 4.02(n), the term “ERISA Affiliate” means (A) any trade or business with which Entegris is under common control within the meaning of Section 4001(b) of ERISA, (B) any corporation with which Entegris is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, (C) any entity with which Entegris is under common control within the meaning of Section 414(c) of the Code, (D) any entity with which Entegris is a member of an affiliated service group within the meaning of Section 414(m) of the Code, and (E) any entity with which Entegris is aggregated under Section 414(o) of the Code.

(vii) Except as would not reasonably be likely to have a Material Adverse Effect on Entegris, Entegris and its Subsidiaries (A) are in compliance with all applicable federal, state and foreign laws, rules, and regulations respecting employment, employment practices, terms and conditions of employment, and wages and hours, in each case, with respect to employees of any of them; (B) have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees of any of them; (C) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (D) other than routine payments to be made in the normal course of business and consistent with past practice, are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, Social Security, or other benefits for employees of any of them.

(viii) Neither Entegris nor any of its Subsidiaries is a party to any collective bargaining or other union contract. As of the date of this Agreement, no work stoppage or labor strike with respect to any employee of Entegris or any of its Subsidiaries is pending or, to the knowledge of Entegris, is threatened. There is no pending nor, to the knowledge of Entegris, any threatened, labor dispute, grievance, or litigation relating to labor, safety, or discrimination matters involving any employee of Entegris or any of its Subsidiaries, including charges of unfair labor practices or discrimination complaints, which would reasonably be likely to have a Material Adverse Effect on Entegris. There has been no engagement in any unfair labor practices by Entegris or any of its Subsidiaries within the meaning of the National Labor Relations Act which would reasonably be likely to have a Material Adverse Effect on Entegris.

(ix) Section 4.02(n) of the Entegris Disclosure Schedule sets forth a true, complete and correct list of: (A) all employment agreements with employees of Entegris or any of its Subsidiaries (other than at-will offer letters that are consistent with Entegris’ general form and do not provide for severance payments or benefits, notice periods for termination or change of control benefits); (B) all employees or former employees of Entegris or any of its Subsidiaries who have executed a non-competition agreement with Entegris or any of its Subsidiaries; (C) all severance agreements, programs and policies of Entegris or any of its Subsidiaries with or relating to its employees, excluding programs and policies required to be maintained by Law; and (D) all plans, programs, agreements and other arrangements of Entegris or any of its Subsidiaries pursuant to which payments (or acceleration of benefits or vesting of options or lapse of repurchase rights) may be required, or may become payable directly or indirectly as a result of or in connection with, the negotiation or consummation of the transactions contemplated by, or the execution of, this Agreement. True, complete and correct copies of each of the foregoing agreements to which any employee of Entegris or any of its Subsidiaries is a party have been made available to Mykrolis. Neither the execution and delivery of this Agreement or the Reincorporation Plan of Merger nor the consummation of the transactions contemplated hereby or thereby will constitute a “change of control” or similar event under any employment or severance plan, program, agreement or other arrangement with Entegris or any of its Subsidiaries.

(x) There are no personnel manuals or handbooks applicable to employees of Entegris or any of its Subsidiaries, other than those set forth in Section 4.02(n) of the Entegris Disclosures Schedule, true and complete copies or written summaries of which have heretofore been provided to Mykrolis.

(xi) No employee of Entegris or any of its Subsidiaries (A) to Entegris’ knowledge, is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Entegris or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Entegris or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (B) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Entegris or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Entegris or any of its Subsidiaries.

(xii) Each of Entegris and its Subsidiaries is and has been in compliance with all notice and other requirements under the WARN Act, and any similar foreign, state or local Law relating to plant closings and layoffs. Neither Entegris nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law.

(o) Environmental Matters.

(i) Except as would not be reasonably likely to have a Material Adverse Effect on Entegris, (A) no real property currently or formerly owned or operated by Entegris or any Subsidiary of Entegris is contaminated with any Hazardous Substances to an extent or in a manner or condition now requiring remediation under any Environmental Law, (B) neither Entegris nor any Subsidiary of Entegris has any material unpaid liability for any off-site disposal of Hazardous Substances, and (C) neither Entegris nor any of its Subsidiaries has received in writing any claims or notices alleging liability under any Environmental Law. Neither Entegris nor any of its Subsidiaries is in violation of any applicable

Environmental Law or has any unpaid liability under any Environmental Law and no condition or event has occurred with respect to Entegris or any of its Subsidiaries that would constitute a violation of such Environmental Law or result in any unpaid liability under any Environmental Law, excluding, in any event, such violations, conditions, and events that would not be reasonably likely to have a Material Adverse Effect on Entegris.

(ii) The Entegris Disclosure Schedule lists all environmental assessments in Entegris’ possession or control that relate to any of its (or any of its Subsidiaries’) currently or previously owned or leased real property. Entegris has delivered to Mykrolis true and complete copies of all environmental assessments listed in the Entegris Disclosure Schedule, all of the disclosures and other information made or contained in which are deemed to be incorporated by reference, and thereby included, in the Entegris Disclosure Schedule.

(p) Insurance. Entegris (or one of its Subsidiaries) now maintains, and has maintained during the immediately preceding three-year period, policies of insurance with respect to all material properties, assets, and business activities of Entegris and each of its Subsidiaries against such casualties, risks, and contingencies as are customarily insured against by entities owning similar properties or assets or engaged in similar business activities.

(q) Opinion of Financial Adviser. Entegris’ Board of Directors has received the opinion of Goldman Sachs to the effect that, as of the date of this Agreement, the proposed exchange ratio to be paid by Entegris in the Merger is fair to Entegris from a financial point of view.

(r) Ownership of Mykrolis Common Stock. As of the date of this Agreement, neither Entegris nor, to the knowledge of Entegris, any of Entegris’ affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of, in the case of either clause (i) or (ii), shares of Mykrolis Common Stock.

(s) Transactions with Affiliates. Except for transactions between or among Entegris and any of its wholly owned Subsidiaries, and except for contracts entered into in the ordinary course of business that are no less advantageous to Entegris and its Subsidiaries than market terms in all material respects, no affiliate of Entegris or any of its Subsidiaries nor any shareholder, officer, director, partner, member, consultant, or employee of Entegris or any of its Subsidiaries, is a party to any material contract or transaction with Entegris or any of its Subsidiaries, including any material contract or arrangement providing for the furnishing of services to or by, providing for rental of real or personal property (including intellectual property) to or from, or otherwise requiring payments to or from, Entegris or any of its Subsidiaries. Since the date of the Entegris Balance Sheet, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K of the SEC that has not been so reported in the Entegris SEC Reports.

(t) Disclosure Controls and Procedures. Since August 14, 2003, Entegris and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Entegris in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Entegris’ management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Entegris required under the Exchange Act with respect to such reports. Entegris maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(u) Anti-Takeover Statute Not Applicable. No Takeover Statute is applicable to the Merger or any of the other transactions contemplated by this Agreement.

(v) Properties and Assets.

(i) Entegris or a Subsidiary of Entegris has good and valid (and, in the case of real property, fee simple) title to, or a valid leasehold interest in, all the real and tangible properties and assets which it purports to own or lease, including all the properties and assets reflected in the Entegris Balance Sheet (except for personal property sold since the date of the Entegris Balance Sheet in the ordinary course of business consistent with past practice). All properties and assets reflected in the Entegris Balance Sheet are free and clear of all Liens, except for Liens reflected on the Entegris Balance Sheet and Liens for current taxes not yet due and other Liens, other than for borrowed money, that do not materially impair the use or operation of the property or assets subject thereto.

(ii) Section 4.02(v) of the Entegris Disclosure Schedule sets forth a true, complete and correct list of all real property owned by Entegris or its Subsidiaries and the location of such premises. All material real property leases, licenses or other occupancy agreements to which Entegris or a Subsidiary of Entegris is a party or for which it is obligated (whether as lessor or tenant) (collectively, the “Entegris Real Property Leases”) are either filed as exhibits to the Entegris SEC Reports filed with the SEC prior to the date hereof or complete copies thereof have been delivered to or made available to Mykrolis. Section 4.02(v) of the Entegris Disclosure Schedule lists all Entegris Real Property Leases other than the Entegris Real Property Leases which are listed as an exhibit to Entegris’ most recent annual report on Form 10-K or a subsequent quarterly report on Form 10-Q.

(iii) Each Entegris Real Property Lease is in full force and effect, unless the failure of any Entegris Real Property Lease to be in full force and effect would not be reasonably likely to have a Material Adverse Effect on Entegris. Neither Entegris nor any of its Subsidiaries, nor to the knowledge of Entegris, any other party is in breach of or in default under any Entegris Real Property Lease, except for breaches or defaults which would not be reasonably likely to have a Material Adverse Effect on Entegris.

ARTICLE V

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

5.01. Covenants of Mykrolis and Entegris. From the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Entegris and Mykrolis each agrees as to itself and its respective Subsidiaries (except to the extent that the other party otherwise consents in writing or as specifically required by this Agreement or as set forth in Section 5.01 of the Mykrolis Disclosure Schedule or Section 5.01 of the Entegris Disclosure Schedule, as applicable), to carry on its business in the usual, regular, and ordinary course in substantially the same manner as previously conducted, to use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, to keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it. Except as expressly stated in this Agreement, subject to Article VI, or as set forth in Section 5.01 of the Mykrolis Disclosure Schedule or Section 5.01 of the Entegris Disclosure Schedule, as applicable, each of Entegris and Mykrolis agrees that it shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of the other party:

(a) accelerate, amend, or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any of those plans except as required by the terms of those plans or any related agreements or other agreements in effect as of the date of this Agreement;

(b) transfer or license to any person or entity or otherwise extend, amend, or modify any rights to its Intellectual Property, other than in the ordinary course of business consistent with past practices;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock, or property) in respect of any of its capital stock, or split, combine, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of capital stock of such party, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except for issuances of Mykrolis Rights by Mykrolis pursuant to the Mykrolis Rights Agreement in connection with the issuance of Mykrolis Common Stock permitted by this Agreement;

(d) issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants, or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than the grant of options to employees and non-employee directors and grants of restricted stock to employees and restricted stock units in a manner consistent with past practices and pursuant to currently existing stock incentive or employee stock purchase plans, the issuance of shares upon the exercise of options or restricted stock units outstanding pursuant to existing stock incentive or employee stock purchase plans as of the date hereof and issuances of Mykrolis Rights by Mykrolis pursuant to the Mykrolis Rights Agreement in connection with the issuance of Mykrolis Common Stock permitted by this Agreement;

(e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of such party and its Subsidiaries, taken as a whole, other than capital expenditures permitted under clause (k) below;

(f) sell, lease, license, or otherwise dispose of any of, or terminate or fail to make any election to renew or extend any Material Contract with respect to, its properties or assets that are material, individually or in the aggregate, to the business of such party and its Subsidiaries, taken as a whole, other than the sale or disposition of inventory and obsolete equipment in the ordinary course of business consistent with past practice;

(g) (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees other than officers in accordance with past practices, (ii) increase or agree to increase the compensation payable or to become payable to officers or grant any additional severance or termination pay to, or enter into any employment or severance agreements with such officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee, except in accordance with past practices, (iv) enter into any collective bargaining agreement, (v) establish, adopt, enter into, or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, or other plan, trust, fund, policy, or arrangement for the benefit of any directors, officers, or employees, or (vi) establish any new executive employee position;

(h) (i) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations that the auditors for such entity require in accordance with generally accepted accounting principles or in the ordinary course of business, (ii) change or modify in any material respect any existing accounting method, principle or practice other than as required by generally accepted accounting principles, or (iii) change its fiscal year;

(i) incur any indebtedness for borrowed money other than borrowings incurred for working capital purposes in the ordinary course of business under its existing revolving credit facility, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its Subsidiaries or guarantee any debt securities of others, or voluntarily prepay any outstanding indebtedness except prepayments without penalty under its existing revolving credit facility;

provided that nothing herein shall preclude intercompany indebtedness, guaranties, or assumptions between such party and any one or more of its wholly owned Subsidiaries or between two or more of its wholly owned Subsidiaries;

(j) amend or propose to amend its charter documents or bylaws, except as contemplated by this Agreement;

(k) make any capital expenditure or commitment for which it is not contractually bound at the date hereof except (i) expenditures and commitments incurred in the ordinary course and (ii) other capital expenditures and commitments not to exceed $2,000,000 in the aggregate.

(l) make any material tax election or enter into any agreement to settle or compromise any material tax liability, other than consistent with past practices;

(m) amend any term of any of its outstanding securities;

(n) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other material reorganization (other than a merger, consolidation, liquidation, or dissolution between wholly owned Subsidiaries of such party or a merger, consolidation, liquidation, or dissolution of any wholly owned Subsidiary into such party);

(o) create, incur, assume, or suffer to exist any Lien upon any of its property, assets, or revenues, whether now owned or hereafter acquired, other than (i) Liens incurred to secure indebtedness or other obligations permitted by this Agreement that is not presently unsecured indebtedness, (ii) Permitted Liens, and (iii) Liens, other than for borrowed money, that would not reasonably be expected to have a Material Adverse Effect on such party;

(p) create, incur, assume, or suffer to exist any obligation whereby such party or any Subsidiary of such party guarantees any, leases, dividends, or other obligations of any third party other than such party or any of its wholly owned Subsidiaries or parent companies;

(q) make any material loan, advance, or capital contribution to or investment in any person, or acquire any investment interest, other than loans, advances, or capital contributions to or investments in (i) its wholly owned Subsidiaries, or (ii) such party by any of its wholly owned Subsidiaries;

(r) enter into any agreement or arrangement that materially limits or otherwise materially restricts it or any of its Subsidiaries from engaging in the business currently conducted thereby anywhere in the world or otherwise from engaging in any other business;

(s) take any action that would be reasonably likely to prevent or impede the Merger from being treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code;

(t) settle, or propose to settle, any material litigation, investigation, arbitration, proceeding, or other claim, other than in the ordinary course of business and except for existing litigation, which may be settled on commercially reasonably terms; or

(u) (i) amend any Entegris Material Contract or Mykrolis Material Contract, as the case may be, in any material respect or enter into any agreement that would be deemed to be an Entegris Material Contract or Mykrolis Material Contract, as the case may be, other than in the ordinary course of business consistent with past practice; (ii) terminate, cancel or waive any right under any Entegris Material Contract or Mykrolis Material Contract, as the case may be, other than in the ordinary course of business consistent with past practices, or (iii) or enter into, amend or terminate any lease relating to real property, other than in the ordinary course of business consistent with past practice;

(v) (i) adopt or implement any shareholder rights plan or similar arrangement (other than the Entegris Rights Agreement), or (ii) take any action to cause any Takeover Statute to apply (or fail to take any action within its control to prevent any Takeover Statute from applying) to this Agreement or the transactions contemplated hereby;

(w) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date of this Agreement in any manner that is materially adverse to it, other than extensions of warranties in the ordinary course of business; or

(x) take, or agree in writing or otherwise to take, any of the actions described in subparagraphs (a) through (w) above, or any action that is reasonably likely to cause any of its representations or warranties contained in this Agreement to become untrue or incorrect in any material respect as of the Closing or to cause any of the conditions to the Merger set forth in Article VII not to be satisfied.

5.02. Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Entegris and Mykrolis shall report to the other on material operational matters and the general status of ongoing operations and shall promptly provide the other party and its counsel with copies of all filings made by the party with any governmental entity in connection with this Agreement, the Merger, and the transactions contemplated hereby.

5.03. Control of Operations. Nothing contained in this Agreement shall give either Entegris or Mykrolis, directly or indirectly, the right to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Entegris and Mykrolis shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.01. No Solicitation.

(a) Except as set forth in Section 6.01 of the Mykrolis Disclosure Schedule, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each of Entegris and Mykrolis (each an “Applicable Party”) shall not and shall not authorize or permit any Subsidiary, officer, director, financial adviser, representative, or agent of it or its Subsidiaries to, directly or indirectly:

(i) solicit, seek, initiate, or knowingly encourage any inquiries or proposals that constitute, or would be reasonably likely to lead to, a proposal or offer for (A) a merger, consolidation, or business combination involving the Applicable Party or any of its Subsidiaries (other than a merger of a wholly owned Subsidiary of an Applicable Party into the Applicable Party or another of its wholly owned Subsidiaries), (B) a sale of assets representing an amount equal to or greater than 25% of the consolidated assets of the Applicable Party and its Subsidiaries taken as a whole (other than the sale or other disposition of inventory or obsolete equipment in the ordinary course of business consistent with past practice), (C) a sale of shares of capital stock of the Applicable Party or any of its Subsidiaries (including without limitation by way of a tender offer or exchange offer) that would result in any person or group beneficially owning 10% or more of any class or series of equity securities of the Applicable Party or any of its Subsidiaries or any similar transaction involving the Applicable Party or any of its Subsidiaries, other than the transactions required by this Agreement, or (D) the consummation of any other transaction or the entering into of any other agreement or arrangement with respect to any other transaction, the effect of which would have the same result as the occurrence of the preceding clauses (A), (B), or (C) (any of the foregoing inquiries or proposals, other than those that relate to matters set forth in Section 6.01 of the Mykrolis Disclosure Schedule, being referred to in this Agreement as a “Third Party Acquisition Proposal”);

(ii) engage in discussions or negotiations or enter into any agreement with any person or group other than the other Applicable Party or its affiliates (a “Third Party”) concerning any Third Party Acquisition Proposal, or provide any non-public information regarding, or afford access to the properties, books, records, or personnel of, the Applicable Party or any of its Subsidiaries, to any Third Party that is considering making, or has made, any Third Party Acquisition Proposal; or

(iii) agree to or recommend any Third Party Acquisition Proposal;

provided, however, that, at any time prior to the time Shareholders’ Approval with respect to the Applicable Party is obtained and if the Applicable Party is not otherwise in material breach of its obligations under this Section 6.01, nothing contained in this Section 6.01 shall prevent the Applicable Party from furnishing non-public information pursuant to a confidentiality agreement at least as favorable to the Applicable Party as the Confidentiality Agreements (as defined in Section 6.13) or affording access to the properties, books, records, and personnel of the Applicable Party or any of its Subsidiaries to, or entering into discussions or negotiations with, any Third Party in connection with a Third Party Acquisition Proposal by such Third Party or recommending any Third Party Acquisition Proposal pursuant to clause (iii) hereof if and only to the extent the Board of Directors of the Applicable Party, in the exercise of its fiduciary duties, determines in good faith by a majority vote (after consultation with its financial and legal advisers) that such Third Party Acquisition Proposal is reasonably likely to result in a Superior Proposal (as hereinafter defined). For purposes of this Agreement, “Superior Proposal” means a Third Party Acquisition Proposal (except that all references to “10% or more” or “25%” in the definition of Third Party Acquisition Proposal shall be deemed to be references to “a majority”) that was not solicited in violation of this Agreement and that, in the good faith judgment of the Board of Directors of the Applicable Party, taking into account, to the extent deemed appropriate by such Board of Directors, the various legal, financial, and regulatory aspects of the Third Party Acquisition Proposal and the person or group making such proposal, (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, is reasonably likely to result in a transaction that is more favorable to the Applicable Party shareholders (in their capacity as shareholders), from a financial point of view, than the transactions contemplated by this Agreement.

(b) Nothing in this Section 6.01 shall operate to hinder or prevent either Entegris or Mykrolis from fully complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to a Third Party Acquisition Proposal; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under Section 9.01 or Section 10.04.

(c) Each of Entegris and Mykrolis agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party, unless the Board of Directors thereof, in the exercise of its fiduciary duties, determines in good faith by a majority vote (after consultation with its financial and legal advisers) that such action is required. Notwithstanding anything stated in this Section 6.01(c), neither Entegris nor Mykrolis need refuse a request from any person who has signed a standstill agreement with such party to make a Third Party Acquisition Proposal to the Chief Executive Officer or the Board of Directors thereof if the Board of Directors determines in good faith by a majority vote, in the exercise of its fiduciary duties, after consultation with its legal counsel, that such action is required.

(d) Each of Entegris and Mykrolis will notify the other promptly (but in no event later than 24 hours) after receipt by it (or any of its advisers) of any request (other than in the ordinary course of business and not related to a Third Party Acquisition Proposal) for non-public information relating to it or any of its Subsidiaries or for access to its properties, books, or records or any of its Subsidiaries by any person who is known to be considering making, or has made, a Third Party Acquisition Proposal or of an inquiry from a third party seeking to have discussions or negotiations relating to, or make, a possible Third Party Acquisition Proposal. Such notice shall be provided orally and in writing and shall identify the terms and conditions of any such Third Party Acquisition Proposal, indication, or request, including the identify of the party making the Third Party Acquisition Proposal, indication, or request and shall be accompanied by copies of all agreements or proposed agreements related thereto. Each Applicable Party shall keep the other reasonably informed, on a prompt basis (but in any event no later than 24 hours following any written correspondence from any person known to be contemplating a Third Party Acquisition Proposal), of the status and details of any such Third Party Acquisition Proposal, indication, or request and shall provide such other party with copies of all agreements and proposed agreements related to such Third Party Acquisition Proposal.

(e) Each of Entegris and Mykrolis shall, and shall cause each of its Subsidiaries and the directors, employees, financial advisers, representatives, and other agents of it and its Subsidiaries to, cease immediately and cause to be terminated all discussions or negotiations with any persons conducted prior to the date hereof with respect to any Third Party Acquisition Proposal.

(f) Except as set forth in Section 9.01, nothing set forth in this Section 6.01 shall (i) permit any party hereto to terminate this Agreement, (ii) affect any other obligation of the parties under this Agreement, (iii) limit either Entegris’ or Mykrolis’ obligation to duly call, give notice of, convene and hold its respective Shareholders’ Meeting, (iv) relieve either Entegris or Mykrolis of its obligation to submit to a vote of its shareholders or stockholders either the Entegris Voting Proposal or the Mykrolis Voting Proposal, as appropriate, at its respective Shareholders’ Meeting, or (v) except to the extent required by law, permit either party hereto to submit for a vote of its respective shareholders or stockholders at or prior to its respective Shareholders’ Meeting any Third Party Acquisition Proposal.

6.02. Joint Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Entegris and Mykrolis shall prepare and file with the SEC the Joint Proxy Statement to be sent to the shareholders of Entegris and Mykrolis in connection with the Entegris Shareholders’ Meeting and the Mykrolis Shareholders’ Meeting, and Entegris and Eagle Delaware shall prepare and file with the SEC the Registration Statement on Form S-4. Entegris, Eagle Delaware and Mykrolis shall use reasonable best efforts to cause the Registration Statement to become effective as soon after filing as practicable. The Joint Proxy Statement shall include the recommendation of the Board of Directors of Mykrolis in favor of the Mykrolis Voting Proposal and the recommendation of the Board of Directors of Entegris in favor of the Entegris Voting Proposal; provided that the Board of Directors of either Entegris or Mykrolis may withdraw its recommendation if it is necessary to do so pursuant to Section 6.04(b). Entegris, Eagle Delaware and Mykrolis shall make all other necessary filings with respect to the Reincorporation Merger and the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(b) Mykrolis shall take such action as may be necessary to ensure that (i) the information supplied by Mykrolis for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading, and (ii) the information supplied by Mykrolis for inclusion in the Joint Proxy Statement, or included or supplied by on or behalf of Mykrolis for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”), shall not, on the date the Joint Proxy Statement is first mailed to shareholders of Entegris or stockholders of Mykrolis, at the time such Regulation M-A Filing is filed with the SEC, at the time of the Mykrolis Shareholders’ Meeting and the Entegris Shareholders’ Meeting, and at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Mykrolis Shareholders’ Meeting or Entegris Shareholders’ Meeting that has become false or misleading. If at any time prior to the Effective Time any event relating to Mykrolis or any of its affiliates, officers, or directors is discovered by Mykrolis that should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Mykrolis shall promptly so inform Entegris.

(c) Entegris and Eagle Delaware shall take such action as may be necessary to ensure that (i) the information supplied by Entegris and Eagle Delaware for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading, and (ii) the information supplied by Entegris and Eagle Delaware for inclusion in the Joint Proxy Statement, or included or supplied by or on behalf of Entegris or Eagle

Delaware for inclusion in any Regulation M-A Filing, shall not, on the date the Joint Proxy Statement is first mailed to shareholders of Entegris or stockholders of Mykrolis, at the time such Regulation M-A Filing is filed with the SEC, at the time of the Entegris Shareholders’ Meeting and the Mykrolis Shareholders’ Meeting, and at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Entegris Shareholders’ Meeting or the Mykrolis Shareholders’ Meeting that has become false or misleading. If at any time before the Effective Time any event relating to Entegris or any of its affiliates, officers, or directors is discovered by Entegris that should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Entegris shall promptly so inform Mykrolis.

(d) Each of Mykrolis, Entegris and Eagle Delaware shall use its reasonable best efforts to have the Joint Proxy Statement cleared by the SEC and, as soon as practicable thereafter, shall cause copies of the Joint Proxy Statement and form of proxy pursuant thereto to be mailed to their respective shareholders and stockholders in accordance with applicable provisions of Law.

6.03. Access to Information. Upon reasonable notice and to the extent permitted under applicable Law and the provisions of agreements to which Entegris or Mykrolis, as the case may be, is a party, each of Mykrolis and Entegris shall (and shall cause their respective Subsidiaries to) afford to the officers, employees, accountants, counsel, and other authorized representatives of the other, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments, and records and, during such period, each of Mykrolis and Entegris shall (and shall cause their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement, and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties, and personnel as such other party or its authorized representatives may reasonably request. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of businesses of Mykrolis and Entegris and their respective Subsidiaries and the investigating party will take all reasonable precautions to protect and preserve the confidentiality of all information described in this Section 6.03, as required under the Confidentiality Agreements (as defined in Section 6.13). No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall be deemed to modify a representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger or limit the remedies of any party hereunder.

6.04. Board Recommendations; Shareholders’ Meetings.

(a) Subject to the terms of this Section 6.04, neither the Entegris Board (or any committee thereof) nor the Mykrolis Board (or any committee thereof) shall:

(i) withdraw, amend or modify, or propose publicly to withdraw, amend or modify, in a manner adverse to the other party, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the transactions contemplated hereby (any such withdrawal, amendment, modification or proposal, a “Change of Recommendation”); or

(ii) adopt, approve or recommend to its shareholders or stockholders that they accept, or propose publicly to adopt, approve or recommend, any Third Party Acquisition Proposal.

(b) Notwithstanding anything to the contrary set forth herein, each of the Mykrolis Board and the Entegris Board may effect a Change of Recommendation but only if the Board of Directors thereof, in the exercise of its fiduciary duties, determines in good faith by a majority vote, after consultation with its outside counsel, that the Change of Recommendation is necessary to satisfy its fiduciary duties. Furthermore, if such Change of Recommendation results from the receipt of a Superior Proposal, then, prior to making such Change of Recommendation (i) the party hereto receiving such Superior Proposal shall provide the other party hereto five business days prior written notice that its Board of Directors intends to take such action (unless at the time such notice is otherwise required to be given, there are fewer than five business days prior to the Applicable Party’s Shareholders’ Meeting or the five business day notice would make impractical compliance with Rule 14e-2(a) or Rule 14d-9, in which case the Applicable Party shall provide as much notice in advance of the Applicable Party’s Shareholders’ Meeting or the filing of a Schedule 14d-9, as applicable, as is reasonably practical) specifying the material terms and conditions of such Superior Proposal (and providing a written copy thereof) and identifying the person or persons making such Superior Proposal and (ii) if, during the foregoing five business day period, the party hereto that has received the foregoing notice shall make a counterproposal to the party hereto that is proposing to effect a Change of Recommendation, the party that is proposing to take such action shall consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of any such counterproposal.

(c) Except as provided in Section 9.01, nothing set forth in this Section 6.04 shall, whether or not the Mykrolis Board or the Entegris Board effects a Change of Recommendation in compliance with Section 6.04(b), (i) permit either party hereto to terminate this Agreement, (ii) affect any other obligation of the parties under this Agreement, (iii) limit either party’s obligation to duly call, give notice of, convene and hold its respective Shareholders’ Meeting, (iv) relieve either party hereto of its obligation to submit to a vote of its shareholders or stockholders the Entegris Voting Proposal or the Mykrolis Voting Proposal, as appropriate, at its respective Shareholders’ Meeting, or (v) permit either party hereto to submit for a vote of its respective shareholders or stockholders at or prior to its respective Shareholders’ Meeting any Third Party Acquisition Proposal.

(d) Each party acting through its respective Board of Directors, shall take all actions in accordance with applicable Law, the rules of NASDAQ and of the NYSE, as applicable, and their respective charter documents, to promptly and duly call, give notice of, convene and hold as promptly as practicable, its respective Shareholders’ Meeting for the purpose of considering and voting upon, in the case of Mykrolis, the approval of the Mykrolis Voting Proposal and, in the case of Entegris, the approval of the Entegris Voting Proposal. Each of Mykrolis and Entegris shall use their respective reasonable best efforts to hold the Entegris Shareholders’ Meeting and the Mykrolis Shareholders’ Meeting on the same day and at the same time.

(e) Subject to this Section 6.04, to the fullest extent permitted by applicable Law, (i) in the case of Mykrolis, the Mykrolis Board shall recommend approval of the Mykrolis Voting Proposal by the stockholders of Mykrolis at the Mykrolis Shareholders’ Meeting and include such recommendation in the Joint Proxy Statement and (ii) in the case of Entegris, the Entegris Board shall recommend approval of the Entegris Voting Proposal by the shareholders of Entegris at the Entegris Shareholders’ Meeting and include such recommendation in the Joint Proxy Statement. Unless the Board of Directors of either party, or any committee thereof, shall effect a Change of Recommendation in accordance with this Section 6.04, each of Mykrolis and Entegris shall use its reasonable best efforts to solicit from its stockholders and shareholders, respectively, proxies in favor of the Mykrolis Voting Proposal or the Entegris Voting Proposal, respectively.

(f) Mykrolis shall submit the Mykrolis Voting Proposal to its stockholders at the Mykrolis Shareholders’ Meeting for the purpose of acting upon such proposal whether or not (i) the Mykrolis Board at any time subsequent to the date of this Agreement effects a Change of Recommendation or (ii) any actual, potential or purported Third Party Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to Mykrolis. Entegris shall submit the Entegris Voting Proposal to its shareholders at the Entegris Shareholders’ Meeting for the purpose of acting upon such proposal whether or not (A) the Entegris Board at any time subsequent to the date of this Agreement effects a Change of Recommendation, or (B) any actual, potential or purported Third Party Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to Entegris. Each of Mykrolis and Entegris shall use reasonable best efforts to ensure that all proxies solicited in connection with its respective Shareholders’ Meeting are solicited in compliance with all applicable legal requirements. Notwithstanding anything to the contrary contained in this Agreement, each of Mykrolis or Entegris, after consultation with the other, may adjourn or postpone its respective Shareholders’ Meeting to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to its respective shareholders or stockholders or, if, as of the time for which the applicable Shareholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement), there are insufficient shares of, in the case of Mykrolis, Mykrolis Common Stock and, in the case of Entegris, Entegris Common Stock, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the respective Shareholders’ Meeting.

(g) Following the Shareholders’ Meetings and at or prior to the Closing, each of Mykrolis and Entegris shall deliver to the Corporate Secretary of the other party a certificate setting forth the voting results from the respective Shareholders’ Meeting.

6.05. Legal Conditions to Merger. Each of Entegris and Mykrolis will use its reasonable best efforts to comply promptly with all legal requirements which may be imposed on it with respect to the Merger (which actions shall include, without limitation, furnishing all information required under the HSR Act and applicable foreign antitrust or competition Laws and in connection with approvals of or filings with any other governmental entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them or any of their Subsidiaries in connection with the Merger. Each of Entegris and Mykrolis will, and will cause each of its respective Subsidiaries to, use its reasonable best efforts to obtain (and will cooperate with each other in obtaining) any consent, authorization, order, or approval of, or any exemption by, any governmental entity or other public third party, required to be obtained or made by Entegris, Mykrolis, or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

6.06. Tax-Free Reorganization. Entegris and Mykrolis shall cooperate with each other in obtaining the opinions of Faegre & Benson LLP (“Faegre & Benson”), counsel to Entegris, for the benefit of Entegris’ shareholders and Ropes & Gray LLP (“Ropes & Gray”), counsel to Mykrolis, for the benefit of the Mykrolis’ stockholders, respectively, dated on or about the date the Registration Statement is declared effective by the SEC and updated as of the Closing Date, constituting conditions precedent to the Reincorporation Merger and the Merger pursuant to Article VII, to the effect that, with respect to the Faegre & Benson opinion, the Reincorporation Merger and the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and, with respect to the Ropes & Gray opinion, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In connection therewith, each of Entegris and Mykrolis shall deliver to Faegre & Benson and Ropes & Gray customary representation letters in form and substance reasonably satisfactory to such counsel, and at such time or times that may be reasonably requested by such law firms (the representation letters referred to in this sentence are collectively referred to as the “Tax Certificates” ). Prior to the Effective Time, Entegris, Eagle Delaware and Mykrolis shall not take any action that would cause the Reincorporation Merger or the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

6.07. Mykrolis Affiliate Agreements. Within two (2) weeks of the date of this Agreement, Mykrolis will provide Eagle Delaware with a list of those persons who are, in Mykrolis’ reasonable judgment, “affiliates” of Mykrolis within the meaning of Rule 145 (each such person who is an “affiliate” of Mykrolis within the meaning of Rule 145 is herein referred to as a “Rule 145 Affiliate”) under the Securities Act (“Rule 145”). Mykrolis shall provide Eagle Delaware such information and documents as Eagle Delaware shall reasonably request for the purpose of reviewing the list and shall notify Eagle Delaware in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. Mykrolis shall use its reasonable efforts to deliver or cause to be delivered to Eagle Delaware no later than five days prior to the Effective Time a letter agreement from each of the Rule 145 Affiliates, by which each Rule 145 Affiliate agrees to comply with the applicable requirements of Rule 145 (each a “Rule 145 Affiliate Agreement”). Eagle Delaware shall be entitled to place appropriate legends on the certificates evidencing any Eagle Delaware Common Stock to be received by such Rule 145 Affiliates pursuant to the terms of this Agreement and to issue appropriate stop transfer instructions to the transfer agent for the Eagle Delaware Common Stock, consistent with the terms of the Rule 145 Affiliate Agreements.

6.08. NASDAQ Listing. Eagle Delaware shall use its best efforts to cause (i) Eagle Delaware to be a “successor issuer” of Entegris within the meaning of Rule 12g-3 under the Exchange Act, (ii) the Eagle Delaware Common Stock to approved for quotation on NASDAQ under the same stock ticker symbol as the Entegris Common Stock had previously been quoted, (iii) the shares of Eagle Delaware Common Stock to be issued in connection with the Merger to be listed on NASDAQ as of the Closing Date, subject to official notice of issuance, and (iv) the shares of Mykrolis Common Stock to be delisted from the NYSE.

6.09. Stock Plans and Other Options.

(a) At the Effective Time, each outstanding option to purchase shares of Mykrolis Common Stock (a “Mykrolis Stock Option”) under the Mykrolis Stock Option Plans whether vested or unvested, and each Mykrolis Stock Option Plan shall be assumed by Eagle Delaware and thereafter each Mykrolis Stock Option shall constitute an option to acquire, on the same terms and condition as were applicable under the Mykrolis Stock Option Plans, the same number of shares of Eagle Delaware Common Stock as the holder of such Mykrolis Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at the price per share set forth in the Mykrolis Stock Option, divided by the number of shares of Eagle Delaware Common Stock into which one share of Mykrolis Common Stock is convertible under Section 2.01, rounded to the nearest full cent; provided, however, that in the case of any Mykrolis Stock Option, the option price, the number of shares purchasable pursuant to such option and the terms and condition of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. “Mykrolis Stock Option Plans” means the 2001 Equity Incentive Plan, the 2003 Employment Inducement and Acquisition Stock Option Plan, the 2001 Non-Employee Director Stock Option Plan, as amended, and Amended and Restated 2001 Employee Stock Purchase Plan.

(b) As soon as practicable after the Effective Time, Eagle Delaware shall deliver to the participants in the Mykrolis Stock Option Plans an appropriate notice setting forth such participant’s rights pursuant thereto and the grants made prior to the Effective Time pursuant to the Mykrolis Stock Option Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.09 after giving effect to the Merger and subject to any acceleration of vesting or other changes therein as a result of the terms of the Mykrolis Stock Option Plans and the consummation of the Merger). Eagle Delaware shall comply with the terms of the Mykrolis Stock Option Plans to ensure, to the extent required by, and subject to the provisions of, the Mykrolis Stock Option Plans, that Mykrolis Stock Options which qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options thereunder after the Effective Time.

(c) Eagle Delaware shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Eagle Delaware Common Stock for delivery under the this Agreement, including under the Mykrolis Stock Option Plans assumed in accordance with this Section 6.09. As soon as practicable after the Effective Time, and in any event no later than 10 days after the Effective Time, Eagle Delaware shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Eagle Delaware Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. With respect to those individuals who after the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Eagle Delaware shall administer the Mykrolis Stock Option Plans assumed pursuant to this Section 6.09 in a manner that complies with Rule 16b-3 under the Exchange Act.

6.10. Consents. Each of Entegris and Mykrolis shall use reasonable efforts to obtain all necessary consents, waivers, and approvals under any of Entegris’ or Mykrolis’ material agreements, contracts, licenses, or leases in connection with the Merger.

6.11. Reports. From and after the Effective Time and so long as necessary in order to permit the Rule 145 Affiliates to sell the shares of Eagle Delaware Common Stock received by them as a result of the Merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Eagle Delaware will use its reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Exchange Act, referred to in paragraph (c)(1) of Rule 144 under the Securities Act (or, if applicable, Eagle Delaware will use its reasonable efforts to make publicly available the information regarding itself referred to in paragraph (c)(3) of Rule 144).

6.12. Additional Agreements; Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use its reasonable best efforts (unless another standard is specifically identified) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the vote of shareholders of Entegris and of stockholders of Mykrolis described in Section 6.04, including cooperating fully with the other party. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of Mykrolis, the proper officers and directors of each party to this Agreement shall take all such necessary action.

6.13. Confidentiality Agreements. The Letter Agreements, dated as of January 21, 2005, between Mykrolis and Entegris (the “Confidentiality Agreements”), shall remain in full force and effect until the Effective Time. Until the Effective Time, Mykrolis and Entegris shall comply with the terms of the Confidentiality Agreements.

6.14. Section 16 Matters. Prior to the Effective Time, with respect to both derivative and non-derivative securities, as applicable, Mykrolis, Entegris and Eagle Delaware shall take all such steps as may be required or appropriate to cause any dispositions of Mykrolis Common Stock or acquisitions of Eagle Delaware Common Stock resulting from the transactions contemplated by Article 0, Article I, Article II, or Section 6.09 of this Agreement with respect to each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Mykrolis or Entegris, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15. Public Announcements. So long as this Agreement is in effect, Mykrolis and Entegris will consult with each other before issuing any press release or making any public statement with respect to the transactions contemplated herein and except as may be required by applicable law or any listing agreement with any national securities exchange or NASDAQ, will not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, any such press release or public statement as may be required by applicable law or any such listing agreement may be issued without such consent, if the party making such release or statement has used its reasonable efforts to consult in advance with the other party.

6.16. Notices of Certain Events. Each of Mykrolis and Entegris shall promptly notify the other of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated herein;

(b) any notice or other communication from any governmental entity in connection with the transactions contemplated herein; and

(c) any change, event, occurrence, or condition that would be reasonably likely to have a Material Adverse Effect on such party.

6.17. No Takeovers Statutes Apply. In connection with the Merger and the other transactions contemplated hereby and without limiting the foregoing, Entegris, Eagle Delaware and Mykrolis shall take all action necessary to ensure that (i) no Takeover Statute or similar Law is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby or (ii) if any Takeover Statute or similar Law becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.

6.18. No Acquisition of Common Stock. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement, (i) Entegris shall not (and shall cause its Subsidiaries not to) acquire, directly or indirectly, any beneficial interest in shares of Mykrolis Common Stock and (ii) Mykrolis shall not (and shall cause its Subsidiaries not to) acquire, directly or indirectly, any beneficial interest in shares of Entegris Common Stock.

6.19. Maintenance of Insurance Coverage. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement, each of Entegris and Mykrolis shall use its reasonable best efforts to maintain in full force and effect all insurance policies that are maintained by it any or its Subsidiaries as of the date hereof.

6.20. Reincorporation Merger. Entegris and Eagle Delaware shall use their reasonable best efforts, subject to receipt of the Requisite Entegris Shareholder Approval, to consummate the Reincorporation Merger promptly following receipt of such Requisite Entegris Shareholder Approval and immediately prior to the consummation of the Merger. In connection with the Reincorporation Merger, each of Entegris and Eagle Delaware shall take action necessary to cause, at the Reincorporation Merger Effective Time, (i) Eagle Delaware to assume all employee stock option or other equity incentive plans of Entegris and (ii) each outstanding stock option to purchase shares of Entegris Common Stock granted under any employee stock option, restricted stock unit or compensation plan of, or other arrangement with, Entegris to be assumed by Eagle Delaware as provided in the Reincorporation Plan of Merger

6.21. Mykrolis Rights Agreement. The Board of Directors of Mykrolis has taken all action to the extent necessary (including amending the Mykrolis Rights Agreement) in order to render Mykrolis Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and to terminate the Mykrolis Rights Agreement, effective immediately prior to the Effective Time. Except in connection with the foregoing sentence and to effect its obligations under this Agreement, prior to the Effective Time the Board of Directors of Mykrolis shall not, without the prior written consent of Entegris, unless the stockholders of Mykrolis shall vote not to approve the Mykrolis Voting Proposal, (i) amend the Mykrolis Rights Agreement or (ii) take any action with respect to, or make any determination under, the Mykrolis Rights Agreement, including a redemption of the Mykrolis Rights, in each case in order to facilitate any Third Party Acquisition Proposal with respect to Mykrolis.

6.22. Entegris Rights Agreement. The Board of Directors of Eagle Delaware and Entegris shall take all action to the extent necessary to cause a rights agreement (the “Entegris Rights Agreement”) comparable to the Mykrolis Rights Agreement but with such modifications, including the exercise price of the rights, as the Board of Directors of Eagle Delaware shall deem advisable, to become effective prior to the Effective Time (provided that the rights thereunder shall not be issued until after the Effective Time to holders of record of Eagle Delaware Common Stock on the date that is one business day after the Effective Time).

6.23. Reincorporation Merger. Entegris, as the sole stockholder of Eagle Delaware, shall approve this Agreement, the Reincorporation Plan of Merger and the transactions contemplated hereby and thereby, including without limitation, the Reincorporation Merger and the Merger, immediately following the Entegris Shareholders Meeting (provided that the Requisite Entegris Shareholder Approval shall have been obtained) and shall deliver evidence of such approval to Mykrolis. Following the satisfaction or waiver of the conditions set forth in Sections 7.01, 7.02 and 7.03 of this Agreement, Entegris and Eagle Delaware shall take all action to the extent necessary to consummate the Reincorporation Merger.

ARTICLE VII

CONDITIONS PRECEDENT

7.01. Conditions to Each Party’s Obligation To Effect the Reincorporation Merger and the Merger. The respective obligations of each party to this Agreement to effect the Reincorporation Merger and the Merger shall be subject to the satisfaction before the Closing Date of the following conditions, any of which may be waived, to the extent legally allowed, in writing by mutual consent of Mykrolis and Entegris:

(a) Shareholder Approval. The Requisite Mykrolis Shareholder Approval and the Requisite Entegris Shareholder Approval shall have been obtained.

(b) HSR Act. All applicable waiting periods (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all applicable foreign antitrust and competition approvals shall have been received, except to the extent that the failure to obtain such foreign approvals would not reasonably be likely to have a Material Adverse Effect upon Entegris or Mykrolis.

(c) Registration Statement; Joint Proxy Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order. The Joint Proxy Statement shall have been delivered to the shareholders of Entegris and the stockholders of Mykrolis in accordance with the requirements of the Securities Act and the Exchange Act.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall have been issued, nor shall any proceeding brought by a United States administrative agency or commission or other United States governmental entity seeking any of the foregoing be pending; and no statute, rule, regulation, or order shall be enacted, entered, enforced, or deemed applicable to the Merger which makes the consummation of the Merger illegal.

(e) Listing and Quotation. The shares of Eagle Delaware Common Stock to be issued in the Merger shall have been approved for listing or quotation as contemplated by Section 6.08, subject to official notice of issuance.

(f) Governmental and Regulatory Approvals. All consents, approvals and actions of, filings with and notices to any governmental entity required by Entegris, Eagle Delaware, Mykrolis or any Subsidiary thereof to consummate the Merger, the failure of which to be obtained or taken is reasonably expected to materially impair the ability of the parties to consummate the Merger, must have been obtained.

(g) FIRPTA Certificates. Entegris and Mykrolis shall deliver certificates, in form and substance reasonably satisfactory to counsel for Entegris and Mykrolis, duly executed by the applicable parties and certifying facts that would exempt the transactions contemplated hereby from the provisions of the Foreign Investors Real Property Tax Act, as amended.

7.02. Additional Conditions to Obligations of Eagle Delaware. The obligations of Eagle Delaware to effect the Merger and the Reincorporation Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing by Eagle Delaware:

(a) Representations and Warranties. The representations and warranties of Mykrolis in Section 4.01 of this Agreement shall be true and correct as of the date of this Agreement and immediately before the Effective Time (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except to the extent any inaccuracy in any such representation or warranty would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Mykrolis (provided that, solely for purposes of this Section 7.02(a), any representation or warranty in Section 4.01 that is qualified by materiality or Material Adverse Effect language shall be read as if such language were not present); and Entegris shall have received a certificate signed on behalf of Mykrolis by the chief executive officer and chief financial officer of Mykrolis to that effect.

(b) Performance of Obligations of Mykrolis. Mykrolis shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time and Entegris shall have received a certificate signed on behalf of Mykrolis by the chief executive officer and the chief financial officer of Mykrolis to that effect.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred and shall not exist any change in the business, operations, results of operations, properties, or financial condition of Mykrolis and its Subsidiaries, taken as a whole, that would reasonably be expected to have a Material Adverse Effect on Mykrolis; and Entegris shall have received a certificate signed on behalf of Mykrolis by the chief executive officer and the chief financial officer of Mykrolis to that effect.

(d) Tax Opinion. Entegris shall have received the opinion of Faegre & Benson, dated the Closing Date, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Reincorporation Merger and the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Faegre & Benson may require and shall be entitled to rely upon customary representations contained in Tax Certificates of officers of Mykrolis, Entegris, Eagle Delaware, and others.

7.03. Additional Conditions to Obligations of Mykrolis. The obligations of Mykrolis to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived in writing by Mykrolis.

(a) Representations and Warranties. The representations and warranties of Entegris in Section 4.02 of this Agreement shall be true and correct as of the date of this Agreement and immediately before the Effective Time (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except to the extent any inaccuracy in any such representation or warranty would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Entegris (provided that, solely for purposes of this Section 7.03(a), any representation or warranty in Section 4.02 that is qualified by materiality or Material Adverse Effect language shall be read as if such language were not present); and Mykrolis shall have received a certificate signed on behalf of Entegris by the chief executive officer and the chief financial officer of Entegris to that effect.

(b) Performance of Obligations of Entegris. Entegris shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Mykrolis shall have received a certificate signed on behalf of Entegris by the chief executive officer and the chief financial officer of Entegris to that effect.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred and shall not exist any change in the business, operations, results of operations, properties, or financial condition of Entegris and its Subsidiaries, taken as a whole, that would reasonably be expected to have a Material Adverse Effect on Entegris; and Mykrolis shall have received a certificate signed on behalf of Entegris by the chief executive officer and the chief financial officer of Entegris to that effect.

(d) Tax Opinion. Mykrolis shall have received the opinion of Ropes & Gray, dated the Closing Date, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Ropes & Gray may require and shall be entitled to rely upon customary representations contained in Tax Certificates of officers of Mykrolis, Entegris, and others.

(e) Entegris Rights Agreement. Eagle Delaware shall have entered into the Entegris Rights Agreement with a rights agent reasonably acceptable to Mykrolis and shall have made all necessary filings with the SEC and NASDAQ in connection therewith.

7.04. Additional Conditions to Each Party’s Obligation to Effect the Merger. In addition to the conditions set forth in Section 7.01, 7.02 and 7.03, the consummation of the Reincorporation Merger shall be a condition to the obligation to effect the Merger.

ARTICLE VIII

CONDUCT AND TRANSACTIONS AFTER THE EFFECTIVE TIME

8.01. Employee Matters.

(a) For purposes of this Section 8.01, (i) “Mykrolis Employees” means the employees who were active employees of Mykrolis or any of its Subsidiaries immediately before the Effective Time and continue to be active employees of Eagle Delaware, any of Eagle Delaware’s Subsidiaries, or any other affiliate of Eagle Delaware after the Effective Time, and (ii) “Entegris Employees” means the employees who were active employees of Entegris or any of its Subsidiaries immediately before the Effective Time and continue to be active employees of Eagle Delaware, any of Eagle Delaware’s Subsidiaries, or any other affiliate of Eagle Delaware after the Effective Time.

(b) From and after the Effective Time, for purposes of determining eligibility and vesting and entitlement to vacation and other benefits for Mykrolis Employees and Entegris Employees under any compensation, severance, welfare, pension, benefit, or savings plan of Eagle Delaware or any of its affiliates in which Mykrolis Employees or Entegris Employees become eligible to participate, service with Mykrolis, Entegris or any of their Subsidiaries or any of their respective predecessors (whether before or after the Effective Time) shall be credited as if such service had been rendered to Eagle Delaware or such affiliate, including, for each Mykrolis Employee and each Entegris Employee, recognition of all prior service with any entity, including any Subsidiary of Mykrolis or Entegris prior to its becoming a Subsidiary of Mykrolis or Entegris, as applicable, that was recognized by either party (or one of its Subsidiaries) prior to the date hereof in the ordinary course of administering its (or such Subsidiary’s) employee benefits.

(c) Notwithstanding any of the foregoing provisions of this Section 8.01, nothing contained herein shall be construed as requiring Eagle Delaware or any Subsidiary of Eagle Delaware to continue any specific employee plan or benefit arrangement or to continue the employment of any specific employee.

8.02. Indemnification. All rights to indemnification, expense advancement, and exculpation existing in favor of any present or former director, officer, or employee of Entegris, Mykrolis or any of their respective Subsidiaries as provided in the Articles or Certificate of Incorporation, Bylaws or similar charter or organizational documents of Entegris and Mykrolis or any of their respective Subsidiaries or by law as in effect on the date hereof shall survive the Merger for a period of at least six years after the Effective Time (or, if any relevant claim is asserted or made within such six-year period, until final disposition of such claim) with respect to matters occurring at or prior to the Effective Time (including consummation of the Reincorporation Merger and the Merger). To the fullest extent permitted by law, Eagle Delaware hereby assumes, effective at the Effective Time, all obligations provided by statute or charter or organizational documents of each of Entegris and Mykrolis in effect prior to the Reincorporation Merger and the Merger in respect of indemnification and expense reimbursement of any present or former director, officer or employee of Entegris or Mykrolis if the relevant claim is asserted or made within six years after the Effective Time. From and after the Effective Time, the Surviving Corporation shall abide by and honor each of Mykrolis’ contractual obligations, if any, to provide indemnification and exculpation to any other person, to the extent of such contractual obligation and shall enter into indemnification agreements with all persons who were officers or directors of Entegris immediately prior to the Reincorporation Merger or who were officers or directors of Mykrolis immediately prior to the Merger, in each case in substantially the form of the indemnification agreements Mykrolis has with its officers and directors immediately prior to the Effective Time.

8.03. Directors and Officers Liability Insurance. For a period of at least six years after the Effective Time, Eagle Delaware shall maintain in effect either (a) the current policies of directors’ and officers’ liability insurance maintained by Entegris and Mykrolis (provided that Eagle Delaware may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Effective Time (including consummation of the Reincorporation Merger and the Merger), or (b) a run-off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within six years after the Effective Time arising from facts or events that occurred at or before the Effective Time (including consummation of the Reincorporation Merger and the Merger); and such policies or endorsements shall name as insureds thereunder all present and former directors and officers of Entegris, Mykrolis and any of their respective Subsidiaries; provided that if the aggregate annual premiums for such insurance during such period shall exceed 200% of the per annum rate of premium paid by Entegris or Mykrolis, as applicable, then Eagle Delaware shall provide a policy with the best coverage as shall then be available at 200% of such rate. From and after the Effective Time, the Surviving Corporation shall abide by and honor each of Entegris and Mykrolis’ contractual obligations, if any, to provide directors’ and officers’ liability insurance to any other person, to the extent of such contractual obligation.

8.04. Eagle Delaware Organizational Documents; Governance Matters; Headquarters.

(a) Charter Documents. Subject to Section 1.03 and the receipt of the Requisite Entegris Shareholder Approval, Entegris and Eagle Delaware shall take all actions necessary to cause (i) the Certificate of Incorporation of Eagle Delaware at the Effective Time to be in the form of Exhibit B hereto, and (ii) the Bylaws of Eagle Delaware at the Effective Time to be in the form of Exhibit C hereto.

(b) Board Composition. Entegris and Mykrolis shall take all actions necessary so that at the Effective Time: (i) the Eagle Delaware Board of Directors shall initially consist of ten directors, five of whom initially shall be then-existing Entegris directors designated by Entegris and identified in Section 8.04(b) of the Entegris Disclosure Schedule (as such list may be revised by Entegris prior to the Effective Time to substitute a different then-existing Entegris director) and five of whom initially shall be then-existing Mykrolis directors designated by Mykrolis and identified in Section 8.04(b) of the Mykrolis Disclosure Schedule (as such list may be revised by Mykrolis prior to the Effective Time to substitute a different then-existing Mykrolis director), provided that, following a recommendation by the Chief Executive Officer of Eagle Delaware referred to below and the Chairman of Eagle Delaware referred to below but through nomination by the nominating and governance committee of the Eagle Delaware Board of Directors and approved by the Eagle Delaware Board of Directors, one additional director may be added to the Board; (ii) the Eagle Delaware Board of Directors shall have standing audit, nominating and governance, and compensation committees, each comprised of an equal number of directors designated by Entegris and directors designated by Mykrolis; and (iii) the Chairman of the Board of Eagle Delaware shall be James E. Dauwalter and the Chief Executive Officer of Eagle Delaware shall be Gideon Argov and the other senior officers and managers of Eagle Delaware shall be as specified on Schedule 8.04(b) to this Agreement.

(c) Headquarters. Immediately after the Effective Time, Eagle Delaware’s headquarters shall be located in Chaska, Minnesota.

(d) Charitable Contributions. The parties acknowledge that it has been the past practice of Entegris to contribute to charities. The parties intend that Eagle Delaware shall perpetuate charitable giving following the Closing, provided that any such charitable giving shall be as approved from time to time by the Eagle Delaware Board of Directors.

ARTICLE IX

TERMINATION

9.01. Generally. This Agreement may be terminated at any time before the Effective Time, whether before or after approval of this Agreement and Merger by the shareholders and stockholders of Mykrolis and Entegris:

(a) by mutual written consent of Entegris and Mykrolis (approved by their respective Boards of Directors);

(b) by Entegris or Mykrolis if the transactions contemplated hereby have not been consummated on or before December 31, 2005 (which date may be extended by mutual agreement of Entegris and Mykrolis); provided that such failure to consummate such transactions by such date is not due to the failure of the party seeking to terminate this Agreement (or, if Entegris is seeking to terminate this Agreement, of Eagle Delaware) to comply in all material respects with its obligations under this Agreement;

(c) by Entegris, if (i) any of the conditions set forth in Sections 7.01 or 7.02 shall become impossible to fulfill other than for reasons within the control of Entegris or Eagle Delaware, and such conditions shall not have been waived by Entegris pursuant to Article VII, or (ii) (A) the shareholders of Entegris fail to approve the Entegris Voting Proposal by the required vote at the first shareholders’ meeting called for that purpose or any adjournment thereof or (B) the stockholders of Mykrolis fail to approve the Mykrolis Voting Proposal by the required vote at the first stockholders’ meeting called for that purpose or any adjournment thereof;

(d) by Mykrolis, if (i) any of the conditions set forth in Sections 7.01, 7.03 or 7.04 shall become impossible to fulfill other than for reasons within the control of Mykrolis, and such conditions shall not have been waived by Mykrolis pursuant to Article VII, or (ii) (A) the shareholders of Entegris fail to approve Entegris Voting Proposal by the required vote at the first shareholders’ meeting called for that purpose or any adjournment thereof or (B) the stockholders of Mykrolis fail to approve the Mykrolis Voting Proposal by the required vote at the first stockholders’ meeting called for that purpose or any adjournment thereof;

(e) by Entegris, if (i) the Board of Directors of Mykrolis fails to recommend the Merger to Mykrolis’ stockholders or effects a Change of Recommendation, or if Mykrolis fails to comply in all material respects with Section 6.01, (ii) the Board of Directors of Mykrolis or any committee thereof recommends or approves (whether or not permitted by Article VI) a Third Party Acquisition Proposal, or (iii) the Board of Directors of Mykrolis shall have failed to hold the Mykrolis Shareholders’ Meeting in accordance with Section 6.04 or the Board of Directors of Mykrolis resolves to do any of the foregoing (provided, however, that the provision by Mykrolis of any five business-day notice required under Section 6.04 shall not by itself permit Entegris to terminate this Agreement);

(f) by Mykrolis, if (i) the Board of Directors of Entegris fails to recommend the Entegris Voting Proposal to Entegris’ shareholders or effects a Change of Recommendation, or if Entegris fails to comply in all material respects with Section 6.01, (ii) the Board of Directors of Entegris or any committee thereof recommends or approves (whether or not permitted by Article VI) a Third Party Acquisition Proposal, or (iii) the Board of Directors of Entegris shall have failed to hold the Entegris Shareholders Meeting in accordance with Section 6.04 or the Board of Directors of Entegris resolves to do any of the foregoing (provided, however, that the provision by Entegris of any five business-day notice required under Section 6.04 shall not by itself permit Mykrolis to terminate this Agreement); or

(g) by either Entegris or Mykrolis, if (i) there shall be any statute, rule, or regulation that makes consummation of the transactions contemplated herein illegal or otherwise prohibited, or (ii) any judgment, injunction, order, or decree (which judgment, injunction, order, or decree Entegris and Mykrolis shall use its reasonable best efforts to lift) of any court or other Governmental Body having competent jurisdiction enjoining Entegris or Mykrolis from consummating the transactions contemplated herein is entered and such judgment, injunction, order, or decree shall have become final and non-appealable.

9.02. Procedure and Effect of Termination and Abandonment. In the event of termination of this Agreement by Mykrolis or Entegris pursuant to Section 9.01, written notice thereof shall forthwith be given to the other party and this Agreement shall terminate and the Merger shall be abandoned without further action by any of the parties hereto. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to the other party to this Agreement, except as otherwise provided in Section 10.04 or, subject to Section 10.04(d), to the extent the termination is a direct result of a willful and material breach or violation by such party of a representation, warranty, covenant, or agreement contained in this Agreement.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01. Termination of Representations and Warranties. The representations and warranties of Mykrolis and Entegris set forth in this Agreement (including those set forth in the Mykrolis and Entegris Disclosure Schedules) or in any certificate furnished under this Agreement shall not survive the Effective Time. None of the representations, warranties or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the termination of this Agreement pursuant to Article IX except as set forth in Section 9.02. The Confidentiality Agreements shall survive the execution and delivery of this Agreement, or the termination of this Agreement pursuant to this Article IX, as the case may be, pursuant to its terms and conditions.

10.02. Amendment and Modification. This Agreement may be amended by the parties hereto at any time by action of their respective boards of directors, whether before or after the Shareholders’ Approvals have been obtained; provided, however, that after the Shareholders’ Approvals have been obtained, there shall be no amendment that by law or the rules of any relevant stock exchange requires further approval by shareholders without the further approval of such shareholders. Any such amendment shall only be effective if made by an instrument in writing signed on behalf of each of the parties hereto.

10.03. Waiver of Compliance; Consents. Any failure of Entegris or Mykrolis to comply with any obligation, covenant, agreement, or condition herein may be waived in writing by the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.03. The rights and remedies herein provided shall be cumulative.

10.04. Expenses and Termination Fees.

(a) Expenses. Except as otherwise provided below in this Section 10.04, all expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses provided, that each of Entegris and Mykrolis shall pay 50% of (i) any fees and expenses (other than attorney’s and accounting fees and expenses) incurred in connection with the printing, filing and mailing of the Registration Statement and the Joint Proxy Statement and (ii) the filing fees under HSR and under any applicable foreign antitrust or competition Laws. For purposes of this Agreement, “Expenses” means all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement and Registration Statement and the solicitation of shareholder and stockholder approvals and all other matters related to the transactions contemplated hereby.

(b) Mykrolis Termination Fee. If this Agreement is terminated pursuant to (i) Section 9.01(b), Section 9.01(c)(i) (but only with respect to the conditions set forth in Section 7.02 (a), (b) and (c)), or Section 9.01(c)(ii)(B), and (A) prior to the Mykrolis Shareholders’ Meeting, a Third Party Acquisition Proposal relating to Mykrolis shall have been made to Mykrolis and shall have become known publicly or been made directly to Mykrolis’ stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Third Party Acquisition Proposal relating to Mykrolis and (B) within 12 months after such termination Mykrolis or any of its Subsidiaries (1) enters into a definitive agreement with respect to any Third Party Acquisition Proposal and such Third Party Acquisition Proposal is subsequently consummated within or after such 12-month period, or (2) consummates any Third Party Acquisition Proposal, or (ii) Section 9.01(e), then Mykrolis shall pay to Entegris a non-refundable fee equal to $23,500,000 (the “Termination Fee”), plus all Expenses of Entegris (up to a maximum of $1,500,000).

Such Termination Fee and Expenses shall be payable by Mykrolis as follows: (i) in the case of a termination pursuant to clause (i) above, upon such consummation of such Third Party Acquisition Proposal or (ii) in the case of a termination pursuant to clause (ii) above, promptly, but in no event later than two business days after the date of such termination.

(c) Entegris Termination Fee. If this Agreement is terminated pursuant to (i) Section 9.01(b), Section 9.01(d)(i) (but only with respect to the conditions set forth in Section 7.03(a), (b) and (c)), or Section or 9.01(d)(ii)(A), and (A) prior to the Entegris Shareholders’ Meeting, a Third Party Acquisition Proposal relating to Entegris shall have been made to Entegris and shall have become known publicly or been made directly to Entegris’ shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Third Party Acquisition Proposal relating to Entegris and (B) within 12 months after such termination Entegris or any of its Subsidiaries (1) enters into a definitive agreement with respect to any Third Party Acquisition Proposal and such Third Party Acquisition Proposal is subsequently consummated within or after such 12-month period, or (2) consummates any Third Party Acquisition Proposal, or (ii) Section 9.01(f), then Entegris shall pay to Mykrolis the Termination Fee, plus all Expenses of Mykrolis (up to a maximum of $1,500,000). Such Termination Fee and Expenses shall be payable by Entegris as follows: (i) in the case of a termination pursuant to clause (i) above, upon such consummation of such Third Party Acquisition Proposal or (ii) in the case of a termination pursuant to clause (ii) above, promptly, but in no event later than two business days after the date of such termination.

(d) Payment and Remedies. All payments to be made pursuant to this Section 10.04 shall be made by wire transfer of immediately available funds. If either party fails to timely pay the Expenses of the other party or the Termination Fee pursuant to this Section 10.04, then such party shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other party. In no event shall more than one Termination Fee be payable by a party under this Section 10.04. For purposes of determining whether a Third Party Acquisition Proposal has been consummated that may entitle Entegris or Mykrolis to a Termination Fee, references to “10% or more” or “25%” in the definition of “Third Party Acquisition Proposal” shall be deemed to be “a majority.” Each of Mykrolis and Entegris (for itself and its affiliates) hereby agrees, that upon any termination of this Agreement under circumstances where it is entitled to a Termination Fee and Expenses under this Section 10.04 and such Termination Fee and Expenses are paid in full to such party, such party and its affiliates shall be precluded from any other remedy against such other party, at law or in equity or otherwise, and neither such party nor any of its affiliates shall seek (and such party shall cause its affiliates not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other party or any of their respective directors, officers, employees, partners, managers, members, or shareholders in connection with this Agreement or the transactions contemplated hereby.

(e) Integral Part of Transactions. The parties acknowledge that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that without these agreements, the parties would not have entered into this Agreement.

10.05. Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, and do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations, to ensure that the conditions set forth in Article VII are satisfied and to consummate and make effective the transactions contemplated by this Agreement (provided that nothing herein stated shall require either Entegris or Mykrolis to take or cause to be taken any action, or do or cause to be done any things, which other provisions of this Agreement expressly permit the Board of Directors thereof, in the exercise of its fiduciary duties, not to take or do). In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action.

10.06. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, effective when delivered, or if delivered by express delivery service, effective when delivered, or if mailed by registered or certified mail (return receipt requested), effective three business days after mailing, or if delivered by telecopy, effective when telecopied with confirmation of receipt, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Entegris or to Eagle Delaware:

Entegris, Inc.

3500 Lyman Boulevard

Chaska, MN 55318

Telecopy No: 952-556-4480

Attention: James E. Dauwalter

with a copy to:

Dunkley and Bennett, P.A.

701 4th Avenue, Suite 700

Minneapolis, MN 55415

Telecopy No: (612) 339-9545

Attention: Jay Bennett

and

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Telecopy No: (612) 766-1600

Attention: Philip S. Garon

(b) If to Mykrolis:

Mykrolis Corporation

129 Concord Road

Billerica, MA 01821

Telecopy No: (978) 436-6739

Attention: Gideon Argov

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA 02110

Telecopy No: (617) 951-7050

Attention: David B. Walek

10.07. Assignment; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article 0, Article II and Sections 8.02 and 8.03, this Agreement is not intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

10.08. Certain Definitions and Interpretations.

(a) As used in this Agreement, unless otherwise defined:

“affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act;

“business day” means any day other than a Saturday, Sunday, or a day that is a statutory holiday under the laws of the United States, the State of Minnesota, or the State of Massachusetts;

“Governmental Body” means any domestic or foreign national, state, multi-state, or municipal or other local government, any subdivision, agency, commission, or authority thereof, any court, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder;

“including” means “including without limitation”;

“Intellectual Property” means the rights associated with trademarks, service marks, trade names, and internet domain names, together with registrations and applications related to the foregoing; patents and industrial design registrations or applications (including any continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications for any of the foregoing); rights in works of authorship protected by copyright for E.U. design registrations; copyrights (including any registrations and applications for any of the foregoing); rights in mask works rights and trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies;

“knowledge of Entegris” or any similar phrase means the actual knowledge of one or more of the executive officers of Entegris;

“knowledge of Mykrolis” or any similar phrase means the actual knowledge of one or more of the executive officers of Mykrolis;

“Law” with respect to any person means any applicable foreign or domestic federal, state, provincial, local, municipal or other law, statute, code, treaty, ordinance, rule, regulation, administrative, executive or other order (whether temporary, preliminary or permanent) of any Governmental Body, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding entered or imposed by any Governmental Body, in any case that are in force as of the date hereof or which come into force during the term of this Agreement;

“Lien” means any mortgage, restriction, claim, charge, security interest, pledge, easement, reservation, restriction, covenant, agreement, encumbrance, or other impairment to title of any kind, whether or not securing the payment of money or performance of any other obligation;

“Permitted Liens” means (i) Liens for Taxes or governmental assessments or similar obligations the payment of which is not yet due and payable or delinquent, or for Taxes the validity of which are being contested in good faith by appropriate proceedings, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other similar Liens imposed by applicable law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (iii) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security, and (iv) Liens securing executory obligations under any lease, regardless of whether it constitutes an “operating lease” or a “capitalized lease” under generally accepted accounting principles;

“person” means an individual, a partnership, a limited liability company, a joint venture, a corporation, a trust, an incorporated organization, and a government or any department, agency, or instrumentality thereof; and

“Subsidiary” and “Subsidiaries” of any specified corporation means any corporation or limited liability company of which the outstanding securities having ordinary voting power to elect a majority of the board of directors or others performing similar functions are directly or indirectly owned by the specified corporation.

(b) References to “Section” and “Sections” refer to a Section or Sections, respectively, of this Agreement, and references to “Article” and “Articles” refer to an Article or Articles, respectively, of this Agreement. As used in this Agreement, all dollar amounts are expressed in United States funds.

(c) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquiring Person	4.01(q)

Agreement	Preamble

Applicable Party	6.01(a)

Benefit Plan	4.01(n)

Certificate	2.02

Certificate of Merger	1.02

Change in Recommendation	6.04(a)(i)

Closing	3.01

Closing Date	3.01

Code	Recital C

Confidentiality Agreements	6.13

Delaware Corporation Law	1.01

Eagle Delaware	Preamble

Eagle Delaware Common Stock	0.02

Effective Time	1.02

Entegris	Preamble

Entegris, Inc.	0.01

Entegris Balance Sheet	4.02(e)(iii)

Entegris Common Stock	0.02

Entegris Disclosure Schedule	4.02

Entegris Employee Plan(s)	4.02(n)(i)

Entegris Employee Stock Purchase Plan	4.02(b)

Entegris Material Contracts	4.02(i)

Entegris Real Property Leases	4.02(v)(ii)

Entegris Rights Agreement	6.22

Entegris SEC Report(s)	4.02(e)(i)

Entegris Shareholders’ Meeting(s)	4.02(c)(ii)

Entegris Voting Proposal	4.02(c)(ii)

Environmental Law	4.01(o)(i)(A)

ERISA	4.01(n)

ERISA Affiliate	4.01(n)(vi)

Exchange Act	4.01(d)

Exchange Agent	2.06(a)

Exchange Fund	2.06(a)

Expenses	10.04(a)

Faegre & Benson	6.06

Goldman Sachs	4.02(m)

Term	Section

Governmental Body	10.08(a)

Hazardous Substance	4.01(o)(i)(B)

HSR Act	4.01(d)

Joint Proxy Statement	4.01(f)

Material Adverse Effect	4.01

Merger	Recitals B

Merger Consideration	2.01(a)

Mykrolis	Preamble

Mykrolis Balance Sheet	4.01(e)(iii)

Mykrolis Common Stock	2.01(a)

Mykrolis Disclosure Schedule	4.01

Mykrolis Employee	8.01(a)

Mykrolis Employee Plan(s)	4.01(n)

Mykrolis Employee Stock Purchase Plan	4.01(b)

Mykrolis Material Contracts	4.01(i)

Mykrolis Preferred Stock	4.01(b)

Mykrolis Real Property Leases	4.01(w)(ii)

Mykrolis Rights	4.01(b)

Mykrolis Rights Agreement	4.01(b)

Mykrolis SEC Report(s)	4.01(e)(i)

Mykrolis Shareholders’ Meeting	4.01(c)(ii)

Mykrolis Stock Option	6.09(a)

Mykrolis Stock Option Plans	6.09(a)

Mykrolis Voting Proposal	4.01(c)(ii)

NASDAQ	2.05

Pension Plan	4.01(n)

Registration Statement	4.01(f)

Regulation M-A Filing	6.02(b)

Reincorporation Merger	Recital B

Reincorporation Merger Effective Time	0.01

Requisite Entegris Shareholder Approval	4.02(c)(ii)

Requisite Mykrolis Shareholder Approval	4.01(c)(ii)

Ropes & Gray	6.06

Rule 145	6.07

Rule 145 Affiliate	6.07

Rule 145 Affiliate Agreement	6.07

Ruling	4.01(h)(xiv)

Sarbanes-Oxley Act	4.01(e)(iv)

Term	Section

SEC	4.01(d)

Securities Act	4.01(e)(i)

Shareholders’ Approvals	4.01(c)

Shareholders’ Meetings	4.02(c)(ii)

Spin Off	4.01(h)(xii)

Superior Proposal	6.01(a)(iii)

Surviving Corporation	1.01

Surviving Corporation Common Stock	2.01(b)

Takeover Statute	4.01(v)

Tax Certificates	6.06

Tax Returns	4.01(h)

Tax Sharing Agreement	4.01(h)(vi)

Taxes	4.01(h)

Termination Fee	10.04(b)

Third Party	6.01(a)(ii)

Third Party Acquisition Proposal	6.01(a)(iii)

WARN Act	4.01(n)(xii)

Welfare Plan	4.01(n)

10.09. Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware without giving effect to choice-of-law principles.

10.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

10.11. Headings; Internal References. The Table of Contents and Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties, and shall not affect the interpretation of this Agreement.

10.12. Entire Agreement. This Agreement (including the Mykrolis and Entegris Disclosure Schedules and the exhibits hereto) and the Confidentiality Agreements embody the entire agreement and understanding of the parties in respect of the subject matter contained herein and supersede all prior agreements and understandings among the parties with respect to such subject matter. There are no restrictions, promises, representations, warranties (express or implied), covenants, or undertakings of the parties, other than those expressly set forth or referred to in this Agreement or the Confidentiality Agreements.

10.13. Severability. If any term, provision, covenant, agreement, or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, agreements, and restrictions of this Agreement shall continue in full force and effect and will in no way be affected, impaired, or invalidated, so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated herein shall be consummated as originally contemplated to the fullest extent possible.

10.14. Equitable Remedies. Subject to Section 10.04, the parties agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled, to the fullest extent permitted by law, to an injunction restraining such breach, violation, or default or threatened breach, violation, or default and to any other equitable relief, including specific performance to enforce specifically the performance of the terms and provisions hereof, without bond or other security being required.

10.15. Disclosure Schedules. Matters reflected in the Mykrolis Disclosure Schedule and the Entegris Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Schedules. Such additional matters may be set forth for informational purposes, do not necessarily include other matters of a similar nature that are not required to be reflected in such Disclosure Schedules, and do not establish any standard or definition of materiality. A disclosure made by a party in any Section of this Agreement or its Disclosure Schedule that is sufficient to reasonably inform such party of information required to be disclosed in another Section of this Agreement or such party’s Disclosure Schedule in order to avoid a misrepresentation thereunder shall be deemed to have been made with respect to the other Section of this Agreement or such party’s Disclosure Schedule.

10.16. Reliance on Representations. Notwithstanding any investigation, knowledge, or review made at any time by or on behalf of any party hereto, the parties acknowledge and agree that all representations and warranties contained in this Agreement, or in the Exhibits or in any of the documents, certification, or agreements delivered in connection therewith are being relied upon as a material inducement to enter into this Agreement and the transactions contemplated herein.

10.17. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties execute and deliver this Agreement as of the date first above written.

ENTEGRIS, INC.

By:	/s/ JAMES E. DAUWALTER
	Its:	President and Chief Executive Officer

MYKROLIS CORPORATION

By:	/s/ GIDEON ARGOV
	Its:	Chief Executive Officer

EAGLE DE, INC.

By:	/s/ JAMES E. DAUWALTER
	Its:	President and Chief Executive Officer

Annex B

AGREEMENT AND PLAN OF MERGER*

by and between

ENTEGRIS, INC.

(a Minnesota corporation)

and

EAGLE DE, INC.

(a Delaware corporation)

This Agreement and Plan of Merger (the “Plan of Merger”) is made and entered into as of March 21, 2005, by and between Entegris, Inc., a Minnesota corporation (“Entegris”) and Eagle DE, Inc., a Delaware corporation (“Eagle Delaware”) (individually a “Constituent Corporation” and collectively the “Constituent Corporations”).

WITNESSETH:

WHEREAS, Entegris is a corporation duly organized and existing under the laws of the State of Minnesota;

WHEREAS, Eagle Delaware is a corporation duly organized and existing under the laws of the State of Delaware;

WHEREAS, the respective boards of directors of Entegris and Eagle Delaware have determined that, for the purpose of effecting the reincorporation of Entegris in the State of Delaware, it is advisable and in the best interests of Entegris and Eagle Delaware and their respective shareholders that Entegris merge with and into Eagle Delaware on the terms and conditions herein provided; and

WHEREAS, the respective boards of directors of Entegris and Eagle Delaware have adopted and approved this Plan of Merger and have directed that this Plan of Merger be submitted to a vote of their shareholders and sole shareholder respectively;

WHEREAS, the Reincorporation Merger, as hereinafter defined, is intended to be treated as a reincorporation under section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes, the Plan of Merger is hereby adopted as a plan of reorganization within the meaning of section 368 of the Code, and Eagle Delaware has conducted no business activities since its formation and was organized solely for the purpose of effecting the reincorporation of Entegris in Delaware.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Entegris and Eagle Delaware hereby agree as follows:

ARTICLE I

AGREEMENT AND PLAN OF MERGER

1.1 Plan Adopted. This Plan of Merger of each of the Constituent Corporations pursuant to the provisions of Section 252 of the Delaware General Corporation Law and Sections 302A.611, 302A.613 and 302A.615 of the Minnesota Business Corporation Act is adopted as follows:

(1) At the Effective Time, as hereinafter defined, Entegris shall be merged with and into Eagle Delaware (the “Reincorporation Merger”).

(2) The surviving corporation of the Reincorporation Merger (the “Reincorporation Merger Surviving Corporation”) shall be Eagle Delaware and the name of Eagle Delaware shall be “Entegris, Inc.”

*	This document reflects technical changes and corrections effected by the First Amendment to Agreement and Plan of Merger, dated as of May 4, 2005, by and between the parties hereto.

(3) At the Effective Time, the separate existence of Entegris shall cease and the Reincorporation Merger shall have the other effects set forth in the provisions of the Delaware General Corporation Law and the Minnesota Business Corporation Act.

(4) At the Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the holders thereof, each share of common stock of Entegris, par value $.01 per share (“Entegris Common Stock”), the only authorized class of capital stock of Entegris, shall be automatically converted into one share of common stock, par value $.01 per share, of the Reincorporation Merger Surviving Corporation (“Surviving Corporation Common Stock”).

(5) At the Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the holder thereof, each share of common stock of Eagle Delaware, par value $.01 per share (“Eagle Delaware Common Stock”), outstanding and owned by Entegris, constituting the only Eagle Delaware capital stock outstanding immediately prior to the Effective Time, or held by Eagle Delaware as treasury shares, shall be cancelled and shall cease to exist, and no stock, cash or other property shall be issued in respect thereof.

1.2 Effective Time. Following (i) the requisite approval of this Plan of Merger and the Reincorporation Merger by the shareholders of Entegris and the stockholder of Eagle Delaware, (ii) the execution and filing with the Secretary of State of Delaware of a Certificate of Merger pursuant to Section 252 of the Delaware General Corporation Law and (iii) the execution and filing with the Secretary of State of Minnesota of Articles of Merger pursuant to Section 302A.615 of the Minnesota Business Corporation Act, the Reincorporation Merger shall become effective in Delaware upon the filing of such Certificate of Merger with the Secretary of State of Delaware and in Minnesota upon the filing of such Articles of Merger with the Secretary of State of Minnesota (the “Effective Time”).

1.3 No Appraisal or Dissenters Rights. In accordance with the provisions of Section 262 of the Delaware General Corporation Law and Section 302A.471 of the Minnesota Business Corporation Act, no holder of shares of Entegris Common Stock or Eagle Delaware Common Stock shall have any appraisal or dissenters rights as a result of the execution and delivery of this Plan of Merger or the consummation of the Reincorporation Merger.

ARTICLE II

EXCHANGE OF SHARES

2.1 Entegris Stock Certificates. At or after the Effective Time, each holder of shares of Entegris Common Stock immediately prior to the Effective Time, upon surrender to the Reincorporation Merger Surviving Corporation of the certificates which, prior to the Effective Time, evidenced outstanding shares of Entegris Common Stock, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of Surviving Corporation Common Stock into which such shares of Entegris Common Stock shall have been converted as provided in Section 1.1(4). Nothing stated herein shall require a holder of a certificate which represented a share of Entegris Common Stock immediately prior to the Effective Time to surrender such certificate. After the Effective Time, and until so surrendered, each such outstanding certificate for such shares of Entegris Common Stock that have been converted into shares of Surviving Corporation Common Stock in accordance with this Plan of Merger will be deemed for all corporate purposes of the Reincorporation Merger Surviving Corporation to evidence ownership of, and represent, the number of shares of Surviving Corporation Common Stock into which such shares of Entegris Common Stock were converted at the Effective Time. The registered owner on the books and records of the transfer agent of Eagle Delaware of any such outstanding certificate for shares of Entegris Common Stock shall, until such certificate shall have been surrendered for transfer, have and be entitled to all rights of a holder of Surviving Corporation Common Stock with respect to each share represented by such certificate, including all voting rights and rights to dividends and other distributions upon the shares of the Reincorporation Merger Surviving Corporation represented by such outstanding certificate. The Reincorporation Merger Surviving Corporation shall not be obligated to issue new certificates evidencing such shares of its capital stock unless and until the old certificates formerly representing shares of Entegris Common Stock are either delivered to the Reincorporation Merger Surviving Corporation, or in any particular case the registered holder thereof notifies the Reincorporation Merger Surviving Corporation that such certificates have been lost, stolen, or destroyed and complies with the provisions of Article IX of this Plan of Merger.

2.2 Eagle Delaware Stock Certificates. At or after the Effective Time, Entegris shall surrender the certificates which, prior to the Effective Time, evidenced the outstanding shares of Eagle Delaware Common Stock to the Reincorporation Merger Surviving Corporation for cancellation and no stock, cash or other property shall be issued in respect thereof. After the Effective Time, and until so surrendered, no outstanding certificate for such shares of Eagle Delaware Common Stock outstanding prior to the Reincorporation Merger shall be deemed for any corporate purpose to represent any interest in Eagle Delaware or the Reincorporation Merger Surviving Corporation or to entitle the holder thereof to any stock, cash or other property.

ARTICLE III

CERTIFICATE OF INCORPORATION AND BYLAWS

At the Effective Time, the Certificate of Incorporation and Bylaws of Eagle Delaware, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Reincorporation Merger Surviving Corporation. The parties agree that, and agree to take all action in order that, immediately prior to the Effective Time, the Certificate of Incorporation and Bylaws of Eagle Delaware shall be in the forms attached hereto as Exhibits A-1 and A-2, respectively, unless and to the extent the parties agree to changes therein (in which case the parties agree to cause the Certificate of Incorporation and Bylaws of Eagle Delaware to be in such forms, with such changes as are agreed upon by the parties, immediately prior to the Effective Time), provided, however, if any provision of such Certificate of Incorporation and Bylaws (i) is required to be submitted separately to the shareholders of Entegris for approval by such shareholders at the time of their approval of the Reincorporation Merger and (ii) does not receive the approval of the Entegris shareholders, then the Certificate of Incorporation and the Bylaws of Eagle Delaware as in effect immediately prior to the Effective Time shall not include such provisions.

ARTICLE IV

DIRECTORS AND OFFICERS

4.1 Directors. From and after the Effective Time, the Directors of Eagle Delaware shall be the directors of the Reincorporation Merger Surviving Corporation, each to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

4.2 Officers. From and after the Effective Time, the officers of Entegris shall be officers of the Reincorporation Merger Surviving Corporation, each to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

ARTICLE V

STOCK OPTIONS, ETC.

At the Effective Time, each outstanding option to purchase shares of Entegris Common Stock and each restricted stock unit that may be surrendered for Entegris Common Stock that has been granted under any employee stock option or compensation plan of, or other arrangement with, Entegris shall become an option or restricted stock unit, as the case may be, for the same number of shares of Surviving Corporation Common Stock as the number of shares of Entegris Common Stock for which, immediately prior to the Effective Time, it was exercisable or could be surrendered, subject to the same vesting schedule, forfeiture provisions and exercise price, as applicable, in effect immediately before the Effective Time. Restricted stock of Entegris that is converted into restricted stock of the Reincorporation Merger Surviving Corporation as a result of the Reincorporation Merger shall be subject to the same vesting schedule and forfeiture provisions, as applicable, in effect immediately before the Effective Time.

ARTICLE VI

AMENDMENT

The Boards of Directors of the Constituent Corporations may amend this Plan of Merger, by an instrument in writing signed on behalf of each Constituent Corporation, at any time prior to the Effective Time, whether before or after approval by the shareholders of Entegris and the stockholder of Eagle Delaware, provided that after the shareholders or stockholder approval of a Constituent Corporation is obtained, there shall be no further amendment that by law or the rules of the NASDAQ National Market requires further approval by the shareholders or stockholder of that Constituent Corporation without the further approval of those shareholders or stockholder.

ARTICLE VII

TERMINATION

To the extent permitted by law, this Plan of Merger may be terminated, and the Reincorporation Merger herein provided for may be abandoned, by mutual consent of the Boards of Directors of the Constituent Corporations at any time prior to the Effective Time. The Boards of Directors of the Constituent Corporations shall terminate this Plan of Merger at such time, if any, as the Agreement and Plan of Merger among Entegris, Eagle Delaware and Mongoose, dated as of the date of this Plan of Merger, is terminated. Except as otherwise provided in this Article VII, the Reincorporation Merger shall be submitted to the shareholders of Entegris and the stockholder of Eagle Delaware whether or not the Board of Directors of either Constituent Corporation recommends that the shareholders or stockholder of that Constituent Corporation reject it.

ARTICLE VIII

FURTHER ASSURANCES

If at any time the Reincorporation Merger Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to vest in the Reincorporation Merger Surviving Corporation, according to the terms hereof, the title to any property or right of either Constituent Corporation, the proper officers and directors of either Constituent Corporation shall and will execute and make all such proper assignments and assurances and do all things necessary to vest title in such property or rights in the Reincorporation Merger Surviving Corporation, and otherwise to carry out the purposes of this Agreement.

ARTICLE IX

LOST OR STOLEN CERTIFICATES

In the case of any lost, stolen, or destroyed certificate formerly representing shares of Entegris Common Stock, the holder thereof may be required, as a condition precedent to the delivery to the holder of certificates for the same number of shares of Surviving Corporation Common Stock, to deliver to the Reincorporation Merger Surviving Corporation a written indemnity agreement in form and substance reasonably acceptable to the Reincorporation Merger Surviving Corporation and, if reasonably deemed advisable by the Reincorporation

Merger Surviving Corporation, a bond in such reasonable sum as the Reincorporation Merger Surviving

Corporation may direct as indemnity against any claim that may be made against any transfer or exchange agent, Entegris or the Reincorporation Merger Surviving Corporation or any of their respective officers, directors, agents or affiliates with respect to the certificate formerly representing shares of Entegris Common Stock alleged to have been lost, stolen, or destroyed.

ARTICLE X

NO FURTHER TRANSFERS

As of the Effective Time, there shall be no transfers on the stock transfer books of Entegris of the shares of Entegris Common Stock that were outstanding immediately before the Effective Time. Notwithstanding the foregoing, after the Effective Time, if certificates formerly representing shares of Entegris Common Stock are presented to Eagle Delaware for transfer, they shall be canceled and exchanged for the same number of shares of Eagle Delaware Common Stock as provided in Articles I and II. After the Effective Time, the Reincorporation Merger Surviving Corporation shall cause the shares of Entegris Common Stock to be delisted from NASDAQ and at or prior to the Effective Time, Eagle Delaware shall take such action as is necessary to cause Eagle Delaware to be treated as a “successor issuer” to Entegris within the meaning of Rule 12g-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and shall cause the shares of Eagle Delaware Common Stock to be registered under Section 12(g) of the Exchange Act and be authorized for quotation on NASDAQ under the same trading symbol as had previously represented shares of Entegris Common Stock.

ARTICLE XI

QUALIFICATION OF REINCORPORATION MERGER SURVIVING CORPORATION

IN MINNESOTA

Eagle Delaware hereby agrees, and shall provide in the Articles of Merger filed with the Secretary of State of Minnesota, (1) that, as the Reincorporation Merger Surviving Corporation, it may be served with process in the State of Minnesota in any proceeding for the enforcement of any obligation of Entegris and in a proceeding for the enforcement of the rights, if any, of a dissenting shareholder of Entegris against the Reincorporation Merger Surviving Corporation, and (2) that it hereby appoints, effective at the Effective Time, the Secretary of State of Minnesota as its agent to accept service of process in any such proceeding, and (3) that it will promptly pay to the dissenting shareholders of Entegris the amounts, if any, to which they are entitled under the provisions of the Minnesota Business Corporation Act with respect to the rights of dissenting shareholders. Notwithstanding anything to the contrary herein stated, the parties to this Agreement agree that, as stated in Section 1.3, no shareholders of Entegris are entitled to dissenters rights pursuant to the Minnesota Business Corporation Act or otherwise as a result of this Plan of Merger or the Reincorporation Merger.

ARTICLE XII

GOVERNING LAW

This Plan of Merger shall be governed by the internal laws of the State of Delaware without giving effect to choice-of-law principles.

IN WITNESS WHEREOF, this Plan of Merger, having first been duly approved by the respective Boards of Directors of each Constituent Corporation, is hereby executed on behalf of each of said corporations by their respective officers thereunto duly authorized as of the date above written.

ENTEGRIS, INC., a Minnesota corporation

By:	/s/ JAMES E. DAUWALTER
Its:	President and Chief Executive Officer

EAGLE DE, INC., a Delaware corporation

By:	/s/ JAMES E. DAUWALTER
Its:	President and Chief Executive Officer

Annex C-1

EAGLE DE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of this corporation is Entegris, Inc. (hereinafter referred to as the “Corporation”).

ARTICLE II

The registered office of this Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington (19801), County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 405,000,000 shares, consisting of (i) 400,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”).

B. The board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

ARTICLE V

Unless and except to the extent that the By-Laws of this Corporation shall so require, the election of directors need not be by written ballot.

ARTICLE VI

In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of this Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal the By-Laws adopted or amended by the Board of

C-1-1

Directors; provided, however, that, notwithstanding the fact that a lesser percentage may be specified by law, the By-Laws shall not be altered, amended or repealed by the stockholders of the Corporation except by the affirmative vote of holders of not less than seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article VI.

ARTICLE VII

Except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX

This Article is inserted for the management of the business and for the conduct of the affairs of the Corporation.

1. Number of Directors. The number of directors of the Corporation shall not be less than three. The exact number of directors within the limitations specified in the preceding sentence shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Corporation.

2. Classes of Directors. The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III. No one class shall have more than one director more than any other class.

3. Terms of Office. Except as provided in Section 4 of this Article IX, each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall serve for a term ending on the date of the Corporation’s first annual meeting of stockholders; each initial director in Class II shall serve for a term ending on the date of the Corporation’s second annual meeting of stockholders; and each initial director in Class III shall serve for a term ending on the date of the Corporation’s third annual meeting of stockholders; and provided, further, that the term of each director shall be subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

4. Removal. The directors of the Corporation may not be removed without cause and may be removed for cause only by the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote generally in the election of directors cast at a

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meeting of the stockholders called for that purpose, notwithstanding the fact that a lesser percentage may be specified by law.

5. Vacancies. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

6. Stockholder Nominations and Introduction of Business, Etc. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before either an annual or special meeting of stockholders shall be given in the manner provided by the By-Laws of this Corporation.

7. Amendment to Article. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of at least seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article IX.

ARTICLE X

1. Dividends. The Board of Directors shall have authority from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other purpose or purposes, and to abolish or add to any such reserve or reserves from time to time as said board may deem to be in the interest of the Corporation; and said Board shall likewise have power to determine in its discretion, except as herein otherwise provided, what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation.

2. Location of Meetings, Books and Records. Except as otherwise provided in the By-laws, the stockholders of the Corporation and the Board of Directors may hold their meetings and have an office or offices outside of the State of Delaware and, subject to the provisions of the laws of said State, may keep the books of the Corporation outside of said State at such places as may, from time to time, be designated by the Board of Directors or by the By-laws of this Corporation.

ARTICLE XI

Stockholders of the Corporation may not take any action by written consent in lieu of a meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article XI.

ARTICLE XII

Special meetings of stockholders may be called at any time by only the Chairman of the Board of Directors, the Chief Executive Officer (or if there is no Chief Executive Officer, the President), or by the Board of Directors

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of the Corporation pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By- Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article XII.

ARTICLE XIII

The Corporation expressly elects to be governed by Section 203 of the Delaware General Corporation Law.

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Annex C-2

EAGLE DE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of this corporation is Entegris, Inc. (hereinafter referred to as the “Corporation”).

ARTICLE II

The registered office of this Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington (19801), County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 405,000,000 shares, consisting of (i) 400,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”).

B. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

ARTICLE V

Unless and except to the extent that the By-Laws of this Corporation shall so require, the election of directors need not be by written ballot.

ARTICLE VI

In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of this Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal the By-Laws adopted or amended by the Board of Directors; provided, however, that, notwithstanding the fact that a lesser percentage may be specified by law, the By-Laws shall not be altered, amended or repealed by the stockholders of the Corporation except by the affirmative vote of holders of not less than seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the

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fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article VI.

ARTICLE VII

Except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX

This Article is inserted for the management of the business and for the conduct of the affairs of the Corporation.

1. Number; Election and Qualification of Directors. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, but in no event shall be less than three. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. The directors need not be stockholders of the Corporation.

2. Terms of Office. Except as provided in Section 3 of this Article IX, each director shall serve for a term ending on the date of the first annual meeting following the election of such director; provided, however, that the term of each director shall be subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

3. Removal. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, except to the extent a different vote is required by law.

4. Vacancies. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of directors, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

5. Stockholder Nominations and Introduction of Business, Etc. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before either an annual or special meeting of stockholders shall be given in the manner provided by the By-Laws of this Corporation.

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ARTICLE X

1. Dividends. The Board of Directors shall have authority from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other purpose or purposes, and to abolish or add to any such reserve or reserves from time to time as said board may deem to be in the interest of the Corporation; and said Board shall likewise have power to determine in its discretion, except as herein otherwise provided, what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation.

2. Location of Meetings, Books and Records. Except as otherwise provided in the By-laws, the stockholders of the Corporation and the Board of Directors may hold their meetings and have an office or offices outside of the State of Delaware and, subject to the provisions of the laws of said State, may keep the books of the Corporation outside of said State at such places as may, from time to time, be designated by the Board of Directors or by the By-laws of this Corporation.

ARTICLE XI

Stockholders of the Corporation may not take any action by written consent in lieu of a meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article XI.

ARTICLE XII

Special meetings of stockholders may be called at any time by only the Chairman of the Board of Directors, the Chief Executive Officer (or if there is no Chief Executive Officer, the President), or by the Board of Directors of the Corporation pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article XII.

ARTICLE XIII

The Corporation expressly elects to be governed by Section 203 of the Delaware General Corporation Law.

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Annex D

ENTEGRIS, INC. (FORMERLY KNOWN AS EAGLE DE, INC.)

BY-LAWS

ARTICLE 1—OFFICES

1.1 Registered Offices. The registered office of Entegris, Inc. (the “Corporation”) in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington (19801), County of New Castle. The name of the Corporation’s registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

1.2 Other offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.3 Books. The books of the Corporation may be kept within or without of the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2—STOCKHOLDERS

2.1 Place of Meetings. All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board of Directors or the Chief Executive Officer (or, if there is no Chief Executive Officer, the President).

2.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as shall be fixed by the Board of Directors, pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office, or by the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient.

2.3 Special Meeting. Special meetings of stockholders may be called at any time by only the Chairman of the Board of Directors, the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or by the Board of Directors of the Corporation pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

2.5 Voting List. The officer who has charge of the stock ledger of the Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

2.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

2.7 Adjournments. Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these By-Laws by a majority of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as Secretary of such meeting. It shall not be necessary to notify any stockholder of any adjournment of less than thirty (30) days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

2.8 Voting and Proxies. Except as otherwise provided by the Delaware General Corporation Law, the Certificate of Incorporation or these By-Laws, each stockholder shall have one vote for each share of capital stock entitled to vote and held of record by such stockholder. To the extent permitted by law, each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote or act for him or her by proxy, which proxy may be authorized in writing, telegram, cablegram or other means of electronic transmission by the stockholder or his or her authorized agent. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

2.9 Proxy Representation. Every stockholder may authorize another person or persons to act for him or her by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

2.10 Action at Meeting. When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

2.11 Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. The nomination for election to the Board of Directors of the Corporation at a meeting of stockholders may be made by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at such meeting who complies with the notice procedures set forth in this Section 2.11. Such nominations, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary, and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then such nomination shall have been delivered to or mailed and received by the Secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. Such notice shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of the Corporation which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including such person’s written consent to be named as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Corporation’s books, of such stockholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

2.12 Notice of Business at Annual Meetings. The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

2.13 Notice of Business at Annual Meetings. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before an annual meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, if such business relates to the election of directors of the Corporation, the procedures in Section 2.11 must be complied with. If such business relates to any other matter, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.13, except that any stockholder proposal which complies with Rule 14a-8 or any successor provision or Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, and is to be included in the Corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 2.13.

The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.13, and if he or she should so determine, the chairman shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

2.14 Action without Meeting. Stockholders may not take any action by written consent in lieu of a meeting.

2.15 Organization. The Chairman of the Board, or in his or her absence the President shall call meetings of the stockholders to order, and act as chairman of such meeting; provided, however, that the Board of Directors may appoint any person to act as chairman of any meeting in the absence of the Chairman of the Board. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders; provided, however, that in the absence of the Secretary at any meeting of the stockholders, the acting chairman may appoint any person to act as secretary of the meeting.

ARTICLE 3—DIRECTORS

3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law, the Certificate of Incorporation or these By-Laws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number; Election and Qualification of Directors. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, but in no event shall be less than three. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. The directors need not be stockholders of the Corporation.

3.3 Classes of Directors. The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III. No one class shall have more than one director more than any other class.

3.4 Terms of Office. Except as otherwise provided in the Certificate of Incorporation or these By-Laws, each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall serve for a term ending on the date of the Corporation’s first annual meeting of stockholders; each initial director in Class II shall serve for a term ending on the date of the Corporation’s second annual meeting of stockholders; and each initial director in Class III shall serve for a term ending on the date of the Corporation’s third annual meeting of stockholders; and provided, further, that the term of each director shall be subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

3.5 Removal. The directors of the Corporation may not be removed without cause and may be removed for cause only by the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote generally in the election of directors cast at a meeting of the stockholders called for that purpose, notwithstanding the fact that a lesser percentage may be specified by law.

3.6 Vacancies. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

3.7 Resignation. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.8 Regular Meetings. The regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided, that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

3.9 Special Meetings. Special meetings of the Board of Directors may be held at any time and place, within or without the State of Delaware, designated in a call by the Chairman of the Board of Directors, the Chief Executive Officer (or if there is no Chief Executive Officer, the President), two or more directors or by one director in the event that there is only a single director in office.

3.10 Notice of Special Meetings. Notice of any special meeting of the Board of Directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. The notice shall be duly given to each director (i) by giving notice to such director in person or by telephone at least twenty four (24) hours in advance of the meeting, (ii) by sending a telegram, telecopy, or telex, or delivering written notice by hand, to his or her last known business or home address at least twenty four (24) hours in advance of the meeting, or (iii) by mailing written notice to his or her last known business or home address at least seventy two (72) hours in advance of the meeting. A notice or waiver of notice of a special meeting of the Board of Directors need not specify the purposes of the meeting.

3.11 Meetings by Telephone Conference Calls. The Board of Directors or any members of any committee of the Board of Directors designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

3.12 Quorum. A majority of the total number of the whole Board of Directors shall constitute a quorum at all meetings of the Board of Directors. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than one-third ( 1/3) of the number of directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, other than announcement at the meeting, until a quorum shall be present.

3.13 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these By-Laws.

3.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing, and the written consents are filed with the minutes of proceedings of the Board of Directors or committee of the Board of Directors, as applicable.

3.15 Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the

Delaware General Corporation Law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.16 Compensation of Directors. The directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

ARTICLE 4—OFFICERS

4.1 Enumeration. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and a Treasurer. The Board of Directors may appoint other officers with such titles and powers as it may deem appropriate, including, without limitation, one or more Vice Presidents and one or more Controllers.

4.2 Election. The Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

4.3 Qualification. No officer need be a stockholder of the Corporation. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws, each officer shall hold office until his or her successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him or her, or until his or her earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his or her written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer may be removed at any time, with or without cause, by vote of a majority of the entire number of directors then in office.

Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his of her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

4.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Each such successor shall hold office for the unexpired term of his or her predecessor and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal.

4.7 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him or her by the Board of Directors.

4.8 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have general charge and supervision of the business of the Corporation. Unless otherwise provided by the Board of Directors, he or she shall preside at all meetings of the stockholders and, if he or she is a director, at all meetings of the Board of Directors. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board of Directors may from time to time prescribe.

4.9 President. The President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the duties of the Chief Executive Officer and when so performing shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

4.10 Chief Financial Officer. The Chief Financial Officer shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chairman of the Board or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation.

4.11 Vice Presidents. Any Vice President shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the President may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other such title.

4.12 Controllers. Any Controller shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or any Vice President may from time to time prescribe.

4.13 Secretary. The Secretary shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

In the event of the absence, inability or refusal to act of the Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.

4.14 Treasurer. The Treasurer shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of Treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these By-Laws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation. Unless the Board of Directors has designated another officer as Chief Financial Officer, the Treasurer shall be the Chief Financial Officer of the Corporation.

In the event of the absence, inability or refusal to act of the Treasurer, the Board of Directors shall appoint a temporary treasurer, who shall perform the duties and exercise the powers of the Treasurer.

4.15 Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

4.16 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

ARTICLE 5—CAPITAL STOCK

5.1 Certificates of Stock. Every holder of stock of the Corporation shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by him or her in the Corporation. Each such certificate shall be signed by, or in the name of the Corporation by the Chairman of the Board of Directors, the Chief Executive Officer or the President, and the Treasurer or the Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, the By-Laws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

5.2 Transfers. Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-Laws.

5.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

5.4 Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described;

provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5 Dividends. Subject to limitations contained in the Delaware General Corporation Law, the Certificate of Incorporation and these By-laws, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

ARTICLE 6—GENERAL PROVISIONS

6.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.

6.2 Corporate Seal. The corporate seal, if any, shall be in such form as shall be approved by the Board of Directors.

6.3 Form of Notice. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-laws, such notice may be given by a form of electronic transmission pursuant to Section 232 of the Delaware General Corporation Law if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

6.4 Waiver of Notice. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

6.5 Voting of Securities. Except as the directors may otherwise designate, the Chief Executive Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

6.6 Evidence of Authority. A certificate by the Secretary, or a temporary secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of such action.

6.7 Certificate of Incorporation. All references in these By-Laws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended or restated and in effect from time to time.

6.8 Transactions with Interested Parties. No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

(1) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee of the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(2) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee of the Board of Directors, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.9 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

6.10 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

6.11 Contracts. In addition to the powers otherwise granted to officers pursuant to Article 4 hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

6.12 Loans. The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

6.13 Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

6.14 Section Headings. Section headings in these By-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

6.15 Inconsistent Provisions. In the event that any provision of these By-laws is or becomes inconsistent with any provision of the Certificate of Incorporation, the Delaware General Corporation Law or any other applicable law, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE 7—INDEMNIFICATION

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.3 of this Article 7 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

7.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 7.1 of this Article 7, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under Section 7.1 or otherwise.

7.3 Right of Indemnitee to Bring Suit. If a claim under Section 7.1 or 7.2 of this Article 7 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 7 or otherwise shall be on the Corporation.

7.4 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, By-laws, agreement, vote of stockholders or directors or otherwise.

7.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

7.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

7.7 Nature of Rights. The rights conferred upon indemnitees in this Article 7 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 7 that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE 8—AMENDMENTS

8.1 By the Board of Directors. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

8.2 By the Stockholders. Notwithstanding any other provision of law, the Certificate of Incorporation or these By-Laws, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote shall be required to alter, amend or repeal any provision of these By-Laws or to adopt new By-Laws.

Annex E

PERSONAL AND CONFIDENTIAL

March 21, 2005

Board of Directors

Entegris, Inc.

3500 Lyman Boulevard

Chaska, Minnesota 55318

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Entegris, Inc. (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 1.39 shares of common stock, par value $0.01 per share (the “Eagle Delaware Common Stock”), of Eagle DE, Inc., a wholly owned subsidiary of the Company (“Eagle Delaware”), to be issued in exchange for each share of common stock, par value $0.01 per share (the “Mykrolis Common Stock”), of Mykrolis Corporation (“Mykrolis”) pursuant to the Agreement and Plan of Merger, dated as of March 21, 2005 (the “Agreement”), by and among the Company, Eagle Delaware and Mykrolis. Pursuant to the Agreement, (a) the Company will merge with and into Eagle Delaware and each share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company will be converted into 1 share of Eagle Delaware Common Stock and (b) immediately thereafter, Mykrolis will merge with and into Eagle Delaware and each share of Mykrolis Common Stock will be converted into a number of shares of Eagle Delaware Common Stock equal to the Exchange Ratio.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided investment banking services to the Company from time to time and may provide investment banking services to the Company and Mykrolis in the future. In connection with the above-described services, we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Mykrolis and their affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Mykrolis for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement and the Reincorporation Plan of Merger (as defined in the Agreement); annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended August 28, 2004, and Mykrolis for the four fiscal years ended December 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Mykrolis; certain other communications from the Company and Mykrolis to their respective stockholders; certain internal financial analyses and forecasts for Mykrolis prepared by its

E-1

Board of Directors

Entegris, Inc.

March 21, 2005

management; and certain financial analyses and forecasts for the Company and for Mykrolis prepared by the management of the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Company and Mykrolis to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Mykrolis regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Mykrolis. In addition, we have reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Mykrolis Common Stock, compared certain financial and stock market information for the Company and Mykrolis with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Mykrolis or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Mykrolis or on the expected benefits of the Transaction in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of the Company Common Stock or shares of Eagle Delaware Common Stock will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/S/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

E-2

Annex F

March 20, 2005

The Board of Directors

Mykrolis Corporation

129 Concord Road

Billerica, MA 01801

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Mykrolis Corporation (the “Company”) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Entegris, Inc. (“Entegris”) and Eagle DE, Inc. (“New Entegris”). As more fully described in the Merger Agreement, (i) Entegris will be merged with and into New Entegris (the “Reincorporation Merger”), (ii) in the Reincorporation Merger, each outstanding share of the common stock, par value $0.01 per share of Entegris (“Entegris Common Stock”) (other than those shares specified in the Merger Agreement) will be converted into the right to receive one share of the common stock, par value $0.01 per share, of New Entegris (“New Entegris Common Stock”), (iii) following the Reincorporation Merger, the Company will be merged with and into New Entegris (the “Merger”), and (iv) in the Merger, each outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than those shares specified in the Merger Agreement) will be converted into the right to receive 1.39 shares (the “Exchange Ratio”) of New Entegris Common Stock.

In arriving at our opinion, we reviewed a draft dated March 19, 2005 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Entegris concerning the businesses, operations and prospects of the Company, Entegris and New Entegris. We examined certain publicly available business and financial information relating to the Company and Entegris as well as certain financial forecasts and other information and data relating to the Company, Entegris and New Entegris which were provided to or discussed with us by the respective managements of the Company and Entegris. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Entegris Common Stock; the historical and projected earnings and other operating data of the Company, Entegris and New Entegris; and the capitalization and financial condition of the Company and Entegris. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Entegris. We also evaluated certain potential pro forma financial effects of the Merger on New Entegris. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Entegris that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company, Entegris and New Entegris provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and Entegris that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Entegris as to the future financial performance of the Company, Entegris and New Entegris, and the other matters covered thereby, and have assumed, with your consent, that the financial results reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with your consent, that each of the Reincorporation

F-1

Merger and the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Reincorporation Merger and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Entegris, New Entegris or the contemplated benefits of the Reincorporation Merger or the Merger. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of the Company and Entegris. We are not expressing any opinion as to what the value of the New Entegris Common Stock actually will be when issued pursuant to the Merger or the price at which the New Entegris Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Entegris nor have we made any physical inspection of the properties or assets of the Company or Entegris. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent on the consummation of the Merger. We and our affiliates in the past have provided services to the Company and Entegris unrelated to the proposed Merger, for which services we and such affiliates have received compensation, including, without limitation, acting as the lead manager in connection with the Company’s initial public offering and acting as co-manager in connection with Entegris’s initial public offering. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company, Entegris and New Entegris for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Entegris, New Entegris and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

F-2

PART II

Item 20. Indemnification of Directors and Officers

Entegris, Inc. is subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act. Section 302A.521 of the Minnesota Business Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met with respect to the person to be indemnified, are (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements and expenses; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person must have acted in a manner the person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation’s board of directors or a committee of the board who are at the time not parties to the proceedings under consideration, by special legal counsel, by the stockholders who are not parties to the proceedings or by a court.

Article 6 of Entegris’ Amended and Restated Bylaws, as amended, requires indemnification by Entegris to the same extent permitted by the laws of the State of Minnesota.

Entegris also maintains a director and officer insurance policy to cover Entegris, its directors and its officers against certain liabilities.

Eagle DE, Inc. (“Entegris Delaware”) is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Entegris Delaware’s certificate of incorporation provides that the registrant’s directors shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. Entegris Delaware’s certificate of incorporation provides that the corporation shall indemnify its directors to the full extent permitted by the laws of the State of Delaware. In addition, Entegris Delaware’s bylaws provide for indemnification of the registrant’s officers and directors to the fullest extent permitted by applicable law.

All of Entegris Delaware’s directors and officers will be covered by insurance policies maintained by Entegris Delaware against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933. In addition, Entegris Delaware will enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the DGCL.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among Entegris, Inc., Mykrolis Corporation and Eagle DE, Inc. (included in the joint proxy statement/prospectus as Annex A).

2.2	Agreement and Plan of Merger, dated as of March 21, 2005, by and between Entegris, Inc. and Eagle DE, Inc. (included in the joint proxy statement/prospectus as Annex B).

3.1(a)	Certificate of Incorporation of Eagle DE, Inc. (included in the joint proxy statement/prospectus as Annex C-1).

3.1(b)	Certificate of Incorporation of Eagle DE, Inc. without a classified board (included in the joint proxy statement/prospectus as Annex C-2).

3.2	Bylaws of Eagle DE, Inc. (included in the joint proxy statement/prospectus as Annex D).

3.3	Articles of Incorporation of Entegris.(1)

3.4	Bylaws of Entegris.(2)

4.1	Form of Common Stock Certificate.

5	Opinion of Faegre & Benson LLP.

8.1	Form of Opinion of Faegre & Benson LLP regarding tax matters.

8.2	Form of Opinion of Ropes & Gray LLP regarding tax matters.

10.1	Form of Amended and Restated Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and each of Jean-Marc Pandraud, Bertrand Loy, Peter W. Walcott, Fred Faulkner, John Gerard Mackay and Takashi Mizuno.(3)

10.2	Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter S. Kirlin.(4)

10.3	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Jean-Marc Pandraud.(5)

10.4	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Bertrand Loy.(6)

10.5	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter Walcott.(7)

10.6	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Fred Faulkner.(8)

10.7	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Takashi Mizuno.(9)

10.8	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and John Gerard Mackay.(10)

10.9	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Gideon Argov.(11)

Exhibit No.	Description
10.10	Amended and Restated Employment Agreement, dated as of May 4, 2005, by and between Mykrolis Corporation and Gideon Argov.(12)

10.11	Form of Integration-Planning Bonus Letter and Attachments, dated as of May 12, 2005.(13)

23.1	Consent of KPMG LLP, relating to Entegris, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, relating to Mykrolis Corporation.

23.3	Consent of Faegre & Benson LLP (included in Exhibit 5 and to be included in Exhibit 8.1).

23.4	Consent of Ropes & Gray LLP (to be included in Exhibit 8.2).

24	Powers of Attorney.*

99.1	Form of Proxy of Entegris, Inc.

99.2	Form of Proxy of Mykrolis Corporation.

99.3	Fairness Opinion of Goldman, Sachs & Co. (included in the joint proxy statement/prospectus as Annex E).

99.4	Fairness Opinion of Citigroup Global Markets Inc. (included in the joint proxy statement/prospectus as Annex F).

99.5	Consent of Goldman, Sachs & Co.

99.6	Consent of Citigroup Global Markets Inc.

*	Included on signature pages of the Form S-4 registration statement of Entegris, Inc. and Eagle DE, Inc. filed with the Securities and Exchange Commission on May 9, 2005.
(1)	Previously filed.
(2)	Previously filed.
(3)	Incorporated by reference to Exhibit 10.3 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(4)	Incorporated by reference to Exhibit 10.4 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(5)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(6)	Incorporated by reference to Exhibit 10.7 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(7)	Incorporated by reference to Exhibit 10.8 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(8)	Incorporated by reference to Exhibit 10.9 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(9)	Incorporated by reference to Exhibit 10.11 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(10)	Incorporated by reference to Exhibit 10.10 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(11)	Incorporated by reference to Exhibit 10.5 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(12)	Incorporated by reference to Exhibit 10.13 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(13)	Incorporated by reference to Exhibit 10.1 to Entegris, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2005.

(b)	Financial Statement Schedule

Incorporated by reference to the financial statement schedule included in Entegris’ Annual Report on Form 10-K for the year ended August 28, 2004.

(c)	Reports, Opinions or Appraisals

Information requested hereunder is furnished as Exhibits 99.3 and 99.4 to this registration statement.

Item 22. Undertakings.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (sometimes referred to herein as the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(g)(2)	The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph 1 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the information statement-prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chaska, State of Minnesota, on June 30, 2005.

ENTEGRIS, INC.

By:	/S/ JOHN D. VILLAS
Its:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 30, 2005, by the following persons in the capacities indicated.

Signature	Title

/S/ JAMES E. DAUWALTER James E. Dauwalter	Chief Executive Officer and Director (Principal Executive Officer)

/S/ JOHN D. VILLAS John D. Villas	Chief Financial Officer (Principal Financial and Accounting Officer)

* James A. Bernards	Director

* Stan Geyer	Director

* Gary F. Klingl	Director

* Roger D. McDaniel	Director

* Paul L.H. Olson	Director

* Brian F. Sullivan	Director

* Donald M. Sullivan	Director

*	The undersigned, by signing his name hereto, does sign and execute this registration statement pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which have been filed with the Securities and Exchange Commission on behalf of such officers and directors.

By:	/S/ JAMES E. DAUWALTER	Date: June 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chaska, State of Minnesota, on June 30, 2005.

EAGLE DE, INC.

By:	/S/ JOHN D. VILLAS
Its:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 30, 2005, by the following persons in the capacities indicated.

Signature	Title

/S/ JAMES E. DAUWALTER James E. Dauwalter	Chief Executive Officer, President and Director (Principal Executive Officer)

/S/ JOHN D. VILLAS John D. Villas	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Stan Geyer	Director

* Jay Bennett	Director

*	The undersigned, by signing his name hereto, does sign and execute this registration statement pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which have been filed with the Securities and Exchange Commission on behalf of such officers and directors.

By:	/S/ JAMES E. DAUWALTER	Date: June 30, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit	Manner of Filing
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among Entegris, Inc., Mykrolis Corporation and Eagle DE, Inc.	Included in the joint proxy statement/prospectus as Annex A.

2.2	Agreement and Plan of Merger, dated as of March 21, 2005, by and between Entegris, Inc. and Eagle DE, Inc.	Included in the joint proxy statement/prospectus as Annex B.

3.1(a)	Certificate of Incorporation of Eagle DE, Inc.	Included in the joint proxy statement/prospectus as Annex C-1.

3.1(b)	Certificate of Incorporation of Eagle DE, Inc. without a classified board.	Included in the joint proxy statement/prospectus as Annex C-2.

3.2	Bylaws of Eagle DE, Inc.	Included in the joint proxy statement/prospectus as Annex D.

3.3	Articles of Incorporation of Entegris. (1)	Previously filed.

3.4	Bylaws of Entegris. (2)	Previously filed.

4.1	Form of Common Stock Certificate.	Filed herewith.

5	Opinion of Faegre & Benson LLP.	Filed herewith.

8.1	Form of Opinion of Faegre & Benson LLP regarding tax matters.	Filed herewith.

8.2	Form of Opinion of Ropes & Gray LLP regarding tax matters.	Filed herewith.

10.1	Form of Amended and Restated Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and each of Jean-Marc Pandraud, Bertrand Loy, Peter W. Walcott, Fred Faulkner, John Gerard Mackay and Takashi Mizuno. (3)	Incorporated by reference.

10.2	Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter S. Kirlin. (4)	Incorporated by reference.

10.3	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Jean-Marc Pandraud. (5)	Incorporated by reference.

10.4	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Bertrand Loy. (6)	Incorporated by reference.

10.5	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter Walcott. (7)	Incorporated by reference.

10.6	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Fred Faulkner. (8)	Incorporated by reference.

10.7	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Takashi Mizuno. (9)	Incorporated by reference.

10.8	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and John Gerard Mackay. (10)	Incorporated by reference.

10.9	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Gideon Argov. (11)	Incorporated by reference.

10.10	Amended and Restated Employment Agreement, dated as of May 4, 2005, by and between Mykrolis Corporation and Gideon Argov. (12)	Incorporated by reference.

Exhibit Number	Exhibit	Manner of Filing
10.11	Form of Integration-Planning Bonus Letter and Attachments, dated as of May 12, 2005. (13)	Incorporated by reference.

23.1	Consent of KPMG LLP, relating to Entegris, Inc.	Filed herewith.

23.2	Consent of PricewaterhouseCoopers LLP, relating to Mykrolis Corporation.	Filed herewith.

23.3	Consent of Faegre & Benson LLP.	Included in Exhibit 5 and to be included in Exhibit 8.1.

23.4	Consent of Ropes & Gray LLP.	To be included in Exhibit 8.2.

24	Powers of Attorney.	Included on signature pages of the Form S-4 registration statement of Entegris, Inc. and Eagle DE, Inc. filed with the Securities and Exchange Commission on May 9, 2005.

99.1	Form of Proxy of Entegris, Inc.	Filed herewith.

99.2	Form of Proxy of Mykrolis Corporation	Filed herewith.

99.3	Fairness Opinion of Goldman, Sachs & Co.	Included in the joint proxy statement/prospectus as Annex E.

99.4	Fairness Opinion of Citigroup Global Markets Inc.	Included in the joint proxy statement/prospectus as Annex F.

99.5	Consent of Goldman, Sachs & Co.	Filed herewith.

99.6	Consent of Citigroup Global Markets Inc.	Filed herewith.

(1)	Previously filed.
(2)	Previously filed.
(3)	Incorporated by reference to Exhibit 10.3 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(4)	Incorporated by reference to Exhibit 10.4 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(5)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(6)	Incorporated by reference to Exhibit 10.7 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(7)	Incorporated by reference to Exhibit 10.8 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(8)	Incorporated by reference to Exhibit 10.9 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(9)	Incorporated by reference to Exhibit 10.11 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(10)	Incorporated by reference to Exhibit 10.10 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(11)	Incorporated by reference to Exhibit 10.5 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(12)	Incorporated by reference to Exhibit 10.13 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(13)	Incorporated by reference to Exhibit 10.1 to Entegris, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2005.